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06014989

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REGISTRANT'S NAME Atos Origin

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FILE NO. 82- 4023 FISCAL YEAR 12-31-05

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OICF/BY: dlw

DATE: 7/11/06


Atos Origin
WORLDWIDE IT PARTNER
RECEIVED
Annual report 2005
Gaining a competitive edge

Contents

2 Financial performance in 2005
4 Chief Executive's review
9 Formation of the Group
12 Profile
18 The IT services market
23 The Management Board
26 Organisation
32 Consulting
34 Systems Integration
38 Managed Operations
42 Human Resources
46 Operational review
59 Financial review
67 Risk analysis
70 Corporate social responsibility
73 Corporate governance
89 Financial report
148 Investor information
160 Shareholder relations
162 Legal information
168 Resolutions
169 Persons responsible
170 AMF cross-reference table
172 Glossary-definitions
173 Index
178 Contacts



This document is a full free translation of the original French text. The original document has been filed with the Autorité des Marchés Financiers (AMF) on 15 May 2006, in accordance with article 212-13 of the AMF's general regulations.
This document may be used to support a financial operation if accompanied by a prospectus duly approved by the AMF.


Atos
Origin
WORLDWIDE IT PARTNER

We design, build and operate IT-enabled business processes.

Integrate business and technology, globally.

Focus on carefully chosen market sectors.

Improve the effectiveness of our clients' businesses.

Turning client vision into results

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The Company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.

Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Financial performance in 2005

(in EUR millions)	2005	2004	% change
Income statement			
Revenue	**5,459**	5,249	**+4%**
Operating margin	**413.0**	383.3	**+8%**
% of revenue	**7.6%**	7.3%	
Operating income	**387.8**	220.2	**+76%**
% of revenue	**7.1%**	4.2%	
Net income (Group share)	**235.4**	113.3	**+108%**
% of revenue	**4.3%**	2.2%	
Normalised net income (Group share) (c)	**268.5**	236.9	**+13%**
% of revenue	**4.9%**	4.5%	
Earnings per share (EPS)			
Basic EPS (a)	**3.50**	1.72	**+104%**
Diluted EPS (b)	**3.48**	1.71	**+104%**
Normalised basic EPS (a) (c)	**4.00**	3.60	**+11%**
Normalised diluted EPS (b) (c)	**3.97**	3.57	**+11%**
Other Key Indicators			
Net debt to equity ratio	**9%**	30%	
Employees at period end	**47,684**	46,584	

EPS = Earnings per share
a) In euros, based on a weighted average number of shares.
b) In euros, based on a diluted weighted average number of shares.
c) Based on net income (Group share) before unusual, abnormal and infrequent items (net of tax).

Revenue by service line



- Managed Operations 51%
- Systems Integration 41%
  (of which 14% is recurring business)
- Consulting 8%

Revenue by geographic area



- France 28%
- United Kingdom 21%
- Benelux 21%
- Germany and Central Europe 10%
- Italy 6%
- Spain 5%
- Other EMEA 2%
- Americas 4%
- Asia Pacific 3%

Revenue by industry sector



- Public Sector and Utilities 26%
- Telecoms and Media 19%
- Finance 19%
- Discrete Manufacturing 12%
- CPG and Retail 10%
- Process Industries 8%
- Others (ie Transport) 6%

Financial highlights

- Group revenues were EUR 5,459 million, representing organic growth of 8.0%.
- Operating margin increased organically by 14% (7.6% margin).
- Net income was EUR 235 million (4.3% of revenue).
- Earnings per share grew by 104% to EUR 3.50.
- Net debt fell to EUR 180 million at the end of December 2005.
- The business disposal programme has been completed.
- A new multi-currency revolving facility of EUR 1.2 billion was negotiated, with more flexible terms and conditions.
- The free float of the Company's shares is 100% after Philips' share sale in July 2005.

Commercial highlights

- There was an encouraging inflow of new orders, with a book-to-bill ratio of 122%.
- Critical contract renewals were secured (Department for Work and Pensions, etc).
- Major new contract signings (Renault, LCH-Clearnet, Premiere, Britannic, Region Sicilia).
- The Group extended its relationship with Euronext, to form Atos Euronext Market Solutions.
- The Group extended its partnership with Philips until 2008.
- The Group extended its contract with the International Olympic Committee until 2012.


Revenue performance
(EUR millions)
CAGR +23%
1,914
3,038
3,043
3,035
5,249
5,459
2000
2001
2002
2003
2004
2005


Operating margin performance
(EUR millions)
CAGR +21%
161
261
266
248
383
413
2000
2001
2002
2003
2004
2005

FY00, FY01, FY02 and FY03 under French GAAP and FY04 and FY05 under IFRS.
CAGR = Compound annual growth rate.


Atos
Origin

Chief Executive's review



2005 was a year of consolidation for Atos Origin after the acquisition and integration of Sema Group in 2004. We said at the start of the year that we would focus on organic growth and that is precisely what we did, increasing global market share and achieving all of our financial targets.

The main commercial highlights of the year were the expansion of our business in Germany, the signing of contract extension agreements with Philips and the International Olympic Committee, the capture of a ground-breaking contract with Renault, the renewal of our major BPO contract with the UK Department of Works and Pensions and the extension of our partnership with Euronext. There have been many other successes that stem directly from the acquisition of Sema and the restructuring of our commercial operations during 2004 and 13 of our key clients now generate annual revenues of more than EUR 100 million.

The development of our German business is particularly satisfying. Capturing a major contract with KarstadtQuelle in late 2004 provided the catalyst and we subsequently won contracts with E-Plus and Premiere that enabled us to double revenues in Germany and Central Europe to EUR 562 million in 2005. The Symrise contract in early 2006 extends that successful trend.

We began 2005 targeting organic revenue growth of 5% and increased that figure to 8% in July 2005 after extending our commercial relationship with Euronext, where we have taken over the IT operations of Euronext.Liffe. In November 2005, we advised the market of a risk that we might fall slightly short of that growth target, but in fact trading in the final months of the year was strong and we have reported total revenues of EUR 5,459 million, giving organic growth of exactly 8% for the full year.

In terms of profitability, we saw further benefits from restructuring the business and although some of those were offset by investments in our global organisation and start-up costs on several new contracts, we managed to increase operating profit to 7.6%. The fact that profitability was towards the lower end of our guidance range was due mainly to the one-time effect of lower than expected profitability in a number of non-core businesses, most of which have now been divested.

When we acquired Sema, we announced that we intended to sell businesses with annualised revenues of approximately EUR 500 million, most of which were in geographically or commercially non-core areas. By June 2005, we had disposed of businesses with annual revenues of EUR 410 million, including the US Cellnet business and our Nordic operations. The disposal of our Middle East operations in February 2006 effectively completes that programme. However, we will continue to monitor the future of small sub-scale businesses that are not sufficiently profitable.

In cash terms we reduced net debt below the target level of EUR 200 million, reaching EUR 180 million at 31 December 2005. This means that over the course of the two years since acquiring Sema Group in January 2004, the cash proceeds from disposals have been reinvested in developing the Group's commercial activities, including new outsourcing contracts, in core countries. At the same time, the cash cost of the Sema acquisition and the subsequent cash cost of integrating and restructuring the enlarged business, has been fully funded by the direct operational cash flow from the Group. At the end of 2005, net debt was well below the EUR 266 million level that existed at 31 December 2003, immediately before the Sema Group acquisition.

Strategy

In 2006, in addition to our continuing commitment to expand market share in Europe, we intend to accelerate the development of business and resources in China and India. We also intend to focus more specifically on developing several commercial activities, including our payments business Atos Worldline, Atos Euronext Market Solutions (AEMS) and our BPO Healthcare practice, all three of which are within Managed Operations. Atos Worldline and AEMS each have annualised revenues of around EUR 350 million going forward, above Group average profitability and significant growth prospects.

Atos Worldline is a long-standing core business of the Group, founded back in 1972 as Sligos. It provides payment card issuing and transaction settlement services, secure internet payment services and customer relationship management, including loyalty card schemes. We believe that the introduction in 2007/08 of SEPA, the Standard European Payments Area, will encourage a number of European payments organisations to divest or outsource their activities to third-party providers such



Chief Executive's review continued

as Atos Origin, who are able to provide a more efficient service at much lower cost by combining resources and building scale operations. Atos Origin already has a very strong presence in France and Germany and is intent on extending its services throughout the other major markets in Europe and into fast-growing markets such as China.

In July 2005 our long-standing joint venture relationship with Euronext was expanded through the creation of Atos Euronext Market Solutions (AEMS). Atos Origin and Euronext have pooled their knowledge, intellectual property and support resources to create a business that is at the forefront in providing IT services to capital markets worldwide, including cash, derivates and clearing operations for banks and brokers. Trading off a strong base of experience in Europe, AEMS has already sold its solutions to more than 15 stock markets worldwide, as well as to influential organisations such as the Chicago Board of Trade and Liffe. I believe that there will be substantial consolidation of exchange activities in the coming years, not just in Europe, but also globally. AEMS is well positioned to capture a major share of that market.

In 2005, we renewed our major healthcare BPO contract with the Department of Work and Pensions in the UK, which will be worth at least EUR 750 million over the next seven years and provides a strong base for developing our primary healthcare practice. We view the delivery of primary healthcare as a market in which there will be enormous growth in the coming years and huge opportunities for Atos Origin. We are already involved in serving public sector departments in the United Kingdom, which is at the forefront of developments in the sector. Our experience in providing services both to the UK National Health Service and to the UK Department of Work and Pensions will, we believe, provide reference points and benchmarks for similar developments in the rest of Europe in the coming years.

Our strategy is constant and unchanging. The Group provides an integrated set of services – Consulting, Systems Integration and Managed Operations – to a base of large multinational clients in specifically targeted industry segments. Business consulting is at the heart of relationships with our clients and the main driver of new business. Systems Integration is increasingly focused on providing high-end technology solutions and Managed Operations is the focal point for long-term relationships with clients. We believe that this is the most productive way of developing business today.

Our ambition in the short to medium term is to become the leading IT services provider within Europe, which requires that we build a top three position in each of the major European IT spending markets, through a combination of organic growth and acquisition. We have also started to build solid foundations for our business in Asia Pacific, most notably in China and India, where regional revenues grew by more than 12% in 2005. China is the focal point for the development of our commercial activities in that region and our contract to run the IT systems for the Summer Olympics in Beijing in 2008 will provide an important platform for promoting our services. India is our primary centre for offshore support globally.

It remains important that we have global reach in The Americas and our refocused operations in North America and Brazil are once again growing. We will continue to strengthen that base of operations organically, while at the same time being conscious of the need to maintain profitability.

Staff

During 2005, we recruited more than 9,000 employees, including 700 staff taken over as part of new outsourcing contracts and a new head for our human resources function. We spend a considerable amount of time recruiting high-calibre people to manage a growing company and especially to manage the critical client relationships that lie at the heart of our business. Nothing is more important than ensuring that we have the right skills on board and that we retain and develop our talent. In a growing market there is often such pressure on time that training and appraisal can come second, but we work hard to ensure that everyone is appraised regularly and given a chance to develop their careers within the Group.

During 2005, we have prepared a plan to build up on a regular basis share ownership for employees and management that is aligned with shareholders' value creation. In common with many other publicly quoted companies we have devised new incentive plans under which employees, senior management and Management Board members will be encouraged to invest their own money in Atos Origin shares, either at a modest discount to the market price or through the issue of matching and performance shares that will vest in two or three years' time, provided that the Company's future financial performance meets specified targets. The underlying purpose of these schemes is to attract and retain good calibre staff and to align the objectives of staff directly with those of our shareholders. The terms of the schemes will be circulated with the resolutions and notice of the next Annual General Meeting in May and submitted to shareholders for approval.

Board representation

During the year Alain Le Corvec and Gerard Ruizendaal resigned from the Supervisory Board and I would like to thank both of them for their many contributions to the Group during a critical period in its development.

Diethart Breipohl was appointed as a new member of the Supervisory Board at the Annual General Meeting in May 2005. Vernon Sankey joined the Supervisory Board on 16 December 2005 and his appointment will be submitted to shareholders for approval at the forthcoming AGM. Mr Sankey has wide experience in business and for many years worked for Reckitt & Coleman. He is currently a director of Pearson plc, Zurich Financial Services, Taylor Woodrow plc, Vividas Group plc and Cofra AG (Switzerland). He is also Chairman of Photo-Me International and an advisory board member of Korn Ferry and Proudfoot UK.

Jans Tielman retired from the Management Board during the year for personal reasons. Jans joined the Group with Origin in 2000 and headed the human resources, marketing and public relations functions during a period in which the number of staff doubled. His responsibility for human resources has been taken over by Eric Guilhou, Chief Financial Officer, while Wilbert Kieboom, head of our operations in Benelux and responsible for co-ordinating Consulting and Systems Integration, has taken over responsibility for marketing and public relations.

Shareholders

I am pleased to say that the Company's share price performed better during 2005, showing an 11% rise year on year compared with the flat performance of 2004. It has improved further in the current year to date. Nevertheless, in my view our share price does not yet adequately reflect the performance and future potential of the business, and it is still not in line with the average for comparable players in this sector. Over recent years there have been several reasons for this underperformance.

For four years the potential sale of Philips' share stake has weighed on the share price but Philips sold its remaining 15% holding in July 2005. The outcome of that transaction is that almost all of the Company's issued share capital is now in public hands and the "free float" – the shares that may be regularly traded is close to 100%. No single shareholder owns more than 5% of the Company.

Our shareholders are wholly supportive of the Company's strategy, but there is no doubt that speculation about another possible major acquisition has created some uncertainty.

I believe that Atos Origin has a justified reputation for managing acquisitions well in the past, but large transactions carry risk and that may also be partly reflected in the discount of our shares to the market sector. I can only refer you to my earlier comments on strategy and assure you that we have rigorous processes in place to assess major investments. Over the years we have withdrawn from many opportunities where we considered that the financial cost and implementation risks were excessive. We shall continue to apply that same rigorous discipline in future. Since the Sema acquisition, the Group has generated earnings accretion in both years and the Group's market capitalisation has increased to more than EUR 4 billion, compared with EUR 2.4 billion just before the announcement of the Sema acquisition in September 2003.

Now that we have completed the reorganisation work following the acquisition of Sema, I expect the Group to generate strong operating cash flow. Once again, that poses a question about our policy on dividends and share buy-backs. At the moment, our position is as it was last year. This industry remains fragmented, especially in Europe, and is likely to see further consolidation in the coming years. We therefore need to remain flexible and ready to take advantage of opportunities that may arise during that period.

Chief Executive's review continued




WORLDWIDE IT PARTNER

Atos Origin and the Olympic Games

World-class information technology equal to the scale and magnitude of the Olympic Games.

The International Olympic Committee (IOC) has chosen Atos Origin as its Worldwide IT Partner and Sponsor for the Olympic Games of Athens in 2004, Torino in 2006, Beijing in 2008, Vancouver in 2010 and London in 2012. This set a new world record as the largest sports IT contract ever awarded.

I am pleased to tell you that during 2005 Atos Origin shares were selected to become a constituent of the European Dow Jones Sustainability Index, which comprises the top 160 companies from all industry sectors in Europe in terms of effective corporate governance policy and practice.

Trading outlook for 2006

A number of contradictory indicators were published at the start of 2006, but in our view the European market for IT services is growing consistently at an underlying base annual rate of around 4% in the current cycle. Atos Origin's organic revenue growth is expected to be in the order of 5% in 2006, based on the current order book and pipeline prospects.

We are targeting a further improvement of our operating margin, based on the ramp-up of margins on new long-term contracts, further organisational efficiency improvements in the business including the disposal of some remaining non-core businesses, and by offering high-end technology solutions while at the same time moving away from commoditised areas of activity.

We enter 2006 with a Group where restructuring from the Sema acquisition is complete and the underlying cash generative qualities of the business are strong. Our aim in 2006 is to generate strong operating cash flow, which will place us in an excellent position to develop the business further.

Olympic Games in Turin

In February 2006, Atos Origin managed the IT systems for the Torino Winter Olympic Games. As in Athens 2004, our systems performed perfectly to specification in the face of unscheduled disruptions and the constant security attacks that international events of this kind attract. Many of our clients visited the Games and saw for themselves the rigorous procedures and processes that we brought to bear to achieve that success. It is an event where performance has to be at the highest level and where delivery must be on schedule, to the second. There are no second chances at the Olympics.

The Atos Origin teams responsible for delivering the Olympic contracts are enormously proud of what they do and what they have achieved. It is that degree of passion and commitment that we strive continuously to replicate throughout our organisation.

Bernard Bourigeaud
Chief Executive Officer

Formation of the Group

Atos Origin is a leading international IT services company created through the merger of Atos and Origin in October 2000 and the acquisitions of KPMG Consulting in the United Kingdom and The Netherlands (2002) and Sema Group (2004).

Atos was formed from the merger in 1997 of two French-based IT services companies – Axime and Sligos – each of which had been established out of earlier mergers. At the time of the merger with Origin in 2000, Atos employed 11,000 staff and generated annual revenues of approximately EUR 1.1 billion.

Origin was a subsidiary of Royal Philips Electronics, which had been formed in 1996 from the merger of BSO/Origin and Philips Communications. At the time of the merger with Atos, Origin employed more than 16,000 staff in 30 countries worldwide and generated annual revenues of approximately EUR 1.6 billion.

KPMG Consulting's businesses in the United Kingdom and The Netherlands were acquired in August 2002 and now trade as Atos Consulting. This transaction provided the Group with a major presence in the Consulting segment of the IT services market.

Sema Group was acquired from Schlumberger in January 2004, thereby creating one of the leading international IT services companies. At the time of the acquisition, Sema Group employed 20,000 staff and generated annual revenues of approximately EUR 2.4 billion. Atos Origin employed 26,500 staff, generating annual revenues of more than EUR 3 billion.

The new Group offers multinational clients a full range of IT services and solutions in 40 countries around the world, covering Consulting, Systems Integration and Managed Operations. The Company has combined annual revenues today of EUR 5.5 billion per annum and employs more than 47,000 staff.



Atos Origin
2000
2002
2004
Atos
Origin
KPMG Consulting
Sema Group
1997
1996
Axime
Sligos
BSO/Origin
Philips C&P



Revenue evolution since Atos formation in 1997
(in EUR millions)
CAGR +26%
876
979
1,083
1,914
3,038
3,043
3,035
5,249
5,459
1997
1998
1999
2000
2001
2002
2003
2004
2005


Atos Origin
WORLDWIDE IT PARTNER

Improving customer care globally



Philips Medical Systems

Atos Origin is supporting Philips Medical Systems, the world's second-largest manufacturer of medical diagnostic equipment, with the roll-out and continued hosting of its CUSTOMerCARE Remote Services Network (RSN). This is an advanced, broadband, private network that links Medical Systems equipment to their global Remote Service Centres and is one of the largest deployments of this kind in the world.

In the longterm it will allow Philips to deliver new services to their customers such as system diagnostics and maintenance as well as problem identification and solving on medical equipment located at the customer's premises around the world. The RSN is now fully implemented and in operation around the globe with more than 2,500 hospitals.



Profile

Atos Origin provides an integrated set of services – Consulting, Systems Integration and Managed Operations (design, build and operate) – to a focused base of multinational clients in specifically targeted market segments, which include Public Sector and Utilities, Telecom and Media, Financial Services, High-Tech Manufacturing, Consumer Products and Retail and Process Industries.

Solutions through service lines

Atos Origin offers a full range of "design, build and operate" services delivered through a global framework of three major service lines. More than 60% of the revenue base is recurring, deriving from multi-year outsourcing and application maintenance contracts.

Consulting – a key enabler for business transformation

Through the experience of more than 2,500 business and technical consultants, Atos Origin is able to provide business transformation solutions that deliver highly effective results. The Group provides support for every stage of the IT transformation process from strategic planning through to implementation and operation.

Systems Integration – delivering clarity from complexity

Systems Integration includes not just the integration of new solutions, but getting the most out of legacy applications to extend returns from existing IT investment. Atos Origin has unique experience in combining technical and business applications to deliver new capability from complex business systems.

Managed Operations – strategic alternatives addressing cost and risk

The Group's highly successful outsourcing operations manage core IT infrastructures for clients, including datacentres, server farms, network communication systems and desktop support. Atos Origin provides Business Process Outsourcing (BPO) and specialist processing services on a global basis and is a key player in payment card processing services, CRM and multi-channel contact services through Atos Worldline.

Industry market portfolio

Our industry focus and experience in transforming enterprises give us an in-depth view of how business has developed and is continuing to evolve. The Group's services and solutions add value across many industry sectors including Public Sector and Utilities, Telecoms and Media, Financial Services, Process Industries, Discrete Manufacturing and Consumer Products and Retail.

After the merger between Atos and Origin in 2000, Process Industries and Discrete Manufacturing dominated the industry mix of services. The Telecom market grew in importance due to the major KPN contracts won in 2001/02. The acquisitions of KPMG Consulting (2002) and Sema Group (2004) rebalanced the sector portfolio, bringing Public Sector and Telecom segments more into prominence. Since then, Retail in particular has grown in importance through contract wins such as KarstadtQuelle.

Our global client teams and service delivery organisation focus on achieving success for clients. Experienced solution directors ensure that the best and most suitable processes, methods and tools are deployed. With proven solutions, flexible contracting options and high standards of service quality, an increasing number of leading international clients have chosen Atos Origin as their worldwide information technology partner.

Geographic presence

Atos Origin offers truly global solutions through more than 47,000 employees operating in 40 countries worldwide. The Company has a strong and balanced presence in all of the major IT spending markets of Europe and provides comprehensive IT support in The Americas and Asia Pacific for its multinational client base. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and our clients include many of the most respected industry players today.

In 2000, the Group's business activities were substantially French-based, but the merger with Origin (2000) and the acquisitions of KPMG Consulting (2002) and Sema (2004) have provided balanced pan-European coverage, with extended global reach through operations in The Americas and Asia Pacific.

Commercial strategy

Our business approach is based on establishing long-term relationships with our clients and becoming fully involved in their strategic planning and implementation processes. This can be through outsourcing, joint ventures and other forms of long-term association. We believe that this is the most productive way of developing business today, with both parties sharing the risks and rewards of the association, and helping to develop and shape the future together.

Our commercial strategy involves carefully expanding the geographic base of our operations in the medium to long term, in order to be able to provide those clients with effective support on a global basis. Ultimately, it demands a significant presence in each of the major IT spending countries and regions. The Group is building up its global presence progressively. In the short term, our primary objective is to achieve critical mass in each of the core IT spending markets in Europe, and to ensure that in each of those markets there is a mix of services that reflects the Group's overall service offerings. That means building a stable base of outsourcing business comprising long-term recurring revenue contracts, alongside Consulting and Systems Integration capability.

A balanced business mix developed through acquisitions


1991
● Managed Operations 85%
○ Systems Integration 15%


2001
● Managed Operations 51%
Systems Integration 48%
Consulting 1%


2005
● Managed Operations 51%
Systems Integration 41%
Consulting 8%


Atos Origin
WORLDWIDE IT PARTNER


Profile
continued

Our presence in The Americas provides support for the extended operations of the Group's European clients. Atos Origin also has a strong commitment to specific parts of the Asia Pacific region, particularly in China, where it has a rapidly growing client base, and in India, where it is expanding its offshore support resources. We believe that there are exciting business opportunities in this region. The Group has about 10% of its staff in offshore and nearshore support roles worldwide including not only India, which is CMM5 certified, but also in Spain, Italy, Morocco, Poland, Brazil, China and Hong Kong. We will expand these resources further by the end of 2006.

We believe it is important to establish appropriate scale in each of our chosen markets, in order to provide an effective service for our clients and achieve acceptable profitability for our shareholders through economies of scale. In markets where we cannot see an opportunity to achieve scale in the foreseeable future, it is our policy to sell or transfer the ownership of such businesses to strong local partners and to enter into reciprocal support agreements with them.

Geographical expansion achieved through major acquisitions


1991
France 98%
United Kingdom 2%


2001
France 36%
United Kingdom 5%
Benelux 26%
Germany and Central Europe 9%
Italy 6%
Spain 3%
Others 15%


2005
France 28%
United Kingdom 21%
Benelux 21%
Germany and Central Europe 10%
Italy 6%
Spain 5%
Others 9%

Outsourcing involves combining IT technology skills with experience in process transfer, to provide cost flexibility for our clients. We believe that the outsourcing market will continue to offer good opportunities for profitable growth in the near future, especially in Europe and Asia Pacific, and we intend to increase revenues that are derived from long-term, recurring revenue contracts, including application management. The Group will expand its Consulting activity by leveraging the KPMG Consulting acquisition. We also intend to grow those parts of the Systems Integration business that provide added-value technology solution offerings to our clients. However, we may reduce our participation in commoditised parts of the system integration market over the next three to five years, either by phasing out of some activities or by actively disposing of several non-core units. The needs and wishes of our clients will, as always, be critical in making such decisions.

We apply continuous cost management to ensure that our clients receive competitively priced services and that we are able to provide sound profitability for our shareholders. That means not just reducing indirect and overhead costs, but simplifying organisational structures, increasing staff flexibility, utilising offshore resources where appropriate and using our knowledge base more effectively. The harmonisation of IT processes, application management and security is absolutely crucial.

The Group's strategy can be summarised as follows:

- maintain strong focus and priority on relationships with clients;
- develop a comprehensive, end-to-end set of service offerings;
- build a carefully balanced mix of design, build and operate capabilities;
- expand our global capability in line with our clients' needs;
- harmonise IT processes;
- capitalise on our specific industry sector knowledge; and
- leverage strong human resource management capabilities.

An industry expertise enlarged at each integration


1997
○ Telecoms and Media 15%
○ Finance 44%
● Process Industries and Discrete Manufacturing 21%
● Retail and CPG 12%
○ Others 8%


2001
● Public Sector and Utilities 2%
○ Telecoms and Media 17%
○ Finance 26%
● Process Industries and Discrete Manufacturing 41%
● Retail and CPG 6%
○ Others 8%


2005
● Public Sector and Utilities 26%
○ Telecoms and Media 19%
○ Finance 19%
● Process Industries and Discrete Manufacturing 20%
● Retail and CPG 10%
○ Others 6%


Atos Origin
WORLDWIDE IT PARTNER

Growing market share and reducing costs

E-Plus



Within a very competitive market, E-Plus, Germany's third-largest mobile telecommunications provider was looking to increase its focus on its core business, grow market share and ARPU, and to deliver better quality core Business Support Solutions (BSS) with higher availability. They also wanted to reduce operational and innovation costs.

To support this they selected Atos Origin as the strategic partner in a multi-stage process and signed an outsourcing agreement under which Atos Origin is responsible for IT infrastructure, application management and their test department for product integration. E-Plus is now better placed to become faster and more flexible on the market. A committed cost reduction and quality programme means that E-Plus can significantly reduce its IT costs and the funds released can be invested in future strategic growth.

The cooperation with E-Plus is another major step for Atos Origin in expanding its business in Germany and consolidating its position as a leading outsourcing company and provider of application management services.

The IT services market

The market

Global IT spending

The Information Technology market is estimated to be worth more than EUR 1,600 billion per annum. Excluding IT hardware, software and telecom, the IT services market is worth approximately EUR 480 billion per annum. Direct product support activities represent EUR 110 billion of the IT service market and are not, broadly, attractive for Atos Origin. That leaves approximately EUR 370 billion per annum of "available" market ("professional services") targeted by the Group, of which EUR 120 billion is in Europe, the Group's principal market today.

European IT services market

Global IT spending

The IT services market grew at an annual rate in excess of 10% through the second half of the 1990s and up to 2000. The technology bubble in 2000 had a negative impact on investment sentiment and from 2001 until 2004 the IT services market reduced in size. IT budgets were heavily restricted as a result of tight economic constraints affecting most client industries. Project-based consulting and extensive parts of the systems integration market were most severely affected, resulting in a substantial number of staff being laid off throughout the industry in order to maintain acceptable staff utilisation and, in turn, profitability.

During this period, large multinational clients have shown a desire to reduce the number of vendors with whom they contract, and to allocate clear responsibility for the end-to-end success of project implementations. This trend has favoured IT service providers that offer a full set of service offerings, including consulting, systems integration and the management of infrastructure, applications and on-line services. The ability to support clients in developing their global strategies has become a strong driver. Large clients are today less inclined to award mega contracts to a single provider, but prefer instead to source from specialists in a particular area of activity.

In Europe, key catalysts for the technology services industry are expected to be public and financial services sectors, with an improving trend in telecommunications. During 2004 to 2005 there were clear signs of a recovery in all three. However, it is anticipated that the shape of the recovery will be more gentle than in previous technology cycles due to (i) the lack of major new technology drivers such as Y2K and first generation ERP roll-outs in the 1990s, (ii) the greater maturity of the industry and (iii) pricing pressure from offshore operations. Nevertheless, the Group continues to believe that there are substantial opportunities for clients to invest in IT that will provide high returns and support their own globalisation plans. Consequently, we envisage a long-term underlying rate of growth running at around twice GDP in relevant country operations.

European IT services spending

European GDP growth continues to lag the US and Asia Pacific. Apart from the UK, where there has been considerable commitment to public sector spending on IT, spending in continental Europe has been lower than elsewhere. Outsourcing in continental Europe is comparatively less mature than in the US and UK markets but it is clear that there are large opportunities in this field. Research produced by outsourcing advisory firms indicates that outsourcing growth in Europe is now running ahead of the mature US market for the first time.



Worldwide
IT spending
€1,640 billion
Internal spending
€364 billion
22%
External spending
€1,276 billion
78%
Hardware
€211 billion
13%
Software
€74 billion
5%
Telecom
€514 billion
31%
IT services
€477 billion
29%
Product support
€110 billion
7%
Professional services
€367 billion
22%
North America
€159 billion
10%
Western Europe
€119 billion
7%–100%
Other regions
€89 billion
5%
Consulting
€12 billion
1%–10%
Outsourcing
€43 billion
3%–36%
Systems Integration
€48 billion
3%–40%
BPO
€16 billion
1%–16%

Source: Gartner survey "Global Industries Worldwide Forecast, June 2005" (estimated figures in EUR for 2005)

- Hardware includes client computing (PCs, workstations, PDAs), enterprise computing (servers), storage subsystems and digital documents and Imaging (copiers, printers).
- Software includes applications and infrastructure software.
- Telecommunications include telecom equipment (infrastructure equipment, enterprise networking and communications, mobile handsets) and telecom services (fixed voices services, mobile data services, mobile telecom services, wholesale-carrier services).
- IT services include product support (hardware maintenance and support, software support) and professional services (consulting, development and integration, IT management, process management).

Outsourcing covers a number of sub-segments, including infrastructure outsourcing, application management and wider business process outsourcing (BPO). The Group is engaged in all three, with IT infrastructure being predominant. There is strong growth potential in application management associated with the trend towards global sourcing. In BPO, the Group is focused on high added-value IT-related business in specific sectors such as healthcare, and has a significant presence in the high margin and potentially fast-growing market for payment card and internet processing.

Gartner is currently projecting growth of just over 4% in IT service spending in 2006, compared with 2005, for which it believes growth was just under 4%. Gartner believes that the strongest area of growth is in business process outsourcing (BPO), with consulting and systems integration showing lower growth levels. This is much lower than the rate of growth currently being achieved by Atos Origin and other large multinational providers, and demonstrates that such providers are gaining market share at the expense of small, local players.

				IT spending growth	
(in EUR million)	2004	2005	2006	2005/2004	2006/2005
Consulting	11,743	11,838	12,037	+0.8%	+1.7%
Development and integration	46,653	47,617	48,768	+2.1%	+2.4%
IT management	41,556	43,373	45,403	+4.4%	+4.7%
Process management	14,600	16,109	17,764	+10.4%	+10.3%
Professional services in Western Europe	**114,553**	**118,937**	**123,972**	**+3.9%**	**+4.2%**

Source: Gartner "IT Services Worldwide Final Fall Forecast" – September 2005 (estimated figures for 2005 and 2006 in EUR) for professional services only. Professional services include consulting, development and integration services (Systems Integration for Atos Origin), IT management (Managed Services for Atos Origin) and process management (On-line Services and BPO for Atos Origin), but exclude product support (hardware and software maintenance and support).

Market share and competitors

Industry consolidation

During recent years, a number of IT services providers have merged or been acquired in order to achieve economies of scale in their operations as the industry starts to mature. Since 2000, most of the major IT consultancies (Ernst & Young, KPMG Consulting, PwC Consulting and Arthur Andersen) have fragmented or been acquired by major IT service companies. IT services companies that focus on serving large multinational clients have found it increasingly important to provide a full set of service offerings across multiple regions, which again has led to consolidation.

The Group believes that the trend towards consolidation will continue as large IT services companies serving multinational clients attempt to establish effective global delivery capability across the major IT spending markets in order to achieve economies of scale in their operations.

Competitive environment

In the large scale IT infrastructure outsourcing market, Atos Origin's main competitors are US players such as IBM Global Services, EDS, CSC and Hewlett-Packard. All of these have a substantial presence in the United Kingdom, but EDS, CSC and Hewlett Packard have less consistent strength in parts of continental Europe. IBM Global Services has a broad geographic presence and is considered Atos Origin's main outsourcing competitor in Europe. In Consulting and Systems Integration, Atos Origin competes with a wider number of players, some of which operate only on a national basis.

According to Gartner, Atos Origin was the fifth-largest IT services company in Europe in 2004. IT service market share rankings in Western Europe were as follows:


2004 Western Europe Ranking Competition/Size and Market Share
(EUR billion and % market share)
IBM 9.9 8.7%
EDS 5.3 4.6%
Accenture 5.1 4.5%
T-Systems 4.9 4.3%
Atos Origin 4.8 4.2%
Capgemini 4.7 4.1%
BT 3.9 3.4%
CSC 3.4 3.0%
SBS 2.7 2.3%
LogicaCMG (ie Unilog) 2.6 2.3%
Fujitsu 2.4 2.1%
Hewlett-Packard 2.0 1.7%
Capita Group 1.9 1.7%
Getronics (ie Pinkroccade) 1.5 1.3%
SAP 1.2 1.1%
TietoEnator 1.1 0.9%
Unisys 1.1 0.9%
Steria 1.0 0.9%
Indra .9 0.8%
Ericsonn .8 0.7%

Source: Gartner survey "Global Industries Worldwide Final Market Share" August 2005
(figures published in USD: 1 USD = 0,80512 EUR) based on external revenues for professional services only.

According to Gartner, based on estimated 2005 figures for external IT spending on professional services in Europe, Atos Origin's market share in each main country was as follows:

(in EUR million)	Market size 2004	Market size 2005	Atos Origin 2004	Atos Origin 2005	Market share 2004	Market share 2005	Main competitors
France	14,768	14,955	1,367	1,526	9.3%	10.2%	CG, IBM, LOG, ACC
United Kingdom	38,469	41,422	1,222	1,164	3.2%	2.8%	BT, EDS, IBM, Fujitsu
The Netherlands	7,637	7,750	977	1,025	12.8%	13.2%	GET, IBM, CG, LOG
Germany and Central Europe	24,464	24,969	326	557	1.3%	2.2%	TS, IBM, SBS, ACC
Italy	8,892	8,868	299	300	3.4%	3.4%	IBM, ACC, Finsiel, EDS
Spain	6,384	6,676	243	272	3.8%	4.1%	IBM, Indra, ACC, Telefonica
Rest of Europe	13,938	14,297	320	202	2.3%	1.4%	
Group Western Europe	**114,553**	**118,937**	**4,754**	**5,045**	**4.2%**	**4.2%**	

Figures for Atos Origin under IFRS in 2004 and 2005.
CG = Capgemini, LOG = LogicaCMG, ACC = Accenture, GET = Getronics, TS = T-Systems, SBS = Siemens Business Services

According to Gartner, based on estimated 2005 figures for external IT spending on professional services in Europe, Atos Origin's market share in each main service line and sector was as follows:

(in EUR million)	Market size 2004	Market size 2005	Atos Origin 2004	Atos Origin 2005	Market share 2004	Market share 2005
Consulting	11,743	11,838	400	449	3.4%	3.8%
System Integration	46,653	47,617	1,869	2,028	4.0%	4.3%
Managed Operations	56,156	59,482	2,485	2,568	4.4%	4.3%
Group Western Europe	**114,553**	**118,937**	**4,754**	**5,045**	**4.2%**	**4.2%**
Public Sector and Utilities	30,424	31,466	1,329	1,374	4.4%	4.4%
Telecom and Media	16,912	17,117	865	946	5.1%	5.5%
Finance	23,015	24,733	887	913	3.9%	3.7%
Discrete Manufacturing	16,511	17,426	578	616	3.5%	3.5%
Process Industries	5,162	5,377	341	337	6.6%	6.3%
Retail and CPG	8,826	9,099	354	512	4.0%	5.6%
Others	13,705	13,719	401	347	2.9%	2.5%
Group Western Europe	**114,553**	**118,937**	**4,754**	**5,045**	**4.2%**	**4.2%**

Figures for Atos Origin under IFRS in 2004 and 2005.
Sources: Company information and Gartner "IT Services Europe Final Fall Forecast", September 2005 survey for countries and service lines, Gartner survey "Global Industries Worldwide Final Market Share", August 2005 for industry sectors, and Gartner "Global Industries Worldwide Final Market Share", August 2005 for competitors.

Within the major European countries, the market leader in each case holds less than a 10% market share, except in The Netherlands (13.3%), where Atos Origin is the market leader. The market remains comparatively fragmented and the Group believes that industry consolidation will continue for a number of years.



Innovation in medical services

Department for Work and Pensions

The Department for Work and Pensions (DWP) decided to use the experience and financial investment of the private sector to transform and modernise its service delivery by outsourcing the provision of medical assessments. Building on the largest medical outsourcing contract ever awarded in Europe, Atos Origin and DWP have recently integrated Evidence Based Medicine (EBM) and leading-edge technology to improve the quality of medical disability assessments across the UK.

Clinicians and IT experts from Atos Origin developed a groundbreaking, web-based EBM system called LiMA (Logic Integrated Medical Assessment). Easy to use, it guides doctors through an examination and prompts them with questions while remaining relatively unobtrusive to avoid causing distress to claimants.



"There has been a willingness on both sides to work in partnership on this project. It is a shared activity and it is already delivering some improvements in quality standards. Those who have also been trained on LiMA believe that they are able to do a more professional job, giving more consistent and robustly justifiable medical advice."

Dr Moira Henderson,
Principal Medical Advisor, Department for Work and Pensions

The Management Board

Functions - responsibilities

The Management Board currently comprises the Chief Executive Officer and five other executives. The composition of the Management Board reflects a balanced range of business, financial and international experience, which Atos Origin believes is essential for the continued success of a global IT services business.

The Management Board is responsible for the general management of the Company's business and meets as frequently as necessary in the Company's interests. In the case of split decisions, the Chairman of the Management Board has the casting vote. The Management Board has broad powers to represent the Company in its dealings with third parties. Although each of the members of the Management Board has specific executive responsibilities, all of its members are collectively empowered to manage the Company's business.

Name	Functions	Other responsibilities
Bernard Bourigeaud	Chairman of the Management Board and Chief Executive Officer	Atos Euronext Market Solutions
Xavier Flinois	Responsible for the United Kingdom, North America and Asia-Pacific	Co-ordinating Global Markets and Accounts, and the Olympics
Eric Guilhou	Chief Financial Officer	In charge of Finance, Human Resources, IT, Purchasing, Legal, Internal Audit and Risk Management, Investor Relations and Financial Communication
Dominique Illien	Responsible for France, Germany and Central Europe	Co-ordinating Global Managed Operations
Wilbert Kieboom	Responsible for The Netherlands, Belgium and Luxembourg	Co-ordinating Global Consulting and Global Systems Integration In charge of Marketing Communications and Public Relations
Giovanni Linari	Responsible for Italy, Spain, Portugal, other South European countries, South America and Africa	Co-ordinating Telecommunications sector

The Management Board continued



Bernard Bourigeaud
Chairman of the Management Board and Chief Executive Officer, in charge of Atos Euronext Market Solutions

Bernard Bourigeaud joined the Group in 1991 and created Axime, of which he became Chairman. In 1996 Axime acquired Sligos, and the combined entity was renamed Atos. In November 2000, he merged Atos with the Dutch company Origin to create Atos Origin and in 2002 he completed the acquisition of KPMG Consulting in the United Kingdom and The Netherlands. In January 2004, Bernard Bourigeaud led the acquisition of Sema Group to create a leading global IT services company with annual revenues of EUR 5.5 billion.

Before joining Axime, Bernard Bourigeaud spent 11 years at Deloitte Haskins and Sells in France, where he headed the management consulting group. He took responsibility for the French operations and created the European mergers and acquisitions division. Previously, he worked for the agribusiness company Continental Grain, carrying out various general management assignments in Europe for three years and running the UK operations for five years. His career began with the French bank, CIC, and with Price Waterhouse. A qualified chartered accountant, Bernard Bourigeaud has a degree in economics and management. Bernard Bourigeaud is Chevalier de la Legion d'Honneur.



Xavier Flinois
Member of the Management Board, responsible for the United Kingdom, North America and Asia-Pacific, co-ordinating Global Markets and Accounts and the Olympics

Prior to joining Atos Origin, Xavier Flinois was Executive Vice President of Schlumberger Ltd and Chief Executive of SchlumbergerSema, a EUR 3 billion IT services company operating with customers in 65 countries. He joined Schlumberger in Japan in 1985 as a software engineer and spent five years in the US and Japan as an engineering manager in the semi-conductor test division. From 1992 he managed businesses that accelerated the widespread use of smart card technology. He then became Chief Technical Officer of the Test and Transactions division of Schlumberger and served from 1999 as president of Schlumberger Network Solutions, one of the fastest growing operating units of Schlumberger Ltd. Xavier Flinois is a graduate of Ecole Polytechnique and Ecole Nationale des Ponts et Chaussées, Paris.



Eric Guilhou

Member of the Management Board, Chief Financial Officer, in charge of Finance, Human Resources, IT, Purchasing, Legal, Internal Audit and Risk Management, Investor Relations and Financial Communication

Eric Guilhou joined Axime in 1990 to help with the restructuring that led to the formation of Atos. In 1992, he was appointed Executive Director, reporting to the Chairman, Bernard Bourigeaud, and assuming responsibility for acquisitions, divestments and development projects. In 1995, he was named Chief Financial Officer, a position he continues to hold in Atos Origin. He has also been in charge of Human Resources since 2005.

Eric Guilhou's career began in 1981 as teacher in economics. He later joined Grant Thornton in 1983. After being co-founder of the Telemarket company in 1986, he joined as General Manager Etudes et Communications, an investment company, where he managed multiple investments in the fields of phone marketing, home-shopping, and IT services on behalf of Compagnie Generale des Eaux (now Vivendi Universal). Eric Guilhou is a chartered accountant with a degree from ESCEM and a qualified teacher in economics and financial management.



Wilbert Kieboom

Member of the Management Board, responsible for The Netherlands, Belgium and Luxembourg, co-ordinating Global Consulting and Global Systems Integration and in charge of Marketing Communications and Public Relations

Wilbert Kieboom joined Origin in May 2000, four months before the merger with Atos. Prior to joining the Group, Wilbert was Chief Executive Officer of Syntegra NL, part of British Telecom. His career began at Heineken Nederland B.V. in 1982. He then spent seven years with Lotus Development, where he was Commercial Director and then Managing Director for the Benelux operations. In 1994, he moved to Apple Computers as Managing Director for The Netherlands, responsible for the restructuring of the Dutch operations. His next move was to Tandem-Compaq, where he was Vice-President Sales and Marketing, Europe, managing the integration of Tandem with Compaq. Wilbert Kieboom has a business degree from Fairleigh Dickinson University, Madison, USA.



Dominique Illien

Member of the Management Board, responsible for France, Germany, Central Europe, and co-ordinating Global Managed Operations.

Dominique Illien has been with the Group since 1995. As well as heading up the French, German and Central European operations, he is currently responsible for Atos Worldline and for co-ordinating Global Managed Operations. He began his career with Deloitte, before spending 11 years with Capgemini. He then joined Axime (subsequently Atos) as Chief Financial Officer. In November 1995 he was appointed Chief Operating Officer of Sligos and subsequently Chief Operating Officer of Atos.

Dominique Illien graduated from Ecole Superieure de Commerce de Paris (ESCP) and is a French chartered accountant.



Giovanni Linari

Member of the Management Board, responsible for Italy, Spain, Portugal, other South European countries, South America and Africa

Prior to joining Atos Origin, Giovanni Linari was president of Schlumberger Sema, Southern Europe, Middle East and Africa. He joined SchlumbergerSema in April 2001 when Schlumberger acquired Sema plc, where he was Managing Director of the company's telecommunications business and a member of the Executive Committee. Previously, he was founder of DSTelematica, a systems integration and telecommunications products company formed in 1986, which was acquired by Sema in June 1999. Earlier in his career, Giovanni Linari managed the messaging services integration and value-added services activity for private subscribers' networks for Italcable. He began his career at Cedacri Nord, a service centre for banking, and is an engineering graduate of the University of Rome.

Organisation

Operational organisation

The Group is organised on a regional basis for the purposes of profit centre control and primary reporting, and the Management Board members responsible for each region have parallel responsibility for delivering consistent service line offerings and global delivery platforms across all geographies, as well as strong market and account management.

Corporate teams are responsible for developing and implementing global policies, procedures and tools across all geographies. Those functions are under the responsibility of Eric Guilhou, Chief Financial Officer (Finance, Human Resources, IT, Purchasing, Legal, Internal Audit and Risk Management, Investor Relations and Financial Communication) and Wilbert Kieboom (Marketing Communications and Public Relations). The implementation of such policies is achieved through the creation of consistent functional organisation structures in each region, with a functional reporting line to corporate.

Global organisations

In order to provide strong support for the development of the operational units, which are the Group's primary profit centres, Atos Origin set up several years ago both Global Markets and Global Key Accounts organisations, as well as Global delivery and platform industrialisation organisations to support each of the Global service lines.



Organisation structure
Bernard Bourigeaud
Xavier Flinois
Giovanni Linari
Dominique Illien
Wilbert Kieboom
Eric Guilhou
United Kingdom
North America
Asia Pacific
Italy
Spain
Other Mediterranean countries
South America
Africa
France
Germany and Central Europe
The Netherlands
Belux
Marketing Communications
Public Relations
Finance, IT, Purchasing
Human Resources
Legal
Internal Audit, Risk Management
Investor Relations Financial Communication


Management Board
Commercial
Delivery/Industrialisation
Global markets
Global accounts
Global Service Lines
Global Consulting
Global Systems Integration
Global Managed Operations
Operational units
Region
The Netherlands, Belgium and Luxembourg
Region
France, Germany and Central Europe
Region
United-Kingdom, North America and Asia-Pacific
Region
Italy, Spain, Portugal, other South European countries, South America and Africa

During 2004 the Group formed Global Consulting and Systems Integration and Global Managed Operations organisations to co-ordinate service line activity across regions, focus on value-added projects and capture best practice. These organisations have an important role to play in helping our clients to globalise their business activities.

The service lines are the heart of our approach to the marketplace and they enable us to identify best practices for the benefit of all our clients. We have an international network of consultants that operate globally, leveraging a wide range of local, national and international industry expertise to deliver measurable and lasting value.

The interaction of global service line organisations with specific industry expertise and local delivery through regional organisations is at the heart of providing appropriately targeted support to clients in their search for competitive advantage.

Global markets and Global accounts

To improve the effectiveness, relevance and speed of commercial support for our key accounts, coordination has been reinforced and the Group has established a go-to-market strategy in each industry sector, which is designed to increase market share in its client base. The Group has appointed Market Leaders to drive those strategies and to capture the Group's strengths and experience in each of its chosen industry markets, including Public Sector and Utilities, Telecom and Media, Financial Services, Consumer Products and Retail, Oil and Gas, Process and General Manufacturing.

Market leader responsibilities include the creation of individual market plans, driving a series of market initiatives and delivering marketing material to support those plans.

A key account management programme has been established to provide intense focus on the Group's 30 key tier 1 accounts (global) and 70 tier 2 accounts (regional), which together represent more than 70% of total Group revenues. Each account is managed by an Account Director, who reports directly to the Management Board, thereby ensuring quick operational decision making. Each Account Director has prime responsibility for delivering consistent services to the client across all geographies and service lines, and for managing the quality of services and client satisfaction. It is the Account Director's function to minimise for clients the organisational complexity of delivering multiple services across multiple geographies. With an in-depth understanding of the challenges facing individual clients, Account Directors are able to provide the regions and Management Board with guidance on market strategy from a client perspective.

Organisation continued

Global service lines

To improve delivery efficiency and quality, strategy sourcing and technical solutions on large and international bids, and to improve productivity management through industrialisation, three global service lines have been set up in 2005. They co-ordinate action in four areas, as follows:

1) Portfolio management and development

- Select offerings with relevant solutions, alliances and partnerships.
- Standardise offerings.
- Promote differentiated, value-added offerings for vertical markets.
- Follow up emerging technologies and trends.
- Build and update price and cost databases for global bids and global sourcing.

2) Strategy and business performance

- Control overall financial and operational risks for the service lines.
- Manage and supervise large bids.
- Take corrective action on low-margin contracts and monitor improvements.
- Set strategic guidelines for budgets and business plans, by service line.
- Set and monitor rules for internal transfer pricing.

3) Global delivery plan

- Global service and platform set-up.
- Global methodologies, tools, solutions and processes development and roll-out.
- Global cost reduction initiatives.
- Offshore and global sourcing roll-out.

4) Industrialisation plan

Managed Operations

- Industrialisation of offerings.
- Infrastructure rationalisation.
  - Mainframe and server consolidation.
  - Data Centre consolidation.
  - Quality and security management.
- Offshore sourcing acceleration.
- Global helpdesk infrastructure.
- Service desk for managed operations.

Consulting and Systems Integration

- Industrialisation of offerings.
- Global sourcing.
- Alliance management.
- Skills training and roll-out of offerings.


Main offshore and nearshore centres
Nearshore
Groningen
Utrecht
Nearshore
Warsaw
Nearshore
Blois
Seclin
Rennes
Grenoble
Onshore
Customer intimacy
High end skills
Fast turnaround
Offshore
Lower costs
Capacity
Time to market
Quality
Nearshore
Naples
Nearshore
Madrid
Barcelona
Nearshore
Morocco
Offshore
Mumbai
Offshore
Sao Paulo
Offshore
Kuala Lmpur
Nearshore
Time zone
Easier travel
Cultural similarities

Global sourcing

The purpose of global sourcing is to minimise cost for our clients, provide delivery flexibility and bring key standards and industry best practices to bear in the delivery of high-quality services.

The Group is organised to ensure that appropriate tasks are performed in offshore and nearshore locations where labour costs are lower than in some parts of Western Europe, or where appropriate labour may not be available in our main centres (for example, for the support of legacy systems). It is our objective to build and maintain an appropriate mix of onshore and offshore activities that will ensure our clients can be serviced at the lowest cost appropriate for their needs. Language and cultural factors are relevant in deciding where to locate our activities.

Atos Origin has been one of the pioneers of global sourcing in Europe. We have a strong track record in large transformational engagements and have successfully incorporated global sourcing services into our proven "design-build-operate" approach. By combining industry and domain expertise with our proven offshore performance and scalability, we can continuously deliver improved business value to our clients.

Our strategy focuses on delivering consistent services irrespective of location, providing a clear project management structure and increasing our overall delivery capability where it generates the best return. Our staff around the globe work in centres assessed up to CMM Level 5. Their common delivery model is founded on global processes compliant with industry standards and best practices. The key standards and industry best practices we have introduced include ISO 9001:2000, SEI Capability Maturity Model Integrated (CMMI), and ITIL. These have ensured consistency throughout the entire delivery chain and all are provided under a secure infrastructure. Since deploying industry certification standards we have been able to increase our productivity and reduce defect rates, which ultimately have a direct impact on our clients' total cost of ownership and on client satisfaction.

The map above shows the main offshore and nearshore centres.

Our multi-continent footprint allows us to provide best-fit assets according to the unique requirements of our clients, wherever they are in the world. It also brings online the skills of geographically dispersed teams, seamlessly integrating them into the workflow and maximising the performance of each component. The global infrastructure is secure, reliable and efficient and supports all aspects of the distributed effort.

Our client-centric focus encompasses commitments and accessibility right up to and including Management Board level. We tailor our solutions to individual client objectives such as sustainable total cost of ownership (TCO) reduction, service consistency, increased responsiveness across a global footprint, highly scalable services, and business continuity. Our experience has shown that global sourcing can bring considerable tangible benefits, including:

- Sustainable reduction in total cost of ownership (TCO). Innovative models for flexible delivery, supported by variable pricing.
- Flexible delivery capabilities. Access and harness our broad variety of skills and capabilities from all over the globe. Efficient adjustment of sourcing portfolio depending on client needs.
- Rigorous quality, as standard. Commitment to excellence and continuous improvement. Adherence to industry best practices and standards.




CRA
CSR
LEND LE
M.I.M.
NAT. BAN
NORTH B
NEWS CORP
PAC DUNLO
PION. INT
SANTOS
WESTPAC
WOOLWORTHS
W.M.C.

Creating a leading provider of technology services to capital markets globally



Together, Atos Origin and AEMS have been addressing the technology needs of firms such as The Chicago Board of Trade, LCH.Clearnet, Dubai International Financial Exchange and of course the Euronext group.

Jean-François Théodore, Chairman of the Managing Board and Chief Executive of Euronext, said, **"This extension of our successful partnership with Atos Origin will enable us to realize our vision of building the world's leading provider of services to global exchanges and clearing houses. In addition, the new operation will keep Euronext at the forefront in the use of technology, and enable us to maximize efficiencies while delivering high levels of service and reliability to our customers."**

Atos Euronext Market Solutions

In 2005, Euronext, Europe's leading cross-border exchange business, and Atos Origin launched a major expansion of their joint venture, AtosEuronext. The new company, Atos Euronext Market Solutions (AEMS), includes the provision of services to Euronext.liffe, and is the leading provider of technology services to capital markets globally.

AEMS is dedicated to this sector, bringing together the expertise and experience required to deliver to customer expectations in the most demanding of real-time high integrity transaction processing environments. AEMS has grown over the last few years to become the leading global provider of market place infrastructure products and services.





Consulting

Giving the client a competitive edge

Atos Consulting offers a pragmatic, realistic approach to addressing client needs. It provides "end-to-end" services and solutions, ranging from supporting strategy development through to enterprise solutions and technology decisions. This enables our clients to become increasingly effective and to generate more value through an innovative approach to business processes, well-integrated and supported technologies and strategic investments in people. It ensures that client enterprises receive business and technology solutions that create and sustain a real competitive advantage faster and more cost-effectively.

It has a proven track record of delivering solutions in Public Sector and Utilities, Telecom, Financial Services, Transport, Process industries, Consumer Product Goods and Retail, and in Discrete Manufacturing. By focusing on these specific industries, Atos Consulting ensures an in-depth understanding of clients and their businesses. Through a highly integrated and global approach, Atos Consulting ensures that all aspects of a client's organisation – people, processes and technology – are fully aligned with its business strategy.

The Group's activities are supported by four centres of excellence, which develop and deliver solutions as well as supporting business development activities. These centres of excellence use our knowledge management system extensively and disseminate leading-edge information through appropriate training and knowledge sharing practices, focusing on the following areas:

Strategy and technologies: supporting enterprises by assisting with the development and design of their business and IT strategy. Helping clients to apply technologies in a way that is aligned with their business objectives through our Atos™ Enterprise Architecture approach. Supplying expertise to navigate various enabling technologies and obtain excellent, innovative, reliable and secure IT operations. Helping customers rationalise their application portfolio landscape in order to reduce their total cost of ownership (TCO). Providing advice and support on business process outsourcing (BPO) and how it can be used as a strategic tool.

Operational transformation: helping clients to address efficiency issues and use their operations as a means to create sustainable competitive advantage. Providing insight into system applications that transform internal processes and external relations. Focus areas include supply chain management, procurement, customer relationship management, business intelligence, manufacturing, logistics and product development.

Financial management solutions: designing and implementing financial processes and underlying technologies for the financial functions of private and public sector organisations. Enabling them to drive business performance through the use of better financial information, key performance indicators and transformed planning, budgeting and forecasting processes. Helping finance functions to capitalise on external changes such as the introduction and compliance with International Financial Reporting Standards (IFRS) and Sarbanes-Oxley.

People and change management: focusing on the alignment of human resources with business strategies and objectives. Improving the efficiency of administrative functions by balancing low-cost structures with high service levels. Managing the human dimension of change by addressing people and organisational factors during change initiatives

Atos Consulting has a legacy of long-standing and close relationships with its clients, providing complete business transformation solutions that deliver highly-effective results.

Future development

Atos Origin is committed to delivering end-to-end solutions to its clients and is therefore continuing to strengthen its global Consulting organisation to co-ordinate and standardise the provision of services to clients across multiple countries, and provide integrated design-build-operate services.

We view Consulting as an independent strategic advisory service, which also supports selected large opportunities for our Systems Integration and Managed Operations organisations. The Group intends to grow significantly its base of Consulting revenues in the medium term. We already have strong expertise in The United Kingdom, The Netherlands, France and Spain. The intention is to develop similar expertise in other main geographies, such as Germany and Italy.

In 2005, it became apparent that, besides focusing on process solutions, the IT service market demands more IT consultants for programme management and greater functional expertise covering areas such as ERP, information systems and infrastructure transformation. Therefore, each of the four countries where we have a major consulting presence has in the past 12 months augmented its capability to satisfy these requirements.

Revenue breakdown by country

- France 12%
- United Kingdom 42%
- Benelux 35%
- Other countries 11%

Summarised trading in 2005

(EUR millions)

	FY05	FY04 (a)	FY04 (b)	% growth (c)
Revenue	**449**	401	398	**+12.8%**
Operating margin	**66.5**	38.4	38.4	**+73%**
% margin	**14.8%**	9.6%	9.6%	**+5.2pts**
Staff at year end	**2,734**	2,138		**+28%**

a) Under IFRS
b) Figures at constant scope and exchange rates
c) Organic growth

Systems Integration

Delivering clarity from complexity

The Group's systems integration specialists design and implement new IT solutions and systems across a number of core markets, ensuring a seamless fit with existing infrastructures and providing ongoing support and enhancement of IT applications. Our extensive experience in integrating people, processes and technologies enables us to design, build and operate practical and robust solutions.

The Group works with its clients to develop, implement and maintain systems that will support and enhance their overall business strategy. As the market moves towards standardised packages, we design and implement solutions from leading vendors such as SAP and Oracle and integrate them in complex environments, using best-of-breed technologies. We also implement projects using customised software, open source, and legacy applications, including various languages and design methods. We work with a carefully selected group of strategic partners to develop and implement end-to-end offerings, integrating leading technologies and packaged systems.

As the global demand for application management increases, the Group has crafted a unique and transparent value proposition, incorporating state-of-the-art processes and methodologies, strong governance and industry standards such as ITIL for continuous service delivery. This has been formalised in our Atos™ Application Management approach and is applicable across all core markets. It leverages our global sourcing capabilities to deliver substantial reductions in clients' cost of ownership through flexible pricing models aligned with their business activities and harmonisation of client processes.

Our approach to global sourcing involves leveraging a worldwide portfolio of capabilities, irrespective of their geographic location, to deliver high-performance, dependable and globally consistent services across all phases of the IT lifecycle. Atos Origin is a leader in deploying European SEI CMM capabilities. We currently have global sourcing centres with more than 3,000 staff in Europe, Asia, and South America assessed at CMM level 3 and our Mumbai centre was certified CMMI level 5 at the end of November 2005.

Although global sourcing can bring considerable benefits, it can also bring major organisational complexity, highlighting the need for a provider with strong transformational capabilities. This is where we excel, leveraging our global experience, maturity, organisational and cultural alignment, as well as robust delivery capabilities.




torino 2006

Winter Olympic Games

The Winter Olympic Games of Torino 2006 spans 28 competition and non-competition venues, involves 2,500 athletes, 10,000 members of the media and 20,000 volunteers. Here Atos Origin was asked to lead the consortium of technology partners developing, managing and securing the systems and software that power the Information Technology solutions.



Atos Origin and the Olympic Games

Systems Integration continued

"Our approach to global sourcing is about leveraging a worldwide portfolio of capabilities, irrespective of their geographical location"

Our main areas of expertise include enterprise resource management (ERM), customer relationship management (CRM), business intelligence, supply chain management (SCM), business integration, enterprise content management (ECM) and technical automation. Across all of these areas, we have successfully implemented many complex and global projects. The Group is particularly strong in managing large-scale integration programmes and has significant technical architecture skills. Our complete service offering is founded on extensive training and the adoption of high level industry certification standards, project management institute (PMI and ISO9001: 2000), with a set of fully defined systems integration processes.

"We are developing emerging solutions in line withour clients' technical strategies"

Future development

Atos Origin is committed to delivering end-to-end solutions to its clients and is therefore continuing to strengthen its global Consulting and Systems Integration organisation to co-ordinate and standardise the provision of services to clients across multiple countries and provide integrated design-build-operate services.

Although the economy in Europe is expected to see only modest growth over the next three years, large IT services providers are expected to benefit from higher demand due to consolidation of procurement and strong regulation requirements. Atos Origin has therefore developed a three-year strategic plan based on continuing organic growth in Europe in the coming years. Furthermore, Atos Origin expects to see strong growth in Asia Pacific, linked to our strategy of focusing on large multinational clients who are expanding rapidly in this region.

Revenue breakdown by country

- France 27%
- United Kingdom 15%
- Benelux 20%
- Other countries 38%

Summarised trading in 2005

(EUR millions)

	FY05	FY04 (a)	FY04 (b)	% growth (c)
Revenue	**2,254**	2,132	2,074	**+8.7%**
Operating margin	**139.4**	153.6	150	**-7%**
% margin	**6.2%**	7.2%	7.2%	**-1.0pts**
Staff at year end	**23,721**	22,800		**+4%**

a) Under IFRS
b) Figures at constant scope and exchange rates
c) Organic growth

The Group's Systems Integration business is an integral part of its total business offering and we intend to double the proportion of our activities that derive from long-term relationships with our clients and from recurring revenue sources, especially in application management. Atos Origin is recognised among prominent industry analysts as the leading solutions provider to the market. This follows significant investment in 2005 in terms of tooling, processes and training, both for package implementations and custom application management. In our key sectors, we have developed industry-specific demonstrations of these solutions, which have proved very successful in areas such as Telecom (Orange, Tim, KPN, Vodafone, E-Plus), Finance (BNP, Caja Madrid, ING), Automotive (Fiat, Renault) and Retail (KarsdtadtQuelle).

Based on a rigorous innovation management process for our offerings, we are developing emerging solutions in line with our clients' technical strategies. As emerging solutions reach maturity, we are rolling them out globally and introducing other new solutions. In 2005 these included RFID*, Open Source*, Security, and Enterprise Content Management (ECM).

In 2006 to 2007, following an in-depth analysis of our clients' demand for innovative solutions, we will further develop new offerings that help in solving their highest priorities, such as simplifying the legacy environment that prevents them benefiting from the latest technology enhancements. The areas where we are focusing our developments include:

Utility-based computing – IT infrastructures can now offer new flexibility in terms of usage (peak sharing). However, applications have often not been designed to operate under these variable conditions. Here Atos Origin is able to adapt/modernise the architecture through sophisticated methodologies, supported across its service lines.

Business performance monitoring – due to new software appearing on the ISV landscape, customers expect systems integration companies to help them better understand how they perform. For example when a process does not work as expected, the ability to detect quickly the source of the problem and correct it will bring competitive benefits.

E Procedures – These aim to help implement the policies initiated by several governments (as in tax collection) to simply communication between government, individuals and corporate enterprises.

An example of our capabilities is the Olympic Games, where technology and processes are being replicated for other major events, resulting in reduced costs and greater reliability. Atos Origin was the official Worldwide Information Technology Partner for the Athens Olympics in 2004 and the Turin Winter Games earlier this year, and it is also responsible in future for Beijing (2008), Vancouver (2010) and London (2012). We are responsible for information technology consulting, systems integration, operations management, information security and software applications development. In Athens and Turin, we provided complex but transparent Information Technology systems to deliver immediate, accurate and reliable information that conveyed the true drama of the competition.

"Atos Origin continues to demonstrate its ability to seamlessly coordinate the efforts of a complex array of best-of-breed technology partners and suppliers. This unique systems integration capability enables consistent performance across multiple Olympic Games, while simultaneously facilitating the management of costs and complexity. As the athletes tirelessly prepared for performance, Atos Origin's global team of IT experts mirrored their efforts by employing world class expertise, technology and solutions to protect and safeguard the vast IT systems performing on the global stage."

IOC Technology Director, Jean-Benoît Gauthier

Managed Operations

Banking on Atos Origin in Hong Kong

Managed Operations – strategic alternatives addressing cost and risk

Atos Origin specialises in managing and transforming the IT operations of its clients. This includes managing clients' entire information and data processing systems, covering data centres, network and desktop support operations, application management and implementing processes and tooling that enable clients to benefit from state-of-the-art technology. Atos Origin is able to provide 7x24 "follow the sun" infrastructure and application support through its global network and has unrivalled experience in major roll-out programmes covering complex and multi-site solutions. Success is assured through the use of our Atos Continuous Service Delivery Methodology (CSDM). This model guides our clients through the process of assessment, planning, implementation, transition, and continuous quality delivery.

Atos Origin is now the leading European outsourcing company with major market positions in The United Kingdom, France, The Netherlands and Germany, as well as having a significant position in the rest of the world. We have enhanced our global delivery capabilities with offshore service desks and support centres in India, Malaysia, Morocco and Brazil. This complements our existing onshore and near-shore delivery centres. We now offer a strong and consistent global capability that takes advantage of highly skilled staff available in lower-cost countries.



Standard Chartered Bank

Standard Chartered Bank, one of the world's most international banks, and Atos Origin have entered into a seven-year international outsourcing agreement covering the managed operations of the bank's data centre infrastructure. The new relationship and framework will also allow both companies to explore other areas of co-operation.

Standard Chartered Bank can now achieve greater leverage of its IT resources for the business across the Asia Pacific region. Its new twin data centre mode of operations has higher resilience and disaster recovery capability across all production systems. In terms of TCO, Standard Chartered has been able to realise significant reductions and Atos Origin has been able to offer more flexible and scalable pricing, giving even greater economies as the business grows.

Managed Operations continued

Our services and solutions include:

IT infrastructure outsourcing – managing and transforming the IT infrastructure of our clients, including data centre management, desktop and network support operations.

Desktop support management – installing and managing complex distributed architectures encompassing workstations, local area networks, servers and software and including 7x24 Global Service Desk IT Support through a worldwide network.

Network and server management – including on-demand storage and capacity services that are secure, reliable and cost-effective.

Application management – true end-to-end support covering infrastructure operations and management. This includes maintenance and technology refresh as well as the benefits of our mature offshore capabilities, and specialist processes for the management of SAP R/3 platforms, including multilingual, specialist helpdesks, application maintenance and platform management.

e-Services – internet and extranet services, collaborative messaging, web and portal based application hosting services.

In addition to the above, Atos Origin has three niche businesses with substantial growth potential:

International electronic service platforms – through its BPO subsidiary Atos Worldline, Atos Origin designs, develops and operates IT services and solutions in three major fields – Payment, Customer Management and e-Services – which will be increasingly integrated with the development of electronic communication between large companies and their customers.

Exchange, clearing, settlement and capital markets systems – Atos Euronext Market Solutions (AEMS) is the world's leading provider of IT solutions for exchanges, clearing houses and stockbrokers.

Revenue breakdown by country

- France 32%
- United Kingdom 23%
- Benelux 18%
- Other countries 27%

Summarised trading in 2005

(EUR millions)

	FY05	FY04 (a)	FY04 (b)	% Growth (c)
Revenue	**2,756**	2,716	2,581	**+6.8%**
Operating margin	**275.8**	262.8	245.2	**+12%**
% margin	**10.0%**	9.7%	9.5%	**+0.5pts**
Staff at year end	**21,036**	21,447		**-2%**

a) Under IFRS
b) Figures at constant scope and exchange rates
c) Organic growth

Medical services/BPO – Atos Origin is a leading provider in the United Kingdom of outsourced managed medical services with a top three position in a number of its markets. Medical Services employs 1,400 people, including 450 medical professionals, and operates from a nationwide network of over 250 medical facilities. We also utilise a further 1,500 medical professionals who are trained, mentored and supported by our medical professional team.

Within Managed Operations our services continue to benefit from a number of key differentiators. Our investment over the last ten years in establishing a consistent, high-quality, global service delivery capability based on ITIL has ensured that services are delivered effectively and reliably. We are also sensitive to the needs of our staff and take particular care that newly in-sourced employees quickly find their place in the Group. Finally, we work to ensure a good cultural fit with our clients. We understand the need to develop strong, transparent and long-term relationships with clients and have a policy of developing effective local management in all countries where we operate, to balance our globally aligned services with local understanding and knowledge.

Future development

We continue to believe that there are substantial opportunities for outsourcing client operations. The market in continental Europe remains relatively underdeveloped, while in the more mature United Kingdom market new opportunities will be complemented by a significant amount of renewal business.

We have noticed that clients are demanding a greater level of transparency in the services they are receiving. To address this need we have developed portal solutions that allow real-time access to key service data and have structured contracts that allow the customer greater flexibility in adapting service levels and volumes to meet changing business requirements. The effect of these changes is completely transparent and can be executed without any form of contract renegotiation.

As large European and global companies become homogeneous cross border organisations they recognise the need to align applications and the underlying infrastructure with their business processes. We have developed service offerings to support this process. Our set of infrastructure transformation services includes datacentre consolidation and server consolidation. These offerings can be tailored to specific customer requirements but address the concepts of "virtual datacentre" and "utility shared services". In building these solutions we have been able to leverage the in-depth knowledge of our consulting organisation. Our underlying service portfolio has been refreshed to reflect developments in virtualisation and improved system management tooling. Our global Managed Services organisation ensures consistent, standardised service delivery across all geographies according to our ITIL implementation Atos CSDM.

In the European payment market, we believe that we will face three major challenges in the next few years, including regulatory changes (SEPA – Single European Payments Area), changes in client usage (development of mobile services, RFID solutions, etc.) and changes in IT environments (mainframes replaced by distributed systems). Although there is the constant threat of new players entering the market, including telecoms companies, we are convinced that the Group's deep experience and knowledge in these areas will provide rich opportunities for Atos Worldline.

Atos Euronext Market Solutions is now well structured organisationally and positioned in terms of its offerings to sell cash, derivates and clearing products to capital markets globally. We believe that there will be substantial opportunities in this market as globalisation and the resultant consolidation of exchanges takes place.

In 2006 the Company will continue to focus on growth opportunities within the outsourced managed medical services market in the United Kingdom. As well as building upon our excellent occupational health customer base and extensive range of service provision, we will actively work with the UK National Health Service (NHS) in support of its market-forming agenda to provide greater access to, and choice of, health services for United Kingdom citizens. In particular, we will continue to link our unique skills in managed medical services with our business consulting and IT service capabilities, to provide a fresh approach to the provision of primary care and enabling services to the NHS.

Atos Origin specialises in managing and transforming the IT operations of its clients. This includes managing clients' entire information and data processing systems, covering data centres, network and desktop support operations, application management and implementing processes and tooling that enable clients to benefit from state-of-the-art technology.



Human Resources





People at the heart of our business strategy

We believe that the strength of our organisation comes from a combination of the talents of our people together with their ability to collaborate and share ideas and initiatives. These basic elements are directly related to achieving outstanding results and our overall business success.

Leveraging strong human resource management is an integral part of Atos Origin's strategy. During 2005, in an increasingly challenging market, we have continued to increase Atos Origin's competitiveness through the design, development and implementation of first-class human resource policies and processes in attracting and integrating new talent and recognising, rewarding, developing and communicating with our employees. We have continue to inspire professional excellence in our organisation through effective business-related HR solutions ensuring that we meet the needs of our people, our clients and our business now and in the future.

Attracting and integrating new talent

Our success as a leading international business and technology integrator depends on our ability to attract and integrate the right people to deliver the services our clients need. To be seen as an employer of choice and attract the best professionals, we need to ensure we present a clear employer proposition in the market place.

It is essential that we recruit highly-skilled professionals that will enable us to achieve our business goals. As the IT services market is growing once again and the labour market has become increasingly competitive, recruitment efforts have increased across many of our European locations and in 2005 Atos Origin recruited over 9,000 professionals worldwide.

Building a strong brand

Atos Origin's brand is built on recruiting highly-competent people, a fundamental asset that distinguishes us from our competitors. In 2005 we strengthened our existing brand, presenting Atos Origin as a competitive employer within the market place. Our worldwide IT partnership with the Olympic Games also offered opportunities to highlight the Games as just one example of the high calibre of projects we have at Atos Origin. To develop the Olympic standard and spirit within the Company and emphasise our achievements at the Games, we launched a new global recruitment campaign, communicating our role with the International Olympic Committee and the other related business activities and opportunities we have available. The material targeted IT professionals at all levels, coinciding with our involvement in the Turin Winter Olympic Games.

Our brand was further enhanced at the beginning of the year when several countries participated in efforts to recruit internal staff and students for our Olympic Games internship programme. The internship programme is a key part of our overall graduate recruitment strategy. The opportunity was advertised in targeted schools and universities around the world, increasing our visibility and offering students a unique opportunity to gain valuable work experience. Internal Atos Origin staff also worked on the project during their own vacation.

Welcoming new employees to Atos Origin

We recognise the importance of a good introduction for new employees coming into the Company. Our local organisations provide comprehensive introduction programmes that are specifically tailored to meet local requirements as well as a general introduction to our organisation and culture. Some locations have introduced intensive training courses for new employees before employment commences, putting those new starters a step ahead on their first day with Atos Origin.

Managing employee transfer and transition

Atos Origin has been involved in outsourcing for over a decade and much of its growth has come from successfully integrating staff through acquisitions and mergers. In each instance, our success has been due to the importance we attach to people and our professional change management strategies.

Human resources has applied added focus in this area during 2005, with the introduction of best practice working methods, local specialist support and by putting new policies and procedures in place to manage effectively the deployment of employees transferred into Atos Origin as a result of outsourcing agreements.

Such situations create uncertainty for transferring employees. Our new approach ensures that we employ proven, professional processes that ease the transition and minimise the risks of dissatisfaction. This is achieved by means of a comprehensive communications programme, designed to successfully integrate newcomers as members of the Atos Origin community.

Developing talented people

It is essential to ensure that our people have the right blend of skills and experience to meet the needs of our clients. Our dynamic market never stands still. New technology is continuously evolving and we must ensure that our people are equipped with the latest technological skills in order to meet these demands.

The annual HR review is the cornerstone of our global people and leadership development strategy. The people review and succession planning process forms the strategic link between human resource activities and the current and future needs of the business. In 2005, global HR visited many Atos Origin locations around the world, meeting with country managers and country HR managers to review people requirements for each of the main business areas and to identity the necessary actions for continuity and development. In 2005, we integrated information from the annual HR review within our SAP HR system, providing strategic reports for a Management Board review and ensuring we are fully prepared for future HR challenges.

The Atos Global Capability Model (GCM) is the framework we use for categorising jobs across our Company and is essential for providing information on the skills and resources we have available. Using the GCM, employees are able to determine the steps they need to take in order to develop their careers. During 2005, we made great strides in rolling out the GCM, focusing in particular on non-operational roles. The GCM tool is now also linked to our global resourcing system, AORTA, to support the staffing of projects. It also supports the global SAP HR system and underpins our new performance management process. This integrated approach allows us to maximise transparency and become increasingly sophisticated in our people-planning processes. By the end of 2005, all countries were in the process of finalising the matching of employees against the standard job matrix and our achievements were recognised in several articles published in European trade media, featuring GCM.

The Atos Origin University continued its partnership with our eLearning provider throughout 2005. e-Learning is a convenient, effective means of training used by Atos Origin as part of its overall training and development mix. e-Learning comprises a wide range of over 2,000 different courses including certification exams. These courses are linked to the GCM matrix and relevant courses are proposed for employees according to their job level and role.

Olympic Games Certification Programme – employees and the business alike were also able to benefit from the Olympic Certification programme launched in 2005. Participating employees are invited to join the Olympic Games team contributing to the overall success of the project. Four different certification levels exist according to the amount of time spent working on the Olympic project and the complexity of the tasks involved. Employees can earn Olympic certification, providing valuable experience and allowing them to become more marketable within the industry.

A Finance Excellence programme has been launched under which staff in the Finance function will attend structured presentation and seminar programmes designed to broaden their understanding of financial accounts, taxation, treasury, legal and other specialist areas. The programmes will also give them an insight into how the accounts of the Company are perceived and used by external parties, especially by investors.

Developing our leadership capabilities

Our Atos GOLD (Global Organisational Leadership Development) programme continued during 2005 with around 100 participants joining the programme. In our ever-changing business environment, it is vital that we have top professionals in place to direct our business. The Atos GOLD programme ensures that we develop and shape high-potential employees into our Company's future leaders. To ensure that the Atos GOLD programme continues to deliver consistently high standards of training that meet our business requirements, the content of the programme is regularly reviewed, ensuring that the programme fits closely with the overall commercial and strategic direction of our organisation.

Managing employee performance

Performance management has been a major focus for human resources during 2005. Global HR, together with a team of regional specialists, have laid the foundations and are working towards introducing a single consistent performance management process with the performance of all Atos Origin employees managed according to consistently high standards. The new process involves objective setting, a mid-year review

Human Resources continued





and annual appraisal. Regular meetings will ensure that additional focus is placed on career development and the use of the balanced scorecard will ensure that business and individual objectives are aligned.

The new way of working is underpinned by the Atos Global Capability Model, the HR job categorisation system. This integrated approach ensures that our values, attitudes and behaviours, which are essential for business success, are assessed and evaluated. Using the GCM also enables employees to determine their current level clearly and define how they can move forward to progress in their careers. An online global performance management system has been introduced in 2005 as an extension of our SAP HR system, facilitating an efficient paperless process.

Chair in "Growth Strategies and Integration Management" at HEC

On 18 January 2006, Atos Origin endowed a Chair in "Growth Strategies and Integration Management" at the HEC School of Management and became a member of the HEC Foundation. Atos Origin and HEC share the same European focus and international vision. Not only will our membership enable us to establish a direct link to the academic world, but it will also allow us to conceptualise certain business issues and formalise our core expertise, while fostering exchange between companies and students. This commitment dovetails perfectly with our long-term recruitment and communication strategy.

With the establishment of the new chair, Atos Origin will strengthen its ability to analyse business issues, broaden its reputation through the publication of articles and increase its participation in academic conferences and seminars.

On the basis of projects already being carried out by HEC, Atos Origin will work with HEC to:

- conduct research into problems specifically related to growth strategies and integration management;
- devise courses, case studies and other teaching tools to promote the development of special skills; and
- create opportunities for companies to participate in discussion and reflection, through conferences and debates open to the public organised by Atos Origin and the holder of the Chair.

Retaining and rewarding our people

The Company's compensation and benefits packages are designed to attract, motivate and retain the best employees. They are aimed at rewarding individual and team performance as well as contributing to the Company's success. We continually benchmark current trends and standards within the IT sector and we strive to implement appealing, market competitive and flexible reward systems that drive performance and are aligned with business objectives.

The total remuneration of many employees is based on a combination of both fixed and variable remuneration elements, together with share incentives. We have several variable bonus schemes in place, each of which is based on meeting objectives that increasingly are set out in a balanced scorecard. In 2005, more than 15,000 staff were remunerated in that way and incentive-based rewards comprise an increasing proportion of remuneration packages.

Stock options are also offered every year. These encourage employees to feel greater ownership in the Company and aid motivation and retention strategies. Looking forward, the Company has a strong strategic objective to increase the level of direct share ownership and the proportion of share-based payment in total remuneration packages. The Company is therefore proposing several new schemes for approval by shareholders at the next Annual General Meeting in May 2006. Those schemes will enable employees to purchase shares at a discount to market price, as on previous occasions under the AOwner scheme. However, it will also encourage top management to purchase shares by offering additional free shares that will vest within two or three years, provided that the financial performance of the Company meets demanding growth criteria.

Our objective is to reach a position where staff own at least 10% of the equity of the Company, aligning their objectives with those of external investors. Details of the proposed schemes are provided in the section headed "Operational review – human resources".

Effectively managing retirement provisions

Atos Origin provides pension benefits in several of the countries in which it operates. Those benefits are usually provided by means of insurance schemes, defined contribution schemes or occupational pension schemes (defined benefit schemes). Defined benefit schemes, where the Company may have a potential liability in future for any shortfall in funding, represent a potential financial risk and are therefore limited in use. Atos Origin accounts for pension contributions in accordance with IAS 19 on a conservative basic but, in common with many other companies worldwide, its policy is to provide defined contribution benefits where appropriate.

Atos Origin has a specialist team in place to manage its existing pension arrangements and monitor developments worldwide. We work to protect our employees and have ensured that sufficient preparations are in place to manage changes in pension legislation, regulatory requirements and other relevant changes that took place during 2005, and are envisaged in the years ahead.

International mobility

The deployment of talent is key to the ongoing success of our Company. To meet our changing business needs, employees are often asked to work away from their country of employment for temporary periods. Additionally, we recognise that many employees may have personal ambitions to live and work internationally. During 2005, a specialist international employment taskforce introduced improved policies and processes, bringing greater efficiency in the management of international employment processes, ensuring that all employees are treated consistently whilst on assignment and that all risks and liabilities are sufficiently addressed.

Bringing transparency to people planning processes

Our SAP HR system was further developed in 2005 and now encompasses virtually the entire Atos Origin employee population. The system enables us to take an integrated approach to HR, allowing us to become increasingly strategic in our people management processes and to report across all areas of human resources.

Communicating with employees

Using a unique combination of management communication, interactive and printed communication channels we help to raise employees' awareness of corporate identity and their knowledge about our Company and it's products and services. Since employees frequently working outside Atos Origin locations, our regular employee magazine, Double You, is sent to home addresses to ensure that all employees are kept informed. In 2005, Double You was relaunched to match our new global internal identity whilst still offering employees an upbeat, news-filled Atos Origin experience.

Maintaining dialogue

Livelink enables employees to collaborate and co-operate and is key to effective working. Livelink is a collaborative tool and was introduced to enable employees to share information and resources as well as meet virtually on line and work together in specialist knowledge communities. The new tool is used in conjunction with our global intranet site (Source), offering employees an interactive communications solution.

Work on our regular Global Employee Satisfaction Survey (GESS) has continued, with actions implemented as a result of employee feedback. Detailed action plans have been created at a local level to enable employees to see how their feedback has made a difference.

Human resources works closely together with works councils and local unions to ensure our employees' interests are fully represented. Employees across Europe were involved in dialogue around the rules and regulations on which we will base the European Works Council. We consider it vital to create open and transparent communication channels at all levels.

An Olympic experience

Our role as the Worldwide IT Partner for the Olympic Games continues to present a variety of opportunities to increase our people's sense of pride in working for the Company. This high profile project clearly demonstrates the extensive capabilities of our people. During 2005, in the run up to the Torino Winter Olympic Games, we offered employees the opportunity to volunteer to work in Torino during the Winter Olympics. This motivational project attracted applications from across the world with 35 privileged employees selected to join the Olympic team in February 2006.



Operational review

Disclaimers

The Group is reporting its financial results under International Financial Reporting Standards (IFRS) for the first time. Comparative data for 2004 has therefore been restated under IFRS. The summary income and cash flow statements of the Group for the 12 months ended 31 December 2004 and the balance sheet at 31 December 2004 have been prepared in accordance with IFRS accounting principles applied by Atos Origin.

The reconciliation of 2004 financial statements between French GAAP and IFRS, and the 2004 segment information by service line and geographical area, are presented hereafter in the notes headed "Transition to the IFRS" and "Segment information" of the Financial Report.

Business and financial terms are defined in the Glossary at the end of this document.

Operating performance

The underlying operational performance of the on-going business is presented within Operating Margin, while unusual, abnormal or infrequent income or expense (other operating income/expenses) are separately itemised and presented below the operating margin, in line with the CNC recommendation of 27 October 2004, before arriving at Operating Income.

(in EUR million)	FY 2005	% margin	FY 2004	% margin	% growth	% organic (*)
Revenue	5,459		5,249			+8.0%
Operating margin	413.0	7.6%	383.3	7.3%	+8%	+14%
Other operating income (expenses)	(25.2)		(163.1)			
Operating income	387.8	7.1%	220.2	4.2%	+76%	

(*) Organic growth at constant scope and exchange rates

The Group achieved an operating margin of EUR 413 million (7.6% of revenue) in 2005, compared with EUR 383 million (7.3% of revenue) in 2004. Other operating income/expenses included net capital gains of EUR 40 million, mainly linked to the disposal of the Group's Nordic operations, offset by reorganisation and rationalisation costs of EUR 56 million (2004 EUR 149 million), enabling the Group to report operating income of EUR 388 million for 2005, compared with only EUR 220 million in 2004, a substantial improvement.

Revenue

Organic growth

Total Group revenues for 2005 amounted to EUR 5,459 million. In 2004, Atos Origin reported revenues of EUR 5,302 million under French GAAP. The Group has reported under IFRS for the first time in 2005 and has therefore restated the 2004 comparative by eliminating nil margin pass-through revenue, which amounted to EUR 53 million in 2004. This relates mainly to the provision of media content by Atos Worldline in France. Reported Group revenues in 2005 were therefore 4.0% higher than the comparative revenues of the Group in 2004 under IFRS, as shown below:

(in EUR million)	FY 2005	FY 2004	% growth
Published in 2004		5,302	
IFRS impact		-53	
Growth	**5,459**	**5,249**	**+4.0%**
Disposals		-200	
Exchange rate impact		4	
Organic growth (*)	**5,459**	**5,053**	**+8.0%**

(*) Organic growth at constant scope and exchange rates

In the past 24 months, the Group has disposed of a number of businesses, which removed exactly EUR 200 million from the comparative revenue base – mainly the Nordic business in June 2005 and the Cellnet business in the United States in July 2004. Exchange rate movements resulted in a positive adjustment of EUR 4 million on a comparable year-on-year basis. The constant scope revenue figure for 2004 under IFRS was therefore EUR 5,053 million and reported revenues of EUR 5,459 million in 2005 represent organic growth of 8.0%.

This performance was mainly driven by a continuous inflow of new clients and the successful renewal of key contracts since mid-2004, due notably to the increased size and profile of the enlarged Group and the go-to-market strategy put in place since the acquisition of Sema Group in January 2004.

Order input

Excluding long-term BPO contracts, the book-to-bill ratio remained steady throughout 2005, with 105% in H2 and 116% in H1. Including the substantial renewal of a contract with the Department for Work and Pensions in the United Kingdom, which will be worth at least EUR 750 million over the next seven years and up to EUR 1.2 billion over 12 years if extension options are taken up, the book-to-bill ratio over the 12 months reached 122%. The ratio was 139% in the first half, including other key contracts signed such as Renault and LCH-Clearnet, and 104% in the second half with new wins such as Euronext.Liffe, Premiere and the Olympic contract extension.

Order cover at the end of December 2005 was over EUR 7 billion and has increased by more than 15% since the beginning of this year. Backlog coverage for 2006 at the end of December 2005 was 50% and is broadly in line with levels at the same time last year. The qualified pipeline reached EUR 2.6 billion at the end of December 2005, representing 0.5 years of revenues. The Group had more than 6,000 bids in its unqualified pipeline at that date, which represented over EUR 16 billion of total contract value (TCV).

In 2004, Atos Origin established a large account programme comprising 30 major clients, which represented 53% of total revenues in 2005, an increase of nearly 12% in the period. With the addition of a further 70 clients, the Group has established a go-to-market strategy focused on 100 key clients globally, which drives organic growth and from whom the Group currently derives nearly 70% of total revenues. In 2005, 13 clients each generated more than EUR 100 million in revenues, compared with only three clients in 2003 before the acquisition of Sema.

Revenue by service line

The revenue performance by **service line** was as follows:

(in EUR million)	**FY 2005**	FY 2004	**% growth**	***% organic growth (*)***	**% 2005 revenue**
Consulting	449	401	+12.1%	+12.8%	8%
Systems Integration	2,254	2,132	+5.7%	+8.7%	41%
Managed Operations	2,756	2,716	+1.5%	+6.8%	51%
Total	**5,459**	**5,249**	**+4.0%**	**+8.0%**	**100%**

(*) Organic growth at constant scope and exchange rates

Each of the three main service lines recorded good revenue organic growth.

Consulting produced a strong organic revenue increase of 12.8% in 2005. This performance resulted from the positive effects of volume, pricing and bonus awards on projects, and is an example of how the Group is now benefiting from the acquisition of KPMG Consulting.

Revenues in **Systems Integration** were 8.7% higher organically in 2005, which extends the upward trend seen in 2004 and throughout 2005 and demonstrates clearly that this service line has returned to a growth path. Growth in the period was mainly due to better volumes, with prices remaining broadly stable. The Group has increased the amount of recurring revenues in this segment from application life cycle management, which now represents 14% of total Group revenue.

After adjusting for disposals – mainly the US Cellnet business sold in July 2004 and the Nordic business sold in June 2005 – organic revenue growth in **Managed Operations** was 6.8%, reflecting the steady inflow of orders that has accumulated during the past year. After strong organic revenue growth of 9.0% in Q1 2005, the more modest increase in the following quarters was due to the conclusion of a one-year, non-recurring and fully subcontracted call centre contract in the United Kingdom, representing a revenue loss of EUR 90 million from April 2005 onwards on a full-year basis, and the fact that the KarstadtQuelle contract came fully on stream throughout Q4 2004 and therefore had no impact on percentage growth in Q4 2005. Organic growth in 2005 resulted from higher growth IT outsourcing business (9%), a steady increase in payment card processing and internet services (4%), offset by a modest decrease in business process outsourcing (-5%).



Operational review continued

Revenue by geographical area

The revenue performance by **geographical area** was as follows:

(in EUR million)	**FY 2005**	FY 2004	**% growth**	**% organic growth (*)**	**% 2005 revenue**
France	1,526	1,367	+11.6%	+11.6%	28%
United Kingdom	1,164	1,222	-4.8%	-4.0%	21%
The Netherlands	1,025	977	+4.9%	+4.9%	19%
Germany + Central Europe	562	334	+68.4%	+68.4%	10%
Rest of EMEA	839	928	-9.6%	+1.5%	15%
Americas	197	280	-29.7%	-4.5%	4%
Asia Pacific	146	141	+3.4%	+12.5%	3%
Total	**5,459**	**5,249**	**+4.0%**	**+8.0%**	**100%**

(*) Organic growth at constant scope and exchange rates

Europe remains the Group's main operational base, generating 93% of total revenue.

On a regional basis, revenues in **France** were 12% higher than last year, reflecting a strong performance in Consulting, Systems Integration and Managed Operations.

In **United Kingdom** the decrease of 4% was largely due to the expected end of a one-year, non-recurring contract in April 2005, as explained in the half-year report. The negative impact of that contract was EUR 90 million over the remaining eight months of the year, representing almost 7% of full year United Kingdom revenues.

The Group benefited from July onwards from the expansion of Atos Euronext Market Solutions, with the new Euronext.Liffe contract being invoiced in France. Most of that incremental service work was delivered in the United Kingdom, where growth would otherwise have been 5% higher, partly offsetting the negative short-term contract impact described earlier.

Steady organic revenue growth was achieved in **The Netherlands** (+5%), based on new contract wins with Philips, KPN, Ahold, Akzo Nobel, Shell and others.

Revenues in **Germany and Central Europe** recorded exceptional 68% organic growth due to the flow of new contracts in the past 12 months, including KarstadtQuelle, E-Plus and Premiere. In Germany, revenues now exceed EUR 500 million, driving further operational efficiency and helping the Group to win new business.

In the **rest of EMEA**, the Nordic and Middle East businesses were sold at the end of June 2005 and February 2006 respectively, with commercial activity decreasing during the divestment phases. Partnership alliance agreements have been signed with the purchasers of both operations, to provide extended support for Atos Origin clients in these regions.

The Group will now focus primarily on Spain, Italy and Belgium in this region. Growth in Spain confirmed an encouraging trend and Spain is increasingly providing near-shore support for many of the Group's major international clients. In spite of the weak market and as a result of focusing on larger contract bids, the Group had some notable contract successes in Italy during 2005, including Piaggio and the Region Sicilia, in addition to its strong established relationship with Telecom Italia.

The **Americas** recorded a year-on-year organic revenue decrease of 4% in 2005. After disposing of more than 50% of the business in mid 2004, North America is once again showing healthy growth, recording a year-on-year organic increase of 12%. However, revenue in South America decreased by around 21%. In that region, the Group began 2005 with a number of small and generally sub-scale units inherited from Sema. The Group has already sold its businesses in Peru and Venezuela and intends to focus resources in the region in Brazil, which is also rapidly developing as an important global offshore outsourcing centre. Most of the other remaining operations still lack critical mass.

The **Asia Pacific** region recorded good organic growth of 13% in the period following investment in a state-of-the-art data centre in Hong Kong in 2004 and the subsequent capture of new outsourcing business in the region.

Revenue by quarter

(In EUR million)	Quarter 1 2005	Quarter 2 2005	Quarter 3 2005	Quarter 4 2005	**Half-year 1 2005**	**Half-year 2 2005**	**FY 2005**
Revenue	1,356	1,370	1,293	1,440	2,725	2,734	5,459
% reported growth	+5.0%	+2.9%	+4.1%	+3.9%	+4.0%	+4.0%	+4.0%
% organic growth (*)	+9.1%	+7.2%	+9.4%	+6.6%	+8.1%	+7.9%	+8.0%

(*) On a constant scope and exchange rate basis

Each of the four quarters of 2005 produced good organic revenue growth, confirming not only a general improvement in market conditions, but also the Group's commercial successes.

In Q1, the Group recorded 9.1% organic growth reflecting the steady inflow of orders that have accumulated during the past year including KarstadtQuelle, which was signed at the start of the final quarter of 2004.

In Q2, organic growth of 7.2% was lower than in Q1, mainly due to the expected end of a one-year contract in the United Kingdom, which also impacted Q2, Q3 and Q4.

In Q3, organic growth reached 9.4%, benefiting particularly from an extension of the partnership with Euronext. The new contract reached a normal run rate in Q4.

The KarstadtQuelle contract came on stream in Q4 2004 and therefore had no impact on percentage growth in Q4 2005. The Group's reported organic growth of 6.6% in Q4 2005 benefited from other new contracts signed in 2005 such as Renault, E-Plus, Premiere, Akzo Nobel, Societe Generale and Euronext.Liffe. Revenue in the fourth quarter represented a strong sequential increase of 11% in comparison with the third quarter, both in Consulting and Systems Integration (+15%) and Managed Operations (+8%).

Operating margin and margin rate

In 2004, the Group published Income from Operations of EUR 385 million under French GAAP. Under IFRS the Group has restated several items, principally the non-amortisation of actuarial losses on pensions for the fiscal year 2004 and transition and start-up costs during the initial phase of outsourcing contracts. A reconciliation of the financial statements between French GAAP and IFRS for the 12-month period ended 31 December 2004 is included hereafter in the section headed "Transition to the IFRS" of the Financial Report.

(in EUR million)	**FY 2005**	FY 2004	**% growth**
Published in 2004		384.8	
IFRS impact		-1.5	
Growth	**413.0**	**383.3**	**+8%**
Disposals		-20.9	
Exchange rate impact		-0.3	
Organic growth (*)	**413.0**	**362.1**	**+14%**

(*) Organic growth at constant scope and exchange rates

The Group's reported operating margin for 2005 was EUR 413 million, compared with an operating margin of EUR 383 million in 2004, an increase of 8%.

After adjusting for business disposals during the past 12 months and at constant exchange rates, the Group produced organic operating margin growth of 14%. At current constant scope, excluding the Nordic operations for the first six months of 2005 (sold in June 2005) and Middle East operations for the full year 2005 (sold in February 2006), the organic growth of the operating margin on current operations would have been 15%, representing a percentage operating margin of 7.8%.



Operational review continued

The **operating margin performance** was as follows:

(in EUR million)	FY 2005	% margin	FY 2004	% margin	% margin organic	% growth	% organic growth (*)
Total	**413.0**	**7.6%**	**383.3**	**7.3%**	**7.2%**	**+8%**	**+14%**

(*) Organic growth at constant scope and exchange rates

The Group's operating margin rate for 2005 was 7.6%, compared with an operating margin rate in 2004 of 7.3%. On an organic basis, 2005 operating margin rate was 0.4 points higher than for the same period in 2004.

The operating margin by half year was as follows:

(in EUR millions)	Half-year 1 2005	% revenue	Half-year 2 2005	% revenue	FY 2005	% revenue
Revenue	2,725		2,734		5,459	
Direct costs	(2,175)		(2,132)		(4,307)	
Gross margin	550	20.2%	602	22.0%	1,152	21.1%
Indirect costs	(367)	-13.5%	(372)	-13.6%	(739)	-13.5%
Operating margin	**183**	**6.7%**	**230**	**8.4%**	**413**	**7.6%**

The challenge of 2005 was to produce further margin growth by realising the benefits of restructuring action, in spite of having disposed of several profitable, non-core businesses and winning a number of major new contracts with low initial profitability (including major renewals such as the United Kingdom Department of Work and Pensions contract). At the same time, the Group has continued to apply its accounting policies by expensing during the period the majority of transition and transformation costs on outsourcing contracts and maintaining effective risk management of such contracts.

The operating margin rate for 2005 was 7.6%, in line with Group expectations and improving from 6.7% during the first half to 8.4% in the second. The second and fourth quarters were once again stronger than the first quarter (where a number of long-term contracts have price/cost reduction clauses which impact in January) and the normal vacation-interrupted third quarter.

Allowing for seasonality, the graph below shows the improvement in profitability during 2005, quarter by quarter, as the Group's action plan took effect:


Operating margin rate evolution per quarter
11%
10%
9%
8%
7%
6%
5%
4%
3%
Q1
Q2
Q3
Q4
5.7%
5.3%
7.7%
7.3%
6.6%
6.1%
10.5%
9.8%
FY 2005
FY 2004

Operating costs

Operating expenses remain dominated by staff-related costs. There was an average salary increase of just over 2% in 2005, which had a negative impact of 1.2 points on the margin rate.

(in EUR million)	FY 2005	% revenue	FY 2004	% revenue
Revenue	**5,458.9**	**100%**	**5,249.3**	**100%**
Personnel expenses	(2,886.8)	-52.9%	(2,758.4)	-52.5%
Purchases for selling and royalties	(336.1)	-6.2%	(358.5)	-6.8%
Sub-contracting costs	(599.8)	-11.0%	(588.0)	-11.2%
Premises costs	(210.8)	-3.9%	(207.3)	-3.9%
Means of production	(434.8)	-8.0%	(359.7)	-6.9%
Telecommunications	(106.2)	-1.9%	(106.5)	-2.0%
Travelling expenses	(123.8)	-2.3%	(144.7)	-2.8%
Taxes, other than corporate income tax	(23.3)	-0.4%	(30.8)	-0.6%
Other operating expenses	(220.7)	-4.0%	(243.4)	-4.6%
Sub-total expenses	**(4,942.2)**	**-90.5%**	**(4,797.3)**	**-91.4%**
Depreciation of fixed assets	(153.0)	-2.8%	(146.9)	-2.8%
Net depreciation of current assets	7.2	0.1%	16.4	0.3%
Net charge to provisions	42.1	0.8%	61.8	1.2%
Sub-total depreciation and provisions	**(103.7)**	**-1.9%**	**(68.7)**	**-1.3%**
Total operating expenses	**(5,045.9)**	**-92.4%**	**(4,866.0)**	**-92.7%**
Operating margin	**413.0**	**7.6%**	**383.3**	**7.3%**

- Staff related costs, including personnel and travel expenses, remained stable at 55.2% of revenue.
- Subcontractor costs represented 11% of revenue, slightly down as a percentage of revenue as compared with 2004. In 2005 Atos Origin managed a higher numbers of subcontractors as a result of new outsourcing and application management contracts, which were in the transition and transformation phases, such as Renault.
- Means of production increased by 21% as a result of new outsourcing contracts taken on during 2005 (KartsadtQuelle, E-Plus, Euronext.Liffe) in which there was a high proportion of IT equipment, which will be rationalised and optimised in the near future.
- Other costs (around EUR 900 million) were broadly reduced by 5%, compared with organic revenue growth of 8% in the period. This is the result of both active cost management and the introduction of more effective procurement management.

Operating margin by service line

The operating margin performance by **service line** was as follows:

(in EUR million)	FY 2005 (*)	% margin	FY 2004 (*)	% margin	% margin organic (**)	% growth	% organic growth (**)
Consulting	66.5	14.8%	38.4	9.6%	9.6%	+73%	+73%
Systems Integration	139.4	6.2%	153.6	7.2%	7.2%	-9%	-7%
Managed Operations	275.8	10.0%	262.8	9.7%	9.5%	+5%	+12%
Corporate	-68.7	-1.3%	-71.5	-1.4%	-1.4%	-4%	-4%
Total	**413.0**	**7.6%**	**383.3**	**7.3%**	**7.2%**	**+8%**	**+14%**

(*) Before allocation of central structure costs classified under Corporate.
(**) Organic = at constant scope and exchange rates.

Consulting margins rose from 9.6% in 2004 to an exceptional 14.8% in 2005. The margin rate has recovered strongly from the trough levels seen in 2002 during the economic downturn. Consulting benefited from good growth in demand, including some limited improvements in pricing and the successful award of incentive bonuses on projects. Operating efficiency has remained at a similar level since the end of December 2004, with a utilisation rate of 68% in the last quarter and staff attrition slightly lower, at 19%.

Operational review continued

In **Systems Integration**, profitability fell slightly to 6.2% after a steady margin improvement during the course of 2004, improving from 5.8% during the first half of 2005 to 6.6% in the second. The short-term margin erosion in H1 was largely the result of expensing transition and start-up costs on new contracts as part of our careful risk management programme, and working to minimise the on-going impact of a small number of loss-making contracts taken over from Sema. The activities benefited in the second half from additional staff restructuring and from an extension of the action plan to reduce indirect costs and subcontractors.

Since the first half of 2004, Systems Integration has benefited from general price stabilisation and less business volatility. The volume increase was supported by a net increase in headcount of around 4% in 2005 (after a net decrease in 2004) and an increase in subcontractors from new long-term application management contracts such as Renault, where the Group is currently in a transformation phase. As part of its business model, Atos Origin has accelerated its global recruitment programme and is increasing its offshore and near-shore resources in order to replace these subcontractors. Staff utilisation rates remained at 81%, similar to the level at December 2004.

The Group maintained a strong margin of 10.0% in its **Managed Operations**, with an improvement from 8.3% during the first half to 11.7% in the second. This was primarily due to scale efficiencies in France and The Netherlands and to a good performance in the Atos Worldline business. The margin erosion in the first half of 2005 compared with the second half of 2004 was the result of new contract wins and several contract renewals, initially at lower margin, and to the disposal of the Cellnet BPO business, which generated a higher margin than the Group average. It was also due to the end of a one-year call centre contract in the United Kingdom. The Group improved margins during the second half as a result of the disposal of its Nordic activities, the impact of its industrialisation plan which includes the rationalisation of premises and data centre capacity, global sourcing optimisation through the higher utilisation of nearshore and offshore resources, as well as the ramp-up of productivity management on new contracts.

Corporate costs have been reduced by a further 4% year-on-year. Excluding the Global Consulting and Systems Integration and Global Managed Operations structures, which represent around 0.2% of total revenues, the corporate organisation now represents 1% of total revenues, in line with the operational targets of the Group.

Operating margin by geographical area

The operating margin performance by **geographical area** was as follows:

During 2004, the first year of the Sema acquisition, the countries in which the Group has its largest presence (France, United Kingdom and The Netherlands) made considerable progress in restoring margin rates to levels higher than the Group average. The operating margin of those three countries again grew in the period (+4%) and represented 79% of total operating margin before corporate costs. The average margin rate of these three countries was 10.2% in 2005 and was 1.4 points higher than the Group's average, before corporate costs.

During 2005, the focus has been on countries such as Germany, Spain, Italy and the Rest of EMEA. The operating margin of all countries apart from France, the United Kingdom and The Netherlands increased by 48% in the period, especially in Germany, and represented 21% of total operating margin before corporate costs. The average margin rate of these other countries rose from 4.7% on a constant scope basis in 2004 to 6.0% in 2005, or +1.3 points.

(in EUR million)	FY 2005 (*)	% margin	FY 2004 (*)	% margin	% margin organic (**)	% growth	% organic growth (**)
France	111.5	7.3%	121.3	8.9%	8.9%	-8%	-8%
United Kingdom	115.1	9.9%	117.5	9.6%	9.6%	-2%	-1%
The Netherlands	151.1	14.7%	125.4	12.8%	12.8%	+21%	+21%
Germany + Central Europe	42.8	7.6%	17.2	5.2%	5.2%	+148%	+148%
Rest of EMEA	43.8	5.2%	54.1	5.8%	5.4%	-19%	-3%
Americas	2.1	1.1%	9.7	3.5%	-0.9%	-78%	-219%
Asia Pacific	15.3	10.5%	9.6	6.8%	7.6%	+59%	+55%
Corporate	-68.7	-1.3%	-71.5	-1.4%	-1.4%	-4%	-4%
Total	**413.0**	**7.6%**	**383.3**	**7.3%**	**7.2%**	**+8%**	**+14%**

(*) Before allocation of central structure costs classified under Corporate
(**) Organic = at constant scope and exchange rates

All main Group countries and regions continued to generate a positive operating margin.

The Netherlands, which benefits from critical mass, increased its operating margin to 14.7%, thanks to strong growth in the Systems Integration business and the renegotiation of pension plan liabilities.

France was impacted by the integration of new contracts and a minimum of volume in outsourcing.

In spite of significant contract renewals and the end of a one-year contract in April 2005, for which profitability was higher than the country average margin rate, **the United Kingdom** achieved a strong margin of 9.9%.

Germany and Central Europe significantly increased its operating margin. This strong improvement was not only linked to the flow of new contracts, but also to the overall reorganisation of the region and the building of a scale operation.

The remaining countries of **EMEA** reported an organic decrease in margin rate of 0.2 points, mainly due to the disposal of the Nordic and Middle East operations sold in June 2005 and February 2006 respectively. Many of the component countries within the rest of EMEA benefited from the positive impact of the Sema acquisition and specific action plans to restore profitability. Nearly all of the other European countries in this region improved their profitability.

The reported decrease in the operating margin of **North and South America** was mainly due to business disposals, but the margin rate rose by two points for continuing business, from a loss to a slightly positive percentage.

Asia Pacific increased its profitability significantly in the period, to 10.5%.

Activity by industry sector

(in EUR million)	**FY 2005**	FY 2004	**% growth**	**% organic growth (*)**	**% 2005 Revenue**
Public Sector and Utilities	1,438	1,460	-1.5%	+5.9%	26%
Telecoms and Media	1,027	972	+5.7%	+9.0%	19%
Financial Services	1,024	985	+4.0%	+5.9%	19%
Discrete Manufacturing	655	628	+4.2%	+8.1%	12%
CPG & Retail	531	364	+45.9%	+47.1%	10%
Process Industries	423	422	+0.3%	+2.2%	8%
Transport	254	277	-8.6%	-5.2%	5%
Others	106	141	-24.4%	-21.9%	1%
Total	**5,459**	**5,249**	**+4.0%**	**+8.0%**	**100%**

(*) Organic growth at constant scope and exchange rates

The Group again strengthened its **Public Sector and Utilities** position (26% of total Group revenue, with a 6% organic increase) with French, Dutch and UK government ministries and in the healthcare sector. The largest clients are the UK Department for Work and Pensions, the UK Ministries of Environment and Defence, the UK National Health Service, the UK Department of Food and Rural Affairs, the European Economic Community, EDF and the French Ministries of Agriculture, Social Affairs and Health, Finance and the Interior.

Telecoms and Media represented 19% of total Group revenue with a 9% organic growth, mainly due to new contracts such as E-Plus. These markets benefited from new investment in telecommunications infrastructures. The acquisition of Sema Group provided Atos Origin with a leading European position in the Telecom sector, where the Group was able to leverage Sema's experience in delivering billing systems, messaging platforms, CRM, and SIM card applications. The largest clients of the Group in these sectors are Ericsson, France Telecom-Orange, KPN and its subsidiary E-Plus, Lucent, Telecom Italia, Vodafone, Vivendi-Universal and Wolters Kluver.

The **Financial Services** sector (19% of total Group revenue, with a 6% organic increase) benefited from new contracts such as the extension of Atos Euronext Market Solutions. The financial services market remains important despite several years of scaled-back IT spending. The new regulatory environment, including Basel II, Sarbanes-Oxley, Solvency II and the move to IFRS accounting standards have driven increased demand for IT services and, according to industry research, the majority of European banks have now allocated budgets to fund these projects. IT services companies with deep expertise in financial services and global roll-out capabilities will be the main beneficiaries.

Atos Origin is now one of the leading European players in the Financial Services sector according to independent industry analyst Gartner, proposing offerings such as multi-channel banking platform, trading, clearing and settlement, security and payment solutions. The largest clients of the Group in this sector are ABN AMRO, BNP Paribas, Euronext/LCH-Clearnet, Credit Lyonnais-Credit Agricole, ING, Manulife, Societe Generale, Royal Bank of Scotland, Standard Chartered Bank and UBS.



Operational review continued

Discrete Manufacturing (12% of total Group revenue) reported an organic growth of 8%, due to new contracts such as Renault, compensating an overall decrease in high-tech, which was directly linked to a decline in the Philips account year on year. The largest clients in this sector are Alstom, Fiat, Philips and Renault Nissan.

Consumer Packaged Goods and Retail represented 10% of total Group revenue, showing a significant increase of 47%, mainly due to the new deal signed in September 2004 with KarstadtQuelle. The largest clients of the Group in this sector are Auchan, Brakes, Carrefour, KarstadtQuelle, PPR, Philip Morris, Procter & Gamble and Unilever.

Process Industries (8% of total Group revenue) increased by 2%. The largest clients of the Group in this sector are Akzo Nobel, British Petroleum, ICI, Schlumberger, Shell and Total.

Transport represents 5% of total Group revenue, including key clients in the United Kingdom such as Network Rail.

Post-closing events

Disposal of Middle East operations

On 10 February 2006 the Group announced the disposal of its operations in the Middle East to local management for a consideration of EUR 21 million, payable over five years. The new owners will continue to trade under the Atos Origin name for several years and will provide extended support capability in the region for international clients of Atos Origin. The revenues of this business amounted to EUR 52 million in 2005 and it made a small operating loss. The Middle East operation was deconsolidated with effect from 1 January 2006 and its balance sheet has been classified as net assets held for sale at 31 December 2005. The operation employed around 400 people at the end of December 2005.

Disposal of Nolan, Norton & Co

On 20 February 2006 the Group announced the disposal of its consultancy business Nolan, Norton & Co (NNC) under a management buy-out (MBO). The rationale behind the MBO is to safeguard NNC's independence as a strategy consultancy although both parties intend to continue co-operating closely with each other. The sale consideration was EUR 4 million. The revenues of this business amounted to EUR 7 million in 2005 with an operating margin in line with the Group's average. The operation was deconsolidated with effect from 1 January 2006. The business employed around 50 people at the end of December 2005.

Investment

There is no significant investment since the closing of 2005, other than capital expenditure as part of normal and ongoing business investment.

Human resources review

Change in the Group workforce

Total staff employed increased from 46,584 to 47,684 (+2%) between 1 January 2005 and 31 December 2005.

Number of staff	**FY05**	FY04
Headcount opening	**46,584**	**26,473**
Change in perimeter	-1,682	+19,068
Hiring (*)	+9,445	+6,645
Leavers (*)	-5,603	-3,836
Restructuring	-1,060	-1,766
Headcount at closing	**47,684**	**46,584**

(*) Permanent staff only, excluding temporary staff movements

Changes in scope related to business disposals in the period, including the Peruvian and Venezuelan operations (82 people) and Nordic business (1,496 people), and a change in the consolidation method of a joint venture company in Spain (104 people).

The level of recruitment has been significant, particularly in the Consulting business, with gross hiring of 9,445 in the period, representing 20% of the workforce, in line with business volume and more than 50% higher than in 2004 (+ 6,645 staff). That included more than 700 staff linked to new outsourcing contracts signed in the period and staff taken over from Contrado in The Netherlands, Mundivia in Spain and the extension of Atos Euronext Market Solutions, mainly in the United Kingdom.

Hiring	**12 months FY05**	**% of workforce**
Consulting	1,205	44%
Systems Integration	4,739	20%
Managed Operations	3,476	17%
Corporate	25	13%
Group	**9,445**	**20%**

Leavers comprise voluntary permanent staff leavers, permanent staff who have been dismissed and those who have retired or were deceased. The number of leavers in 2005 was 5,603, higher than last year. The staff attrition rate rose in line with the business growth trend and increased to 10.5%, compared with 8.7% in 2004, which confirms the market improvement in Europe. The attrition rate in Atos Origin is lower than for a number of its competitors, mainly because the Group has a higher proportion of long-term Managed Operations contracts, where staff turnover tends to be lower.

Attrition rate	**12 months FY05**	12 months FY04
Consulting	19.0%	22.9%
Systems Integration	11.5%	9.0%
Managed Operations	8.4%	6.9%
Group	**10.5%**	**8.7%**

During 2005, the Group continued its programme to streamline and transform the business following the merger with Sema Group. A total of 1,060 employees left the business in 2005 under the reorganisation programme, representing 2.3% of staff at the start of 2005. 1,766 staff left in 2004, making a total of 2,826 since the acquisition of Sema in January 2004. This compares with 2,500 lay-offs forecast at the date of the acquisition announcement. The Group has now completed the reorganisation programme linked to that acquisition.



Operational review continued

Staff movements by service line and country

The workforce at the end of December 2005, by service line and country, was as follows:

Employees	31 December 2005	31 December 2004	Change	Average 2005	Average 2004	Change
Consulting	2,734	2,138	+28%	2,676	2,161	+24%
Systems Integration	23,721	22,800	+4%	23,396	22,839	+2%
Managed Operations	21,036	21,447	-2%	21,549	20,567	+5%
Corporate	193	199	-3%	193	233	-17%
Total	**47,684**	**46,584**	**+2%**	**47,814**	**45,800**	**+4%**
France	13,886	12,523	+11%	13,112	12,403	+6%
United Kingdom	6,873	6,658	+3%	6,864	6,581	+4%
The Netherlands	8,429	8,321	+1%	8,459	8,418	+0%
Germany + Central Europe	3,749	3,603	+4%	3,662	2,827	+30%
Other EMEA	9,575	10,499	-9%	10,613	10,667	-1%
Americas	2,475	2,714	-9%	2,596	2,631	-1%
Asia Pacific	2,504	2,067	+21%	2,314	2,041	+13%
Corporate	193	199	-3%	193	233	-17%
Total	**47,684**	**46,584**	**+2%**	**47,814**	**45,800**	**+4%**

The underlying 4% net increase in staff in 2005 was lower than the organic revenue increase in the period of 8%, yielding better staff productivity in 2005 and for 2006.

Arising from the acceleration of business demand from the end of 2004, the Group called on additional subcontracting services, especially in Consulting. At the same time, a number of clients required Atos Origin to take over not just their IT operations but also the associated workforce, including subcontractors in Systems Integration and Managed Operations. As a consequence, the level of subcontractors increased in 2005 by 800 in comparison with 2004, risingly sharply in the first half but reducing steadily during the remainder of the year.

The proportion of internal productive staff to total staff represented 93% at the end of 2005. As part of the development of the Group's business model, it is one of the main objectives of 2006 to increase this ratio to 95% by accelerating the recruitment of offshore and nearshore resources, and continuing to replace on-shore subcontractors inherited with large outsourcing deals. The indirect staff ratio (indirect staff as a percentage of full-time equivalent staff, including subcontractors) has been maintained at an efficient level of 11.2%, compared with 11.6% at the end of December 2004. This level compares with 13.4% at the end of 2003 in Atos Origin before the acquisition of Sema Group.

Temporary/permanent staff

Atos Origin employs staff on permanent and temporary contracts. Permanent staff members have a contract for an unspecified period of time. Temporary staff members have a contract for a fixed or limited period of time.

Employees	31 December 2005	% total	31 December 2004	% total	Change
Permanent	46,143	97%	45,108	97%	+2%
Temporary	1,541	3%	1,476	3%	+4%
Total	**47,684**	**100%**	**46,584**	**100%**	**+2%**


Staff by region
UK 6,900
Benelux 9,300
France 14,000
Central Europe 3,750
North America 750
Spain 5,400
Italy 2,900
Asia-Pacific 2,500
Middle East & Africa 500
South America 1,700
Total Employees 47,700

Employee and Management shareholding

Up to 2005, Atos Origin had limited employee and management shareholdings, mainly through the stock option programme. Employee stock purchase plans were issued in 1998, 2000 and 2002. At December 2005, the ownership of the Group's shares by employees relating to ownership plans such as mutual funds and corporate savings plans reached 315,945 shares, or 0.5% of common stock.

It is the intention of Management to implement new share owning schemes to increase over time the ownership of Atos Origin shares to 10% of issued share capital, motivating employees and management and aligning their objectives with those of external shareholders. At the next Annual General Meeting, shareholders will be asked to approve:

- An extension of the current employee stock purchase plan allowing for the purchase of shares at a discount of up to 20%
- A share purchase plan in which senior managers and the Management Board may purchase shares in their own right and receive free "matching" shares that will vest in two or three years' time if certain financial performance conditions are met by the Company.

It is expected that such plans will result in up to 2% of issued share capital being distributed in this way in 2006, followed by 1% per annum in subsequent years.

Employee stock purchase plan

In 1998, Atos (pre-Origin) set up an employee stock purchase plan for its workforce in France, based on a corporate savings plan (PEE) managed through a fund invested 90% in Atos stock and frozen for five years. In 2000, the plan was extended to encompass employees of German and Spanish subsidiaries. An extension of this scheme enables Group employees to purchase Atos Origin stock (or shares in a fund invested in Atos Origin stock, in accordance with the relevant local legislation) from time-to-time at a 20% discount in relation to the current market price. 24 countries took part in the first issue of stock under this scheme in 2002. Since 1998, 312,831 new shares have been issued in relation to these plans.

In 2006 the Company intends to propose a new corporate savings plan funded on Atos Origin share issued through a dedicated share capital increase with 20% discount and leverage scheme.



Operational review continued

Management stock purchase plan
The Company also intends to submit details of a new management incentive plan (MIP) for approval at the Annual General Meeting of shareholders in May 2006. The objective of the plan is to incentive senior managers and the Management Board of the Company to achieve financial performance targets that are closely aligned with the interests of external shareholders.

Approximately 600 managers will participate in the scheme, under the following terms:

- Each manager will be given the opportunity to purchase Atos Origin shares in 2006 and 2007 up to the value of one year's base salary. Those shares will be "locked up" for two years from the date of purchase.
- For each share purchased, managers will be granted one matching share, providing that they remain with the Group during the lock-up period.
- Managers will also be granted additional "performance" shares free of charge linked to specified performance criteria, the receipt of which will be based on achieving Group revenue and Group cash flow targets over two fiscal years from the grant date. One free performance share will be issued for each share purchased by the employee if the performance objectives are achieved in full (on target = 100%) over two years. One-and-a-half free performance shares will be issued if performance over performs the budget (or 100%) to reach the level 1. Two performance free shares will be issued if performance over performs the budget (or 100%) and the level 1 to reach the level 2.
- The free shares will be "locked up" for two years from the date of acquisition.
- The investment period for purchased shares will be two years and free shares will not be granted before two years from grant and will be locked up for two years after acquisition.

For the members of the Management Board, the scheme will have a similar structure but the purchase of shares will be up to two years' fixed salary. Board members will receive two free performance shares if the performance targets are achieved in full (on target = 100%) and four free performance shares if performance over performs the budget (or 100%) to reach the level 2, with no additional share issue between 100% and the level 2. Such free shares will be "locked up" for three or four years, resulting in a total investment period up to six years.

Stock options
It is the Group's policy to grant an annual issue of stock subscription options to senior and middle managers. During 2005, 1,200,400 new stock subscription options were granted, 280,688 stock subscription options were cancelled and 425,211 were exercised. At 31 December 2005, a total of 6,145,432 stock subscription options had been allotted to employees, representing approximately 9% of current common stock. Details of the allocations are set out in the investor information section later.

In accordance with the recommendation of the Remuneration Committee, the annual grant since 2005 corresponds to 1.75% of outstanding shares every year, with no more than 20% of such options being granted to the Management Board.

After the approval and implementation of the new employee and management incentive plans, the annual stock option grant should be reduced from 2007 from 1.75% to 1%.

Financial review

The financial figures for 2005 have been compared with the reported results of Atos Origin in 2004 restated under IFRS, in order to show the underlying earnings per share performance for shareholders.

Income statement

The Group reported a net income (Group share) of EUR 235 million for 2005, which represents a substantial increase of 108% compared with 2004. Net income (Group share) increased from 2.2% of Group revenues in 2004 to 4.3% in 2005.

(in EUR million)	FY 2005	% margin	FY 2004	% margin	% Growth
Operating margin	413.0	7.6%	383.3	7.3%	+8%
Other operating income – expenses	(25.2)		(163.1)		
Operating income	387.8	7.1%	220.2	4.2%	+76%
Net financial expense	(34.1)		(50.2)		
Tax charge	(108.1)		(48.4)		
Minority interests and associates	(10.2)		(8.3)		
Net income – Group share	**235.4**	**4.3%**	**113.3**	**2.2%**	**+108%**
Normalised net income – Group share (*)	**268.5**	**4.9%**	**236.9**	**4.5%**	**+13%**

(*) Defined hereafter

Operating margin

Operating margin represents the underlying operational performance of the on-going business and grew by 8% in the period, as described earlier.

Operating income

Other operating income/expenses relate to income/expenses that are unusual, abnormal or infrequent. Net expenses of EUR 25 million in 2005 mainly included a charge of EUR 56 million for reorganisation and rationalisation (EUR 48 million for staff and EUR 8 million for premises and data centres), impairment losses of EUR 45 million from a review of the fair value of long-term assets (corresponding to depreciation of goodwill on Mediterranean, South American and Middle Eastern countries) and a stock option expense of EUR 14 million, offset by EUR 40 million of net capital gains, mainly from the Nordic operations disposal, and a net release of EUR 46 million for balance sheet provisions no longer needed.

As a result, the operating income for 2005 reached EUR 388 million, an increase of +76% in comparison with last year. Operating income represented 7.1% of total revenues in 2005 compared with 4.2% last year.

Net financial expense

Net financial expense amounted to EUR 34 million in 2005, compared with EUR 50 million in the previous year, including a net cost of financial debt and non-operational financial costs. The net cost of financial debt was EUR 25 million, based on an average net debt of EUR 490 million during the period. The average cost of borrowing was 5.0% in 2005 with 5.5% in H1 and 4.4% in H2, compared with 5.5% in 2004. The reduction in average costs in H2 2005 was due to the more favourable terms of the new multi-currency revolving facility signed in May 2005. The net cost of financial debt was covered 17 times by operating margin, compared with a requirement for not less than four times cover under the terms of the new facility.

Non-operational financial costs were EUR 9 million. As a result of signing the new multi-currency revolving facility in May 2005, an exceptional cancellation charge of EUR 7 million was taken in H1 2005 relating to fees connected with the previous syndicated loan, which had been capitalised for the duration of that loan. The financial result also included EUR 7 million for depreciating a non-current financial asset and a EUR 3 million charge for discounting long-term provisions, partially offset by a credit of EUR 6 million relating to exchange rate variation and hedging.

Corporate tax

The tax charge for 2005 was EUR 108 million. The effective tax rate was 30.6% of pre-tax income, a limited increase compared with 28.5% in 2004. The 2005 charge is composed of EUR 48 million of income tax and EUR 60 million of deferred tax and the increase is due to:

- the profit mix between countries, some generating profit and others being non-profitable after restructuring costs; and
- the positive impact of merger restructuring action that only began taking effect in the second half of 2004.

There was minimal capital gains tax impact from the disposal of the Nordic business, and no material tax impact from stock options, impairment losses on long-term assets and depreciation of non-current financial assets.

Financial review continued

Minority interests

Minority interests included shareholdings held by joint venture partners and other associates of the Group in the operations of Atos Euronext Market Solutions (50%) and Atos Worldline Processing Services in Germany (42%).

Normalised net income

The Group share of net income before unusual, abnormal and infrequent items (net of tax) was EUR 269 million, an increase of 13% compared with 2004.

(in EUR million)	FY 2005	FY 2004
Net income – Group share	**235.4**	**113.3**
Restructuring and rationalisation	(56.5)	(148.7)
Net charge/release of provision	49.5	9.5
Capital gain (loss)	(13.5)	0.6
Other operating income (expenses) basis	(20.5)	(138.6)
Fee charge on syndicated loan	(7.4)	
Sum of unusual items taxable	(27.9)	(138.6)
Sum of unusual items net of tax	**(19.4)**	**(99.1)**
Other capital gain (loss) already net of tax	51.6	
Impairment losses on long-term assets	(44.5)	
Depreciation of non-current financial assets	(6.9)	
Stock options	(13.9)	(24.5)
Sum of other unusual items not taxable	**(13.7)**	**(24.5)**
Normalised net income – Group share	**268.5**	**236.9**

Earnings per share

(in EUR million)	FY 2005	% margin	FY 2004	% margin	% growth
Net income – Group share	**235.4**	**4.3%**	**113.3**	**2.2%**	**+108%**
Normalised net income – Group share	**268.5**	**4.9%**	**236.9**	**4.5%**	**+13%**
Weighted average number of shares	67,169,757		65,821,887		
Diluted weighted average number of shares (*)	67,636,614		66,392,262		
Basic EPS	**3.50**		**1.72**		**+104%**
Diluted EPS	**3.48**		**1.71**		**+104%**
Normalised basic EPS	**4.00**		**3.60**		**+11%**
Normalised diluted EPS	**3.97**		**3.57**		**+11%**

(*) With dilution impact

Based on a weighted average of 67,169,757 shares in issue during 2005, earnings per share (Group share) were EUR 3.50, an increase of 104% compared to 2004.

Based on a diluted weighted average of 67,636,614 shares in the period, earnings per share (Group share) were EUR 3.48, an increase of 104% compared to 2004.

Based on the normalised net income of EUR 269 million, earnings per share (Group share) were EUR 4.00, an increase of +11% compared to 2004.

Operational capital employed and return on capital employed (ROCE)

Operational capital employed is defined as assets and working capital requirement necessary for the normal operation of the business. It excludes goodwill and assets held for sale, which are linked to merger and acquisition operations. Since the acquisition of Sema Group, operational capital employed has represented between 13% and 14% of annual revenues. Operational capital employed was slightly higher in 2005 due to higher fixed assets as a result of large new outsourcing contracts and lower operational working capital requirement due to strong working capital management. Operational capital employed remained stable as a percentage of total Group revenues.

(in EUR million)	**31 December 2005**	31 December 2004
Intangible fixed assets excluding goodwill	74.9	30.9
Tangible fixed assets	323.5	232.7
Investments	33.9	31.0
Total fixed assets	432.3	294.6
Operational working capital requirement	66.7	135.4
Deferred tax	245.0	278.8
Working capital requirement	311.7	414.2
Operational capital employed excluding goodwill	**744.0**	**708.8**
Revenue	**5,459**	**5,249**
Capital employed as a percentage of revenue	**13.6%**	**13.5%**

Before the acquisition of Sema Group, the return on capital employed reached 37% in 2003. As a result of the successful Sema integration, the return on capital employed progressed from 17% on a pro forma combined basis in 2003, to 20% in 2004 and 40% in 2005, as shown in the table below:

(in EUR million)	**31 December 2005**	31 December 2004
Net income for the period	235.4	113.3
Add-back interest expense, net of tax	17.2	26.6
Add-back depreciation of goodwill	44.5	
Net income before interest expense and depreciation	**297.1**	**139.9**
Operational capital employed excluding goodwill	**744.0**	**708.8**
Return on capital employed	**39.9%**	**19.7%**



Financial review continued

Provisions

(in EUR million)	31 December 2005	31 December 2004	Change
Fair value adjustment		13.6	-13.6
Reorganisation	30.7	51.0	-20.3
Rationalisation	44.2	50.3	-6.1
Project commitments	65.8	100.3	-34.5
Litigation and contingencies	111.6	113.6	-2.0
Provisions	**252.4**	**328.8**	**-76.5**
Pensions	**477.8**	**514.7**	**-36.9**
Total	**730.2**	**843.5**	**-113.4**

The Group creates a provision when it has a legal, regulatory, contractual or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are made both in relation to routine operational liabilities, including contractual disputes, and as a result of transactions such as the merger with Origin in 2000 and the acquisitions of KPMG Consulting (2002) and Sema Group (2004). In the case of major business transactions, provisions arise from evaluating the fair market value of the assets and liabilities taken over, or as a result of making decisions to restructure staff or rationalise premises and data centres in future.

Provisions that are excess to requirements and were charged against the opening balance sheet of acquired companies were, prior to 2004, credited back to equity under matching principles, but are now released through the Income Statement as required under IFRS. However, such write-backs are shown in "Other operating income and expenses" and are not included as part of the Operating Margin reported by the Company. Routine operating provisions are charged to (and, where appropriate, released through) Operating Margin.

At the end of 2005, the Group had almost completed restructuring and rationalisation action related to past acquisitions. The balance of fair value, reorganisation and rationalisation provisions had fallen to a comparatively low level and the Group believes that most of the remaining reorganisation provisions will be released/utilised with cash payment in 2006. However, rationalisation provisions include provisions in connection with properties leased by acquired companies (KPMG and Sema), some of which contain dilapidation clauses requiring the Group to return premises to their original condition at termination. The Group will manage these situations to minimise such costs and does not expect to use the majority of these provisions in the immediate future.

Project commitment provisions include material provisions charged in the opening balance sheet of Sema Group for loss-making contracts undertaken by Sema Group prior to acquisition. The direct cash impact of these losses was EUR 42 million in 2005.

Contingency provisions of EUR 112 million include a number of long-term litigation issues, such as tax contingencies and social disputes amounting to EUR 66 million, guarantees given on disposals and other disputes with clients and suppliers, a substantial proportion of which were inherited from Sema. Again, the legal department will continue to manage these situations with a view to minimising the ultimate liability.

To the knowledge of the Company, there is no other litigation, arbitration or exceptional fact capable of having had in the recent past or in future a material effect on the financial situation, results, activity or capital of the Company or Group. For more information, please refer to the claims and litigation section under "Risk analysis".

The overall amount of provisions, excluding provisions for pensions, amounted to EUR 252 million at the end of 2005, representing 4.6% of revenues, equivalent to the percentage that the Group had at the end of December before the merger with Sema.
(For pension policy, pension risk management and pension provision movements please refer to the Human Resources, Internal Control and Financial Report sections of this document respectively).

Cash flow and net debt

The Group began the year with an opening net debt of EUR 492 million. The restated cash flow from operating activities increased by 27% and reached 9.4% of total revenues, compared with 7.7% in 2004. There was a further reduction in working capital of EUR 27 million during 2005 as a whole, after a sharp increase in the first half of the year arising from the transition and start-up phases on a number of new contracts and other negative seasonality factors, including annual bonus payments. The first half was compensated by a sharp improvement in the second half as new contracts came fully on-stream.

The Group generated a net cash flow of EUR 295 million from current operations during the period, representing 5.4% of total revenues, including EUR 42 million of negative impact linked to loss-making contracts inherited from Sema. Net debt at the end of December was therefore substantially reduced compared with the end of 2004, before financial investments and disposals. Including cash from disposals, net debt at 31 December 2005 fell to EUR 180 million, representing a gearing level of 9%, and giving a leverage ratio (net debt/OMDA) of 0.36.

(in EUR million)	**FY 2005**	FY 2004
Cash from operating activities restated (*)	515.8	402.8
Income tax paid	(29.2)	(55.1)
Change in working capital	27.4	95.7
Net cash from operating activities restated (*)	**514.1**	**443.4**
Capital expenditure	(230.1)	(140.1)
Disposals of intangible and tangible assets	11.0	37.4
Net cash from current operations	**295.0**	**340.7**
Reorganisation and rationalisation	(86.9)	(141.9)
Fair value adjustments	(12.0)	(14.6)
Other changes (**)	(11.4)	(67.0)
Net cash before financial investments	**184.7**	**117.2**
Financial investments	(31.1)	(520.8)
Disposals of financial assets	157.5	178.3
Net financial investments	**126.4**	**(342.5)**
Net cash flow	**311.1**	**(225.3)**
Opening net debt	**491.6**	**266.3**
Closing net debt	**180.5**	**491.6**

(*) Excluding reorganisation and restructuring, and fair value adjustments
(**) Other changes include common stock issues, dividends paid to minority shareholders of subsidiaries, translation differences, profit-sharing amounts payable to French employees transferred to debt and interests expenses paid.

Tax paid during the period has been separated from cash from operating activities and interest paid has been reclassified in the net cash from financing activities shown in the table above (Other changes).

The closing net debt includes the fair value of derivative instruments relating to the net debt components for EUR 6 million.

Change in working capital

Following a significant improvement in working capital during 2004, there was a further reduction in working capital of EUR 27 million in 2005. There was an increase of EUR 106 million during H1 2005. This resulted from negative seasonality factors, including annual bonus payments, and an increase in the number of days of sales outstanding (DSO) from 65 days in 2004 to 70 days at the end of H1 2005 due to a build-up of working capital during the start-up phase on a number of major new contracts. In the second half of 2005 there was a sharp improvement of EUR 133 million, mainly due to better collection of receivables, with a decrease in the DSO ratio from 70 days in H1 to 63 days in H2 2005.

Operational investments

Capital expenditure amounted to EUR 230 million in 2005, representing 4.2% of annual Group revenues, which is slightly higher than the medium-term 3% guidance range. This included EUR 57 million of hardware buy-back on German contracts that were initially financed through an operating lease in 2004, but subsequently through a finance lease. As a consequence, the off-balance sheet commitments for operating leases on IT equipment have been reduced from EUR 213 million at the end of 2004 to EUR 146 million at the end of 2005. The Group now expects capital expenditure to run between 3% to 3.5% of revenues, before specific investment on large contracts.

Reorganisation – rationalisation

Reorganisation and restructuring payments of EUR 87 million included EUR 70 million in connection with staff restructuring and EUR 17 million for other rationalisation. EUR 68 million was charged against existing provisions and EUR 19 million was recorded directly through the Income Statement. A further EUR 12 million was paid in respect of fair value provisions, mainly comprising payments made to terminate the liability in respect of excess software licence fees committed by Origin prior to acquisition in 2000.

Financial review continued

Other changes

Other changes include receipts from common stock issues (EUR 13 million) and positive translation differences (EUR 30 million), offset by financial interest paid (EUR 32 million), dividends paid to minority shareholders of subsidiaries (EUR 5 million), profit-sharing amounts payable to French employees accounted as debt (EUR 6 million) and the negative impact of IAS 32 and 39 on derivative instruments (EUR 11 million).

Financial investments

In 2005, new contracts such as E-Plus and Mundivia have been treated as business combinations and, as a consequence, have been classified under financial investments. Financial investments also included taking over minority interests. They were substantially offset by cash proceeds from the two Nordic disposals (PA-Konsult at the start of 2005 and the remainder of the Nordic business in July 2005).

Net debt evolution per quarter

Net debt evolution in 2005


(In EUR million)
492
518
363
291
180
Dec 2004
Mar 2005
Jun 2005
Sep 2005
Dec 2005

Net debt fell steadily during the year, from EUR 492 million at 31 December 2004 to EUR 180 million at 31 December 2005 representing a gearing level of 9% compared with 30% at 31 December 2004 and giving a leverage ratio (net debt / OMDA) of 0.36, compared with 1.13 at the end of 2004. The performance stemmed from a combination of good cash flow generation from operations, combined with disposal proceeds from the sale of non-core businesses, mainly the Nordic operations in June 2005.

(in EUR million)	**FY 2005**	FY 2004
Net debt (a)	**180**	492
Operating margin (b)	**413**	383
OMDA (c)	**499**	435
Shareholders equity (d)	**2,027**	1,635
Net debt/operating margin (a)/(b)	**0.44**	1.28
Net debt/OMDA (a)/(c)	**0.36**	1.13
Net debt/shareholders equity (a)/(d)	**9%**	30%

Two years after the merger with Sema, the Group reached a net debt level of EUR 180 million, well below the EUR 266 million net debt level just before the acquisition of Sema Group in January 2004, as shown in the chart below. The Group has also strongly improved its financial indicators with gearing decreasing from 46% at 31 December 2003 to 9% at 31 December 2005 and the leverage ratio declining from 0.77 in December 2003 to 0.36 in December 2005.

Net debt evolution in 2004 and 2005


(in EUR million)
266
698
492
180
Dec 2003
Jan 2004 combined
Dec 2004
Dec 2005

Financing policy

Atos Origin has established a strict financing policy established by the Group Audit Committee, with the objective to secure and optimise the Group's liquidity Management. Each decision regarding external financing is approved by the Management Board. Under this policy, all Group treasury activities, including cash management, short-term investments, hedging and foreign exchange transactions, as well as off-balance sheet financing through operating leases, are centrally managed through the Global Treasury department based in Geneva (Switzerland).

Financing structure

Atos Origin's policy is to cover fully its expected liquidity requirements by long-term committed loans or other appropriate long-term financial instruments. Terms and conditions of these loans include maturity and covenants leaving sufficient flexibility for the Group to finance its operations and expected developments.

In order to benefit from favourable market conditions, Atos Origin signed with a number of major financial institutions on 12 May 2005 a new cost efficient EUR 1.2 billion new multi-currency revolving facility with five years maturity and a two-year extension option, replacing the previous EUR 900 million syndicated loan.

In addition, Atos Origin implemented a securitisation programme in 2004 for a maximum amount of EUR 200 million, and on 7 October 2005 aligned the covenants on this programme with the more favourable terms of the new multi-currency revolving facility.

Financial review continued

Bank covenants

The Group is substantially within its borrowing covenants, with a consolidated leverage ratio (net debt divided by OMDA) of 0.36 at the end of December 2005. The consolidated leverage ratio may not be greater than 2.5 times under the new multi-currency revolving facility.

(in EUR million)	FY 2005	FY 2004	Covenants 2005
Operating margin	413.0	383.3	
Depreciation of fixed assets	153.0	146.9	
Operating net charge of provisions	(42.1)	(61.8)	
Operating net charge to depreciation of current assets	(7.2)	(16.4)	
Net charge of provisions for pensions	(17.6)	(16.5)	
OMDA	**499.1**	**435.5**	
Closing net debt	**180.5**	**491.6**	
Leverage ratio (net debt divided by OMDA)	**0.36**	**1.13**	**< 2.5**

The consolidated interest cover ratio (operating margin divided by the net cost of financial debt) was 17 times in 2005. It may not be less than four times throughout the term of the new multi-currency revolving facility.

(in EUR million)	FY 2005	FY 2004	Covenants 2005
Operating margin	**413.0**	**383.3**	
Net cost of financial debt	**(24.7)**	**(37.2)**	
Coverage of net cost of financial debt by operating margin	**16.7**	**10.3**	**> 4.0**

Investment policy

Atos Origin does not own office space or data processing centres and has entered in lease agreements with its landlords. Some fixed assets such as IT equipment and company cars may be financed through leases. The Global Treasury department determines and approves the type of financing for each new investment. In 2005 the Group significantly reduced its IT operating lease exposure from EUR 213 million to EUR 146 million.

Hedging policy

Atos Origin's objective is also to protect the Group against fluctuations in interest rates by swapping to fixed rate a portion of the existing floating-rate financial debt. Authorised derivative instruments used to hedge the debt are swap contracts, entered into with leading financial institutions and centrally managed by the Global Treasury Department.

Risk analysis

Business risks

The market

The demand for IT solutions and services is influenced by clients' demand, which in turn is affected by the general economic climate, market conditions in the related sectors, the economic cycle and technology developments. During a downturn, existing clients may cancel, reduce or postpone existing contracts and prospective clients may defer entering into new contracts. These potential adverse effects are mitigated by the broad-based spread of Atos Origin's contracts and services. More than 60% of Group revenues are generated under multi-year recurring revenue contracts.

Clients

The Group's top 30 clients generate more than 50% of total Group revenues. The five largest clients in 2005 represented 20% of the Group's total revenues and no single client generated more than 7% of total revenues. This represents only a very modest exposure since all of these clients are large national or multinational groups with a limited risk of insolvency.

Client relationship management is critical to ensure the proper delivery of services, the renewal of contracts and mitigation of the risks of early termination. In this respect, the Group has implemented detailed contract management processes and created a global account management function to oversee client accounts. Global account managers are responsible for the overall quality of services and relationships with global key clients.

The client selection process and risk analysis is fully integrated within the global risk assessment process throughout the life cycle of a project. Credit risks are assessed on an individual basis and, where appropriate, provision is made to take into account likely recovery problems.

Legal risks

The IT services provided to clients are to a large extent essential to clients' commercial activities and IT solutions often play a key role in the development of their business. Any inadequate implementation of sensitive IT systems or any deficiency in the execution of services, either related to delays or unsatisfactory level of services, may increase the risk of contract liability arising.

Systems integration frequently involves products designed and developed by third parties. Those products may be standard or may need to be adapted or specifically developed for customised requirements. Similarly, a client's special demands in terms of functionality may either disrupt the operation of third-party products or cause significant delays or implementation problems, which might result in termination of the contract or penalties being imposed on the Group.

The practice exists in the IT sector by which some contracts are concluded on a fixed-rate basis and some have a results-based formula. In the case of fixed-price contracts a price is negotiated regardless of the costs or difficulties inherent in the project. Extending work beyond the initial estimate may generate operating losses. These may sometimes be exacerbated by the existence of contractual penalties. In such situations, Atos Origin could be exposed to the risk of incurring significant unforeseen costs or penalties on execution of the contract.

The Group seeks to minimise such risks through a rigorous review processes at the bid stage. We have a specific process called Atos™ Rainbow under which contract bids are reviewed and through which we maintain a continuous risk register. The register is used as the basis for taking mitigating action where appropriate and following up on outstanding actions.

Suppliers

Atos Origin relies on a limited number of key suppliers in its business, notably with respect to software used in the design, implementation and running of IT systems. While there are alternative sources for most software and the Group has long-term licences and agreements with a range of qualified suppliers, the failure of such suppliers to continue producing innovative software, or the inability to renew agreements on acceptable terms, could have an adverse effect on Atos Origin's business.

Major risks with key IT suppliers are managed centrally by the Group Purchasing department. This department is responsible for relationships with suppliers, including their identification and selection, contract negotiation and the management and resolution of potential claims and litigations.

Partnerships and subcontractors

Atos Origin relies from time-to-time on partnerships and subcontractors to deliver services in specific contractual situations. The use of third parties is commonplace within the industry but represents a business risk that must be carefully managed by the Group. Partnerships may be formed or subcontractors may be used in areas where the Group does not have specific expertise necessary to fulfil the terms of a particular contract or requires such skills for a limited period of time only, or to comply with local legislation. All requests to enter into partnerships or use subcontractors are initiated locally by the bid team evaluating the proposal. In each case, such requests are reviewed and approved by the main country office initially, and thereafter by the risk management committee, which approves the contractual share of responsibilities and risks between Atos Origin and the third party.



Risk analysis continued

Technology and IT risks
IT system breakdowns could be critical both for the internal operations of the Group and for its clients' needs in relation to the services provided. The Group has implemented specific programmes and procedures to ensure the proper management of IT risks, covering security and back-up systems and effective insurance coverage.

IT production sites and data-centres are specifically subject to high level technical procedures covering physical and IT system access, energy supply breakdown or disruption, fire, regulation of extreme temperature change, data storage and back-up, contingency and disaster recovery plans.

Employees
Dependence on qualified personnel The success of Atos Origin depends largely on the skills, experience and performance of its staff and key members of its management teams. There is a high level of demand for qualified managers in the IT services markets. The loss of key management could have a detrimental effect on the delivery of services and the financial results of Atos Origin. The Group retains key management by providing challenging job content, exciting careers opportunities and by offering a competitive compensation package. It supports this programme through an efficient personnel organisation and by having a motivated human resources community.

Atos Origin carries out regular succession planning reviews and provides adequate back-up and planning to make certain that scarce skills can be replaced. This ensures, where appropriate, that there are training programmes in place to develop staff to take over key roles. Such training includes the regular rotation of jobs, including international assignments, and is an important element of the staff appraisal system.

Employee attrition The inability to recruit and retain an adequate number of qualified employees to satisfy demand, or the loss of a significant number of staff could have serious repercussions in terms of the Group's ability to secure and successfully deliver client contracts. In recent market conditions (2002 to 2004), voluntary staff turnover has been low and Atos Origin was forced to reduce staff numbers to match lower demand, particularly within Consulting and Systems Integration. As the market has recovered, staff turnover has risen modestly. Excessive staff turnover in future, or an inability to recruit new staff promptly, could hinder the Group's ability to fulfil its contractual obligations.

The human resources department has established specific programmes to attract and retain the best staff in each area of expertise, developing them through continuous training programmes, competitive performance rewards and by creating a culture and atmosphere in which staff are able to develop their careers. The Group is proposing to shareholders at the forthcoming Annual General Meeting that a new Management Incentive Plan and Employee Share Purchase Plan should be put in place to attract high quality recruits and retain staff. The scheme aims to encourage management and employees to purchase shares in the Company.

Business risk assessment and management
Atos Origin has a robust business risk management approach reinforced during the last two years, based on two essential processes.

Risk management system The Group operates a risk management system that facilitates the analysis and treatment of business risks throughout the life cycle of a project. This process is integrated with the control and approval process when entering into new contracts. The objective is to ensure that the Group only bids for projects that are capable of being delivered effectively and to provide an early warning system for any project that encounters problems or diverges from its original targets. Specifically, the risk management process:

- identifies potential exposures, including both technical and financial risks that could have an impact during the life cycle of the project,
- evaluates, both qualitatively and quantitatively, the significance and materiality of any such exposures,
- ensures that appropriate and cost-effective risk control or risk mitigation measures are taken to reduce the likelihood and impact of negative outcomes on the project, and
- manages residual exposure through a combination of external risk transfer instruments and internal contingency reserves in order to optimise the use of exposed capital.

Group Risk Management Committee A Group Risk Management Committee, established in 2004, meets monthly to review the most significant and challenging contracts. The committee is owned jointly by three Board members representing Finance, Managed Operations and Consulting and Systems Integration. Permanent members of the Committee include several vice presidents with responsibilities in risk management. In addition, local risk managers are invited to attend the reviews of contracts owned in their geographic area. Once a year, the Audit Committee reviews in detail all the major contracts at risk, which are followed up either by the service line or the Risk Management Committee.

Market risks
Liquidity risk, cash flow interest rate risk, currency risk, market value of financial instruments, price risk and credit risk are described within the Financial Report section in this document.

Insurance

The Group maintains a variety of insurance policies with reputable international companies, providing it with a level of insurance coverage considered adequate by Management. The total cost of the global insurance programmes in 2005 represented approximately 0.24% of total Group revenue.

The Group maintained largely the same insurance policies in 2005 as in previous years with the only significant change being in the level of professional indemnity insurance coverage, which was increased to EUR 140 million. The Group was able to negotiate the higher limit whilst maintaining similar prices to 2004 since it has a good claims history.

The Group purchases its most important global insurance programmes centrally at 1 January each year. The following main policies and coverage limits were renewed for 2005:

- Property damage and business Interruption (EUR 122 million)
- Professional Indemnity (EUR 140 million)

During the year, annual inspections of datacentres and other key sites were performed by property loss surveyors, who provided recommendations for loss prevention and control. In 2005, ten such site surveys were carried out. In addition to the above policies there were a variety of other general liability, employee and directors and officers policies maintained for adequate limits, given the risk exposure of the Group. The existing global insurance is considered sufficient to meet the needs of all anticipated contracts and Group risks.

In addition to the globally managed policies described above, various local policies are bought in accordance with local regulations or custom and practice. These include employers' liability insurance in the United Kingdom, workers compensation in the United States of America and employee travel policies in many countries.

Atos Origin's wholly-owned insurance company provides insurance for the first layer of the property and professional indemnity lines. It retains the first EUR 0.5 million of each property claim, subject to a EUR 2 million annual limit, and it retains the first EUR 10 million of claims on the professional indemnity policy. These limits of insurance are not considered material at Group level. Large international insurance companies provide cover for exposures that could have an impact at Group level. Deductible retentions are also used on all policies to keep insurance costs at acceptable levels and to motivate the operations to follow good risk management practice.

Claims and litigation

The Group continues to have a low level of litigation and claims. This has been achieved partly by self-insurance incentives, but also by the vigorous promotion of service quality and the creation of a fully dedicated Risk Management department in charge of monitoring contract bids and delivery, and providing early warning of potential issues and claims. All claims and potential claims are carefully monitored and managed at every stage. In the last year a number of the larger claims and litigation cases in the Group have been successfully resolved in Atos Origin's favour.

One material dispute was notified in late 2004 in the United Kingdom for alleged non-delivery of a systems integration service. As a consequence, the particular contract was terminated by the client. This matter has been taken to court by Atos Origin and Management has reliable opinions from external lawyers that there is a good defence to the claim and that the termination by the client was wrongful.

Most of the litigation inherited from Sema Group has been successfully resolved. There remain only a small number of material claims and litigation inherited from Sema Group, including one case in the United States. However, the vendor of Sema Group (Schlumberger) has provided representations and warranties covering these cases, including defence costs, in the Sale and Purchase agreement.

A number of other claims and litigation have been identified and reviewed and are being carefully managed. Management considers that it has made adequate provision against all these cases.

At 31 December 2005, provisions recorded by the Group to cover identified litigation and claims amounted to EUR 40 million. To the knowledge of the Company there are no other current or threatened claims, governmental procedures, arbitration or litigation procedures that have had, or are likely to have, a material impact on the profitability or financial status of the Company or the Group.

Country

Atos Origin operates in approximately 40 countries. Some countries are more exposed than others to political or economic risks that may affect the Group's business and profitability. A substantial proportion of Atos Origin's business is in Western Europe, which is comparatively stable, and the geographic diversity of the Group's operations limits the risks relating to any one country.

Material contracts

There is no material contract, other than contracts entered into in the ordinary course of business, to which the issuer or any member of the Group is a party, or entered into by any member of the Group which contains any provision under which any member of the Group has any obligation or entitlement which is material to the Group as at the date of the registration document.



Corporate social responsibility

Living our values

We are an international IT services provider, employing more than 47,000 people in 40 countries. Our activities and many of the services we provide are integral to people's lives.

We have a set of core values and behaviours that determine our culture – a multicultural, multidisciplined environment in which everyone is focused on helping clients deal with the rigours of modern business. The dynamic values that run throughout Atos Origin unify a diverse team of people and form the basis for our actions, our attitudes, our behaviour and ultimately our sustained success. They drive the way in which we interact with clients, alliance partners, suppliers, shareholders, communities, and with each other.

Customer dedication

We listen. We devote energy to understanding clients' needs and challenges and commit to solving them. It is an essential part of building trust, building relationships and building business.

Commitment to execute

We do what we say. We deliver results on time, on budget and to agreed quality standards.

Conviviality

We consider work a social place, with room for humour and warmth, not somewhere where you turn your personality off.

Entrepreneurship and team spirit

As a team, we share knowledge and think ahead to try to find new opportunities. We manage the present but plan for the future.

Profitability

We are sharply aware that everything we do impacts upon our profitability. Controlling expenditure might sound rather dull, but if we do it right, we have a secure foundation upon which to build a promising future.

Processes

The Group insists that all employees agree to abide by a Code of Ethics that prohibits all forms of illegal or immoral behaviour. The Code is monitored as part of the Group's corporate governance procedures and the detailed terms of the Code are set out in Corporate Governance later.

The Group monitors the standards adopted by its main suppliers and associates to ensure that their standards of behaviour match our own.

The Group abides by the terms of the Human Rights Act and we are committed to ensuring that all of our employees work in an environment where they are free from discrimination, intimidation or any other form of harassment.

We encourage our employees to help their local communities through volunteer work, raising donations for local projects and partnering humanitarian organisations. In 2004, many of our staff throughout the world contributed to projects, including:

Contributions

In partnership with a number of relief organisations, the Group has provided services that have enabled organisations such as the French Red Cross to collect credit and debit card contributions on behalf of a number of appeals including, for the eighth year in succession, the French Telethon event in December 2005.

In a number of countries, the Group encourages staff to give to charities of their choice through a Company contribution "matching" scheme, which also maximises tax relief and therefore adds to the amounts that are donated.

Right To Play

Atos Origin was able to link its role in providing IT services to the Olympic Games with its desire to support an internationally recognised non-governmental organisation that uses sport and play programmes to encourage the healthy, physical, social and emotional development of the world's most disadvantaged children. Atos Origin has made a global commitment to support this organisation and its aims by using sport and play to help build leadership, self-confidence, teamwork, conflict resolution, discipline, respect and fair play.

Right To Play is committed to improving the lives of children and their communities affected by conflict, poverty and disease by translating the best values of sport into opportunities to promote development, health and peace. The organisation evolved from the Olympic Aid programme to show support for people in war-torn countries and areas of distress at the time of the 1994 Olympic Winter Games in Lillehammer, Norway. Founded by four-time Olympic gold medallist, Johan Olav Koss, Right To Play trains international and local volunteers to implement its two programmes – SportWorks and SportHealth. The focus of SportWorks is child and community development. SportHealth harnesses the power of sport to provide health education and to encourage healthy lifestyle behaviours. It focuses in particular on the importance of vaccinations in preventing HIV/AIDS, tuberculosis and malaria.

Atos Origin is working to create a database to help Right To Play co-ordinate its volunteer training and resourcing activities. We are also committed to helping with specific projects undertaken by the organisation. It is important for us to raise awareness and understanding inside our organisation of the plight of the children in the most disadvantaged circumstances around the world.

The environment

Atos Origin recognises that respect for the environment is an important business concern and we are committed to operating in a way that maximises the preservation of the environment. The Supervisory Board is responsible for ensuring that the Group takes the necessary steps to maintain good standards of environmental management relevant in our businesses and that we meet, or exceed, all regulatory and legislative requirements.

We work with many of our clients to develop systems that are themselves environmentally beneficial. These include developing:

- Labelling systems – to guarantee food quality and prevent health risks.
- Transport systems – to plan journeys and minimise distribution or travel times.
- Monitoring systems – to optimise power generation and distribution.
- Document storage systems – to minimise paper use.

Atos Origin delivers IT services to clients in 40 countries worldwide. The services that we provide are mainly undertaken by professional staff working with computers in office premises and more than 93% of our activities are undertaken in Western Europe. Many of our staff members work at client premises. In comparison with some other industries, Atos Origin is not generally engaged in activities that are environmentally wasteful or seriously hazardous for its staff or the local communities in which it operates. Nevertheless, we have adopted procedures for dealing with environmental issues and these are set out in the paragraphs below.

Premises

The Group leases the majority of premises in which it operates. However, we seek to ensure that:

- Buildings do not contain asbestos or other potentially harmful construction components.
- The sites on which buildings have been constructed are free from contamination.
- The building services comply with regulatory and legislative requirements.
- Utility services are provided on a cost and environmentally efficient basis.

In a number of buildings occupied by the Group, lighting systems have been installed by one of our largest clients, Philips Electronics, using sophisticated sensor techniques to monitor light and temperature conditions. These are highly "use" and cost efficient.

Health and safety

The Group seeks to ensure that the premises in which it operates provide a healthy and safe environment in which staff can work.

- Every location has a health and safety officer and establishes policies and procedures that are appropriate to that environment, to assess and monitor risk situations.
- The safety of staircases, lifts and other hazardous areas must comply with safety laws.
- The Group pays particular attention to work areas and provides advice to employees on the ergonomics surrounding their computer equipment, to minimise body and eye strain.

Computer equipment and consumables

Atos Origin is committed to ensuring that redundant computer equipment is safely disposed of, or recycled:

- The Group seeks to ensure that redundant computer equipment is safely disposed of or recycled by reputable agents. Atos Origin leases a substantial proportion of the IT equipment that it uses but takes steps to ensure that the leasing companies that it works with adopt appropriate procedures for equipment disposal.
- The Group also ensures that peripheral equipment and consumables, such as ink cartridges and waste paper, are properly recycled or disposed of. Where possible, the Group seeks to reuse or refill these items.
- The Group makes strenuous attempts to minimise its use of paper and other consumable items. Atos Origin is extensively involved in providing services to its clients that are designed to minimise paper document printing and distribution. In the last two years, the Company has reduced by more than half the number of copies of its Annual Report that it prints each year. Investors, staff and clients are encouraged to download and read such information on-line.



Corporate social responsibility continued

Travelling

As a large international Group, it is necessary for many employees to visit clients and other internal operations on a regular basis. However:

- We seek to minimise the number and the cost of journeys made, as a basic principle of good financial management as well as for environmental reasons.
- We make provision for certain staff to work from home and thereby avoid unnecessary travel, where it is appropriate to do so. We encourage staff to cycle to work where appropriate.
- We encourage the use of audio or video conferencing wherever possible.

Further development

The Group is committed to further developing its environmental systems by:

- Implementing a phased programme of audit and ISO certification.
- Setting management targets to ensure continuous improvement.
- Implementing regular and consistent internal reporting procedures.
- Ensuring that external suppliers comply with internal standards.

Reporting

The Group does not report its water or electricity consumption, nor its waste levels, since it has no manufacturing operations and the amount of utility resources consumed is very small in relation to its overall cost base. Such costs are minimised as part of the Group's aggressive financial control of its business.

Corporate governance

Report by the Chairman of the Supervisory Board

Ladies and Gentlemen,

Pursuant to the last paragraph of article L 225-68 of the Commercial Code, please find hereafter our report on the conditions of preparation and organisation of the work of the Supervisory Board, including internal control procedures implemented by the Company.

Conditions of preparation and organisation of the work of the Supervisory Board

Atos Origin has a two-tier Supervisory and Management Board structure, which provides the necessary checks and balances to ensure that shareholders' interests are properly protected. Prior approval of the Supervisory Board is required for certain decisions as defined in articles 19.3 and 19.4 of the by-laws.

The Management Board

The Management Board is currently composed of the Chief Executive Officer and five other executives. Their biographies can be found below. The composition of the Management Board reflects a balanced range of business, financial, human resources, marketing and international experience which Atos Origin believes is essential for the continued success of a global IT services business. The Management Board is responsible for the general management of the Company's business and meets formally at least once a month, in addition to weekly follow-up conference calls and regular, close working relationships between its members on a day-to-day basis. In 2005, the Management Board met 28 times. It reports to the Supervisory Board on a quarterly basis and on a case-by-case basis, according to the needs of the operations and meets with the Supervisory Board once a year for a full-day meeting dedicated to strategy, budget and business plans.

The Management Board has broad powers to represent the Company in its dealings with third parties. Although each of the members of the Management Board has specific executive responsibilities, all of its members are collectively empowered to manage the Company's business. *In the case of split decisions, the Chairman of the Management Board has the casting vote.*

The Supervisory Board

The Supervisory Board is currently composed of eight members from various backgrounds, including both commercial and manufacturing operations, and financial institutions. Following the shareholders' meeting of 3 June 2005, Diethart Breipohl was appointed as a member of the Supervisory Board. At that time, Alain Le Corvec's mandate ended and was not proposed for renewal as a result of the disposal by Philips of part of its share stake in Atos Origin in December 2004. On 6 September 2005, Gerard Ruizendaal resigned from the Supervisory Board following the disposal by Philips of its remaining share stake in Atos Origin. On 16 December 2005, Vernon Sankey was appointed as a member of the Supervisory Board to replace Gerard Ruizendaal, this appointment being subject to the ratification of the next shareholders' meeting.

The Supervisory Board has written internal rules and responsibilities ("reglement interieur") that define the rules and responsibilities of the Supervisory Board and of its committees, which are described in more detail in this section. The Supervisory Board adheres to a Charter that is described in more detail later in this section. It delegates certain powers to the Management Board to ensure effective control of the Company. Its members are:

Name	Function	Age	Date of appointment	Committee member	Term of offices (3)	Number of shares held (4)
Didier Cherpitel (1)	Chairman	61	2004	(a),(b),(c),(d)	2009	1,000
Dominique Bazy (1)	Member	54	1997	(a)	2009	20
Diethart Breipohl (1) (2)	Member	66	2004		2009	10
Philippe Germond (1)	Member	48	2003	(b),(c)	2009	50
Jan P. Oosterveld (2)	Member	61	2004	(b),(c),(d)	2007	10
Vernon Sankey (1) (2)	Member	56	2005		2007	500
Michel Soublin (1)	Member	60	2004	(a)	2007	500
Jean-François Théodore	Member	59	2000	(b),(d)	2009	10

1) Independent director
2) Foreign (non-French) national
3) Annual General Meeting to approve the fiscal year financial statements
4) Each member of the Supervisory Board must hold at least ten shares

(a) Audit Committee
(b) Investment Committee
(c) Remuneration Committee
(d) Nomination Committee

Corporate governance continued

Members of the Supervisory Board

Didier Cherpitel was elected Chairman of the Supervisory Board in 2004. He is also Chairman of the Remuneration and Nomination committees and a member of the Board's Audit and Investment Committees. Didier Cherpitel is a director of the Red Cross Foundation, Medecins Sans Frontieres Foundation, Wendel Investissements and François Xavier Bagnoud Society.

Dominique Bazy joined the Supervisory Board of Atos in 1997 and is Chairman of the Audit Committee. He is currently Vice-Chairman of the Board of UBS Investments Bank (UK) and a director of Vinci.

Diethart Breipohl was elected Vice Chairman of the Supervisory Board in 2005. He is Chairman of the Supervisory Board of KM Europa Metal AG in Germany, a member of the Supervisory Boards of Allianz AG, Continental AG, and KarstadtQuelle AG in Germany, and AGF, Credit Lyonnais and Euler & Hermes in France.

Philippe Germond was elected as a member of the Supervisory Board in 2003 and is a member of its Remuneration and Investment Committees. He is also a director of Essilor and of Ecole Centrale de Paris.

Jan Oosterveld was elected as a member of the Supervisory Board in 2004. He is Chairman of the Investment Committee and a member of the Remuneration and Nomination committees. He is also member of the Board of Directors of Barco NV and Cookson Ltd. and a member of the Supervisory Board of Continental AG and Crucell NV.

Vernon Sankey was elected as a member of the Supervisory Board in December 2005. He is a Director of Pearson plc, Zurich Financial Services AG, Cofra AG (Switzerland), Taylor Woodrow plc, Vividas Group plc. He is also an advisory board member of Proudfoot UK, MCC Inc and Korn Ferry International and Chairman of the Board of Directors of Photo-me International plc and the Really Effective Development Company Ltd.

Michel Soublin was elected as a member of the Supervisory Board in 2004 and is a member of the Audit Committee. He is Financial Advisor of Schlumberger Ltd and a Director of Axalto NV.

Jean-Francois Théodore was elected as a member of the Supervisory Board in 2000 and is a member of its Investment and Nomination Committees. He is currently Chairman of the Management Board and Chief Executive Officer of Euronext, and chairman of the Supervisory Board of AtosEuronext Market Solutions Holding SAS.

The members of the Supervisory Board have a wide range of experience in terms of industrial, financial and general management, as a result of their background, education and executive positions held.

Independence of members of the Supervisory Board

The AFEP/MEDEF Bouton report of October 2003 defines a director as independent "when he/she has no relationship of any kind whatsoever with the corporation, its group or the management of either, that might colour his or her judgment". The Bouton report also defines the various criteria that determine whether a director may be deemed to be independent as follows:

- The director is not an employee or corporate officer (mandataire social) of the Company, nor an employee or director of its parent or of one of its consolidated subsidiaries, and has not been one during the previous five years.
- The director is not a corporate officer of a company in which the Company holds, either directly or indirectly, a directorship, or in which a directorship is held by an employee of the company designated as such or by a current or former (going back five years) corporate officer of the company.
- The director is none of the following (whether directly or indirectly) a customer, supplier, investment banker or commercial banker – in each case:
  - which is material for the company or its group, or
  - for which the company or its group represents a material proportion of the entity's activity
- The director does not have any close family ties with a corporate officer of the company.
- The director has not been an auditor of the company over the past five years (article L 822-12 of the French Commercial Code – formerly article L 225-225).
- The director has not been a director of the company for more than 12 years.

The above criteria have been reviewed by the Supervisory Board. On the above basis, six out of eight members of the Supervisory Board are deemed to be independent, namely Messrs Cherpitel, Bazy, Breipohl, Germond, Sankey and Soublin.

While the two other members do not meet all the independence criteria specified in the Bouton report, the Company believes that they are of sufficient stature and integrity as to ensure that their duties are carried out objectively and in the best interests of the Company and its shareholders.

Meetings

In accordance with the by-laws and internal rules, the Supervisory Board meets as frequently as necessary. A minimum of four meetings are held each year. During 2005, the Board met 11 times and received one written communication. The members' rate of attendance was 83%. To encourage members to participate at meetings, 50% of the directors' fees paid for participation in the Supervisory Board are based on their attendance at the four principal meetings of the year and, from 2005 onwards, the amount not distributed to non-attending members is shared among the participants of the other Supervisory Board meetings held during the year.

In order to carry out its functions effectively, the Supervisory Board receives regular and comprehensive information from the Management Board, in writing, on all significant matters relating to the operations of the Company. According to the importance of the topics, the Management Board communicates in writing and in a regular and timely manner, all such information that it believes should be brought to the attention of the Supervisory Board. This information may also be communicated, where appropriate, during conference calls with Supervisory Board members interested in a particular area.

During 2005 the Supervisory Board meetings dealt, inter alia, with the following subjects:

- A review and approval of the 2005 budget.
- Reviews of the quarterly trading results, forecasts and commercial prospects .
- A quarterly review of off-balance-sheet commitments and risks.
- A review of the 2004 and half-year 2005 accounts.
- Acquisition proposals.
- Divestments carried out during the year.
- Major outsourcing deals concluded during the year.
- The refinancing strategy of the Group (e.g. new syndicated loan in May 2005).
- Remuneration and retention schemes for Management Board and key personnel.
- Approval of the proposed new Management Investment Plan.

The Supervisory Board holds a one-day meeting each year dedicated to reviewing the strategy of the Group. This meeting is attended by Management Board members and discussions focus on the major IT business trends within each region and service line, and Group business plans. In 2005, this meeting focused specifically on the objectives of each region and service line and their related budgets. This full-day session will be repeated each year, as it already has been for the 2006 budget and strategy review on 2 February 2006.

In 2005 the Supervisory Board also conducted a self-assessment review of the work conduct and effectiveness of both the Supervisory Board and its committees, using a third party consultant. This review was very useful and triggered positive changes in the operating mode between the Supervisory Board and the Management Board.

The Supervisory Board has established the following four committees:

- The Audit Committee
- The Investment Committee
- The Remuneration Committee
- The Nomination Committee

Members of these committees are appointed by the Supervisory Board from among its members. The committees' terms of reference are specified in the Supervisory Board's internal rules and the committees act in a consultative capacity, reporting to the Supervisory Board. Their recommendations are discussed at length during the sessions, together with related documentation.

The Audit Committee

The Audit Committee is currently composed of Messrs Bazy (Chairman), Cherpitel and Soublin. The Committee meets at least four times a year, including two times in the presence of the independent auditors. The Committee met eight times in 2005 and the attendance rate of its members was 93%.

The Committee is responsible for ensuring that the accounting policies used to prepare the Parent Company and Group consolidated financial statements are appropriate and consistently applied, and for monitoring the proper implementation of internal controls. It also monitors the quality of information issued to shareholders and is kept informed of key risks, including major litigation and financial commitments. The Committee holds meetings with the Group Chief Financial Officer, the head of Global Finance, the Group General Counsel, internal auditors and the independent external auditors. Following the decision in 2004 to improve its supervision and review processes, in 2005 the Committee interviewed each of the regional financial officers and the regional internal auditors and held regular exchanges with the independent auditors without the presence of the management of the Company. These interviews will be repeated regularly.



Corporate governance continued

The Audit Committee receives copies of the quarterly Group financial reporting package. It is regularly informed of the Group's financial strategy and its implementation. It is informed on the terms and conditions of significant contracts (including the risk management aspect of such contracts). It also regularly reviews the status of the major existing contracts delivered under the risk management programmes The Committee examines the accounting and financial documents to be submitted to the Supervisory Board. It also meets with the independent auditors to discuss the conclusions of their work. In 2005, a specific session was held in addition to ordinary meetings, in order to review specific contracts engagements, major contracts risks and losses declared. This session will be repeated every year.

Topics reviewed by the Audit Committee during the year included:

- Recurring matters:
  - The statutory auditors' global audit plan.
  - The external audit fee budget.
  - Internal control audit plans and recommendations.
  - Provisions (including pension provisions), risks and undertakings.
  - Material claims and litigation (including tax audits).
  - Risk management reports for existing and new contracts
  - Implementation and updating of the delegation of authority and code of ethics.
- Specific matters:
  - The financing needs and strategy of the Group.
  - Implementation of the new IFRS and IAS regulations.
  - Introduction of the risk mapping process.
  - The delivery progress of recent major contracts.

The Investment Committee

The Investment Committee is currently composed of Messrs Oosterveld (Chairman), Cherpitel, Germond and Theodore. The Committee met three times during 2005 and a fourth meeting was held during a full Supervisory Board session. The attendance rate of its members was 71%.

The Committee is responsible for reviewing all proposed acquisitions, divestments and strategic developments that are likely to have a material impact on the Company's development and external growth. The Committee reviewed all divestment projects as well as the main contracts concluded during the year.

The Remuneration Committee

The Remuneration Committee is currently composed of Messrs Cherpitel (Chairman), Germond and Oosterveld. It meets at least once a year. During 2005, the Committee met five times and the attendance rate of its members was 93%. In 2005, the Remuneration Committee focused mainly on increasing motivation and achieving a better alignment of the remuneration of employees, management and members of the Management Board with the interests of shareholders.

The Committee is responsible for:

- Making recommendations to the Supervisory Board concerning the fixed and variable remuneration, pension benefits, benefits in kind and stock subscription or purchase options awarded to the Chairman of the Supervisory Board and members of the Management Board. These recommendations are made regularly at the end of each financial year, on the basis of the Group's financial statements.
- Determining the principal objectives to be included in the bonus scorecards of the Management Board for the coming financial year.
- Making recommendations to the Supervisory Board for employee share ownership plans and management incentive schemes.
- Making recommendations to the Supervisory Board for the amount of stock subscription or purchase options to be issued to Company employees.

Based on recommendations made in 2004 by the Remuneration Committee, it was decided that for 2004 and beyond, the following principles would be applied in determining the remuneration of the members of the Management Board:

- The remuneration package will be a combination of salary and stock options.
- Total salary includes:
  - 40% fixed salary
  - 40% variable annual bonus of which:

    80% will be based equally on two financial criteria (i.e. net income Group share and reduction in net debt)
    20% will be based on individual objectives.
    - The financial and individual objectives will be approved each year by the Supervisory Board.
    - Bonus may exceed 100% (on target), with a maximum cap of 150%.
  - 20% long-term incentive based on achieving a rolling two-year target linked to cash flow. Long-term incentive is triggered only if the two-year target is achieved at 100% minimum. Such incentive can exceed 100%, with a maximum of 200%. Long-term incentive will be paid in shares that are locked up for two years. If shares cannot be granted (because they require specific shareholder approval), payment will be made in cash as described later and the resulting shares will be locked up for two years.

- The number of stock options granted to the Management Board will not exceed 20% of the total number of stock options granted in an annual grant.

In 2005, the Remuneration Committee recommended an annual stock option grant amounting to 1,170,000 options (of which 1,165,400 were actually granted), including 235,000 options to the members of the Management Board and an extra grant of 35,000 options to new employees. This recommendation was as per the rules implemented by the Supervisory Board of an annual grant of 1.75% of outstanding share capital, in which 20% are allocated to the Management Board under a specific decision of the Supervisory Board and 80% are allocated to managers or employees under a specific decision of the Management Board and according to the following criteria: – high performing senior management, high potential individuals and individuals with critical skills and special achievements in the year.

In 2005, a full review of the remuneration package of Management Board members was made and a comprehensive package (including fixed and variable remuneration, long-term incentives, benefits and termination engagements) was approved, in order to harmonise diverse contractual situations among members of the Management Board that existed prior to the acquisitions of both Origin and Sema. Some elements of the new package will be reported at the next annual shareholders' meeting as "regulated agreements" in accordance with the terms of article L 225-90-1 of the French Commerce Code as revised by the law 2005-842 of 26 July 2005. Such elements include a 24-month termination payment (based on the last annual reference salary, the annual bonus target for the year in which termination occurs and the long-term incentive for the same year), due in case of termination without cause of a Management Board member's mandate, simultaneously with the termination of any existing paid mandate, employment contract or services contract which may exist with any Atos Origin subsidiaries. Such terms also include the principle of providing a pension at retirement equivalent up to 60% of final fixed salary at the date of retirement. However, specific terms for grant and implementation are not yet defined and further study shall be performed in 2006 in terms of feasibility, costs and financial impact and will be reviewed by the Remuneration Committee and by the Supervisory Board before implementation.

For the long-term incentive element of remuneration of the Management Board, it was decided that, pending a decision by shareholders to implement a share scheme (such as a free share scheme), the long-term incentive for 2004/2005 will be paid in cash and 50% of the resulting gross pay will be required to be reinvested in Atos Origin shares with a lock-up period of two years.

Arrangements for the implementation of an employee and management share purchase plan including incentives based on shareholder value criteria, as presented in the Human Resources review section of this document, were approved by the Supervisory Board. The management incentive plan will be submitted to the shareholders for approval at the next Annual General Meeting.

The Nomination Committee

The Nomination Committee is currently composed of Messrs. Cherpitel (Chairman), Oosterveld and Theodore. The Committee is responsible for recommending suitable candidates for appointment to the Supervisory Board should any vacancy arise. The Committee met twice in 2005 (for the appointments of Messrs Breipohl and Sankey) and the attendance rate of its members was 83%.

Internal control

Internal control procedures

Introduction: Internal control objectives

Internal control procedures include rules, procedures and processes implemented throughout the Group. They form part of a broader framework constituting the internal control system. Within Atos Origin, internal control procedures are intended to ensure:

- The effective management and monitoring of operations.
- The preparation of reliable financial information.
- The compliance with applicable laws and regulations.

One of the objectives of internal control procedures is to prevent and control risks of error and fraud, in particular in the accounting and financial areas. As for any internal control system, this mechanism can only provide reasonable assurance and in no event gives an absolute guarantee against these risks.

Organisation of internal control

Over recent years, the Group has grown through mergers and acquisitions (Origin, KPMG Consulting, Sema Group) or as a result of clients outsourcing to Atos Origin the management of their computing operations (Euronext, KPN, KarstadtQuelle etc.). During the last five years, the Group's revenues have increased from just over EUR 1 billion to more than EUR 5 billion. The number of employees has increased from 10,000 to more than 47,000.



Corporate governance continued

In order to maintain satisfactory control, Atos Origin has chosen to operate a decentralised organisation structured on three levels – corporate, regional divisions and subsidiaries. Corporate management issues Group internal control procedures and policies to establish the rules applicable to the Group as a whole as well as limitations of powers. These instructions are implemented within the subsidiaries incorporating more detailed local procedures. In order to ensure consistency in the local implementation of Group policies, managers in charge of corporate support functions in each region (Finance, Human Resources, Legal, IT) regularly review procedures through their functional reporting line.

The main bodies involved in the implementation of internal control procedures at Atos Origin are as follows:

Supervisory Board and Audit Committee
As defined in the previous section, the Supervisory Board has prepared corporate governance rules detailing the Board's role and the responsibility of its four committees. Those committees play a key role in the internal control system through their review and monitoring duties in a number of areas. The Audit Committee, in particular, monitors the content and the implementation of internal control procedures used to ensure the reliability and accuracy of financial information.

Management Board
As defined in the previous section, the Management Board is responsible for the general management of the Company's business and, as part of its role, defines in detail and implements the system of internal control. Management at different levels is responsible for monitoring the process within their respective areas of responsibility.

Global functions
Global Finance receives financial information prepared by the subsidiaries, conducts regular checks and is responsible for the production of the Group's consolidated financial information. Global Finance responsibility includes among others, controlling (including consolidation and financial reporting), internal IT, purchasing, treasury and tax.

Global Human Resources manages people-related information and ensures the relevant level of skills and experience for each management position. Global HR responsibility includes among others: bonus score-card management, appraisals, HR reviews, training.

Global Legal participates in the Group internal control by ensuring the design and the proper implementation of corporate and legal business governance and Group insurance, among others: delegation of authorities and Code of Ethics.

Each global function is responsible for the preparation and issue of the Group internal control policies and procedures concerning the processing of financial information. Policies and procedures are then implemented locally.

Global service lines
Global service lines are responsible for co-ordinating the internal control processes relating to risks in projects. Risk managers and technical directors are located in the regional divisions and subsidiaries to deploy and support project monitoring and risk management processes.

Internal Audit
Internal Audit carries out reviews to ensure that the internal control procedures are properly applied and supports the development of internal control procedures. The Internal Audit Department also defines, in partnership with operational management, action plans for continuously improving internal control processes.

Internal Audit operating principles are defined in the Group Internal Audit Charter, which has been validated by the Audit Committee. The Audit Committee also receives regular reports on the Internal Audit work plan, objectives and findings. The Internal Audit Department liaises with the Statutory Auditors and ensures that the programmes are complementary.

Statutory Auditors
The Statutory Auditors review and certify the financial information produced by the Company. The Statutory Auditors also attend the meetings of the Audit Committee. As part of their regular audit, the Statutory Auditors review the internal control procedures concerning the preparation of the financial statements and, where appropriate, submit their observations to the Group's Management.

Presentation of the main internal control procedures

- **Main internal control procedures designed to ensure an effective management and monitoring of operations**

Financial monitoring procedure
The Group has set up an operational monitoring procedure based on the monthly financial reporting and placed under the authority of the Finance Division. Based on the reported data, operational review meetings are held each month at all levels of the Company. These regular meetings are based on the monitoring of key performance indicators in order to make the Group as responsive as possible to market changes.

Bid procedure

To manage its commercial processes, the Company has developed a supporting set of procedures and tools called Atos Rainbow. Rainbow provides a formal and standard approach to bid management, balancing sales opportunities and risk management for all types of opportunities, as well as continuous guidance and control for the decision-making process. Rainbow is the means by which Atos Origin's management is involved in controlling and guiding the acquisition of the Company's main contracts. Above specific thresholds and criteria Rainbow reviews are performed at Management Board level.

Co-ordination and implementation of the Rainbow process throughout the Group is ensured by Global Finance. Global Service Lines and Global Functions are closely involved in this process and review all commercial bids that exceed certain thresholds. In 2005, Rainbow has been updated in order to take into account the evolution of the Group's business environment, and in particular the increasing size and complexity of commercial opportunities.

Group compensation policy

The management of human resources is critical in a service-based, people business. The Human Resources Department has defined a number of policies and procedures for managing the remuneration of the Group's key executives. The Human Resources Department has also established a policy defining the objectives and the incentive structure for key managers in the Group. The purpose of the policy is to ensure that objectives and remuneration policies are applied consistently throughout the Group.

Delegation of authority

Atos Origin has defined procedures applicable throughout the Group setting out the authorisation of officers of subsidiaries to incur legal commitments on behalf of the Group with clients, suppliers and other third parties. This policy is rolled-out under the supervision of the Group Legal department. Specific monitoring procedures and authorisation rules have been prepared by the Corporate Finance Department in order to track and control the Group's exposure to financial risks (in particular in respect of performance guarantees, foreign exchange and interest rate risks).

Investments, purchasing, financing

All operational investments exceeding a certain amount are reviewed and approved at corporate level by an Investment Committee. This procedure covers all aspects of investing and purchasing, including the financing associated. The procedure has been reviewed in 2005.

- **Main internal control procedures designed to ensure a full compliance with laws and regulations**

Code of Ethics

Atos Origin pays particular attention to compliance with ethical rules in connection with the conduct of its operations. A code of ethics setting out the principles applicable to conflicts of interest, insider trading and business ethics has been prepared and adopted by the Management Board (see specific section on Code of Ethics).

A procedure has been developed to distribute this Code of Ethics to the executives of each of the Group's units and to ensure that they comply with the Code. This process is monitored by Corporate Management and the Audit Committee. The purpose of this procedure is to ensure that all persons entrusted with responsibilities are aware of the Group's standards in terms of integrity and legal compliance and agree in writing to abide by these principles.

Operational responsibility

The Group has determined that, in the event of a dispute involving a subsidiary, the cost of any settlement must be borne by the operational unit concerned, with a corresponding reduction of its financial performance. This rule is intended to raise the awareness of operational managers, whose evaluation is partly linked to the achievement of financial targets.

Group contractual standards

Finally, in order to reduce its exposure to contractual legal risks, Atos Origin has also defined a number of principles for the drafting of contracts with clients, any departure from these principles being subject to a specific approval procedure.

- **Main internal control procedures designed to ensure reliable financial information**

Procedures and tools for the preparation of financial data in subsidiaries

Global Finance has drawn up a number of Group policies to control the way in which financial information is processed in the subsidiaries. These policies have been discussed with the Statutory Auditors and include the following main elements:

Financial Accounting policies include a Group reporting and accounting principles handbook applicable to the preparation of financial information. The handbook sets out how financial information must be prepared, with common presentation and valuation standards.
It also specifies the accounting principles to be implemented by Atos Origin entities in order to prepare budget, forecast and actual financial reporting required for Group consolidation purposes. In 2005, Group reporting definitions and internal guidelines for IFRS have been updated. A Director of Policies and Directives has been hired to develop Group policies, reporting and accounting definitions.



Corporate governance continued

Treasury and cash management policies include policies for investment, guarantees, foreign exchange exposure, bank relationships and financing. The cash management function is centralised. Any transfer of cash not directly related to operations must be approved by the Global Treasury.

Training and communication

Training and information sessions are organised regularly in order to circulate these policies and procedures within the Group. In 2005, the Group pursued an intensive IFRS training programme providing guidelines on local application. An "IFRS certification" programme has been set up for the Group's financial population. A dedicated intranet site is accessible to all accounting staff, which facilitates the sharing of knowledge and issues raised by members of the Atos Origin financial community. In 2006, it is planned to continue this certification programme and to request key managers, especially from the finance area, to obtain internal certification on additional topics such as bid management or internal control.

Representation letters

During the annual and half-year accounts preparation, the management and financial head of each subsidiary is required to certify in writing that they have complied with the Group's accounting rules and policies and that, to the best of their knowledge, there is, within their scope of consolidation, no major deficiency in the control systems in place within their respective subsidiary.

Co-ordination with Statutory Auditors

In order to prepare annual closing and to anticipate significant closing issue, Statutory Auditors perform "early warning reviews" within the subsidiaries before year end. Results of these preliminary reviews are shared with the management and reported to Corporate.

Monitoring of the process

The "Executive Finance Committee", that includes regional CFOs and the Head of Global Finance, meets on a monthly basis and is in charge of the overall monitoring of the process of preparation of the financial information. Significant accounting issues, as well as potential internal control deficiencies, are reported to the Committee, which decides on the appropriate corrective actions to be carried out.

- **Procedures for the reporting of information to, and consolidation by, the Finance Division**

The reporting of the budget, forecast and financial information by subsidiaries is carried out in a standard format and within a timetable defined by formal instructions and procedures. If necessary, pre-consolidation meetings are held in some entities to address organisational or accounting issues and to smooth the consolidation process. Financial Reporting is subject to a detailed review by a corporate control function. Financial information is reported monthly through the controlling channel (for operational reviews) and quarterly through the statutory accounting channel. Such information packages are checked by separate teams and thereafter reconciled.

Each subsidiary reports its financial statements on a stand-alone basis and they are then consolidated at Group level. There is no intermediary consolidation level and all accounting entries linked to the consolidation remain under the direct control of Global Finance. Off balance sheet commitments are reported as part of the mainstream financial information and are examined by Global Finance. In addition, functional reviews are performed by the Group support functions on significant matters relating to financial reporting, such as:

- Review of tax issues by the Tax Department.
- Review of pensions by the Finance and HR Departments.
- Review of litigation by the Legal Department.
- Review of off balance sheet items by the Treasury department.

Supervision of the IFRS implementation process

As mentioned in the section related to IFRS, the Group completed the last stage of this process (deployment and implementation of IFRS transition) before 31 December 2004 (See 'Transition to the International Financial Reporting Standards'). In 2005, the half-year report was the first complete set of consolidated financial statements prepared according with the IFRS accounting and valuation principles. An IFRS taskforce and knowledge centre has been implemented at corporate level and is fully available to assist and support local operations if necessary.

Internal audit procedures

The review of the internal control procedures linked to the processing of financial information is a major component of the reviews conducted by the Internal Audit Department. The Internal Audit Department works together with Global Finance to identify the main risks and to focus its work plan as effectively as possible to control such risks.

Since 2004, the Internal Audit Department co-ordinates an ongoing self-assessment process designed to help local management evaluate and improve continuously their internal control for financial reporting. This process is supported by internal audit routine reviews, conducted locally, to review internal controls, verify assessments and follow-up corrective actions. The Internal Audit Department has developed a methodology for such reviews, which has been examined by Statutory Auditors.

Recommendations and observations raised by Internal Audit as part of the reviews conducted are strictly followed up. Quarterly conference calls are held with key Finance managers to discuss progress of implementation and results are reported to the Audit Committee.

The Internal Audit Department works in close contact with Statutory Auditors in order to co-ordinate projects and issues to be covered.

Outlook and related new procedures to be implemented
In 2006, the Group will continue to improve its internal control system. Developments are planned in the following areas:

Human Resources
As we strive to increase our global reach, Atos Origin recognises that the deployment of effective Human Resources processes and controls is key to the ongoing success of the Company. The priority for 2006 will be the definition and implementation of the talents identification process and the design and implementation of a succession-planning tool for senior management. As a first step, the Management Board, in co-ordination with Global HR, will review the senior management population in order to prepare and implement appropriate development plans. Other key populations will also be reviewed in order to deploy succession plans at all levels in the organisation.

More generally, key Human Resources processes will be analysed in 2006 to identify the critical internal controls to be implemented throughout the Group and define an internal control framework for Human Resources. Based on this framework, a self-assessment questionnaire will be circulated to HR Managers for them to evaluate their organisation and define improvement plans where necessary.

Contract and project monitoring
Contract and project monitoring will be further reinforced in 2006 with a stronger involvement and empowerment of the global service lines *and corporate finance teams. A contract risk management procedure will be established to define more precisely the escalation rules* applicable to contracts at risk.

Internal Audit
The Internal Audit department will pursue the internal review programme initiated in 2005. In line with the planned development of the internal control system of the Group, Internal Audit plans to increase its focus on HR processes and on control of projects and contracts at risk. In parallel with the continuation of the self-assessment process on financial internal controls, the Internal Audit team will also be reinforced to increase control and verification of financial information.

Enterprise Risk Management
A risk mapping exercise has been carried out in 2005 with the objective of identifying key enterprise risks. Based on this initial work, the newly created Enterprise Risk Management function will collaborate with global service lines and other global functions to improve internal control procedures and mitigate key risks identified in the risk mapping.

Self assessment of the Supervisory Board
During the year, the Supervisory Board held a self-assessment session with the assistance of an outside consultant dedicated to reviewing the work conduct and effectiveness of the Board and its committees. The criteria discussed covered both the process and format of the meetings and the contents of decisions.

The conclusion was that, over the last year, the performance and efficiency of the Supervisory Board had improved substantially, as well as its working relationship with the Group Chief Executive, Group Chief Financial Officer and other members of the Management Board. The objective of the Supervisory Board is to continue building close working relationships with all the members of the Management Board and key members of the management team to help protect the sustainability of the Group's performances through its supervision.

Based on this assessment, several improvements have been suggested and implemented:

- Regular presentations of specific business lines and business niches will be organised at Supervisory Board meetings as an education and information tool.
- The composition of the Supervisory Board's committees will be reviewed in the light of recent changes in the composition of the Supervisory Board.
- The draft minutes of committee meetings will be circulated promptly, both to Committee members and to all members of the Supervisory Board.
- Supervisory Board members will be regularly updated on additional information regarding shareholders' and investors' feedback and analyses.

Moreover, Supervisory Board members indicated their wish to be more exposed to the international activities of the Group through specific presentations and on-site visits, and to focus more on reviews of people and talents within the Group in order to encourage succession planning and the emergence of talent within the Group.

Conclusion
Based on the above, we have no other observation with regard to internal control and procedures implemented by the Company.

Corporate governance continued

Auditors' report prepared in accordance with the last paragraph of Article L. 225-235 of the French Commercial Code on the report prepared by the Chairman of the Supervisory Board of Atos Origin with respect to the internal control procedures for the preparation and treatment of financial and accounting information

Year ended 31 December 2005

Dear Shareholders,

In our capacity as statutory auditors of Atos Origin and in accordance with the last paragraph of Article L. 225-235 of the French Commercial Code, we hereby report to you on the report prepared by the Chairman of your Company, in accordance with Article L. 225-68 of the French Commercial Code for the year ended 31 December 2005.

In this report, the Chairman reports on the conditions and organisation of the Supervisory Board's procedures and the internal control procedures implemented by the Company.

It is our responsibility to report to you our observations on the information set out in the Chairman's report on the internal control procedures relating to the preparation and treatment of financial and accounting information.

We conducted our review in accordance with professional standards applicable in France. These standards require that we plan and perform our procedures to assess the fairness of the information set forth in the Chairman's report on the internal control procedures relating to the preparation and treatment of the financial and accounting information. These procedures mainly consisted in the following:

- obtaining an understanding of the objectives and general organisation of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the Chairman's report;
- familiarising ourselves with the procedures carried out underlying the information given in the report.

On the basis of these procedures, we have no comment to make on the description of the Company's internal control procedures relating to the preparation and treatment of financial and accounting information, set forth in the report of the Chairman of the Supervisory Board, prepared in accordance with Article L. 225-68 of the French Commercial Code.

This is a free translation of the original French text for information purposes only.

Neuilly-sur-Seine et Paris, 7 March 2006

The auditors

Grant Thornton French member of Grant Thornton International
Daniel Kurkdjian
Vincent Papazian

Deloitte & Associés
Jean-Paul Picard
Jean-Marc Lumet

Codes and charts

Code of Ethics

Atos Origin is committed to conducting its business in an ethical manner. Accordingly, it has issued a Code of Ethics to all employees, requiring them to act honestly, fairly and with integrity in their day-to-day work and in accordance with the legal framework in force in each country where Atos Origin is conducting business.

All members of the Management Board, senior managers and key employees (approximately 1,200 staff in total) are required to disclose in writing to the Company any shareholding or financial interest in the affairs of its suppliers, associates or competitors. The aim of this policy is to avoid conflicts of interest and to protect the Group and its management. All management and key personnel are required to accept the Code of Ethics in writing. In 2005 this disclosure process was launched in December. The results will be reported to the Supervisory Board during the first quarter of 2006.

Conflicts of interest

The Code of Ethics is designed to prevent employees (or members of their family) from benefiting indirectly from transactions or associations with third parties.

Bribery and corruption

Atos Origin will not tolerate any form of bribery or corruption. Bribery is defined as the giving of money or some other form of benefit in order to obtain a commercial advantage. Corruption occurs where a dishonest or illegal practice undermines Atos Origin's business integrity or its assets.

General business integrity

The basic principles of Atos Origin's ethical business policy are that:

- All Atos Origin employees should be treated equally on the basis of their merits and qualifications, regardless of race, nationality, sex, age, handicap or any other distinctive trait.
- All Atos Origin employees should abide by the laws and regulations of the countries in which the Group operates.
- No employee should improperly influence a political candidate, elected official or government official in the exercise of his/her functions.
- No employee should take part in an agreement that could contravene the applicable laws and regulations concerning anti-competitive practices.

Insider trading code

The unauthorised use or publication of inside or confidential information can distort the market for Atos Origin securities. Accordingly, in order to ensure that there is a fair and open market in Atos Origin securities, the Company's policy is to publish material information to investors and shareholders regarding its activities immediately it becomes known and under conditions that are equal for all. The Company requires all senior managers, or employees having access to critical information ("relevant employees") to follow insider trading rules and regulations.

Inside information

Inside information is classified as information having an impact on a decision of whether to buy, sell or retain any Atos Origin securities, therefore distorting the market. The unauthorised use or communication of inside information is strictly prohibited and constitutes a legal offence. Such offences are liable to criminal, regulatory (Autorité des Marchés Financiers, French Exchange Commission) and civil sanctions. Accordingly, no employee may discuss or divulge any inside information to third parties or deal in Atos Origin securities when he/she is in possession of any inside information.

Dealings during closed periods

"Relevant employees" may not deal in Atos Origin securities, whether directly or indirectly, during any "closed period", which is defined as six weeks prior to the publication of Atos Origin's annual and half-year financial statements and four weeks prior to publication of Atos Origin's first and third quarter revenues.

"Relevant employees" include (i) all directors and/or officers and/or managers of companies within the Atos Origin Group and their direct subordinates and assistants who have access to inside information; (ii) any key employee specifically designated as such by the Management Board to sign the Code of Ethics; and (iii) any employee who is likely to be in possession of unpublished price-sensitive information concerning Atos Origin SA and its subsidiaries. The above limitation on dealing in Atos Origin securities does not apply to the exercise by employees of stock options or warrants granted by Atos Origin in the course of their employment. The limitation does apply however to the sale of resulting shares.

Dealings in Atos Origin options

Employees are forbidden to negotiate any protection against fluctuations in the potential capital gain to be obtained from Atos Origin stock options or warrants granted by Atos Origin to an individual in the course of their employment (whether through a call, a put or otherwise).



Corporate governance continued

Clearance to deal
Even outside closed periods, relevant employees may not deal in Atos Origin securities, whether directly or indirectly, without obtaining the prior approval of the Chairman of the Management Board. This does not apply to the exercise by employees of stock options or warrants granted by Atos Origin in the course of their employment.

Charter of Supervisory Board members
The Supervisory Board has approved the text of a Charter which summarises the mission and obligations of each Supervisory Board member, covering in particular the following points: Company interests, attendance, diligence, fairness, independence, confidentiality, trading in the Company's shares, conflicts of interest, information of members.

Election to office
Before accepting their mandate, each Board member must declare that they have understood the requirements of their position, the applicable laws and regulations, the by-laws of the Company, the internal regulations of the Board and this charter. Each Board member must own in their own name at least ten nominee shares and, if they do not own such shares at appointment, they must acquire them within three months of their date of appointment.

Defending the interests of the Company
Each Board member must act at all times in the interest of the shareholders and of the Company.

Conflicts of interest
The Atos Origin "Code of Ethics" prohibits any Board or staff member from having a conflict of interest between their personal and corporate responsibilities. Board members must inform the Board and the Company immediately they become aware of any actual or potential conflict of interest. The Board member must then participate in a review of that conflict by the Board as a whole, but must abstain from taking part in any vote taken on the subject.

Attendance – Diligence
By accepting their mandate, each Board member agrees to spend the necessary amount of time and care in performing their duties and must comply with legal regulations applying to the number of director mandates. Except in unavoidable circumstances, each Board member must attend all Board meetings and the meetings of all Board committees to which they belong. Each Board member agrees to resign upon the request of the Board if the Board considers that they are no longer in a position to comply with their duties.

Fairness
Each Board member must behave fairly towards the Company. They must not in any way cause damage to the Company or to any other entity within the Atos Origin Group. They must also inform the Board of any third party action or involvement of which they are aware, which may cause damage to the Company.

No Board member may take a position or financial interest in an entity or business which is in competition with the Company without informing the Board prior to accepting such position or interest and explaining to the Board how such position or interest would be compatible with the Company's interests. In the event that the Board concludes such position or financial interest is incompatible with the Board member's role in Atos Origin, they must agree to relinquish that role or divest their financial interest immediately.

Independence
Each Board member agrees in all circumstances to represent the interests of the shareholders of Atos Origin by applying independent judgment in their decision-making and rejecting partisan pressure of any kind, whatever its source. Each Board member agrees not to seek or accept from the Company or from any of its affiliates, whether directly or indirectly, any personal advantage that may hinder their independence of judgment.

Confidentiality
Each Board member must keep strictly confidential any information that has not been publicly disclosed of which they have been informed or become aware during their mandate, as well as the contents of discussions and votes of the Board and of its committees. No Board member may comment on or disclose Company information to a third party, especially to newspapers and news agencies, without the prior agreement of the Chairman of the Board.

Inside information and trading in the Company's shares
Board members may not trade in the Company's shares other than within the limits of the "insider trading and confidential information" rules established by the Company. The Company prohibits trading in its shares especially during closed periods prior to the announcement of its annual and half-year results and quarterly revenue performance. Board members must inform the Company of any dealings in the shares of the Company within five days of executing the transactions, in order that the Company may comply with its relevant filing requirements, notably to the French stock exchange regulatory authority – the Autorité des Marchés Financiers.

Information of Board members
The internal regulations of the Board define the timing and manner by which Board members will be provided with information prior to a meeting. Unless exceptional circumstances or confidentiality requirements prevent such distribution, the members of the Supervisory Board will be provided with sufficient documentation and analysis of all projects and other agenda items that are scheduled to be discussed adequately in advance of its meetings. Each Board member must carefully review the information sent to them in order to be able to intervene as appropriate when such information is considered by the Board.

If a Board member considers that he or she has not received full and adequate information on a subject before being given the opportunity to vote, they must immediately inform the Board and request the information or documents necessary.

Directors' remuneration and interests

Directors' remuneration

Total remuneration of the members of the Atos Origin Management Board and Supervisory Board in 2005 was EUR 13.0 million, including EUR 0.3 million in directors' fees.

The summary below presents information on total gross remuneration before taxes of the members of the Management Board relating to 2005 (basic salaries, bonuses on a provisional basis, long-term incentives on a provisional basis, fringe benefits and director's fees) determined by the Supervisory Board on 14 March 2005 and approved by the Supervisory Board on 7 March 2006.

(In EUR)	2005 Total	2005 Salary	2005 Bonus (a)	2005 Long-term incentive (b)	2005 Fringe benefits (c)	2005 Directors fees	2004 Total	2005 Cash payment (d)	2004 Cash payment (d)
Management Board									
B. Bourigeaud	2,881,576	804,000	1,152,000	800,000	125,576	–	2,428,775	2,008,936	1,853,415
X. Flinois	1,733,836	477,197	684,000	475,000	97,639	–	1,154,459	1,215,706	941,638
E. Guilhou	1,586,630	465,000	669,600	445,000	7,030	–	1,005,443	1,025,443	684,723
D. Illien	1,638,359	475,000	684,000	475,000	4,359	–	1,120,237	1,120,237	812,367
W. Kieboom	1,814,278	475,000	684,000	475,000	180,278	–	1,366,064	1,296,148	991,594
G. Linari	1,466,842	425,000	612,000	425,000	4,842	–	1,003,225	1,003,252	661,015
Previous members									
J. Tielman (e)	1,360,625	731,345			629,280	–	2,563,675	5,709,644	2,160,156

The basis for remunerating members of the Management Board (excluding fringe benefits) is described in the paragraph "The Remuneration Committee" within the Corporate Governance section of this document..

(a) 2005 bonus corresponds to the amount decided by the Supervisory Board on 7 March 2006. Such amount was recorded as an accrual in the 2005 income statement and corresponds to 150% of the nominal on the financial targets and 120% of the individual targets, as individual objectives have been reached and the two financial targets have been exceeded. The 2005 bonus will be paid in 2006.
(b) Long-term incentive is based on achieving a rolling two-year target based on cash flow. Long-term incentive is triggered only if the two-year target is achieved at 100% minimum. Long-term incentive should be paid in free shares. If free shares cannot be granted (i.e. because they require specific shareholders' approval), payment may be made in cash. The amount recorded as an accrual in the 2005 income statement covered two years (2004 and 2005) since the decision was implemented by the Remuneration Committee in 2005. Such amount correspond to 100% of the nominal on the cash flow targets, while these targets have been exceeded. The 2005 long-term incentives will be paid in 2006.
(c) For 2004 and 2005, Atos Origin decided to include in total remuneration all benefits in kind (including certain insurance policies, pension benefits and expatriate benefits) which are applied for certain members of the Management Board as a result of past contract obligations prior to their nomination of member of the Management Board. Such fringe benefits are usually recorded in income statement and paid in the course of each year. Each of the individual remuneration amounts described above has been approved by the Supervisory Board.
(d) The total amount paid in 2005 represents the salary and fringe benefits relating to 2005 and the bonus relating to 2004, recorded as accruals in 2004 and paid in 2005. The total amount paid in 2004 represented the salary and fringe benefits relating to 2004 and the bonus relating to 2003, recorded as accruals in 2003 and paid in 2004.
(e) Jans Tielman was a member of the Management Board until 1 August 2005, on which date he left the Group. He received an indemnity payment of EUR 3.6 million, in application of a Dutch employment contract that existed prior to his appointment as a Management Board member.



Corporate governance continued

(In EUR)	2005 Total	2005 Salary	Directors' fees (a)	2004 Total	2005 Cash payment (b)	2004 Cash payment (b)
Supervisory Board						
Didier Cherpitel	205,268	150,000	55,268	100,733	163,233	87,500
Diethart Breipohl	11,131		11,131			
Dominique Bazy	49,390		49,390	17,997	17,997	19,920
Philippe Germond	38,512		38,512	12,351	12,351	12,992
Jan P. Oosterveld	45,268		45,268	20,820	20,820	
Vernon Sankey						
Michel Soublin	39,390		39,390	17,997	17,997	
JF Théodore	29,509		29,509	17,997	17,997	23,384
Previous members						
Alain Le Corvec	13,631		13,631	10,410	10,410	
Gerard Ruizendaal	17,887		17,887	20,820	20,820	
Jan Hommen				10,410	10,410	23,384
Henri Pascaud				27,077	10,410	40,051
Cor Boonstra						16,456
Dominique Ferrero						9,528
Arie Westerlaken						23,384

(a) Directors' fees relating to 2005 have been recorded as accruals in 2005 and will be paid in 2006.
(b) The total amount paid in 2005 represented the salary relating to 2005 and the directors' fees relating to 2004, recorded as accruals in 2004 and paid in 2005. The total amount paid in 2004 represented the salary relating to 2004 and the directors' fees relating to 2003, recorded as accruals in 2003 and paid in 2004.

There is no termination payment or additional pension package for any member of the Management Board other than those specifically disclosed in the paragraph "The Remuneration Committee" of this section which fall under the definition of a regulated agreement according to article L 225-90-1 of the French Commercial Code as revised in July 2005.

No loans, advance payments or guarantees have been granted to any Supervisory Board or Management Board member.

Directors' interests

The ownership of the Group's shares by members of the Management and Supervisory Boards at 31 December 2005 was as follows:

	Number of shares			Number of shares	
	FY05	FY04		**FY05**	FY04
Management Board			**Supervisory Board**		
Bernard Bourigeaud	55,550	35,550	Didier Cherpitel	1,000	1,000
Xavier Flinois	1,500		Diethart Breipohl	10	
Eric Guilhou	14,002	4,002	Dominique Bazy	20	20
Dominique Illien	33,212	33,212	Philippe Germond	50	50
Wilbert Kieboom			Jan P. Oosterveld	10	10
Giovanni Linari	6,000		Vernon Sankey	500	
			Michel Soublin	500	500
			Jean-François Theodore	10	10
Previous members			**Previous members**		
Jans Tielman			Alain Le Corvec		10
			Gerard Ruizendaal		20
Total	**110,264**	**72,764**	**Total**	**2,100**	**1,620**

The Company is required to report immediately to the Autorité des Marchés Financiers (AMF) all transactions in the shares of the Company by members of the Supervisory and Management Boards. The rules on insider trading detailed in the "Code of Ethics" section of this document also apply to such transactions.

Stock subscription options

The ownership of stock subscription options by members of the Management Board and their conditions of exercise at 31 December 2005 were as follows:

	Date of Issue	Number at 31 Dec 2004	**2005 granted**	**2005 exercised**	**2005 cancelled**	**Number at 31 Dec 2005**	Strike price (EUR)	Market price at date of sale	Exercise period start date	Exercise period end date
B. Bourigeaud	07/03/97	20,000		-20,000			52.75	(a)	07/03/02	07/03/05
	10/12/97	20,000				20,000	57.29		10/12/02	10/12/07
	08/12/98	20,000				20,000	94.80		08/12/03	08/12/08
	30/11/99	20,000				20,000	134.55		30/11/04	30/11/09
	18/12/00	60,000				60,000	78.27		18/12/03	18/12/10
	18/12/00	20,000				20,000	78.27		18/12/03	18/12/10
	01/07/02	15,000				15,000	62.32		01/07/05	01/07/12
	27/03/03	20,000				20,000	25.92		01/01/05	27/03/13
	09/02/04	40,000				40,000	54.14		01/01/06	09/02/14
	10/01/05		47,500			47,500	49.75		10/01/08	10/01/15
X. Flinois	09/02/04	100,000				100,000	54.14		01/01/06	09/02/14
	10/01/05		27,500			27,500	49.75		10/01/08	10/01/15
E. Guilhou	07/03/97	10,000		-10,000			52.75	(a)	07/03/02	07/03/05
	10/12/97	5,000				5,000	57.29		10/12/02	10/12/07
	08/12/98	6,000				6,000	94.80		08/12/03	08/12/08
	30/11/99	7,500				7,500	134.55		30/11/04	30/11/09
	18/12/00	40,000				40,000	78.27		18/12/04	18/12/10
	18/12/00	10,000				10,000	78.27		18/12/04	18/12/10
	01/07/02	10,000				10,000	62.32		01/07/06	01/07/12
	27/03/03	15,491				15,491	25.92		27/03/07	27/03/13
	09/02/04	30,000				30,000	54.14		09/02/08	09/02/14
	10/01/05		35,000			35,000	49.75		10/01/09	10/01/15
D. Illien	11/12/96	29,400				29,400	40.84		11/12/01	11/12/06
	10/12/97	12,000				12,000	57.29		10/12/02	10/12/07
	08/12/98	10,000				10,000	94.80		08/12/03	08/12/08
	30/11/99	10,000				10,000	134.55		30/11/04	30/11/09
	18/12/00	40,000				40,000	78.27		18/12/04	18/12/10
	18/12/00	10,000				10,000	78.27		18/12/04	18/12/10
	01/07/02	10,000				10,000	62.32		01/07/06	01/07/12
	27/03/03	15,164				15,164	25.92		27/03/07	27/03/13
	09/02/04	30,000				30,000	54.14		09/02/08	09/02/14
	10/01/05		35,000			35,000	49.75		10/01/09	10/01/15
W. Kieboom	08/11/01	20,000				20,000	72.15		29/05/03	30/06/06
	18/12/00	40,000				40,000	78.27		18/12/03	18/12/10
	18/12/00	1,500				1,500	78.27		18/12/03	18/12/10
	01/07/02	10,000				10,000	62.32		01/07/05	01/07/12
	27/03/03	7,231		-7,231			25.92	49.94	01/01/05	27/03/13
	27/03/03	7,769		-7,769			25.92	52.50	01/01/05	27/03/13
	09/02/04	30,000				30,000	54.14		01/01/06	09/02/14
	10/01/05		35,000			35,000	49.75		10/01/08	10/01/15
G. Linari	09/02/04	100,000				100,000	54.14		01/01/06	09/02/14
	10/01/05		27,500			27,500	49.75		10/01/08	10/01/15
Total		**852,055**	**207,500**	**-45,000**		**1,014,555**				

(a) Stock subscription options exercised in 2005 but not sold in 2005 (please refer to previous paragraph "Directors' interests")



Corporate governance continued

207,500 options were granted on 10 January 2005 to current members of the Management Board, at a share price of EUR 49.75 (the average price for the last 20 days without any discount), in relation to the 8th resolution of the extraordinary shareholders meeting held on 4 June 2004. This represented 20% of the total number of share options issued at that time in line with the policy established by the Supervisory Board.

The stock subscription options granted during 2005 to members of the Management Board by the Company or its associates is part of the "Management Board's Report to the Annual General Meeting pursuant to article L225-184 of the Commercial Code", as set out in this document.

A total of 1,147,990 new stock subscription options have been granted to 1,248 employees on 29 March 2006, of which 230,000 options granted to the six members of the Management Board at a share price of EUR 59.99 (average price of the last 20 days without discount), in relation to the 8th resolution of the extraordinary shareholders meeting held on 4 June 2004.

In accordance with the recommendation of the Remuneration Committee, the 2006 annual grant corresponds to 1.75% of the outstanding shares at the end of 2005, with no more than 20% of such options being granted to the Management Board.

Free share grants

In 2005 no free shares were granted during 2005 to members of the Management Board by the Company or its associates. A special report is part of the "Management Board's report to the Annual General Meeting pursuant to article L225-197 of the commercial code", as set out in this document.

Financial report

Statutory auditors' report on the consolidated financial statements

For the year ended 31 December 2005

This is a free translation into English of the statutory auditors' report issued in French and is provided solely for the convenience of English speaking users. The statutory auditors' report includes information specifically required by French law in such reports, whether modified or not. This information is presented below the opinion on the consolidated financial statements and includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

Following our appointment as statutory auditors by your Annual General Meeting we have audited the accompanying consolidated financial statements of Atos Origin SA for the year ended 31 December 2005.The consolidated financial statements have been approved by the Management Board. Our role is to express an opinion on these financial statements based on our audit. These financial statements have been prepared for the first time in accordance with IFRSs as adopted by the EU. They include comparative information restated in accordance with the same standards in respect of financial year 2004.

I – Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the Group as at 31 December 2005 and of the results of its operations for the year then ended in accordance with IFRSs as adopted by the EU.

II – Justification of our assessments

In accordance with the requirements of Article L.823-9 of the French Commercial Law relating to the justification of our assessments, we bring to your attention the following matters:

As specified in the note to the consolidated financial statements "accounting estimates and judgements", presented in "consolidation rules", in order to determine the amounts of assets and liabilities shown in the consolidated balance sheet, management is required to make estimates and formulate assumptions. This note specifies that the resulting accounting estimates will, by definition, rarely equal the related actual results. As part of our audit of the consolidated financial statements for the year ended 31 December 2005, we considered that long-term assets and revenue relating to long-term contracts and profit or loss on completion are subject to significant accounting estimates.

- The value of long-term assets was subject to an impairment test by the Company as described in note to the consolidated financial statements "business combination and goodwill", presented in "consolidation rules", and "goodwill". We verified the appropriateness of the accounting methods specified above and assessed the appropriateness of the methodology applied. The determination of the cash flows used in the valuation of cash generating units and the other adopted criteria required management to make estimates and assumptions.
- The note "revenue" presented in "consolidation rules" outlines the methods of revenue recognition. The determination of revenue and the profit or loss on completion of long-term contracts required the use of operating assumptions based on estimated activity volumes and/or changes in related costs.

We have assessed the reasonableness of the estimates and assumptions used, reviewed the calculations performed by the Company, compared the accounting estimates of previous periods with the corresponding results and examined the procedures for the approval of estimates by management.

These assessments were made in the context of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the opinion we formed which is expressed in the first part of this report.

III – Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the Group's management report. We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

Neuilly-sur-Seine et Paris, 7 March 2006

The auditors

Grant Thornton French member of Grant Thornton International
Daniel Kurkdjian
Vincent Papazian

Deloitte & Associés
Jean-Paul Picard
Jean-Marc Lumet



Financial report continued

Consolidated income statement

(in EUR million)	Notes	**12 months ended 31 December 2005**	12 months ended 31 December 2004
Revenue	2	**5,458.9**	**5,249.3**
Personnel expenses	3	(2,886.8)	(2,758.4)
Operating expenses	4	(2,159.1)	(2,107.6)
Operating margin		**413.0**	**383.3**
% of revenue		**7.6%**	**7.3%**
Other operating income and expenses	5	(25.2)	(163.1)
Operating income		**387.8**	**220.2**
% of revenue		**7.1%**	**4.2%**
Net cost of financial debt		(24.7)	(37.2)
Other financial income and expenses		(9.4)	(13.0)
Net financial income	6	(34.1)	(50.2)
Tax charge	7-8	(108.1)	(48.4)
Share of net income from associates		0.3	(0.7)
Net income		**245.9**	**121.0**
Of which:			
– Group share		**235.4**	**113.3**
– Minority interests	9	10.5	7.6

(in EUR and number of shares)	Notes	**12 months ended 31 December 2005**	12 months ended 31 December 2004
Net income – Group share per share	10		
Weighted average number of shares		67,169,757	65,821,887
Basic earnings per share		**3.50**	**1.72**
Diluted weighted average number of shares		67,636,614	66,392,262
Diluted earnings per share		**3.48**	**1.71**

Consolidated balance sheet

(in EUR million)	Notes	31 December 2005	31 December 2004
Assets			
Goodwill	11	2,172.4	2,242.4
Intangible assets	12	74.9	30.9
Tangible assets	13	323.5	232.7
Non-current financial assets	14	33.9	31.0
Deferred tax assets	8	265.6	284.2
Total non-current assets		**2,870.3**	**2,821.3**
Trade accounts and notes receivable	15	1,563.0	1,519.0
Current taxes		52.4	66.8
Other current assets		237.6	191.5
Current financial instruments	20	0.9	–
Cash and cash equivalents	16	533.5	465.5
Total current assets		**2,387.4**	**2,242.8**
Assets held for sale and discontinued operations	23	**36.2**	**21.7**
Total assets		**5,293.9**	**5,085.8**

(in EUR million)	Notes	31 December 2005	31 December 2004
Liabilities and shareholders' equity			
Common stock		67.4	66.9
Additional paid-in capital		1,252.8	1,240.1
Consolidated reserves		289.5	168.5
Translation adjustments		28.3	(2.8)
Net income for the period		235.4	113.3
Shareholders' equity – Group share		1,873.4	1,586.0
Minority interests	9	153.2	49.3
Total shareholders' equity		**2,026.5**	**1,635.3**
Provisions for pensions and similar benefits	17	477.8	514.7
Non-current provisions	18	147.5	143.0
Borrowings	19	506.2	632.2
Deferred tax liabilities	8	20.6	5.4
Non-current financial instruments	20	6.4	–
Other non-current liabilities		3.6	0.2
Total non-current liabilities		**1,162.1**	**1,295.5**
Trade accounts and notes payable	21	587.2	577.3
Current taxes		79.3	71.4
Current provisions	18	104.9	185.8
Current financial instruments	20	6.2	–
Current portion of borrowings	19	201.4	324.9
Other current liabilities	22	1,110.9	993.1
Total current liabilities		**2,089.9**	**2,152.5**
Liabilities held for sale and discontinued operations	23	**15.4**	**2.5**
Total liabilities and shareholders' equity		**5,293.9**	**5,085.8**



Financial report continued

Consolidated cash flow statement

(in EUR million)	Notes (*)	12 months ended 31 December 2005	12 months ended 31 December 2004
Net income Group share		235.4	113.3
Depreciation of fixed assets		153.0	146.9
Net charge to operating provisions		(67.0)	(94.6)
Net charge to financial provisions		3.0	(9.0)
Other net charge to operating provisions		(39.6)	(33.1)
(Gains)/ losses on disposals of fixed assets		(40.2)	(0.6)
Net charge for stock options and similar options		13.9	24.5
Minority interests and associates		10.2	8.4
Financial instruments		11.8	–
Financial interests		28.3	42.2
Tax charge (including deferred tax)		108.1	48.4
Cash from operating activities before change in working capital requirement, financial interest and taxes	a	416.9	246.3
Taxes paid	b	(29.2)	(55.1)
Change in working capital requirement	c	27.4	95.7
Net cash from/(used in) operating activities		**415.2**	**286.9**
Purchase of tangible and intangible assets	d	(173.5)	(129.5)
Proceeds from disposals of tangible and intangible assets	e	11.0	37.4
Net operating investment		(162.5)	(92.1)
Amounts paid for acquisitions and long-term investments	f	(38.2)	(585.7)
Cash and cash equivalents of companies purchased during the period	g	8.6	102.7
Proceeds from disposals of financial investments	h	188.1	183.7
Cash and cash equivalents of companies sold during the period	i	(30.6)	(5.8)
Net long-term investments		127.9	(305.1)
Net cash from/(used in) investing activities		**(34.6)**	**(397.2)**
Common stock issues	j	–	–
Common stock issues on the exercise of stock options	k	13.2	4.1
Purchase and sale of treasury stock	l	–	–
Dividends paid to minority shareholders of subsidiaries	m	(5.0)	(3.7)
New borrowings	n	665.6	1,029.5
Repayment of long and medium-term borrowings	o	(979.6)	(919.1)
Net interest paid (including finance lease)	p	(32.3)	(39.5)
Net cash from/(used in) financing activities		**(338.0)**	**71.3**
Increase/(decrease) in cash and cash equivalents	q	**42.5**	**(39.0)**
Opening cash and cash equivalents		**465.5**	**523.9**
Increase/ (decrease) in cash and cash equivalents	q	42.5	(39.0)
Impact of exchange rate fluctuations on cash and cash equivalents		25.6	(19.4)
Closing cash and cash equivalents		**533.5**	**465.5**

(*) For reconciliation to the change in net debt over the period and the cash flow by activity over the period presented in the notes.

Consolidated statement of changes in shareholders' equity

(in EUR million)	Number of shares at period-end	Common stock	Additional paid-in capital	Consolidated reserves	Translation adjustments	Items recognised directly in equity	Net income Group share	Equity – Group share	Minority interests Note 9	Total
At 1 January 2004	**47,870**	**47.9**	**279.4**	**313.4**			**(169.0)**	**471.6**	**43.9**	**515.5**
Common stock issued	19,068	19.1	960.7					979.8		979.8
Translation adjustments				(0.2)	(2.8)			(3.1)		(3.1)
Appropriation of prior period net income				(169.0)			169.0			
Stock options				24.4				24.4		24.4
Net income for the period							113.3	113.3	7.6	120.9
Other									(2.2)	(2.2)
At 31 December 2004	**66,938**	**66.9**	**1,240.1**	**168.6**	**(2.8)**		**113.3**	**1,586.0**	**49.3**	**1,635.3**
Common stock issued	425	0.4	12.7					13.2		13.2
Translation adjustments					31.9			31.9	0.6	32.5
Stock options				13.9				13.9		13.9
Appropriation of prior period net income				113.3			(113.3)			
First-time adoption of IAS 32/39				(1.6)		(8.1)		(9.8)		(9.8)
Changes in fair value of financial instruments					(0.8)	4.3		3.5		3.5
Net income for the period							235.4	235.4	10.5	245.9
Other				(0.7)				(0.7)	92.8	92.1
At 31 December 2005	**67,363**	**67.4**	**1,252.8**	**293.5**	**28.3**	**(3.8)**	**235.4**	**1,873.4**	**153.2**	**2,026.5**



Notes to the consolidated financial statements

Basis of preparation

Pursuant to the European Commission Regulation No. 1606/2002 of 19 July 2002, the 2005 consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as endorsed by the European Union at 31 December 2005 and applicable from 1 January 2005.

The policy set out below has been consistently applied to all years presented except those relating to the classification and measurement of financial instruments. The Group has made use of the exemption available under IFRS 1 to apply IAS 32 and IAS 39 only from 1 January 2005. The related policies for 2004 and 2005 are disclosed separately below.

Atos Origin's consolidated financial statements were prepared in accordance with French GAAP until 31 December 2004. In order to comply with the recommendation of the Committee of European Securities Regulators (CESR) of 30 December 2003 concerning financial reporting during the transition period and pursuant to the Autorité des Marchés Financiers (AMF), the 2004 consolidated financial statements were restated according to the international accounting standards, with the exception of IAS 32/39 as presented above. The process for restating 2004 consolidated financial statements from French GAAP to international accounting standards is described in the section "Transition to the International Financial Reporting Standards (IFRS)", as well as the impact of adopting IAS 32 and 39 from 1 January 2005.

Pursuant to the European Commission's Regulation on Prospectuses n°89/2004 (§28), the 2003 and 2004 consolidated financial statements prepared in accordance with French GAAP are incorporated into the present notes by reference to the 2004 "Document de Référence" filed with the AMF on 30 May 2005.

Consolidation methods

Subsidiaries Subsidiaries are entities controlled by the Group. Control is defined by the ability to govern the financial and operating policies generally, but not systematically, combined with a shareholding of more than 50% of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible, the power to appoint the majority of the members of the governing bodies and the existence of veto rights are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on which control ceases.

Joint ventures The Group's interests in jointly controlled entities are accounted for by proportionate method. Operating and shareholders' agreements are considered when assessing the joint control.

Associates Associates are entities over which the Group has significant influence but not control or joint control, generally, but not systematically, accompanying a shareholding of between 20 and 50% of the voting rights. Investments in associates are accounted for by the equity method.

Segment reporting

The Group's operational organisation is based on regions composed of geographical areas. The primary reporting segment corresponds to these geographical areas and the secondary reporting segment to the service lines.

Presentation rules

Current and non-current assets and liabilities Assets and liabilities classified as current are expected to be realised, used or settled during the normal cycle of operations, which can extend beyond 12 months following the period-end. All other assets and liabilities are classified as non-current. Current assets and liabilities, excluding the current portion of borrowings, financial receivables and provisions represent the Group's working capital requirement.

Assets and liabilities held for sale or discontinued operations Assets and liabilities held for sale or discontinued operations are presented on a separate line in the balance sheet. They are measured at the lower of their carrying amount and fair value less costs to sell. Non-current assets and liabilities are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the assets and liabilities are available for immediate sale in their present condition.

Should these assets and liabilities represent either a complete business line or a geographical segment, the profit or loss from these activities will be presented on a separate line of the income statement.

Translation of financial statements denominated in foreign currencies

The balance sheets of companies based outside the euro zone are translated at closing exchange rates. Income statement items are translated based on average exchange rate for the period. Balance sheet and income statement translation adjustments arising from a change in exchange rates are recognised as a separate component of equity under "translation adjustments".

The Group does not consolidate any entity operating in a hyperinflationary economy.

Translation of transactions denominated in foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement under the heading "other financial income and expenses", except where hedging accounting is applied as explained in the paragraph "Financial assets – Derivative financial instruments (from 1 January 2005)".

Business combination and goodwill

A business combination may involve the purchase of another entity, the purchase of all the net assets of another entity or the purchase of some of the net assets of another entity that together form one or more businesses.

Major services contracts involving staff and asset transfers that enable the Group to develop or improve significantly its competitive position within a business or a geographical sector are considered for business combination accounting.

Goodwill represents the excess of the cost of a business combination, including transaction expenses, over the Group's interest in the fair value of assets, liabilities and contingent liabilities acquired at the acquisition date.

Goodwill is not amortised and subject to an impairment test at least annually. Goodwill is allocated to Cash Generating Units (CGU) for the purpose of impairment testing. A CGU is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. CGUs correspond to geographical areas where the Group has operations. The recoverable value of a CGU is based on the higher of its fair value less costs to sell and its value in use determined using the discounted cash flows method. When this value is less than its carrying amount, an impairment loss is recognised in the operating income. The impairment loss is first recorded as an adjustment of the carrying amount of the goodwill allocated to the CGU and the remainder of the loss, if any, is allocated to the other assets of the unit.

Intangible assets

Intangible assets consist primarily of software and user rights acquired by the Group as well as internally developed software costs, provided that the following conditions are satisfied:

- the costs can be attributed to the identified software and measured reliably,
- the technical feasibility of the software has been demonstrated,
- the Group has the intention and the capability to complete the software development and to use or sell it; and
- it is probable that future economic benefits will flow to the Group.

Software is amortised on a straight-line basis over its expected useful life, generally not exceeding five years, and related depreciation is recorded in operating expenses. In the case of Business Process Outsourcing (BPO) activities, the costs of adapting software previously developed by the Group for the specific requirements of a client are capitalised in intangible assets and amortised in operating expenses over the term of the contract.

Tangible assets

Tangible assets are recorded at acquisition cost, excluding any interest expenses. They are depreciated on a straight-line or reducing-balance basis over the following expected useful lives:

Buildings	20 years
Fixtures and fittings	5 to 10 years
Computer hardware	3 to 5 years
Vehicles	4 years
Office furniture and equipment	5 to 10 years

Leases

Asset leases where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Assets acquired under finance lease are depreciated over the shorter of the assets' useful life and the lease term.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases.

Impairment of assets other than goodwill

Assets that are subject to amortisation are tested for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying value exceeds its recoverable value.

Financial report continued

Financial assets (as from 1 January 2005, date of implementation of IAS 32/39)
Financial assets are accounted for at trade date.

Investments in non-consolidated companies The Group holds shares in companies without exercising significant influence or control. Investments in non-consolidated companies are treated as assets available for sale and recognised at their fair value. For listed shares, fair value corresponds to the share price at closing date. In the absence of an active market for the shares, the investments in non-consolidated companies are carried at historical cost. An impairment cost is recognised when there is objective evidence of a permanent impairment in value. The most common financial criteria used to determine fair value are equity and earnings outlooks. Gains and losses arising from variation in the fair value of available for sale assets that are are recognised as "items recognised directly in equity". If there is evidence that an asset is permanently impaired, the cumulative loss is written off in the income statement under "other financial income and expense".

Loans, trade accounts and notes receivable Loans are part of non-current financial assets. Loans, trade accounts and notes receivable are recorded initially at their fair value and subsequently at their amortised value. The nominal value represents usually the initial fair value for trade accounts and notes receivable. In case of deferred payment over one year, where the effect is significant on fair value, trade accounts and notes receivables are discounted. Where appropriate, a provision is raised on an individual basis to take likely recovery problems into account.

Transition and transformation costs incurred during the initiation phase of an outsourcing contract or long-term systems integration/ application management contracts may be capitalised in trade accounts and notes receivable when they comply with strict and precise rules. Such costs must be clearly defined in the outsourcing contract, which shall stipulate that these costs are to be paid during the operational phase of the contract and that the customer shall bear any unpaid balance of cost in the event of the contract's early termination. Such transition and transformation costs are spread over the term of the contract.

Assets securitisation Asset securitisation programmes, in which the Group retains substantially all the risks and rewards of ownership of the transferred assets, do not qualify for derecognition. A financial liability for the consideration received is recognised. The transferred assets and the financial liability are valued at their amortised costs.

Derivative financial instruments Derivative instruments are recognised as financial assets or liabilities at their fair value. Any change in the fair value of these derivatives is recorded in the income statement as a financial income or expense, except when they are eligible for hedge accounting, whereupon:

- for fair value hedging of existing assets or liabilities, the hedged portion of an instrument is measured on the balance sheet at its fair value. Any change in fair value is recorded as a corresponding entry in the income statement, where it is offset simultaneously against changes in the fair value of hedging instruments.
- for cash flow hedging, the effective portion of the change in fair value of the hedging instrument is directly offset in shareholders' equity as "items recognised directly in the equity". The change in value of the ineffective portion is recognised in "other financial income and expenses". The amounts recorded in net equity are transferred to the income statement simultaneously to the recognition of the hedged items.

Investments (up until 31 December 2004) Non-consolidated participating interests are stated at the lower of acquisition cost and fair value. Fair value corresponds to fair value to the Group, taking into account the Group's share of adjusted net worth and the profitability prospects of the investment entity. A provision for impairment is recorded where the fair value of an investment falls below its acquisition cost.

Loans, trade accounts and notes receivable (up until 31 December 2004) They are recorded at nominal value. They are assessed individually and, where appropriate, a provision is raised to take likely recovery problems into account.

Derivative instruments (up until 31 December 2004) The Group uses various financial instruments to hedge against foreign exchange and interest rate risks. All hedging instruments are traded with leading financial institutions. Foreign exchange risks are hedged using forward contracts and currency swaps, and interest rate risks using standard interest rate swap agreements. Hedging gains and losses are matched against the loss or gain on the hedged item.

Cash and cash equivalents

Cash and cash equivalents (as from 1 January 2005, date of implementation of IAS 32/39) Cash and cash equivalents include cash at bank, and money market securities that are convertible into cash at very short notice and are not exposed to any significant risk of impairment. Money market securities are recognised at their fair value. Changes in fair value are recorded in the income statement under "other financial income and expenses".

Transferable securities (up until 31 December 2004) Transferable securities are recorded in the balance sheet at the lower of acquisition cost and market value. For listed securities, market value is the stock market price at the fiscal year end. Money market securities units are recorded at net asset value. Unrealised capital gains are not recognised.

Treasury stock

Atos Origin shares held by the parent company are recorded at their acquired cost as a deduction from consolidated shareholders' equity. In the event of a disposal, the gain or loss and the related tax impacts are recorded as a change in consolidated shareholders' equity.

Pensions and similar benefits

Employee benefits are granted by the Group through defined contribution and defined benefit plans. Defined contribution costs are recognised in the income statement based on contributions paid or due in respect of the accounting period when the related services have been accomplished by beneficiaries.

The valuation of Group commitments in respect of defined benefit plans is based on a single actuarial method known as the "projected unit credit method". This method relies in particular on projections of future benefits to be paid to Group employees, by anticipating the effects of future salary increases. Its implementation further includes the formulation of specific assumptions, detailed in note 17, which are periodically updated, in close liaison with external actuaries used by the Group.

Plan assets usually held in separate legal entities are measured at their fair value, determined at closing.

From one accounting period to the other, any difference between the projected and actual amounts of commitments in respect of pension plans and their related assets is cumulated at each benefit plan's level to form actuarial differences. These actuarial differences may result either from changes in actuarial assumptions used, or from experience adjustments generated by actual developments differing, in the accounting period, from assumptions determined at the end of the previous accounting period.

Group final option in terms of recognition method for actuarial differences has not been elected yet, since a new option has been introduced under IAS 19 to recognise these actuarial differences through equity. By application of the "corridor" method, the Group therefore continues to recognise in its profit and loss account only the portion of cumulated actuarial differences which is above a normative fluctuation margin of 10% of the greater, at closing, of plan commitments and their related assets. This portion is amortised over the remaining active life of the beneficiaries of each particular benefit plan.

Benefit plans costs are recognised in the Group's operating margin, except for interest costs on obligations, net of expected returns on plans assets, which are recognised in other financial income.

Provisions

Provisions are recognised when the Group has a present legal, regulatory, contractual or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount has been reliably quantified.

Provisions are discounted when the time value effect is material. The provision revaluation at each accounting period results in a provision increase recognised in financial expenses.

Borrowings (as from 1 January 2005, date of implementation of IAS 32/29)

Borrowings are recognised initially at fair value, net of debt issuance costs. Borrowings are subsequently stated at amortised costs. The calculation of the effective interest rate takes into account interest payments and the amortisation of the debt issuance costs.

Debt issuance costs are amortised in financial expenses over the life of the loan. The residual value of issuance costs for loans repaid in advance is expensed in the year of repayment.

Bank overdrafts are recorded in the current portion of borrowings.

The Group does not capitalise borrowing costs as part of the costs of acquired assets.

Borrowings and bond redemption premiums (from 1 January 2004 to 31 December 2004)

Debt issuance costs are included in deferred charges and released to the income statement on a straight-line basis over the life of the loan. Bonds are recorded in liabilities as an amount comprising the issue proceeds and a provision is raised over the life of the loan to cover the related premiums, net of tax. A provision for the redemption premium is recognised over the life of the loan, net of tax.

Minority interest purchase commitments (as from 1 January 2005, date of implementation of IAS 32/39)

Firm or conditional commitments under certain conditions to purchase minority interests are similar to a purchase of shares and are recorded in borrowings with an offsetting reduction of minority interests. When the cost of the purchase exceeds the amount of minority interests, the Group had chosen to recognise the balance as goodwill. Any further change in the fair value of the minority purchase commitment will also be recorded in goodwill.

Financial report continued

Revenue

Revenue consists of proceeds from the sale of services and equipment in the normal course of business.

Consulting and Systems Integration revenue from fixed-price contracts, whether they extend over one or more accounting periods or involve intellectual services or integrated systems, is recognised using the percentage-of-completion method. Services relating to these contracts are recorded in the balance sheet under "Trade accounts and notes receivable" for services rendered in excess of billings, while billings exceeding services rendered are recorded as deferred income under "other current liabilities".

Managed Operations revenue is based on a fixed-price agreement and/or variable IT work units rendered. Revenue from long-term fixed-price agreements are recognised under the percentage-of-completion method. Revenue based on variable IT work units is recognised when rendered.

The percentage-of-completion method is based on the costs to date compared to total projected contract costs. When the projected contracts costs exceed contractual revenues, a provision is made for forecast losses on completion.

On-line services revenue is primarily linked to transaction volumes and IT services rendered. Revenue is recognised as the services are rendered. On-line services revenue is reported net of repayments to the content service providers.

Revenue is reported net of supplier costs when suppliers assume the contractual liability vis-à-vis the customer for the goods or the portion of the service for which they are responsible, and when they have large latitude for setting the price of the service and assume the credit risk.

A group of contracts is combined and treated as a single one when that group of contracts is negotiated as a single package and the contracts are so closely interrelated that they are, in effect, part of a single project with an overall profit margin, and the contracts are performed concurrently or in a continuous sequence.

Upfront payments to clients incurred at contract inception are recorded in other current assets and spread on a straight-line basis as a reduction of revenue over the term of the contract.

Other operating income and expenses

"Other operating income and expenses" covers income or expense items that are unusual, abnormal or infrequent. They are presented below the operating margin in line with the CNC recommendation of 27 October 2004.

When accounting for business combinations, the Group may record provisions for risks, litigation, etc. in the opening balance sheet for a period of 12 months beyond the business combination date. After the 12-month period, any additional provisions required, or unused provisions arising from changes in circumstances are recorded through the Income Statement under "other operating income and expenses".

"Other operating income and expenses" also include the annual charge for stock options, restructuring and rationalisation costs, major litigation, capital gains and losses on the disposal of tangible and intangible assets, and impairment losses on assets other than financial assets.

Share-based payments

Stocks options are granted to management and certain employees at regular intervals. These equity-settled share-based payments are measured at fair-value at the grant date using the binomial option-pricing model. Changes in the fair value of options after the grant date have no impact on the initial valuation. The fair value of share options is recognised in "other operating income and expenses" on a straight-line basis over the period during which those rights vest, using the straight-line method, with the offsetting credit recognised directly in equity.

In accordance with the transition rules contained in IFRS 2, all stock option plans granted after 7 November 2002 have been valued and recognised in the Income Statement when the rights thereto have not vested before 1 January 2005.

In some tax jurisdictions, Group's entities receive a tax deduction when stock options are exercised, based on the Group share price at the date of exercise. In those instances, a deferred tax asset is recorded for the difference between the tax base of the employee services received to date (being the future tax deduction allowed by local tax authorities) and the current carrying amount of this deduction, being nil by definition. Deferred tax assets are estimated based on the Group's share price at each closing date, and are recorded in income tax provided that the amount of tax deduction does not exceed the amount of the related cumulative stock option expenses to date. The excess, if any, is recorded directly in the equity.

Corporate income tax

The income tax charge includes current and deferred tax expenses. Deferred tax is calculated wherever temporary differences occur between the tax base and the consolidated base of assets and liabilities, using the liability method. Deferred tax is valued using the enacted tax rate at the closing date that will be in force when the temporary differences reverse.

Deferred tax assets and liabilities are netted off at the taxable entity level, when there is a legal right to offset. Deferred tax assets corresponding to temporary differences and tax losses carried forward are recognised when they are considered to be recoverable during their validity period, based on historical and forecast information.

Deferred tax liabilities for taxable temporary differences relating to goodwill are recognised, to the extent they do not arise from the initial recognition of goodwill.

Earnings per share

Basic earnings per share is calculated by dividing the net income (Group share) by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing the net income (Group share), adjusted for the financial cost (net of tax) of dilutive debt instruments, by the weighted average number of ordinary shares outstanding during the period, plus the average number of shares which, according to the share buyback method, would have been outstanding had all the issued dilutive instruments been converted (stock options and convertible debt).

The dilutive impact of each convertible instrument is determined in order to maximise the dilution of basic earnings per share. The dilutive impact of stock options is assessed based on the average price of Atos Origin shares over the period.

New accounting standards and IFRIC interpretations

New accounting standards and IFRIC interpretations have been published that are mandatory for accounting periods beginning on or after 1 January 2006. The Group's assessment of these new standards and interpretations is set out below:

IFRIC 4, determining whether an arrangement contains a lease. IFRIC 4 is applicable to annual periods beginning on or after 1 January 2006. The Group has not elected to adopt IFRIC 4 earlier. It will apply IFRIC 4 and IFRIC 4 transition provisions in its 2006 financial statements. An analysis of main contracts is under progress and the Group does not anticipate significant effect on its financial statements.

Financial risk management

The Group's activities expose it to a variety of financial risks including liquidity risk, cash flow interest rate risk, credit risk and currency risk. Financial risk management is carried out by the Global Treasury Department and involves minimising potential adverse effects on the Group's financial performance.

Liquidity risk Liquidity risk management involves maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities. Credit facilities are subject to financial covenants that are carefully controlled by the Global Treasury Department.

Cash flow interest rate risk Cash flow interest rate risk arises mainly from borrowings. The management of exposure to interest rate risk encompasses two types:

- A price risk on fixed-rate financial assets and liabilities. For example, by contracting a fixed-rate liability, the Group is exposed to potential opportunity losses should interest rates fall. A change in interest rates would impact the market value of fixed-rate financial assets and liabilities. However, this loss of opportunity would not impact financial income and expenses as reported in the Consolidated Income Statement and, as such, future net income of the Company up to maturity of these assets.
- A cash-flow risk on floating-rate financial assets and liabilities should interest rates increase.

The main objective of managing overall interest rate on the Group's debt is to minimise the cost of debt and to protect the Group against fluctuation in interest rates by swapping to fixed rate a portion of the floating-rate financial debt. Authorised derivative instruments used to hedge the debt are swap contracts entered with leading financial institutions.

Credit risk The Group has no significant concentrations of credit risk. The client selection process and related credit risk analysis is fully integrated within the global risk assessment project conducted throughout the life cycle of a project. Derivative counterparties and cash transactions are limited to high-credit quality financial institutions.

Currency risk The Group's financial performance is not materially influenced by fluctuations in exchange rate since a significant portion of the business takes place within the euro zone and costs and revenues are generally denominated in the same currency. The main residual exposures are primarily in UK pounds and US dollars.

The Group has established a policy for managing foreign exchange positions resulting from commercial and financial transactions denominated in currencies different from the local currency of the relevant entity. According to this policy, any material exposure must be hedged as soon as it occurs. In order to hedge its foreign exchange rate exposure, the Group uses a variety of financial instruments, mainly forward contracts and foreign currency swaps.

Financial report continued

Price risk The Group has no material exposure to the price of equity securities, nor is it exposed to commodity price risks.

Accounting estimates and judgments

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, be approximations. The estimates and assumptions that may result in a significant adjustment to the carrying amounts of assets and liabilities within the next financial statements year are essentially related to:

Goodwill impairment The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated above. *The recoverable amounts of cash generating units have been determined based on value-in-use calculations. These calculations* required the use of estimates that are described in note 11.

Revenue recognition and associated costs on long-term contracts Revenue recognition and associated costs, including forecast losses on completion are measured according to policy stated above. Total projected contract costs are based on various operational assumptions such as forecast volume or variance in the delivery costs and have a direct influence on the level of revenue and eventual forecast losses on completion that are recognised.

Foreign currency translation rates

Country		**2005 Average rate**	**31 December 2005 Closing rate**	2004 Average rate	31 December 2004 Closing rate
Argentina (ARS)	ARS 100 = EUR	27.379	27.962	27.298	24.688
Brazil (BRL)	BRL 100 = EUR	33.270	36.475	27.537	27.672
Chile (CLP)	CLP 1000 = EUR	1.443	1.649	1.316	1.313
China (CNY)	CNY 100 = EUR	9.819	10.504	9.726	8.870
Columbia (COP)	COP 10000 = EUR	3.454	3.711	3.057	3.047
Hong Kong (HKD)	HKD 100 = EUR	10.343	10.932	10.337	9.445
India (INR)	INR 100 = EUR	1.824	1.867	1.777	1.684
Japan (JPY)	JPY 10000 = EUR	73.068	71.994	74.427	71.608
Malaysia (MYR)	MYR 100 = EUR	21.235	22.430	21.182	19.293
Mexico (MXN)	MXN 100 = EUR	7.393	7.977	7.133	6.587
Middle-East (SAR)	SAR 100 = EUR	21.452	22.602	21.465	19.576
Peru (PEN)	PEN 100 = EUR	24.341	24.797	23.517	22.377
Poland (PLN)	PLN 100 = EUR	24.873	25.907	22.119	24.483
Singapore (SGD)	SGD 100 = EUR	48.334	50.948	47.623	44.920
South Africa (ZAR)	ZAR 100 = EUR	12.637	13.397	12.496	13.004
Sweden (SEK)	SEK 100 = EUR	10.779	10.651	10.960	11.086
Switzerland (CHF)	CHF 100 = EUR	64.586	64.305	64.769	64.813
Taiwan (TWD)	TWD 100 = EUR	2.500	2.580	2.409	2.300
Thailand (THB)	THB 100 = EUR	1.997	2.065	2.000	1.882
Turkey (TRY)	TRY 100 = EUR	59.689	62.798	56.460	54.460
United Kingdom (GBP)	GBP 1 = EUR	1.462	1.459	1.474	1.418
USA (USD)	USD 100 = EUR	80.435	84.767	80.512	73.416
Venezuela (VEB)	VEB 10000 = EUR	3.839	3.948	4.304	3.823

Notes to the consolidated financial statements

Note 1 Change of scope of consolidation

Main business combination

On 27 July 2005, Atos Origin extended its partnership with Euronext through the creation of Atos Euronext Market Solutions (AEMS), which was fully consolidated by Atos Origin with effect from 1 July 2005. The partnership was extended through the contribution of the IT activities of Liffe Market Solutions (LMS), and the Euronext derivatives division. Atos Origin contributed middle and back office solutions and a 50% interest in Bourse Connect.

Business disposals

In May 2005, the Group sold its activities in Venezuela. Revenue for the four months ended 30 April 2005 amounted to EUR 0.5 million, with a workforce of approximately 36 persons.

On 29 June 2005, the Group sold its Scandinavian activities. Revenue for these activities for the half-year amounted to EUR 88.3 million, with a workforce of approximately 1,500 persons.

Effect of changes on the consolidation scope

(in EUR million)	Business Combinations	(in EUR million)	Disposals
Net goodwill	30.0	Reversal of net goodwill	98.6
Cost of business combinations	124.6	Selling price	180.7
Net assets acquired	94.6	Profit on disposal	54.1
Cash and cash equivalent acquired	8.6	Cash and cash equivalent disposed	(30.6)
To be paid in following years	6.7	*To be received in following years*	–
Cash out linked to the business combinations of the year	16.0	Cash in linked to the disposals of the year	180.8

Note 2 Segment information

Segment assets consist primarily of goodwill, property, plant and equipment, intangible assets, inventories, derivatives designed as hedges of future commercial transactions or receivables. They exclude income tax assets and cash.

Segment liabilities comprise operating and non-operating liabilities excluding income tax liabilities and borrowings with related derivatives instruments.

Primary reporting format – geographical segments

The Group is organised on a worldwide basis into seven geographical segments. Segments are detailed as follows:

Geographic segments	Countries
○ France	France
○ The Netherlands	The Netherlands
○ United Kingdom	United Kingdom
○ Germany and Central Europe	Germany, Switzerland, Poland, Austria
○ Other Europe, Middle-East and Africa	Belgium, Luxembourg, Sweden, Norway, Italy, Spain, Portugal, Andorra, Greece, Turkey, Saudi Arabia, Dubai, Bahrain, Morocco, South Africa
○ Americas	United States, Mexico, Argentina, Brazil, Chile, Peru, Colombia, Venezuela
○ Asia-Pacific	China, Taiwan, Japan, Malaysia, Singapore, Thailand, Indonesia, India

Inter-segment transfers or transactions are entered into under normal commercial terms and conditions that would also be available to unrelated third parties.

Financial report continued

The geographical primary segment information for the year ended 31 December 2005 is as follows:

(in EUR million)	France	United Kingdom	The Netherlands	Germany and Central Europe	Other EMEA	Americas	Asia-Pacific	Unallocated	Eliminations	Total Group
Income statement										
External revenue by segment	1,526.5	1,163.8	1,024.8	562.2	839.1	196.9	145.7			5,458.9
%	28.0%	21.3%	18.8%	10.3%	15.4%	3.6%	2.7%			100.0%
Inter-segment revenue	50.0	84.2	39.3	15.8	44.8	11.1	25.5	37.2	(307.7)	
Total revenue	1,576.5	1,248.0	1,064.1	578.0	883.8	207.9	171.2	37.2	(307.7)	5,458.9
Operating margin										
Operating margin before allocation of corporate costs	**111.3**	**115.0**	**151.2**	**42.8**	**44.0**	**2.1**	**15.3**	**(68.7)**		**413.0**
%	7.3%	9.9%	14.8%	7.6%	5.2%	1.1%	10.5%			7.6%
Allocation of corporate costs	(15.4)	(11.6)	(11.3)	(6.2)	(9.6)	(1.8)	4.6	51.4		–
%	-1.0%	-1.0%	-1.1%	-1.1%	-1.1%	-0.9%	3.1%			0.0%
Operating margin after allocation of corporate costs	95.9	103.5	139.9	36.6	34.4	0.3	19.8	(17.3)		413.0
%	6.3%	8.9%	13.6%	6.5%	4.1%	0.1%	13.6%			7.6%
Operating income										
Operating Income before allocation of corporate costs	104,5	138.8	124.1	44.7	42.5	(5.4)	20.1	(81.5)		387.8
%	6,8%	11.9%	12.1%	7.9%	5.1%	-2.7%	13.8%			7.1%
Profit before tax										353.7
Income tax expense										108.1
Net income										245.9
Other information on income statement										
Share of profit of associates	0.2				0.1					0.3
Impairment losses recognised in profit or loss					29.2	15.3				44.5
Depreciation of fixed assets	(40.7)	(34.5)	(16.8)	(32.7)	(11.6)	(4.7)	(10.8)	(1.3)		(153.0)
Net depreciation of current assets	0.3	2.1	0.7	0.1	3.0		0.9	0.2		7.2
Net charge to provision	(2.3)	15.5	21.7	1.2	6.7	(0.6)	21.5	(4.0)		59.7
Segment assets	1,223.7	1,275.7	612.6	365.2	629.3	116.6	192.7	26.8		4,442.4
Tax related assets										
Cash and cash equivalents										318.0
										533.5
Total assets										**5,293.9**
Segment liabilities	926.5	384.9	123.3	200.9	327.0	29.6	76.8	384.4		2,453.5
Tax related liabilities										
Borrowings and their derivatives instruments										99.9
										714.0
Total liabilities										**3,267.4**
Other information										
Year-end number of employees	13,886	6,873	8,429	3,749	9,575	2,475	2,504	193		47,684
Capital expenditure	46.5	31.8	20.1	94.4	11.6	6.0	17.6	2.2		230.1

The geographical primary segment information for the year ended 31 December 2004 is as follows:

(in EUR million)	France	United Kingdom	The Netherlands	Germany and Central Europe	Other EMEA	Americas	Asia-Pacific	Unallocated	Eliminations	Total Group
Income statement										
External revenue by segment	1,367.0	1,222.3	976.6	333.9	928.0	280.0	140.9			5,249.3
%	26.0%	23.3%	18.6%	6.4%	17.7%	5.3%	2.7%			100.0%
Inter-segment revenue	38.0	47.9	62.3	16.4	59.8	14.5	16.9	24.8	(280.7)	
Total revenue	1,405.1	1,270.2	1,038.9	350.3	987.8	294.5	157.9	24.8	(280.7)	5,249.3
Operating margin										
Operating margin before allocation of corporate costs	121.3	117.5	125.4	17.2	54.1	9.7	9.6	(71.5)		383.3
%	8.9%	9.6%	12.8%	5.2%	5.8%	3.5%	6.8%			7.3%
Allocation of corporate costs	(17.1)	(15.3)	(14.1)	(4.6)	(18.3)	(4.7)	(2.0)	76.3		
%	-1.3%	-1.3%	-1.4%	-1.4%	-2.0%	-1.7%	-1.4%			
Operating margin after allocation of corporate costs	104.2	102.2	111.2	12.6	35.7	5.0	7.6	4.8		383.3
%	7.6%	8.4%	11.4%	3.8%	3.8%	1.8%	5.4%			7.3%
Operating income										
Operating income before allocation of corporate costs	67.[illegible]	112.9	109.3	11.5	0.8	1.1	7.0	(89.5)		220.2
%	4.9%	9.2%	11.2%	3.4%	0.1%	0.4%	4.9%			4.2%
Profit before tax										170.0
Income tax expense										(48.4)
Net income										121.0
Other information on income statement										
Share of profit of associates	(0.2)						(0.5)			(0.7)
Impairment losses recognized in profit or loss										
Depreciation of fixed assets	(44.3)	(18.8)	(26.4)	(11.0)	(14.6)	(14.0)	(12.1)	(5.7)		(146.9)
Net depreciation of current assets	1.9	1.5	3.5	0.6	1.7	8.8	(1.6)	0.1		16.4
Net charge to provision	8.4	36.5	9.8	3.3	32.2	4.7	1.0	(17.7)		78.2
Segment assets	1,365.0	867.3	332.9	248.9	897.7	81.2	138.3	337.8		4,269.3
Tax related assets										
Cash and cash equivalents										351.0
										465.5
Total assets										**5,085.8**
Segment liabilities	579.4	581.4	360.6	213.1	411.7	113.1	116.1	41.3		2,416.7
Tax related liabilities										
Borrowings and their derivative instruments										76.8
										957.1
Total liabilities										**3,450.5**
Other information										
Year-end number of employees	12,523	6,658	8,321	3,603	10,499	2,714	2,067	199		46,584
Capital expenditure	44.5	14.2	11.0	25.8	9.3	8.8	5.7	20.8		140.1



Financial report continued

Secondary reporting format – information by service line
Unallocated assets are mostly comprised of goodwill that are only allocated by geographical area.

The segment information for the year ended 31 December 2005 is as follows:

(in EUR million)	Consulting	Systems Integration	Managed Operations	Managed Unallocated	Total Group
External revenue	449.4	2,253.8	2,755.7		5,458.9
Operating margin before allocation of corporate costs	66.5	139.4	275.8	(68.7)	413.0
% margin	14.8%	6.2%	10.0%	-1.3%	7.6%
Carrying amount of segment assets	134.3	905.5	1,158.9	2,243.6	4,442.4
Tax related assets					318.0
Cash and cash equivalents					533.5
Capital expenditures	2.2	27.1	199.0	1.8	230.1
Average number of employees	2,676	23,396	21,549	193	47,814

The segment information for the year ended 31 December 2004 is as follows:

(in EUR million)	Consulting	Systems Integration	Managed Operations	Managed Unallocated	Total Group
External revenue	401.0	2,132.3	2,716.0		5,249.3
Operating margin before allocation of corporate costs	38.4	153.6	262.8	(71.5)	383.3
% margin	9.6%	7.2%	9.7%	-1.4%	7.3%
Carrying amount of segment assets	146.8	791.9	1,009.4	2,321.3	4,269.3
Tax related assets					351.0
Cash and cash equivalents					465.5
Capital expenditures	4.8	19.5	96.4	19.3	140.1
Average number of employees	2,161	22,839	20,567	233	45,800

External revenue by location of customers

(in EUR million)	France	United Kingdom	The Netherlands	Other EMEA	Americas	Asia-Pacific	Total Group
12 months ended 31 December 2005	**1,384.0**	**1,185.5**	**1,046.8**	**1,432.5**	**250.3**	**159.8**	**5,458.9**
12 months ended 31 December 2004	1,235.9	1,221.6	1,034.2	1,324.6	284.7	148.2	5,249.3

Note 3 Personnel expenses

(In EUR million)	12 months ended 31 December 2005	% revenue	12 months ended 31 December 2004	% revenue
Wages and salaries	(2,226.1)	40.8%	(2,117.5)	40.4%
Social security charges	(614.8)	11.3%	(600.1)	11.4%
Tax, training, profit-sharing	(63.5)	1.1%	(57.3)	1.1%
Net charge to provisions for pensions	17.6	-0.3%	16.5	-0.3%
Total	**(2,886.8)**	**52.9%**	**(2,758.4)**	**52.6%**

Note 4 Operating expenses

(In EUR million)	12 months ended 31 December 2005	% revenue	12 months ended 31 December 2004	% revenue
Purchase for selling and royalties	(336.1)	6.2%	(358.5)	6.8%
Subcontracting costs	(599.8)	11.0%	(588.0)	11.2%
Premises costs	(210.8)	3.9%	(207.3)	3.9%
Means of production	(434.8)	7.9%	(359.7)	6.9%
Telecommunications	(106.2)	1.9%	(106.5)	2.0%
Travelling expenses	(123.8)	2.3%	(144.7)	2.8%
Taxes, other than corporate income tax	(23.3)	0.4%	(30.8)	0.6%
Other operating expenses	(220.7)	4.0%	(243.5)	4.7%
Sub-total expenses	**(2,055.4)**	**37.6%**	**(2,039.0)**	**38.9%**
Depreciation of fixed assets	(153.0)	2.8%	(146.9)	2.8%
Net depreciation of current assets	7.2	-0.1%	16.4	-0.3%
Net charge to provisions	42.1	-0.8%	61.8	-1.2%
Sub-total depreciation and provisions	**(103.7)**	**1.9%**	**(68.7)**	**1.3%**
Total	**(2,159.1)**	**39.5%**	**(2,107.6)**	**40.2%**

The analysis of operating expenses illustrates tight control on business-related expenses, part of which is due to Group focus on purchasing conditions. The increase in *means of production* is mainly related to Germany, where significant new contracts were entered into during the year. Other operating expenses comprise advertising costs, professional fees and company cars.

Note 5 Other operating income and expenses

(In EUR million)	12 months ended 31 December 2005	12 months ended 31 December 2004
Restructuring, rationalisation and integration costs	(56.5)	(148.7)
Net profit/(charge) relating to major litigations	3.6	(1.4)
Release of opening balance sheet provisions no longer needed	45.8	10.9
Capital gains and losses on disposal of assets	40.2	0.6
Impairment losses on long-term assets	(44.5)	–
Stock options	(13.9)	(24.5)
Total	**(25.2)**	**(163.1)**

Restructuring and rationalisation Restructuring and rationalisation costs amounted to EUR 56.5 million in 2005, principally as a result of the program put in place at the time of the Sema Group acquisition announcement.

Release of opening balance sheet provisions no longer needed During 2005, exposures for which provisions were recorded in the opening balance sheet at the time of the Origin and Sema Group acquisitions, have been positively settled, leading to a EUR 45.8 million release of provision.

Capital gains and losses on disposal of assets mainly comprise:

- a EUR 53.7 million capital gain generated on the disposal of the Group's Scandinavian activities
- a EUR 10.9 million adjustment to the fair value of the Middle East operations, which was treated as held for sale at 31 December 2005.

Impairment losses on long-term assets The EUR 44.5 million impairment losses result from a review of the fair value of long-term assets as detailed in Note 11 – Goodwill.

Financial report continued

Stock options In 2005, the Group announced one main stock option plan, under which 1,152,700 options were issued. Additional grants were made on an exceptional basis and amounted to a further 47,700 stock options.

Options are exercisable at a price equal to the average of the last 20 closing prices preceding the date of grant. The vesting period is gradual: options vest on successive portions over three years (since the 2005 stock options grant). Options expire if they remain unexercised after a period of ten years from the date of grant. Options are forfeited if the employee leaves the Group before the options vest, other than in exceptional circumstances authorised by the Chairman of the Management Board. Details of share options outstanding at the end of the year were as follows:

	12 months ended 31 December 2005		12 months ended 31 December 2004	
	Number of share options	**Weighted average exercise price**	Number of share options	Weighted average exercise price
Outstanding at the beginning of the year	**5,650,931**	**61.1**	**4,508,930**	**62.2**
Granted during the year	1,200,400	50.0	1,586,875	54.1
Forfeited during the year	(232,016)	61.0	(154,219)	46.2
Exercised during the year	(425,211)	30.8	(68,621)	36.1
Expired during the year	(48,672)	52.8	(222,034)	52.2
Outstanding at the end of the year	**6,145,432**	**61.1**	**5,650,931**	**61.1**
Exercisable at the end of the year (<EUR 55.7)	**548,770**	**29.5**	**254,954**	**29.5**

The weighted average issue share price for stock options exercised during 2005 was EUR 30.8. Options outstanding at the end of the year have a weighted average remaining contractual life of 6.2 years (2004 – 6.4 years). In 2005, options were mainly granted on 10 January. The estimated fair value of options granted on that date was EUR 19 for the French plan and EUR 16.8 for the foreign plan. In the previous year, options were granted on 9 February 2004. The estimated fair value of the options granted on that date was EUR 20.4 for the French plan and EUR 15.5 for the foreign plan.

	10 January 2005		9 February 2004	
	French plan	**Foreign plan**	French plan	Foreign plan
Share price at grant date	51.8	51.8	56.4	56.4
Exercise price	49.7	49.7	54.1	54.1
Expected volatility	34.1%	34.1%	34.1%	34.1%
Expected life	60 months	48 months	60 months	35 months
Risk free rate	2.96%	2.78%	3.19%	3.02%
Expected dividend yield	0%	0%	0%	0%

Expected volatility was determined by calculating the historical volatility of the Company's share price over the previous two years. The expected life used in the model has been adjusted based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

The Group recognised total expenses of EUR 13.9 million in 2005 (2004: EUR 24.5 million). The 2005 expense comprises EUR 11.7 million relating to the 2005 plans (of which EUR 11.6 million for the main plan) and EUR 2.2 million relating to the plans granted in 2003 and 2004.

Note 6 Net financial income

Net cost of financial debt

(In EUR million)	**12 months ended 31 December 2005**	12 months ended 31 December 2004
Net interest expenses	**(22.8)**	**(35.9)**
Gain/(loss) on disposal of cash equivalents	3.6	4.2
Gain/(loss) on interest rate hedges of financial debt	(5.5)	(5.5)
Net cost of financial debt	**(24.7)**	**(37.2)**

The average net debt during the year 2005 was EUR 490 million. The average net cost of financial debt amounted to 5.0%.

Other financial income and expenses

(In EUR million)	**12 months ended 31 December 2005**	12 months ended 31 December 2004
Foreign exchange income and hedge-related	6.4	
Financial income	**6.4**	
Discounting financial expenses	(3.3)	(5.7)
Foreign exchange expenses and hedge-related		(3.2)
Other financial expenses	(12.5)	(4.1)
Financial expenses	**(15.8)**	**(13.0)**
Other financial income and expenses	**(9.4)**	**(13.0)**

Other financial expenses included an impairment loss of EUR 7.4 million for the unamortised residual cost of the previous syndicated loan following its repayment after the signing of the new multi-currency revolving facility in May 2005, and the depreciation of a non-current financial asset amounting to EUR 6.9 million.

Note 7 Income tax expenses

Current and deferred taxes

(In EUR million)	**12 months ended 31 December 2005**	12 months ended 31 December 2004
Current taxes	(47.6)	(37.6)
Deferred taxes	(60.5)	(10.8)
Total	**(108.1)**	**(48.4)**

The deferred tax charge of EUR 60.5 million in 2005 was impacted by a net release of valuation allowances on deferred tax assets of EUR 19.4 million.



Financial report continued

Effective tax rate

The difference between the French standard rate of tax and the effective rate is shown as follows:

(In EUR million)	**12 months ended 31 December 2005**	12 months ended 31 December 2004
Net income before tax	353.7	170.0
French standard rate of tax	34.9%	35.4%
Theoretical tax charge at French standard rate	(123.6)	(60.2)
Impact of permanent differences	(20.5)	7.3
Differences in foreign tax rates	26.0	(0.8)
Impact of unrecognised tax assets	19.4	8.2
Other	(9.4)	(2.9)
Group tax charge	**(108.1)**	**(48.4)**
Effective tax rate	**30.6%**	**28.5%**

Note 8 Deferred taxes

Breakdown of deferred tax assets and liabilities by nature

(In EUR million)	Tax losses carry forward	Fixed assets	Pensions	Other	Total
At 31 December 2004	**57.6**	**28.8**	**110.7**	**81.7**	**278.8**
Charge to equity on IAS 32/39 first-time application				1.0	1.0
Charge to profit or loss for the year	(13.9)	(4.2)	(4.8)	(37.6)	(60.5)
Charge to goodwill				6.5	6.5
Change of scope	0.6	9.7		3.9	14.2
Charge to equity					
Reclassification	1.6		7.9	(8.4)	1.1
Exchange differences	0.5	0.6	2.6	0.2	3.9
At 31 December 2005	**46.4**	**34.9**	**116.4**	**47.3**	**245.0**

(In EUR million)	**12 months ended 31 December 2005**	12 months ended 31 December 2004
Deferred tax assets	265.6	284.2
Deferred tax liabilities	(20.6)	(5.4)
Total	**245.0**	**278.8**

Tax losses carry forward schedule

(in EUR million)	**12 months ended 31 December 2005**			12 months ended 31 December 2004		
	Recognised	**Unrecognised**	**Total**	Recognised	Unrecognised	Total
2005				0.3	0.6	0.9
2006	0.7	6.0	6.7		0.5	0.5
2007		9.9	9.9	0.5	5.0	5.5
2008	2.6	24.9	27.5		4.6	4.6
2009	11.1	66.3	77.4	46.5	39.9	86.4
Tax losses available for carry forward more than five years	13.2	127.0	140.2	31.3	208.4	239.7
Ordinary tax losses carry forward	**27.6**	**234.1**	**261.7**	**78.6**	**259.0**	**337.6**
Evergreen tax losses carry forward	**115.3**	**206.2**	**321.5**	**96.9**	**169.8**	**266.7**
Total tax losses carry forward	**142.9**	**440.3**	**583.2**	**175.5**	**428.8**	**604.3**

Compared to 2004, total tax losses carried forward have decreased by EUR 23 million. The decrease can be analysed as follows:

- EUR 31 million reduction due to the correction of accumulated tax losses in the United States and Germany of Sema entities acquired in 2004.
- EUR 46 million increase due to the correction of 2004 losses in the United Kingdom and Italy.
- EUR 40 million increase due to exchange differences.
- EUR 78 million of losses compensation by 2005 profits.

The countries with the largest tax losses available for carry forward are the United States (EUR 138 million), the United Kingdom (EUR 117 million), Italy (EUR 65 million), Germany (EUR 61 million), Asia Pacific (EUR 47 million), Brazil (EUR 39 million) and France (EUR 38 million).

Deferred tax assets not recognised by the Group

(In EUR million)	**12 months ended 31 December 2005**	12 months ended 31 December 2004
Tax losses carry forward	139.7	141.2
Temporary differences	53.4	77.5
Total	**193.1**	**218.7**

Note 9 Minority interests

(In EUR million)	31 December 2004	Income Statement	Others	**31 December 2005**
AEMS	38.7	3.9	100.1	142.7
AWP GmbH	5.4	3.0	(4.2)	4.2
Others	5.2	3.6	(2.5)	6.3
Total	**49.3**	**10.5**	**93.4**	**153.2**

The EUR 100 million increase in minority interests for Atos Euronext Market Solutions (AEMS) is the result of the extension of the partnership with Euronext.

Note 10 Earnings per share

Basic and diluted earnings per share are reconciled in the table below. Dilutive instruments comprise stock options, which do not generate any restatement of net income used for the diluted EPS calculation. The average number of stock options not exercised on 2005 amounted to 6,208,430 shares, out of which only 466,857 have a dilutive effect on earnings per share.

(In EUR million)	**31 December 2005**	31 December 2004
Net income – Group share [a]	**235.4**	**113.3**
Weighted average number of shares outstanding [b]	67,169,757	65,821,887
Impact of dilutive instruments [c]	466,857	570,375
Diluted weighted average number of shares [d]=[c]+[b]	67,636,614	66,392,262
Earnings per share in EUR [a]/[b]	**3.50**	**1.72**
Diluted earnings per share in EUR [a]/[d]	3.48	1.71

Financial report continued

Note 11 Goodwill

(In EUR million)	31 December 2004	Acquisition/ Depreciation	Disposals	Others	Exchange rate fluctuations	**31 December 2005**
Gross value	2,242.4	30.0	(109.3)	7.1	48.2	2,218.4
Impairment loss		(44.5)			(1.5)	(46.0)
Carrying amount	**2,242.4**	**(14.5)**	**(109.3)**	**7.1**	**46.7**	**2,172.4**

The EUR 30.0 million increase in goodwill during 2005 mainly relates to the AEMS business combination and to minority interest acquisition in relation to this business combination. The EUR 109.3 million decrease relates to the disposal of the Group's Scandinavian activities in June 2005 (EUR 98.6 million) and the disposal of the Middle East operation in February 2006, which has been classified as held for sale at 31 December 2005 (EUR 10.7 million).

Goodwill is allocated to the Group's cash generating units (CGUs) by geographical segment. A summary of the carrying amounts of goodwill allocated by CGU (or grouping of CGUs) is presented below:

(In EUR million)	**31 December 2005**	31 December 2004
France	538.1	516.3
United Kingdom	852.6	832.3
The Netherlands	299.5	299.5
Germany and Central Europe	117.6	113.4
Other European countries, Middle East and Africa	232.5	358.1
Americas	27.1	34.0
Asia-Pacific	105.0	88.8
Total	**2,172.4**	**2,242.4**

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial business plans approved by management, covering a three-year period. Cash flows beyond the three-year period are extrapolated using an estimated perpetual growth rate of 3.5%, consistent with forecasts included in industry analyst reports.

Key assumptions for value-in-use calculations are:

	Discount rate	Corresponding pre-tax discount rate
France	8.4%	11.0%
United Kingdom	9.2%	11.6%
The Netherlands	8.4%	10.6%
Germany and Central Europe	8.4%	11.5%
Other European countries, Middle East and Africa	Between 8.4% and 12.3%	Between 10.9% and 16.9%
Americas	Between 9.2% and 11.8%	Between 12.2% and 14.6%
Asia-Pacific	10.5%	12.8%

Pre-tax discount rates are applied by CGU based on the Group's weighted average cost of capital and adjusted to take into account specific conditions relating to each geographical area. A lower profitability outlook in some minor CGUs led the Group to record an impairment charge in the two following segments in 2005:

- Other European countries, Middle East and Africa : EUR 29.2 million,
- The Americas : EUR 15.3 million (mainly in relation to South American countries).

Note 12 Intangible assets

Intangible assets mainly comprised software representing a net value of EUR 61.5 million and EUR 22.4 million at 31 December 2005 and 31 December 2004 respectively.

(In EUR million)	Gross value	Amortisation	Net value
31 December 2004	**202.9**	**(172.0)**	**30.9**
Additions/charges	27.0	(24.3)	2.7
Disposals/reversals	(10.7)	7.9	(2.8)
Impact of business combinations	44.6	0.0	44.6
Disposals of subsidiaries	(0.1)	0.0	(0.1)
Exchange differences	3.7	(2.4)	1.3
Reclassified as held for sale	(0.3)	0.2	(0.1)
Others	(1.7)	0.1	(1.6)
31 December 2005	**265.4**	**(190.5)**	**74.9**

The impact of business combinations mainly consisted of intellectual property rights acquired within the AEMS business combination.

Note 13 Tangible assets

(In EUR million)	Land and buildings	IT equipment	Other assets	Total
Gross value				
At 1 January 2005	**179.3**	**774.4**	**97.5**	**1,051.3**
Additions	30.4	159.8	19.3	209.5
Disposals	(13.7)	(258.5)	(6.9)	(279.2)
Impact of business combinations	0.2	22.7	0.2	23.0
Disposal of subsidiaries	(0.7)	(20.7)	(12.3)	(33.7)
Exchange differences	1.9	16.7	2.5	21.1
Reclassified as held for sale	(0.3)	(2.0)	(1.4)	(3.7)
Others	6.7	2.8	(8.2)	1.4
At 31 December 2005	**203.8**	**695.3**	**90.7**	**989.7**
Accumulated depreciation				
At 1 January 2005	**(97.3)**	**(657.8)**	**(63.4)**	**(818.5)**
Depreciation charge for the year	(18.2)	(99.2)	(11.9)	(129.3)
Eliminated on disposal	11.4	246.5	9.8	267.6
On assets reclassified as held for sale	0.1	0.8	0.2	1.1
Exchange differences	(1.3)	(13.1)	(1.6)	(16.0)
Disposal of subsidiaries	0.1	19.4	10.6	30.2
Others	(0.9)	(1.3)	0.7	(1.4)
At 31 December 2005	**(106.1)**	**(504.7)**	**(55.6)**	**(666.2)**
Net value				
At 1 January 2005	**82.0**	**116.6**	**34.1**	**232.7**
At 31 December 2005	**97.7**	**190.7**	**35.1**	**323.5**

The increase in net tangible assets included EUR 22 million of assets transferred through the AEMS business combination and EUR 51 million of hardware finance leased on German contracts.

Financial report continued

Finance leases

Tangible assets held under finance leases had a net carrying value of EUR 60.7 million. Future minimum lease payments under non-cancellable leases amounted to EUR 64.2 million at year end.

(In EUR million)	Minimum lease payments	2005 Interest	Principal	2004 Principal
Less than one year	29.9	(2.8)	27.1	6.7
Between one and five years	34.2	(1.5)	32.7	9.5
More than five years	0.1		0.1	0.1
Total	**64.2**	**(4.3)**	**59.9**	**16.3**

Note 14 Non-current financial assets

Non-current financial assets of EUR 33.9 million included securities accounted for under the equity method, non-consolidated interests amounting to EUR 3.4 million, pension prepayments of EUR 5.5 million and loans, deposits and guarantees (primarily linked to property rentals) of EUR 19.4 million.

Note 15 Trade accounts and notes receivable

(In EUR million)	31 December 2005	31 December 2004
Gross value	1,596.9	1,565.5
Provision for doubtful debts	(33.9)	(46.5)
Net asset value	**1,563.0**	**1,519.0**
Prepayments	(23.9)	(23.0)
Deferred income and amounts due to customers	(342.5)	(281.5)
Net accounts receivable	1,196.6	1,214.4
Number of days' sales outstanding	**63**	**65**

The reduction in days' sales outstanding demonstrated again the Group's focus on working capital management.

Note 16 Cash and cash equivalents

(in EUR million)	31 December 2005	31 December 2004
Cash in hand and short-term bank deposit	530.8	206.9
Money market funds	2.7	258.6
Total	**533.5**	**465.5**

Depending on market conditions and short-term cash flow expectations, Atos Origin from time-to-time invests in Money Market funds with a maturity period not exceeding three months.

Note 17 Pensions

The total amount recognised in the Group balance sheet in respect of pension plans and associated benefits was EUR 483.7million at 31 December 2005. The Group's commitments are located predominantly in the United Kingdom (56% of Group total obligations), The Netherlands (36%) and Germany (3%). These commitments are mostly generated by hybrid pension plans, which are both of the defined contribution and defined benefit in nature. Only the defined benefit component gives rise to a valuation of long term commitments for the Group, after deduction of applicable limitations and ceilings which have been introduced in the majority of these plans. These plans are externally funded through separate legal entities, which receive employer and employee contributions.

Actuarial methods used to determine Group contribution obligations in respect of these plans differ from the "projected unit credit method" used for the valuation of accounting costs and commitments. In particular, contribution schedules and solvency rules applicable to Group pension funds usually rely on vested benefit approaches rather than projected benefit methods and, in certain instances, allow for an anticipation of future financial returns which cannot be reflected in accounting numbers. The funding of benefit entitlements accumulated by beneficiaries in the various schemes is spread over their expected active careers. The average benefit payment maturity is estimated to be around 20 years for the most significant funds of the Group.

The net funding deficit of the benefit plans shown in the table below (the difference between the value of benefit obligations and related plan assets at closing) does not therefore represent a short-term payable obligation.

Group commitments are also generated, but to a lesser extent, by legal or collectively bargained end of service or end of career benefit plans. Group commitments in respect of post-employment healthcare benefits are not significant.

The amounts recognised in the balance sheet as at 31 December 2005 relies on the following components, determined at each benefit plan's level:

(In EUR million)	**31 December 2005**	31 December 2004
Amounts recognised in financial statements consist of :		
Prepaid pension asset – post-employment plans	5.5	–
Accrued liability – post-employment plans	(462.8)	(498.4)
Accrued liability – other long-term benefits	(26.4)	(23.8)
Net amount recognised – Total	**(483.7)**	**(522.2)**
Components of net periodic cost		
Service cost (net of employees' contributions)	74.5	63.3
Interest Cost	97.9	98.8
Expected return on plan assets	(105.4)	(95.8)
Amortisation of prior service cost	1.5	0.2
Amortisation of actuarial (gain)/ loss	(0.5)	–
Effect of asset ceiling	0.5	–
Curtailment (gain)/loss	(21.0)	(1.4)
Settlement (gain)/loss	(15.6)	0.0
Net periodic pension cost – post-employment plans	**31.9**	**65.1**
Net periodic pension cost – other long-term benefits	**3.8**	**4.8**
Net periodic pension cost – Total	**35.7**	**69.9**
Change in defined benefit obligation (post-employment plans only)		
Defined benefit obligation at 1 January	2,021.5	883.0
Exchange rate impact	30.4	(2.9)
Service cost (net of employees' contributions)	74.5	63.3
Interest cost	97.9	98.8
Employees' contributions	18.1	16.9
Plan amendments	0.7	9.0
Curtailment	(22.1)	(1.0)
Settlement	(15.6)	–
Business combinations/disposals	(52.5)	894.8
Benefits paid	(38.7)	(57.2)
Actuarial (gains)/losses	240.9	116.8
Defined benefit obligation at 31 December – post-employment benefits	**2,355.1**	**2,021.5**
Experience adjustments generated in current year on DBO	**(37.7)**	**(7.9)**
Change in plan assets (post-employment plans only)		
Fair value of plan assets at 1 January	1,432.7	680.3
Exchange rate impact	23.6	(2.6)
Actual return on plan assets	278.4	128.0
Employer contributions	61.8	78.5
Employees' contributions	18.1	16.9
Benefits paid by the fund	(31.7)	(41.5)
Settlement	–	–
Business combinations/disposals	(43.9)	573.1
Fair value of plan assets at 31 December	**1,739.0**	**1,432.7**

(In EUR million)	31 December 2005	31 December 2004
Reconciliation of prepaid/(accrued) benefit cost (all plans)		
Funded status – post employment plans	(616.1)	(588.8)
Funded status – other long-term benefit plans	(26.4)	(23.8)
Unrecognised actuarial (gain)/Loss	150.8	81.5
Unrecognised past service cost	8.5	8.9
Any other amount not recognised (asset ceiling limitation, ...)	(0.5)	0.0
Prepaid/(accrued) pension cost – all plans	**(483.7)**	**(522.2)**
Of which provision for pension and similar benefits	(477.8)	(514.7)
Non-current financial assets	5.5	–
Other non-current financial liability	(11.4)	(7.5)
Reconciliation of net amount recognised (all plans)		
Net amount recognised at beginning of year	**(522.2)**	**(221.2)**
Net periodic pension cost – post-employment plans	(31.9)	(65.1)
Benefits paid by employer – post-employment plans	7.0	15.7
Employer contributions for – post-employment plans	61.8	78.5
Business combinations/disposals	8.6	(321.7)
Other (other long-term benefit, exchange rate)	(7.0)	(8.4)
Net amount recognised at end of year	**(483.7)**	**(522.2)**

The obligations in respect of benefit plans which are partially or totally funded through external funds (pension funds) were EUR 2,214 million at 31 December 2005 and EUR 1,878 million at 31 December 2004, representing more than 90% of Group total obligations.

Plan assets, which do not include Atos Origin securities or any assets used by the Group, were invested at 31 December 2005 as follows:

	31 December 2005	31 December 2004
Equity	61%	58%
Bonds	32%	33%
Other	7%	9%

Further to a service cost of EUR 74.5 million, and net financial income of EUR 7.5 million, the Group Income Statement also incorporates the impact of the following benefit cost optimisation actions undertaken in 2005:

- various early retirement benefit plans in The Netherlands have been renegotiated following changes in Dutch tax legislation, generating a net release of EUR 10.5 million of provisions which had been charged in previous years;
- death-in-service benefit in The Netherlands have been externally reinsured, resulting in a net release of EUR 11.6 million of provisions charged in previous years.

The Group expects further modifications to its main pension plan in The Netherlands, which are currently being negotiated and will generate an increase of its related commitments. An initial estimate based on preliminary discussions would lead to an impact of around EUR 10 million in 2006.

Contributions expected to be paid in respect of the Group's main benefits plans in 2006 amount to EUR 25 million in respect of Dutch benefit schemes and EUR 37 million in respect of pension plans in the United Kingdom.

Group obligations are valued by independent actuaries, based on assumptions that are periodically updated. These assumptions are set out in the table below:

	United Kingdom		Euro zone	
(In EUR million)	31 December 2005	31 December 2004	31 December 2005	31 December 2004
Discount rate	4.75%	5.25%	4.0%	4.75%
Long-term expected return on plan assets	7.0%	7.5%	7.0%	7.0%
Salary increase assumption	2.75%–3.25%	2.5%–3.0%	1.9%–3.0%	1.9%–3.0%

The expected long-term investment return assumption on plan assets has been determined based on the particular asset allocation of each benefit plan, through the formulation of a specific expected return assumption for each asset class.

Note 18 Provisions

(In EUR million)	31 December 2004	Charge	Release used	Release unused	Other (a)	31 December 2005	Current	Non-current
Fair value adjustment	13.6	–	(12.0)	(0.3)	(1.3)	–	–	–
Reorganisation	51.0	38.1	(51.7)	(3.1)	(3.7)	30.7	30.7	
Rationalisation	50.3	11.8	(16.4)	(6.4)	4.9	44.2	8.3	35.9
Project commitments	100.3	11.1	(42.2)	(9.6)	6.2	65.8	65.8	–
Litigation and contingencies	113.6	14.5	(12.5)	(19.3)	15.2	111.6	–	111.6
Total provisions	**328.8**	**75.6**	**(134.7)**	**(38.6)**	**21.2**	**252.4**	**104.9**	**147.5**

(a) Other movements mainly consist of the translation adjustment resulting from the translation of the provisions of the entities outside the euro zone.

Fair value adjustment

Fair value adjustment provisions consist mainly of commitments for software licences that are in excess of the Group's commercial requirements and were taken over upon the acquisition of Origin and Sema Group.

Reorganisation and rationalisation

Reorganisation and rationalisation provisions amounted to EUR 74.9 million (EUR 30.7 million and EUR 44.2 million respectively) and are mainly related to the completion of the restructuring program disclosed at the time of the Sema Group acquisition announcement. Reorganisation provisions at 31 December 2005 included provisions for restructuring announced, but still to be executed. Rationalisation provisions at 31 December 2005 included provisions to cover the rationalisation of premises and data processing facilities, dilapidations and restorations, in respect of empty space.

Project commitments

Due to continuing action aimed at reducing the level of loss-making contracts, provisions for project commitments decreased during 2005 through improvements in efficiency and operational performance, including increasing utilisation rates, rationalising production centres, premises and indirect non-productive costs, and by achieving synergies in purchasing power over a broader cost base and reducing overheads costs. The total provision related to project commitments is shown as current, since it is expected to be used during the normal cycle of operations, which can extend beyond 12 months.

Litigation and contingencies

Litigation and contingencies relate mainly to tax risks, litigation, commercial risks relating to operations and personnel costs. The action plan implemented during preceding years (including through insurance-incentives, the promotion of service quality and actions towards the tax authorities), will help achieve further reductions in the number and value of claims and litigation.

Movements on provisions impacted the income statement in aggregate as follows:

(In EUR million)	Increase	Release used	Release unused
Operating margin	(21.2)	51.1	11.1
Other operating items	(49.9)	83.3	27.5
Financial result	(3.4)	0.3	
Income tax	(1.1)		
Total income statement impact	**(75.6)**	**134.7**	**38.6**

Releases of unused provisions for EUR 11.1 million originally recorded within operating margin resulted from Management action to reduce or settle positively outstanding risks.

The release of unused provisions in "other operating income and expenses" included unused provisions created in the Origin and Sema Group opening balance sheets for merger-related tax risks and other various items.

Financial report continued

Note 19 Borrowings

(In EUR million)	31 December 2005 Current	Non-current	Total	31 December 2004 Current	Non-current	Total
Finance leases	(27.1)	(32.8)	(59.9)	(6.7)	(9.6)	(16.3)
Bank loans	(5.6)	(450.5)	(456.1)	(162.3)	(607.1)	(769.3)
Securitisation	(140.7)	–	(140.7)	(132.8)	–	(132.8)
Other borrowings	(28.0)	(22.8)	(50.8)	(23.1)	(15.5)	(38.6)
Total borrowings	**(201.4)**	**(506.2)**	**(707.6)**	**(324.9)**	**(632.2)**	**(957.1)**

The evolution of finance lease commitments is explained in note 13.

On 12 May 2005, Atos Origin signed a EUR 1.2 billion multi-currency revolving facility with a consortium of banks. The new loan was used to refinance the previous syndicated loan of EUR 0.9 billion set up in January 2004 when Sema Group was acquired. The new loan has a maturity of five years with the possibility of a two-year extension. At 31 December 2005, the Group had drawn down EUR 440 million out of its EUR 1.2 billion multi-currency revolving facility.

In March 2004, Atos Origin entered into a five-year pan-European programme with Ester Finance, a 100% subsidiary of CALYON rated by Standard and Poors and Moodies AA- and Aa2 respectively. The maximum amount financed through this program is EUR 200 million. The trade receivables from Atos Origin entities in The Netherlands, France, United Kingdom and Germany were sold on a recurring basis. Ester Finance issued commercial paper rated A1P1 to finance this transaction. A subordinated deposit (made in the form of trade receivables) to the purchaser supports this level of rating. The amount of the deposit is recalculated on a monthly basis and is a function of several ratios such as dilution, DSO's, loss ratio, etc.

The Group retains substantially all the risks and rewards of ownership of the transferred asset of the securitisation programme. As such, they do not qualify for derecognition. The transferred assets and a financial liability for the consideration received are recognised.

The multi-currency revolving facility and the securitisation program are subject to the same financial covenants as follows:

Nature of ratios subject to covenants	Covenants	Group ratios at 31 December 2005
Leverage ratio (Net debt to OMDA)	not greater than 2.5	0.36
Interest cover ratio (Operating margin to net cost of financial debt)	not lower than 4.0	16.7

OMDA : Operating margin before depreciation of fixed assets and net charge for pensions and operating provisions.

Non-current borrowings maturity

(In EUR million)	2006	2007	2008	2009	2010	> 2010	Total
Finance leases		(19.8)	(10.3)	(2.6)	(0.0)	(0.1)	(32.8)
Bank loans		(3.4)	(2.2)	(1.9)	(442.3)	(0.7)	(450.5)
Other borrowings		(6.4)	(5.4)	(6.7)	(4.2)	0.0	(22.8)
As at 31 December 2005 long-term debt		**(29.7)**	**(18.0)**	**(11.2)**	**(446.5)**	**(0.8)**	**(506.2)**
As at 31 December 2004 long-term debt	(111.1)	(106.0)	(106.3)	(307.7)	(1.0)		(632.2)

Borrowings in currencies

The carrying amounts of the Group's borrowings were denominated in the following currencies:

(In EUR million)	EUR	Other currency	Total
31 December 2005	**(687.7)**	**(19.9)**	**(707.6)**
31 December 2004	(912.1)	(45.0)	(957.1)

Fair value and effective interest rate of financial debt

The fair value of bank loans, which are primarily composed of variable interest rate loans, are considered as being the same as their carrying value. For other elements of borrowings, carrying value is considered the best estimate of fair value, the difference between the fair value and the carrying value not being material.

The effective interest rates in 2005 were as follows:

(In EUR million)	*Carrying value*	**Fair value**	**Effective interest rate**
Finance leases	(59.9)	(59.9)	6.00%
Bank loans	(456.1)	(456.1)	3.32%
Securitisation	(140.7)	(140.7)	2.71%
Other borrowings	(50.8)	(50.8)	N/A
Total borrowings (*)	**(707.6)**	**(707.6)**	**3.43%**

(*) Before effect of hedging transactions

Net debt

Net debt movements over the period were as follows:

	31 December 2005	31 December 2004
Cash and cash equivalents	533.5	465.5
Short-term financial receivables	–	–
Borrowings	(707.6)	(957.1)
Derivatives instruments on borrowings	(6.4)	
Closing net debt	**(180.5)**	**(491.6)**

Change in net debt over the period

(In EUR million)	Notes (*)	**12 months ended 31 December 2005**	12 months ended 31 December 2004
Opening net debt		**(491.6)**	**(266.3)**
New borrowings	n	(665.6)	(1,029.5)
Repayment of long and medium-term borrowings	o	979.6	919.1
Increase/(decrease) in cash and cash equivalents	q	42.5	(39.0)
Lease (change and net interest paid)	r	(56.6)	(10.6)
Long and medium-term debt of companies purchased during the period	s	(1.5)	(37.8)
Long and medium-term debt of companies sold during the period	t	–	0.4
Impact of exchange rate fluctuations on net long and medium-term debt	u	29.8	(19.2)
Profit-sharing amounts payable to French employees transferred to debt	v	(6.1)	(8.7)
Impact of the first application of IAS 32 and 39	w	(11.0)	-
Closing net debt		**(180.5)**	**(491.6)**

(*) For reconciliation to the consolidated cash flow statement and the cash flow by activity below.



Financial report continued

Cash flow by activity over the period

(In EUR million)	Notes (*)	12 months ended 31 December 2005	12 months ended 31 December 2004
Cash from operating activities restated (**)	a-x-y	515.8	402.8
Income tax paid	b	(29.2)	(55.1)
Change in working capital requirement	c	27.4	95.7
Net cash from operating activities restated (**)		514.0	443.4
Purchase of tangible and intangible assets	d+r	(230.1)	(140.1)
Proceeds from disposals of tangible and intangible assets	e	11.0	37.4
Net cash from operations		**294.9**	**340.7**
Reorganisation, rationalisation and integration	x	(86.9)	(141.9)
Fair value adjustments	y	(12.0)	(14.6)
Other changes	j-k-l-m-p-u-v-w	(11.4)	(67.0)
Net cash before financial investments		**184.7**	**117.2**
Financial investments	f-g-s	(31.1)	(520.8)
Proceeds from disposals of financial investments	h-i-t	157.5	178.3
Net financial investments		**126.4**	**(342.5)**
Net cash flow		**311.1**	**(225.3)**
Opening net debt		**(491.6)**	**(266.3)**
Closing net debt		**(180.5)**	**(491.6)**

(*) For reconciliation to the consolidated cash flow statement.
(**) Excluding reorganisation, restructuring and fair value adjustments.

A total of EUR 69.9 million and EUR 17.0 million was incurred in cash during 2005 for reorganisation and rationalisation respectively.

Note 20 Fair value and characteristics of financial instruments

(In EUR million)	31 December 2005		1 January 2005	
	Assets	Liabilities	Assets	Liabilities
Forward foreign exchange contracts	0.9	(6.2)	6.5	
Interest rate swaps		(6.4)		(12.5)
Analysed as:				
Non-current		(6.4)		(12.5)
Current	0.9	(6.2)	6.5	

The fair value of financial instruments is provided by banking counterparties.

Interest rate risk

Bank loans of EUR 456 million (2004: EUR 769 million) are arranged at floating rates, thus exposing the Group to cash flow interest rate risk. The Group mitigates its interest rate exposure using interest rates swap contracts with financial institutions in order to fix the rate of a portion of the floating-rate financial debt. The fair value of the financial instruments used to hedge the floating-rate financial qualifies for cash flow hedge accounting. After the effect of this hedge, the bank loan interest rate in 2005 was 3.55%.

The fair value of these swaps at 31 December 2005 was EUR 6.4 million. The net amount of cash flow hedge reserve at 31 December 2005 was EUR -3.8 million, with a variation of EUR 4.3 million net of tax over the year.

Exposure to interest rate risk

The table below presents the interest rate risk exposure of the Group based on future debt commitments. The exposure at floating rate after hedging risk management is approximately EUR -159 million at 31 December 2005. A 1% rise in 3-month Euribor would impact positively the financial expense by EUR 1.6 million in 2006 assuming the structure (cash/floating debt/hedges) remains stable for the full period of the loan.

(In EUR million)	Less than 1 year	Exposure 1–5 Years	**Total**
Bank loans	(5.6)	(450.5)	(456.1)
Securitisation program	(140.7)		(140.7)
Others	(28.0)	(22.8)	(50.8)
Total liabilities	**(174.3)**	**(473.3)**	**(647.6)**
Total cash and cash equivalents (a)	**533.5**		**533.5**
Net position before risk management	359.2	(473.3)	(114.1)
Hedging instruments		273.0	273.0
Net position after risk management	**359.2**	**(200.3)**	**158.9**

(a) Overnight deposits (deposit certificate) + overnight securities BMTN

Currency exchange risk

Atos Origin operates in 40 countries. However, in most cases, Atos Origin invoices in the country where the Group renders the service, thus limiting the foreign exchange risk. Where this is not the case, the Group uses hedging instruments such as forward contracts or foreign currency swaps to minimise the risk.

Hedge accounting

There is no material deviation between the maturity of the financial instruments and the period in which the cash flows are expected to occur.

At 31 December 2005, most of the derivatives were considered as fair value hedge or trading instruments except for interest rate swaps covering the financial debt and the forward contracts related to a specific contract denominated in US$, which are both qualified as cash flow hedge.

Breakdown of the designation of the instruments per currency are as follows:

	31 December 2005		1 January 2005	
Instruments	**Fair value**	**Notional**	Fair value	Notional
Cash flow hedge				
Interest rate				
Swaps	(6.4)	273.0	(12.5)	323.0
Foreign exchange				
Forward contracts US$	0.6	21.5	–	–
Fair value hedge – trading				
Foreign exchange				
Forward contracts US$	(6.1)	94.3	5.7	55.2
Forward contract SEK	0.2	126.0	–	–
Forward contracts GBP	(0.1)	3.7	0.8	19.8

Note 21 Trade accounts and notes payable

	31 December 2005	31 December 2004
Trade payables	579.6	572.0
Amounts payable on tangible assets	7.6	5.2
Total	**587.2**	**577.3**



Financial report continued

Note 22 Other current liabilities

	31 December 2005	31 December 2004
Advances and down payments received on client orders	23.9	23.0
Employee-related liabilities	305.6	294.9
Social security and other employee welfare liabilities	206.9	180.4
VAT payable	186.4	171.2
Deferred income	225.5	160.9
Other operating liabilities	162.6	162.7
Total	**1,110.9**	**993.1**

Note 23 Assets and liabilities held for sale

Assets and liabilities held for sale for EUR 36.2 million and EUR 15.4 million respectively, are related to the disposal of the Middle East activities in February 2006 as explained in the subsequent events note.

Note 24 Off-balance-sheet commitments

Off-balance-sheet commitments include all significant rights and obligations of the Atos Origin Group other than those already included in the consolidated balance sheet and income statement. In line with the Financial Security Act published in August 2003, in order to ensure that off-balance-sheet commitments given or received by the Group are exhaustive, exact and consistent, internal procedures for the identification and control of off-balance-sheet commitments are strictly followed:

- Group external financing is centralised at corporate level and validated by the Management Board.
- The Group makes a clear distinction between the approval of an investment and the financing decision for the approved investment. Process and threshold for investments to be approved by the internal Investment Committee are defined. Investments linked to major contracts may also require approval by the Management Board under the contract approval process.
- The Group has issued instructions for the review and issuance of business and credit-related guarantees. These instructions define the approval process, including formal approval of the Group CFO in defined cases. The request for approval must be sent to Corporate Legal and Corporate Treasury to review compliance with all Group policies.
- For parent company guarantees (performance and financial guarantees), limits are authorised by the Supervisory Board within which the Management Board is authorised to grant guarantees. These limits are usually set for a 12-month period. For parent company guarantees exceeding a certain amount, specific authorisation must be sought from the Supervisory Board. The administration of these guarantees takes place at corporate level. At a local level the residual value of guarantees is defined and monitored by a joint assessment of legal and finance departments on a regular basis.
- All bank guarantees require Corporate approval. The reconciliation of bank guarantees with the issuing bank is a local responsibility and is requested on a periodic basis. The main criteria for the approval of guarantees are compliance with legal requirements and a satisfactory risk assessment of the contract with the client.

In order to avoid double counting, issued guarantees are not disclosed if the underlying commitments (e.g. lease payments for office rent) are already disclosed or the underlying commitments are already recorded in the balance sheet (e.g. as a liability).

Contractual commitments

The table below illustrates the minimum future payments for firm obligations and commitments over the coming years. Amounts indicated under the long-term borrowings and finance leases are posted on the Group balance sheet.

(In EUR million)	31 December 2005	Maturing -1 year	1 to 5 years	Over 5 years	31 December 2004
Long-term borrowings (> 5 years)	456.1	5.6	449.8	0.7	769.3
Finance leases	59.9	27.1	32.7	0.1	16.3
Recorded on the balance sheet	**516.0**	**32.7**	**482.5**	**0.8**	**785.6**
Operating leases: land, buildings, fittings	587.3	126.1	346.6	114.5	646.2
Operating leases: IT equipment	146.0	72.1	73.4	0.5	212.6
Operating leases: other fixed assets	114.9	44.5	70.5	–	91.3
Non-cancellable purchase obligations (>5 years)	28.4	16.2	12.0	0.2	58.1
Commitments	**876.6**	**258.9**	**502.5**	**115.2**	**1,008.2**
Total	**1,392.6**	**291.6**	**985.0**	**116.0**	**1,793.8**

Contractual commitments do not include EUR 0.6 million for the Middle East operation, which is classified as held for sale.

Commercial commitments

(In EUR million)	31 December 2005	31 December 2004
Performance guarantees	661.3	499.4
Bank guarantees	114.9	127.4
Pledges	1.3	5.0
Total	**777.5**	**631.8**

Commercial commitments do not include EUR 5.4 million for the Middle East operation, which was classified as held for sale at 31 December 2005.

In the context of the work performed by the Group for the International Olympic Committee (IOC), Atos Origin SAE (Spain) granted a full performance guarantee to the IOC in case the Atos Origin signing entity (or any other affiliate to whom all or part of the rights and obligations could have been assigned) is unable to provide the services required under the contract.

In relation to the multi-currency revolving facility, Atos Origin SA had guaranteed at 31 December 2005 the consortium of banks represented by BNP PARIBAS, to cover up to EUR 440 million the obligations of its subsidiary, Atos Origin Telco Services B.V.

Subsequent to the Cellnet disposal in July 2004, Atos Origin SA still has one outstanding guarantee with Schlumberger in relationship with Citicorp for a total amount of USD 111 million, which is fully counter-guaranteed by the acquirer of Cellnet, "Cellnet Holdings Corp".

Financial report continued

Note 25 Related party transactions

Transactions between Atos Origin and its subsidiaries, which are related parties of the Group, have been eliminated on consolidation and are not disclosed in this note.

In 2004, Philips and Schlumberger were related parties by reason of their substantial shareholdings in the Group. No specific disclosure was given since they were major clients of the Group. In 2005, Philips and Schlumberger disposed of their shares in Atos Origin and the free float of the Company shares is almost 100% at 31 December 2005. As a consequence, the Group had no external related party relationships at that date.

Compensation of Board Members

The remuneration of Management Board members during the year was as follows:

(In EUR million)	**12 months ended 31 December 2005**	12 months ended 31 December 2004
Short-term benefits	10.1	10.2
Long-term incentives	3.2	–
Termination benefits	3.6	–
Post-employment benefits	0.1	–
Share-based payments: stock options	2.9	5.5
Total	**19.9**	**15.7**

The remuneration of Management Board members is determined by the Remuneration Committee having regard to the performance of individuals and the Group's financial achievements.

Short-term benefits include salaries and bonuses as approved by the Supervisory Board, and fringe benefits. Bonuses correspond to the total charge in income statement including the bonuses effectively paid during the exercise, the charge in accruals relating to current year and the release in accruals relating to previous year.

Note 26 Subsequent events

Atos Origin divests its Middle-East operation

On 8 February 2006 the Group disposed of its Middle East operation to local management, who have run the business since 2000.
The Middle East operation, which is based in Bahrain, became part of the Group when Atos merged with Origin in 2000.

Approval of financial statements The financial statements were presented by the Management board to the Supervisory board on 7 March 2006 and are proposed for approval at the AGM on 23 May 2006.

Note 27 Scope of consolidation as of 31 December 2005

	% of interest	Consolidation method	% of control	Address
Holding				
Atos Origin SA	Consolidating parent company			18 avenue d'Alsace 92400 Courbevoie
Atos Origin BV	100	FC	100	Groenewoudseweg 1, 5621 BA Eindhoven, Netherlands
Atos Origin International NV	100	FC	100	Rue Abbé Cuypers 3, Priester Cuypersstraat, 1040 Brussel
Atos Origin International Competencies and Alliances (ICA)	100	FC	100	Rue Abbé Cuypers 3, Priester Cuypersstraat, 1040 Brussel
Saint Louis Re	100	FC	100	65 Avenue de la Gare, L16111 Luxembourg
Atos Origin Internatinal SAS	100	FC	100	18 Avenue d'Alsace, 92400 Courbevoie
Atos Origin International BV	100	FC	100	Naritaweg 52, 1043 BZ Amsterdam, Netherlands
France				
Arema	95	FC	95	18 Avenue d'Alsace, 92400 Courbevoie
Atos Worldline	100	FC	100	18 Avenue d'Alsace, 92400 Courbevoie
Atos Origin Integration	100	FC	100	18 Avenue d'Alsace, 92400 Courbevoie
Diamis	30	FC	60	6/8 Boulevard Haussmann, 75009 Paris
Mantis SA	100	FC	100	24 Rue des Jeûneurs, 75002 Paris
Atos Origin Infogérance	100	FC	100	18 Avenue d'Alsace, 92400 Courbevoie
Atos TPI	51	FC	51	18 Avenue d'Alsace, 92400 Courbevoie
Bourse Connect	50	FC	100	4 Place de la Bourse, 75002 Paris
Atos Consulting	100	FC	100	18 Avenue d'Alsace, 92400 Courbevoie
A2B	66	FC	66	18 Avenue d'Alsace, 92400 Courbevoie
Atos Euronext Market Solution SAS	50	FC	50	6/8 Boulevard Haussmann, 75009 Paris
Atos Origin Formation	100	FC	100	7/13 Rue Bucarest, 75008 Paris
Atos Origin Groupe Idee Industrie Services	100	FC	100	18 Avenue d'Alsace, 92400 Courbevoie
United Kingdom				
Atos Consulting Limited	100	FC	100	4 Triton Square, Regent's Place, London, NW1 3HG United Kingdom
Atos Origin IT Services UK Ltd	100	FC	100	4 Triton Square, Regent's Place, London, NW1 3HG United Kingdom
Atos Euronext Market Solution Ltd	50	FC	50	Cannon Bridge House, 1 Cousin Lane, London EC4R 3XX
Atos Euronext Market Solution IPR Ltd	50	FC	50	Cannon Bridge House, 1 Cousin Lane, London EC4R 3XX
The Netherlands				
Atos Origin IT Services Nederland B.V.	100	FC	100	Papendorpseweg 93, 3528 BJ Utrecht, Netherlands
Atos Origin IT Systems Management Nederland BV	100	FC	100	Papendorpseweg 93, 3528 BJ Utrecht, Netherlands
Atos Origin Nederland B.V.	100	FC	100	Papendorpseweg 93, 3528 BJ Utrecht, Netherlands
Atos Origin Telco Services	100	FC	100	Henri Dunantlaan 2, 9728 HD Groningen, Netherlands
Atos Origin IT Financial Services BV	100	FC	100	Arlandaweg 98, 1043 HP, Amsterdam, Netherlands
Atos Consulting NV	100	FC	100	Papendorpseweg 93, 3528 BJ Utrecht, Netherlands
Atos Origin Information Technology BV	100	FC	100	Papendorpseweg 93, 3528 BJ Utrecht
Atos Origin CT BV	100	FC	100	Winschoterdiep 46, 9723 AC Groningen
E.M.E.A. (Europe – Middle East – Africa)				
Austria				
Atos Origin Information Technology GmbH	100	FC	100	Technologiestrasse 8/ Gebaude D, 1120 Vienna, Austria
Belgium				
Atos Origin Belgium SA	100	FC	100	Da Vincilaan 5, 1930 Zaventem
Germany				
Atos Worldline Gmbh	100	FC	100	Hahnstrasse 25, 60528 Frankfurt am Main
Atos Origin GMBH	100	FC	100	Curiestrasse 5, D 70563 Stuttgart
Atos Worldline Processing GmbH	58,4	FC	58,4	Hahnstrasse 25, 60528 Frankfurt, Germany
Greece				
Atos Origin Hellas SA	100	FC	100	Kifissias 18, 15125 Maroussi, Athens
Italy				
Atos Origin Italia SPA	100	FC	100	11026 Pont Saint Martin (AO), Viale Carlo Viola n. 76

Financial report *continued*

	% of interest	Consolidation method	% of control	Address
Luxembourg				
Atos Origin Luxembourg S.A.	100	FC	100	ZA Bourmicht L8070 Bertrange
Morocco				
Atos Origin Maroc	100	FC	100	RABAT- SOUSSI, 3 rue Ahmed Balafrej
Poland				
Atos Origin IT Services SP ZOO	100	FC	100	Ul. Domaniewska 41 (Taurus Building), 02- 672 Warswaza, Poland
Portugal				
Atos Origin Tecnologias de Informaçao LDA	100	FC	100	5 Avenue Outubro, 73C 1° Edificio Goya, 1050 Lisbonne, Portugal
Saudi Arabia				
Atos Origin Middle East (Saudi Arabia)	100	FC	100	PO BOX 30862, Al Khobar 31952, Saudi Arabia
South Africa				
Atos Origin (Pty) Ltd	70	FC	70	204 Rivonia Road, Sandton, private bag X 136, Bryanston 2021
Spain				
Atos Origin, Sociedad Anonima Espanola	100	FC	100	Albarracin 25- Madrid 28037- Spain
Sweden				
Atos Consulting AB (Sweden)	55	FC	55	Wallingatan 11, 111 60, Stockholm
Switzerland				
Atos Origin (Schweiz) AG	100	FC	100	Industriestrasse 19, 8304 Wallisellen (Zurich)
Turkey				
Atos Origin Bilisim Danismanlik ve Musteri Hizmetleri Sanayi ve Ticaret A/S	100	FC	100	Istanbul, ITU Ari Tecknokent 2 Maslak Mahallesi Buyukdere Cad. A Block Dat Daire4 Sisli 34398 (changed on 26/09/05 by BoD resolution)
Asia Pacific				
China				
Atos Origin Information Technology (Shangai) Co. Ltd.	100	FC	100	Room 1103- B4, Pudong software park, Zhang Jiang Hi-Tech Zone, 498 Guo Shou King Road, Shanghai 201203
Atos Origin Information Technology (Beijing) Co Ltd	100	FC	100	502-505 Lido Commercial Building, Lido Place, Jichang Road, Chaoyang District, Beijing
Sema Group Ltd	*100*	*FC*	*100*	*Suites 1701-8, 17/ F, The Prudential Tower, 21 Canton Road, Kowloon, Hong Kong*
India				
Atos Origin India Private Limited	100	FC	100	Unit 126/ 127, SDF IV, SEEPZ, Andheri (East), 400 096, Bombay
Atos Origin IT Services Private Ltd	100	FC	100	The Capital Court, 4th Floor, LSC Phase III, Olof Palme Marg, Munirka, New Delhi 110 003
Indonesia				
PT Atos Origin Indonesia	100	FC	100	Wisma Kyoei Prince #1707, Jalan Jenderal Sudirman Kav 3, Jakarta 10220 Indonesia
Japan				
Atos Origin KK	100	FC	100	20 F, Shinjuku ParkTower, Nishi Shinjuku 3- 7- 1, Shinjuku- ku, Tokyo, Japan
Malaysia				
Atos Origin (Malaysia) sdn bhd	100	FC	100	16- A (1st Floor), Jalan Tun Sambanthan 3, Brickfields, 50470 Kuala lumpur
Singapore				
Atos Origin Asia Pacific Pte Ltd	100	FC	100	8 Temasek Boulevard, #07- 01 Suntec City Tower 3, Singapore 038988
Taiwan				
Atos Origin Taiwan Ltd	100	FC	100	9 F, No. 115, Sec 3, Ming Sheng Road, Taipei, Taiwan 105
Thailand				
Atos Origin (Thailand) Limited	100	FC	100	200 Village N°.4, Jasmin International Tower, 25th Floor, Chaengwattana Road, Parkkred Sub-district, Pakkred District, Nonthaburi Province

	% of interest	Consolidation method	% of control	Address
Americas				
Argentina				
Atos Origin Argentina SA	100	FC	100	Vedia 3892, C1430DAL-Capital Federal, Republica Argentina
Brazil				
Atos Origin Brasil Ltda	100	FC	100	Rua Itapaiuna 2434- 2° andar - parte - Santo Amaro- Sao Paulo
Atos Origin IT Serviços do Brasil Ltdal	100	FC	100	Rua Alexandre Dumas, 1711- bloco 12- 1° andar, Sao Paulo CEP 04717004
Mexico				
Atos Origin IT Services Mexico SA de CV	100	FC	100	Ejercito Nacional 425, 6° Floor, Colonia Granada, 11520, Mexico City, Mexico
United States of America				
Atos Origin Technology in Business Inc	100	FC	100	5599 San Felipe, Suite 300, Houston, Texas 77056-2724 USA
Atos Origin IT Services Inc	100	FC	100	5599 San Felipe, Suite 300, Houston, Texas 77056-2724 USA

Parent company summary financial statements

Nota Bene

Atos Origin SA financial statements present only a partial picture of the financial position of the Atos Origin Group as a whole. This overall picture is presented in the Consolidated Financial Statements section of the Annual Report. The following Atos Origin parent company financial statements provide a summary of the most material figures and information of greatest interest to readers.

The parent company financial statements, prepared under French GAAP have been audited by the statutory auditors and are unqualified.


Atos Origin
WORLDWIDE IT PARTNER

Financial report continued

Parent company's simplified organisation chart

Atos Origin shares are traded on the Paris Eurolist Market under Euroclear code 5173 ISIN FR0000051732.They were first listed in Paris in 1995. The shares are not listed on any other stock exchange and Atos Origin SA is the only Group listed company.

At 31 December 2005, the Company's issued common stock amounted to EUR 67.4 million, comprising 67,363,465 fully paid-up shares of EUR 1 par value each.


Atos Origin SA
100%
Atos Origin BV
100%
Atos Origin International SAS
100%
Atos Origin Integration SAS
100%
Atos Origin Nederland BV
100%
Atos Origin UK Holdings Ltd
100%
Atos Origin Information Technology BV
100%
Atos Origin Infogerance SAS
100%
Atos Origin UK Ltd
100%
Atos Origin GmbH
100%
Atos Origin IT Systems Management Nederland BV
100%
Atos Origin IT Services Ltd
100%
Atos Origin Spa
28.7%
100%
Atos Origin IT Services Nederland BV
100%
Atos Origin IT Services UK Ltd
70.3%
0.9%
Holding
Support Services
France
Germany
The Netherlands
Italy
United Kingdom

The main operating subsidiaries at 31 December 2005 are as follows:

(in EUR million)	Country	Activity	Revenue	Profit before tax	Fixed assets
Company					
Atos Origin IT systems management BV	The Netherlands	Managed Operations	439.7	7.7	280.2
Atos Origin IT services BV	The Netherlands	Systems Integration	417.5	33.8	40.2
Atos Origin IT services UK Ltd	United Kingdom	Systems Integration and Managed operations	454.2	24.9	1,035.6
Atos Origin International SAS	France	Corporate support	91.5	(6.8)	2.2
Atos Origin Intégration SAS	France	Systems Integration	636.8	3.2	39.7
Atos Origin Infogérance SAS	France	Managed Operations	455.0	21.3	66.6
Atos Origin GmbH	Germany	Systems Integration and Managed operations	431.7	19.1	182.3
Atos Origin Italia Spa	Italy	Systems Integration and Managed operations	202.9	(8.5)	45.5

NB: All reported figures in the above table are expressed according to local generally accepted accounting principles.

Atos Origin International SAS is a French company supporting Group central costs. A Group Services Agreement (GSA) is in place: Atos Origin International SAS centralises all corporate costs incurred in other countries (Belgium, The Netherlands and Switzerland), and receives GSA fees from the participating companies.

Atos Origin SA activity in 2005

Atos Origin SA main activities are:

- The management of Group investments. All the Group participating interests are held through the parent company Atos Origin SA and its subsidiary in the Netherlands Atos Origin BV.
- The management of Group financing activities. Atos Origin SA holds most of the long-term borrowings and heads the securitisation program.
- The management of the Atos Origin trademark. "Atos Origin" is a registered trademark owned by Atos Origin SA and registered under "Atos", "Origin" or "Atos Origin" in all countries in which the Group does business. All subsidiaries in which the Group owns more than 50% of the issued share capital and which are named "Atos" or "Atos Origin" are charged trademark fees.

Income statement

The Company financial statements reflect its activities:

Revenue mainly relates to trademark fees received from Group subsidiaries. The revenue decrease in 2005 is the result of revised rates in certain countries in 2005 and 2004, partially offset by an increase in revenue from the Group's trading performance in 2005.

- Cost of sales included sponsorship fees paid to the International Olympic Committee.
- Other expenses mainly comprised marketing, communication, and investor relationship expenses.
- Net financial expenses included:
  - EUR 49.5 million of dividends received from subsidiaries,
  - a net charge of provision on participating interests: EUR (30.9) million, mainly related to the accounting difference between the net book value and the net firm value based on discounted cash flows for Atos Origin Spa in Italy. In line with the economic perspective *of this Company, no additional provision has been recorded,*
  - net interest costs on long- and medium-term borrowings: EUR (24.1) million, which decreased compared to 2004 as a consequence of the decrease of the average net debt,
  - other financial expenses of EUR (15.4) million. These mainly comprised EUR (13.8) million relating to the net capital loss recorded during the funding of Atos Euronext Market Solutions, EUR (8.8) million of accelerated depreciation of fees relating to an anticipated refund of
    a syndicated loan, and interest income of EUR 6.1 million received from the Group current account.
- Corporate tax is a positive due to the effect of the French tax consolidation, as Atos Origin SA is the head of the French tax consolidation.

(in EUR million)	**Period ended 31 December 2005**	Period ended 31 December 2004	Period ended 31 December 2003
Revenue	28.2	60.5	27.5
Other income	0.1		4.0
Total operating income	**28.3**	**60.5**	**31.5**
Cost of sales	(13.6)	(4.7)	(4.1)
Taxes	(0.1)	(3.8)	(1.2)
Personnel expenses	–	–	(0.1)
Other expenses	(12.1)	(23.4)	(7.5)
Depreciation, amortisation and provisions	–	(0.4)	(0.7)
Total operating expenses	**(25.8)**	**(32.3)**	**(13.6)**
Operating margin	**2.5**	**28.2**	**17.9**
Net financial expenses	(21.0)	4.4	13.6
Net income on ordinary activities	**(18.5)**	**32.6**	**31.5**
Non-recurring items	1.0	(14.2)	(11.9)
Corporate income tax	16.6	10.7	2.9
Net income for the period	**(0.9)**	**29.1**	**22.5**

Financial report continued

Balance sheet

The Company balance sheet at 31 December 2005 was essentially composed of:

- EUR 177.7 million for intangible fixed assets resulting from the financial statutory reorganisation performed in France in 2004,
- EUR 2,007 million for participating interests,
- EUR 292.8 million of other investments, which include the deposit paid in relation to the implementation of the securitisation program, and inter-company loans.

(in EUR million)	**31 December 2005**	31 December 2004	31 December 2003
Assets			
Intangible fixed assets	177.7	178.3	5.2
Tangible fixed assets	0.8	0.9	1.1
Participating interests	2,007.0	2,043.9	1,157.8
Other investments	292.8	305.8	16.6
Total fixed assets	**2,478.3**	**2,528.9**	**1,180.7**
Trade accounts and notes receivable	7.9	5.9	0.8
Other receivables *	63.2	51.3	10.9
Transferable securities	–	–	434.2
Cash at bank and in hand	174.0	212.2	0.0
Total current assets	**245.1**	**269.4**	**445.9**
Prepayments and accrued income	5.3	10.4	7.0
Total assets	**2,728.7**	**2,808.7**	**1,633.6**
* of which inter-company accounts	**26.6**	**9.5**	**4.1**

(in EUR million)	**31 December 2005**	31 December 2004	31 December 2003
Liabilities and shareholders' equity			
Common stock	67.4	66.9	47.9
Additional paid-in capital	1,333.0	1,320.3	463.8
Legal reserves	6.2	4.8	4.4
Other reserves and retained earnings	179.5	152.0	130.6
Net income for the period	(0.9)	29.1	22.5
Shareholders' equity	**1,585.2**	**1,573.2**	**669.2**
Other shareholders' equity (a)	**–**	**–**	**–**
Provisions for contingencies and losses	**9.1**	**11.1**	**17.4**
Borrowings	625.7	799.5	801.3
Trade accounts payable	18.4	26.2	13.9
Other liabilities*	490.3	398.7	131.8
Total liabilities	**1,134.4**	**1,224.4**	**947.0**
Total liabilities and shareholders' equity	**2,728.7**	**2,808.7**	**1,633.6**
* of which inter-company accounts	**479.1**	**394.8**	**126.6**

Main subsidiaries and investments

(in EUR million)	Gross value at 31 Dec. 2005	Net value at 31 Dec. 2005	% interest	Common stock/ additional paid-in capital	Reserves and retained earnings	Outstanding loans and advances granted by Atos Origin	Guarantees given by the Company	31 Dec. 2005 Revenues	31 Dec. 2005 Net income	Dividends received during the period
Companies										
I – Detailed information										
A – Subsidiaries (50% or more of common stock)										
France										
Atos Worldline	40.0	40.0	100%	29.0	3.0			284.8	25.3	18.2
Atos Investissement 5	476.3	476.3	100%	476.3	2.3			0.0	0.0	
Atos Origin Infogérance	101.8	101.8	92%	31.1	(1.1)			455.0	19.3	
Atos Origin Formation	0.0	0.0	100%	0.4	0.0			8.5	0.6	0.7
Atos Origin Intégration	59.9	59.9	100%	44.9	(17.2)			636.8	3.2	
Atos Consulting	16.1	16.1	100%	7.0	(0.8)			56.2	2.4	
Atos Origin Participation 2	30.6	30.6	100%	15.5	(2.2)			0.0	0.3	
Atos Origin International	2.4	2.4	100%	1.0	0.5			91.5	(6.8)	
Italy										
Atos SPA	54.2	0.0	100%	8.4	(3.3)			0.0	(1.5)	
Benelux										
St Louis RE	1.2	1.2	100%	1.2	0.0			0.0	0.0	
Spain – Portugal										
Atos Origin SAE	53.4	53.4	100%	41.3	21.9			234.3	10.3	
GTI	0.7	0.7	100%	0.0	0.3			0.8	0.0	
Germany										
Atos Origin GMBH	110.8	110.8	100%	111.9	(21.4)			431.7	17.1	
Sema GMBH	50.6	0.9	100%	51.0	(52.5)			0.2	(0.2)	
The Netherlands										
Atos Origin BV	1,072.0	1,072.0	100%	928.2	358.7	128.0		0.0	(372.2)	
Sweden										
Atos Origin Sweden	19.9	19.9	100%	0.5	10.1			0.0	103.4	29.9
China										
Atos Origin Beijing	0.3	0.0	100%	3.9	(7.2)	1.3		5.6	(2.1)	
B – Investments (less than 50% of common stock)										
Atos IT Servicios do Brazil LTDAL	0.5	0.4	10%	2.2	(4.0)			1.9	(0.5)	
AtosEuronext market solutions	20.1	20.1	6%	68.4	(15.4)			228.2	10.4	
II – Summary informations										
Other investments	0.2	0.1								0.7
Total	**2,111.0**	**2,006.6**								**49.5**

NB: All reported figures in the above table are expressed according to local generally accepted accounting principles.

Subsidiaries value is based on the net firm value or net equity.

Financial report continued

Company five-year financial summary

(in EUR million)	**31 December 2005**	31 December 2004	31 December 2003	31 December 2002	31 December 2001
I – Common stock at period end					
Common stock	67.4	66.9	47.9	44.0	43.9
Number of shares outstanding	67,363,465	66,938,254	47,869,633	44,055,676	43,853,704
Maximum number of shares that may be created by:					
* conversion of convertible bonds	0.0	0.0	1,440,501	1,440,501	1,440,501
* exercise of stock subscription options	6,145,432	5,650,931	5,356,430	10,782,146	8,553,998
II – Income for the period					
Revenue.	28.3	60.5	27.5	32.5	23.8
Net income before tax, employee profit-sharing and incentive schemes, depreciation, amortisation and provisions	27.3	1.1	31.0	46.6	23.4
Corporate income tax	16.6	10.7	2.9	3.8	1.9
Net income after tax, employee profit-sharing, depreciation, amortisation and provisions	(0.9)	29.1	22.5	18.6	20.4
Dividend distribution	0.0	0.0	0.0	0.0	0.0
III – Per share data (in EUR)					
Net income after tax and employee profit-sharing but before depreciation, amortization and provisions	0.65	0.18	0.71	1.14	0.58
Net income after tax, employee profit-sharing, depreciation, amortisation and provisions	0.0	0.43	0.47	0.42	0.47
Dividend per share	0.0	0.0	0.0	0.0	0.0
IV – Employees					
Average number of employees during the period	0.0	0.0	0.0	0.0	0.0
Total payroll for the period	0.0	0.0	0.1	0.1	0.2
Employee social security and welfare payments	0.0	0.0	0.0	0.0	0.0

Auditors' special report on agreements involving members of the Board of Directors

For the year ended 31 December 2005

Dear Shareholders,

In our capacity as auditors of your company, we hereby report on the agreements involving members of the Board of Directors.

The terms of our engagement do not require us to identify such agreements, if any, but to communicate to you, based on information provided to us, the principal terms and conditions of those agreements brought to our attention, without expressing an opinion on their usefulness and appropriateness. It is your responsibility, pursuant to Article 117 of the decree of 23 March 1967, to assess the interest involved in respect of the conclusion of these agreements for the purpose of approving them.

We conducted our procedures in accordance with professional standards applicable in France. These standards require that we agree the information provided to us with the relevant source documents.

Agreement authorised during the year

1) Agreements stipulated in Article L225-90-1 of the French Commercial Law authorised by the Supervisory Board on 6 September 2005

We have been informed of the conclusion of three settlement agreements with Mr Jans Tielman, a member of the Management Board, as authorised by the Supervisory Board meeting of 6 September 2005.

These settlement agreements were concluded on 23 September 2005 with Atos Origin SA, Atos Origin International BV and Atos Origin International NV respectively, and govern the terms and conditions and procedures for the termination of all the mandates and functions that Mr. Tielman held within the Atos Origin Group.

In consideration for the firm and final lump-sum settlement concluded with Atos Origin SA by which Mr Tielman resigned on 1 August 2005 from his position as member of the Management Board, two settlement agreements were concluded on the same day with Atos Origin International BV and Atos Origin International NV, and a separate agreement allowing Mr Tielman to retain the benefits from the 27,500 share subscription options granted on 10 January 2005, at the price of EUR 49.75, for which the vesting period had not expired on 1 August 2005. These agreements became effective between the parties on 3 October 2005.

The firm and final settlement agreement concluded with Atos Origin International BV provides for the termination of all the functions, working relations or mandates of Mr Tielman in this Company and all subsidiaries in The Netherlands on 3 October 2005, and the absence of any remuneration for the period from 1 August to the latter date. However, the settlement includes transitional provisions for the reimbursement of reasonable expenses incurred during the performance of his functions, and the continued use of his apartment in The Netherlands for no consideration until 31 December 2005. This settlement was concluded subject to the payment of a lump-sum to Mr Tielman in respect of the settlement concluded with Atos Origin International NV.

The firm and final settlement agreement concluded with Atos Origin International NV provides for the termination of all the working or similar relations of Mr Tielman with this Company on 3 October 2005, in consideration of a payment by Atos Origin International NV to Mr Tielman of a gross lump sum of EUR 3,597,950.59, the absence of any remuneration for the period from 1 August to the latter date, the reimbursement of the reasonable expenses incurred during the performance of his functions and the use of his apartment in Belgium until 3 October 2005.

2) Agreements stipulated in Article L225-90-1 of the French Commercial Law authorised by the Supervisory Board on 16 December 2005

In its meeting of 16 December 2005, the Supervisory Board authorised the Management Board to conclude, with each Management Board member, the following commitments undertaken for the benefit of one member of the Management Board and corresponding to the remuneration, compensation or benefits that may be due upon termination of these functions, or subsequent to such termination:

A compensation amounting to 24 months of remuneration on the basis of an annual reference salary equal to the annual fixed salary increased by the variable salary objective for the year in which the functions were terminated and increased, where appropriate, upon the decision of the Management Board Chairman approved by the Supervisory Board, by the long-term incentive for that same year, excluding any benefits of any kind. This compensation shall only be due in the event of the unjustified cancellation of the functions of a Management Board member, if such functions are terminated at the same time as the termination of any remunerated mandate, employment contract or service agreement that may exist with the Company or one of its subsidiaries.

The principle of a payment of a supplementary defined benefit pension, equal to at maximum of 60% of the most recent fixed salary existing at the retirement date. The exact grant and implementation terms and conditions have yet to be defined and shall be deliberated by the Supervisory Board.

Financial report continued

Agreements approved during previous years and continued during the current year
In addition, pursuant to the decree of 23 March 1967, we have been advised that the following agreements entered into and approved in previous years have had continuing effect during the year.

1) Debt securitisation programme
We also inform you that, as part of the negotiation of a EUR 200 million debt securitisation program, the Supervisory Board meeting held on 12 December 2003 authorised the granting of two guarantees to Ester Finances (a Credit Lyonnais Group company), in the form of a subordinated note and a letter of guarantee covering the obligations of both the Company as the central co-ordinating unit of the project, and its major subsidiaries participating in the project and located in The Netherlands, France, Germany and the United Kingdom. These two guarantees were maintained throughout last year and extended, upon the authorisation of the Supervisory Board of 15 March 2005, to Atos Origin IT Services UK Ltd. in the United Kingdom.

Neuilly-sur-Seine et Paris, 7 March 2006

The auditors

Grant Thornton French member of Grant Thornton International
Daniel Kurkdjian
Vincent Papazian

Deloitte & Associés
Jean-Paul Picard
Jean-Marc Lumet

(This is a free translation of the original French text for information purposes only. It should be understood that the agreements reported on are only those provided by French Commercial Law and that the report does not apply to those related party transactions described in IAS 24 or other equivalent accounting standards.)

Transition to IFRS

Context of the transition

Regulatory overview

Pursuant to European regulation No.1606/2002 dated 19 July 2002, the consolidated financial statements published by the Group for fiscal year 2005 are drawn up in accordance with the international accounting standards enacted by the International Accounting Standards Board (IASB). These international accounting standards include the International Financial Reporting Standards (IFRS) and the International Accounting Standards (IAS) and their interpretations.

Pursuant to the March 2004 AMF recommendations on information to be disclosed during the IFRS transition period and further to the recommendations issued by the AMF on 31 January 2005 underlining the obligation to publish complete, reliable and audited information, Atos Origin has followed a timetable as shown below:

- The 2004 consolidated financial statements, as presented in the annual report, were prepared in accordance with French GAAP.
- The 2005 first quarter revenue published on 13 May 2005 was prepared in accordance with IFRS.
- The 2004 consolidated Group shareholders' equity as audited, including net income for the period, were presented on 13 May 2005, in accordance with IFRS.
- The 2005 half-year report was prepared according with the IFRS accounting and valuation principles. The information provided in the notes, was prepared in accordance with French Regulations and specifically CNC (Conseil National de la Comptabilité) recommendation no. 99-R-01 governing interim financial statements, as well as the AMF regulations. Consequently, this information did not contain all the IFRS disclosure requirements. Such information is provided in the 2005 consolidated financial statements.
- This 2005 consolidated financial statements, representing the first complete set of consolidated financial statements and footnotes, fully compliant with IFRS requirements. Pursuant to the exemption under IFRS 1, IAS 32 and IAS 39 have been applied from 1 January 2005.
- In the course of 2005, minor corrections have been made on the earlier published 2004 consolidated financial statements under IFRS to ensure proper consistency between 2004 and 2005 IFRS financial statements. These corrections are presented below and do not have a significant impact on the 2004 Group's IFRS equity or net income.

Principles adopted for the preparation of the first IFRS reporting by the Group

Atos Origin was already in line with the provisions of some of the IAS standards, as described in the 2004 Document de Référence. Prior application of the following standards mitigated the financial consequences of full IFRS adoption in 2005.

- IAS 11 for the recognition of revenue from fixed price service contracts
- IAS 12 for the determination of income taxes
- IAS 16 for recording tangible assets
- IAS 17 for recording lease contracts
- IAS 19 for the valuation of employee benefits
- IAS 21 for the effects of changes in foreign exchange rates
- IAS 36 for the impairment of long-term assets
- IAS 37 for provisions

Transition to IFRS continued

2004 IFRS financial information was prepared in accordance with the provisions of IFRS 1 – First-time adoption of IFRS pursuant to the IFRS applicable as of 1 January 2005. The options adopted and the exemptions used, which are summarised below, are those the Group adopted to prepare the initial IFRS consolidated financial statements in 2005:

- The accumulated amount of actuarial gains and losses on pensions as at the transition date (1 January 2004) were allocated to shareholders' equity,
- Translation adjustments as of 1 January 2004 were reclassified in consolidated reserves,
- Stock options issued prior to 7 November 2002 are not restated,
- Business combinations prior to 1 January 2004 are not restated.

Reconciliation table for transition from French GAAP to IFRS in the summary financial statements

Impact of the transition to IAS 32/39 on the 2005 opening balance sheet

(in EUR million) Notes	31 December 2004 IFRS	Share purchase agreement Note 7	Interest rates hedges Note 8	Foreign exchange hedges Note 8	Debt issuance costs Note 9	Total restatements IAS 32/39	1 January 2005 IFRS
Assets							
Goodwill	2,242.4	13.0				13.0	2,255.4
Intangible assets	30.9						30.9
Tangible assets	232.7						232.7
Non-current financial assets	31.0						31.0
Deferred tax assets	284.2		4.4	(1.1)	0.3	3.6	287.8
Total non-current assets	**2,821.3**	**13.0**	**4.4**	**(1.1)**	**0.3**	**16.6**	**2,837.9**
Trade accounts and notes receivable	1,519.0						1,519.0
Current taxes	66.8						66.8
Other current assets	191.5				(9.6)	(9.6)	181.9
Current financial instruments				6.5		6.5	6.5
Cash and cash equivalents	465.5						465.5
Total current assets	**2,242.8**			**6.5**	**(9.6)**	**(3.1)**	**2,239.7**
Assets held for sale and discontinued operations	**21.7**						**21.7**
Total assets	**5,085.8**	**13.0**	**4.4**	**5.4**	**(9.3)**	**13.5**	**5,099.3**

(in EUR million) Notes	31 December 2004 IFRS	Share purchase agreement Note 7	Interest rates hedges Note 8	Foreign exchange hedges Note 8	Debt issuance costs Note 9	Total restatements IAS 32/39	1 January 2005 IFRS
Liabilities and shareholders' equitity							
Common stock	66.9						66.9
Additional paid-in capital	1,240.1						1,240.1
Consolidated reserves	168.5		(8.1)	(1.1)	(0.5)	(9.7)	158.8
Translation adjustments	(2.8)						(2.8)
Net income for the period	113.3						113.3
Shareholders' equity – Group share	1,586.0		(8.1)	(1.1)	(0.5)	(9.7)	1,576.3
Minority interests	49.3						49.3
Total shareholders' equity	**1,635.3**		**(8.1)**	**(1.1)**	**(0.5)**	**(9.7)**	**1,625.6**
Provisions for pensions and similar benefits	514.7						514.7
Non-current provisions	143.0						143.0
Borrowings	632.2	13.0			(8.8)	4.2	636.4
Deferred tax liabilities	5.4						5.4
Non current financial instruments			12.5			12.5	12.5
Other non-current liabilities	0.2						0.2
Total non-current liabilities	**1,295.5**	**13.0**	**12.5**		**(8.8)**	**16.7**	**1,312.2**
Trade accounts and notes payable	577.3						577.3
Current taxes	71.4						71.4
Current provisions	185.8						185.8
Current financial instruments			6.5			6.5	
Current portion of borrowings	324.9						324.9
Other current liabilities	993.1						993.1
Total current liabilities	**2,152.5**			**6.5**		**6.5**	**2,159**
Liabilities held for sale and discontinued operations	**2.5**						**2.5**
Total liabilities and shareholders' equitity	**5,085.8**	**13.0**	**4.4**	**5.4**	**(9.3)**	**13.6**	**5,099.3**



Transition to IFRS continued

Consolidated balance sheet as of 31 December 2004
(in EURO million)

Notes	31 December 2004 French GAAP	Employee benefits IAS19/ IFRS 1 Note 1	Discounting of long-term provisions IAS 37 Note 2	Translation adjustments IFRS 1 Note 3	Stock options IFRS 2 Note 4	Business combinations and impairment losses on goodwill IFRS 3 IAS 36 Note 5	Transition and conversion costs in outsourcing contracts IAS 11 Note 6	Deferred taxes on IFRS restatements IAS 12
Assets								
Goodwill	2,030.7		(1.3)			133.6	3.6	(1.1)
Other intangible fixed assets	128.3						(7.4)	
Tangible fixed assets	232.8							
	26.2							
Investments	26.2							
								2.8
Total fixed assets	**2,418.0**		(1.3)			133.6	(3.8)	1.7
Trade accounts and notes receivable	1,522.5						(2.3)	
	279.8							
	66.8							
	21.7							
	4.8							
	192.2						(0.7)	
Other receivables, prepayments and accrued income	565.4							
Transferable securities	258.6							
Cash at bank and in hand	207.5							
	466.1							
Total current assets	**2,554.0**						(3.0)	
Total assets	**4,972.0**		(1.3)			133.6	(6.8)	1.7

	Deferred tax on deductible *goodwill* IAS 12	Change in *consolidation* method	Translation adjustments *on goodwill* IAS 21 Note 5	*Other re-* classifications	Total *restatements* and re-classifications for IFRS transition	31 December *2004* IFRS
Assets						
Goodwill	(7.6)		(5.5)	90.0	211.7	2 242.4
Intangible assets		0.0		(90.0)	(97.4)	30.9
Tangible assets		(0,1)			0.0	232.7
Non-current financial assets		0.0		4.8	4.8	31.0
Deferred tax assets	1.6	0.0		279.8	284.2	284.2
Total non-current assets	(6.0)	(0.1)	(5.5)	284.6	403.3	**2 821.3**
Trade accounts and notes receivable		(1.2)			(3.5)	1 519.0
				(279.8)	(279.8)	
Current taxes						66.8
				(21.7)	(21.7)	
				(4.8)	(4.8)	
Other current assets					(0.7)	191.5
Current financial instruments						
Cash and cash equivalents		(0.6)			(0.6)	465.5
Total current assets		(1.8)		(306.3)	(311.2)	**2 242.8**
Assets held for sale or discontinued operations				21.7	21.7	**21.7**
Total assets	(6.0)	(1.9)	(5.5)		113.8	**5 085.8**

Transition to IFRS continued

Consolidated balance sheet as of 31 December 2004 continued

(in EURO million)

Notes	31 December 2004 French GAAP	Employee benefits IAS19/ IFRS 1 Note 1	Discounting of long-term provisions IAS 37 Note 2	Translation adjustments IFRS 1 Note 3	Stock options IFRS 2 Note 4	Business combinations and impairment losses on goodwill IFRS 3 IAS 36 Note 5	Transition and conversion costs in outsourcing contracts IAS 11 Note 6	Deferred taxes on IFRS restatements IAS 12
Liabilities and shareholders' equity								
Common stock	66.9							
Additional paid-in capital	1,240.1							
Consolidated reserves	179.9	0.9		(35.2)	25.9	3.0	(5.5)	1.3
Translation adjustments	(31.7)	(0.6)	0.1	35.2		(0.8)	0.2	0.3
Net income for the period	10.5		(1.7)		(22.9)	130.4	(1.4)	
Shareholders' equity – Group share	1,465.8	0.3	(1.6)		3.0	132.7	(6.8)	1.6
Minority interests	52.7	(0.3)				0.9		0.1
Total shareholders' equity	**1,518.5**		(1.6)		3.0	133.6	(6.8)	1.7
	514.7							
	328.5		0.3					
Provisions for contingencies and losses	843.3							
Borrowings	957.1							
Trade accounts payable	577.4							
	74.4				(3.0)			
	0.2							
	5.4							
	2.5							
	993.3							
Other liabilities and accruals and deferred income	1,075.7							
					(3.0)			
Total liabilities	**2,610.2**							
Total liabilities and shareholders' equity	**4,972.0**		(1.3)			133.6	(6.8)	1.7

Deferred tax on deductible goodwill IAS 12	Change in consolidation method	Translation adjustments on goodwill IAS 21 Note 5	Other re-classifications	Total restatements and re-classifications for IFRS transition	31 December 2004 IFRS	
						Liabilities and shareholders' equity
					66.9	Common stock
					1,240.1	Additional paid-in capital
(1.8)				(11.4)	168.6	Consolidated reserves
		(5.5)		28.9	(2.8)	Translation adjustments
(1.6)				102.8	113.3	Net income for the period
(3.4)		(5.5)		120.3	1,586.0	Shareholders' equity – Group share
(2.6)	(1.6)			(3.4)	49.3	Minority interests
(6.0)	(1.6)	(5.5)		116.9	**1,635.3**	**Total shareholders' equity**
				-	514.7	Provisions for pensions and similar benefits
			(185.8)	(185.4)	143.0	Non-current provisions
			(324.9)	(324.9)	632.2	Long-term borrowings
			5.4	5.4	5.4	Deferred tax liabilities
			0.2	0.2	0.2	Other non-current liabilities
				(504.7)	**1,295.5**	**Total non-current liabilities**
	(0.1)			(0.1)	577.3	Trade accounts and notes payable
			324.9	324.9	324.9	Current portion of long-term borrowings
				(3.0)	71.4	Current taxes
			(0.2)	(0.2)		
			(5.4)	(5.4)		
			(2.5)	(2.5)		
	(0.2)			(0.2)	993.1	Other current liabilities
			185.8	185.8	185.8	Current provisions
				499.1	**2,152.5**	**Total current liabilities**
			2.5	2.5	**2.5**	**Assets held for sale or discontinued operations**
(6.0)	(1.9)	(5.5)		113.8	**5,085.8**	**Total liabilities and shareholders' equity**



Transition to IFRS continued

Consolidated income statement for the year ended 31 December 2004

(in EURO million)

Notes	31 December 2004 French GAAP	Employee benefits IAS19/ IFRS 1 Note 1	Discounting of long-term provisions IAS 37 Note 2	Translation adjustments IFRS 1 Note 3	Stock options IFRS 2 Note 4	Business combinations and impairment losses on goodwill IFRS 3 IAS 36 Note 5	Transition and conversion costs in outsourcing contracts IAS 11 Note 6	Deferred taxes on IFRS restatements IAS 12
Revenue	**5,302.0**						0.3	
Personnel expenses	(2,762.0)							
Operating costs and expenses	(2,155.2)						(1.6)	
Income from operation	**384.8**						(1.3)	
% of revenue	7.3%							
Non-recurring items	(149.6)				(24.5)	10.9		
	(37.3)							
	(11.3)		(1.7)					
Net financial expense	(48.5)		(1.7)					
Corporate income tax	(51.7)				1.6	3.4		
Share of income/(losses) of equity affiliates	(0.7)							
Amortisation of goodwill	(117.1)					117.1		
Net income/(loss)	17.3		(1.7)		(22.9)	131.3	(1.3)	
Of which								
– Group share	**10.5**		(1.7)		(22.9)	130.4	(1.4)	
– Minority interests	6.8					0.9	0.1	

(In EUR)

Weighted average number of shares	65,821,887
Basic earnings per share	**0.16**
Weighted average diluted number of shares	67,473,784
Diluted earnings per share	**0.17**

Deferred tax on deductible goodwill IAS 12	Change in consolidation method	Translation adjustments on goodwill IAS 21 Note 5	Other re-classifications	Total restatements and re-classifications for IFRS transition	31 December 2004 IFRS	
	(4.1)		(49.0)	(52.7)	**5,249.3**	**Revenue**
	3.6			3.6	(2,758.4)	Personnel expenses
	0.2		49.0	47.6	(2,107.6)	Other operating expenses
	(0.2)			(1.5)	**383.3**	**Operating margin**
					7.3%	In % of revenue
				(13.6)	(163.1)	Other operating income and expenses
					220.2	Operating income
					4.2%	In % of revenue
					(37.2)	Net cost of financial debt
				(1.7)	(13.0)	Other financial income and expenses
				(1.7)	(50.2)	Net financial income
(1.6)	0.1			3.3	(48.4)	Tax charge
					(0.7)	Share in net income of associates
				117.1		
(1.6)	(0.2)			103.7	**121.0**	**Net income**
						Of which
(1.6)				102.8	**113.3**	**– Group share**
	(0.2)			0.8	7.6	– Minority interests
					65,821,887	Weighted average number of shares
					1.72	**Net income (Group share) per share (euros)**
					66,392 262	Diluted weighted average number of shares
					1.71	**Diluted net income (Group share) per share (euros)**



Transition to IFRS continued

Consolidated cash flow statement for the year ended 31 December 2004

(in EURO million)

Notes	31 December 2004 French GAAP	Employee benefits IAS19/ IFRS 1 Note 1	Discounting of long-term provisions IAS 37 Note 2	Stock options IFRS 2 Note 4	Business combinations and impairment losses on goodwill IFRS 3 IAS 36 Note 5	Transition and conversion costs in outsourcing contracts IAS 11 Note 6	Deferred taxes on IFRS restatements IAS 12	Deferred tax on deductible goodwill IAS 12
Net income – Group share	10.5		(1.7)	(22.9)	130.4	(1.4)	(0.1)	(1.6)
Amortisation of goodwill	117.1				(117.1)			
Depreciation of tangible and intangible assets	149.9					(3.0)		
Net charge for operating depreciation and provisions	(94.6)							
Net charge for financial depreciation and provisions	(10.7)		1.7					
Net charge for exceptional provisions	(22.2)				(10.9)			
Net losses (gains) on disposals of fixed assets and acquisition costs	(0.6)							
				24.5				
Equity affiliates and minority interests	7.5				0.9	0.1	0.1	
Deferred taxes	14.0			(1.6)	(3.4)			1.6
Net cash from operations before change in working capital	**170.9**					(4.3)		
Reduction in working capital	74.1					4.3		
Net cash from operating activities	**245.0**							
Purchase of tangible and intangible assets	(137.4)							
Proceeds from disposals of tangible and intangible assets	37.4							
Net operating investment	**(100.0)**							
Financial investments and business combinations related investment	(585.7)							
Cash and cash equivalents of companies purchased during the year	102.7							
Proceeds from disposals of financial investments	183.7							
Cash and cash equivalents of companies sold during the year	(5.8)							
Net financial investments	(305.1)							
Net cash used in investing activities	**(405.1)**							

Change in consolidation method	Taxes paid	Interest paid	Finance leases	Total restatements and re-classifications for IFRS transition	31 December 2004 IFRS	
				102.8	113.3	Net income, Group share
				(117.1)		
				(3.0)	146.9	Amortisation of tangible and intangible assets
					(94.6)	Net charge to operating provisions
				1.7	(9.0)	Net charge to financial provisions
				(10.9)	(33.1)	Other net charge to operating provisions
					(0.6)	(Gains) losses on disposals of fixed assets
						Unrealised gains and losses on changes in fair value
				24.5	24.5	Net charge to stock options and similar options
(0.2)				0.9	8.4	Investments in associates and minority interests
		42.2		42.2	42.2	Financial interests
	37.7			34.3	48.4	Tax charges (including deferred taxes)
(0.2)	37.7	42.2		75.4	**246.3**	**Cash from operating activities before change in working capital requirement, net cost of financial debt and taxes**
	(55.1)			(55.1)	(55.1)	Taxes paid
(0.1)	17.4			21.6	95.7	Change in working capital requirement
(0.3)		42.2		41.9	**286.9**	**Net cash from (used in) operating activities**
			7.9	7.9	(129.5)	Amounts paid on acquisitions of tangible and intangible assets
					37.4	Proceeds from disposals of tangible and intangible assets
			7.9	7.9	**(92.1)**	**Net operating investment**
					(585.7)	Amounts paid on acquisitions and long-term investments
					102.7	Cash and cash equivalents of companies purchased during the period
					183.7	Proceeds from disposals of financial investments
					(5.8)	Cash and cash equivalents of companies sold during the period
					(305.1)	**Net long-term investments**
			7.9	7.9	**(397.2)**	**Net cash from (used in) investing activities**

Transition to IFRS continued

Consolidated cash flow statement for the year ended 31 December 2004 continued

(in EURO million)

Notes	31 December 2004 French GAAP	Employee benefits IAS19/ IFRS 1 Note 1	Discounting of long-term provisions IAS 37 Note 2	Stock options IFRS 2 Note 4	Business combinations and impairment losses on goodwill IFRS 3 IAS 36 Note 5	Transition and conversion costs in outsourcing contracts IAS 11 Note 6	Deferred taxes on IFRS restatements IAS 12	Deferred tax on deductible goodwill IAS 12
Common stock issues	4.1							
Dividends paid to minority shareholders of subsidiaries	(3.7)							
New loans	1,037.4							
Repayments of long and medium-term borrowings	(916.4)							
Net cash from financing activities	**121.4**							
Increase (decrease) in cash and cash equivalents	**(38.7)**							
Opening cash and cash equivalents	**524.2**							
Increase (decrease) in cash and cash equivalents	(38.7)							
Impact of exchange rate fluctuations on cash and cash equivalents	(19.4)							
Closing cash and cash equivalents	**466.1**							

Change in consolidation method	Taxes paid	Interest paid	Finance leases	Total restatements and re-classifications for IFRS transition	31 December 2004 IFRS	
						Common stock issues
					4.1	Common stock issues on the exercise of stock options
						Purchases and sales of treasury stock
					(3.7)	Dividends paid to minority shareholders of subsidiaries
			(7.9)	(7.9)	1 029.5	Subscription of new borrowings
		(2.7)		(2.7)	(919.1)	Repayment of long and medium-term borrowings
		(39.5)		(39.5)	(39.5)	Net interest paid
		(42.2)	(7.9)	(50.1)	**71.3**	**Net cash from (used in) financing activities**
(0.3)				(0.3)	**(39.0)**	**Increase (decrease) in cash and cash equivalents**
(0.3)				(0.3)	**523.9**	**Opening cash and cash equivalents**
(0.3)				(0.3)	(39.0)	Increase (decrease) in cash and cash equivalents
					(19.4)	Impact of exchange rate fluctuations on cash and cash equivalents
(0.6)				(0.6)	**465.5**	**Closing cash and cash equivalents**

Transition to IFRS continued

Main restatements

The main restatements in the reconciliation tables presented in the section "Reconciliation table for transition from French GAAP to IFRS in the summary financial statements" must be considered in conjunction with the following comments. The main IFRS adjustments for consolidated shareholders' equity as of 1 January 2004 are as follows:

Note 1 Employee benefits (IAS 19)

In accordance with the option provided under IFRS 1, the accumulated amount of actuarial gains and losses at the transition date (1 January 2004) was allocated to shareholders' equity. Actuarial gains and losses generated as from 1 January 2004 will be amortised using the corridor method over the average remaining active life of beneficiaries.

The valuation and recognition methods used for pension and similar benefits, as described in the notes to the French consolidated financial statements as of 31 December 2004, are in line with the rules of IAS 19 (employee benefits), since the Group applied the CNC Recommendation No. 2003-R01 at the end of 2004, with retroactive effect to 1 January 2004, thus anticipating IFRS. The impact before tax represents a decrease of EUR 93.4 million in shareholders' equity and concerns the IFRS opening position at 1 January 2004 and not the 31 December 2004 closing balance.

Note 2 Discounting of long-term provisions (IAS 37)

Long-term provisions, excluding pensions, were not discounted under French GAAP. Under IAS 37, provisions must be discounted when the time value is material. Opening shareholders' equity increased in line with to the impact of discounting provisions. The revaluation of the discounting of provision at each accounting period results in an increase to the provisions that were recognised in financial expenses. This amounted to EUR 1.7 million for 2004.

Note 3 Translation adjustments (IFRS 1)

In accordance with the option provided under IFRS 1, the Group decided to reclassify accumulated translation adjustments in consolidated reserves amounting to EUR 35.2 million. There was no impact on shareholders' equity at 1 January 2004.

Future gains or losses on the disposal of consolidated entities will not take into consideration translation adjustments generated prior to 1 January 2004.

Note 4 Stock options (IFRS 2) and related tax impact (IAS 12)

Under French GAAP, stock options represent off-balance sheet commitments. IFRS 2 requires that benefits relating to stock option plans concluded after 7 November 2002 be valued and recognised in the Income Statement when the rights thereto vested after 1 January 2005.

Under IFRS, options are valued at their grant date using a valuation model. The Group has opted for the binomial model. The value of options is frozen at their grant date and is not revised over the vesting period to reflect changes in parameters of the valuation model. The value is amortised in the income statement over the vesting period using the straight-line method.

The expense recognised with respect to stock options, the rights of which were vested in 2004, represents an amount of EUR 24.5 million in the 2004 income statement. As this expense did not represent a disbursement and as there was an offsetting entry in a consolidated reserves account, the application of IFRS 2 has no impact on shareholders' equity at 1 January, and 31 December 2004.

In some tax jurisdictions, Group entities receive a tax deduction when stock options are exercised, based on the Group share price at the date of exercise.

In accordance with rules defined by IAS 12 and IFRS 2, deferred tax assets are recorded for the difference between the tax base of the employee services received to date (being the future tax deduction allowed by local tax authorities) and the current carrying amount of this deduction, being nil by definition. Deferred tax asset are estimated based on the Group's share price at each closing date, and are recorded in the income tax provided the amount of tax deduction does not exceed the amount of the related cumulative stock option expenses to date. The excess, if any, is recorded directly in equity. The positive impact on IFRS net income and shareholders' equity at 31 December 2004 amounted to EUR 1.6 million and EUR 3.0 million respectively. These impacts have been identified in 2005 and applied retroactively on the 2004 financial statements as presented in the IFRS transition.

Note 5 Business combinations (IFRS 3), intangible assets (IAS 38), Impairment of goodwill (IAS 36) and tax deductible goodwill (IAS 12)
The Group has chosen not to restate business combinations prior to 1 January 2004. The acquisition of Sema Group on 1 January 2004 has been accounted for in accordance with IFRS 3. Identifiable assets and liabilities and any contingent assets and liabilities have been valued at their fair value as of the date when Sema Group was acquired. Non-strategic assets intended for sale or discontinued operations have been valued at their probable net realisable value in accordance with IFRS 5. The consolidated goodwill of Sema Group has been allocated to cash-generating units (i.e. to geographical areas), as a reflection of the Group's operational organisation, and the benefits and synergies generated by acquired businesses.

Consolidated goodwill is no longer being amortised. It will now be subject to annual impairment tests in accordance with IAS 36. The non-amortisation of goodwill has a positive impact on IFRS net income and shareholders' equity as of 31 December 2004 in the amounts of EUR 127.1 million and EUR 126.3 million respectively.

EUR 90 million has been reclassified from intangible assets with indefinite life to goodwill, as they cannot be considered as identified intangible assets pursuant to IAS 38. They arise from up-front payments in connection with the 2004 business combinations of KardstadtQuelle and E-plus. This reclassification has been identified in 2005 and applied retroactively in the 2004 financial statements as presented in IFRS transition.

Pursuant to IAS 12 rules, deferred tax liabilities for taxable temporary differences relating to goodwill are recognised to the extent they do not arise from the initial recognition of goodwill. Accounting for them has a negative impact on the IFRS net income and shareholders' equity at 31 December 2004 in the amounts of EUR 1.6 million and EUR 3.4 million. These impacts have been identified in 2005 and applied retroactively to the 2004 financial statements as presented in the IFRS transition.

Note 6 Transition and transformation costs in outsourcing contracts
The "transition" phase of an outsourcing contract extends from the signature of the contract until the transfer to the target environment, as defined in the contract. Costs incurred in the transition phase are of various nature and may vary from the physical relocation of personnel or machines, the transfer of an architecture application to another architecture or the rationalisation of a client's premises and production means. These costs are recovered through the contract's profitability.

These transition costs, as defined in the contract and for which customer compensation is expected in the event of the contract's early termination, are capitalised and amortised on a straight-line basis over the term of the contract. Costs not meeting this definition are expensed in the period they are incurred.

Note 7 Share purchase commitments (IAS 27/IAS 32)
Commitments undertaken by the Group to purchase minority interests are off-balance-sheet commitments under French GAAP. Under IAS and in accordance with the provisions of IAS 27 – "Consolidated and separate financial statements" and IAS 32 – "Financial instruments: disclosure and presentation", firm or conditional minority interest purchase commitments are similar to the purchase of stock and are to be recorded in financial liabilities with an offsetting reduction of minority interests.

When the value of the purchase exceeds the amount of minority interests, the balance is recognised as goodwill. The application of IAS 32 has increased the net indebtedness by EUR 13.0 million at 1 January 2005. The treatment adopted may change, based on new interpretations expected from the IFRIC (International Financial Reporting Interpretations Committee).

Note 8 Foreign exchange and interest rate hedges
The Group adopted IAS 32/39 at 1 January 2005 without retroactive application to 2004. The adjustments relating to these two standards are therefore not presented in the 2004 reconciliation tables.

In accordance with IAS39, derivatives are recognised at their fair value on the balance sheet. The change in fair value is booked in the income statement, except where they are eligible for hedge accounting if the documentation and effectiveness criteria are met, whereupon:

- for fair value hedges of existing assets or liabilities, the hedged portion of these elements is measured on the balance sheet at its fair value. The change in fair value is recorded as a corresponding entry in the income statement, where it is offset simultaneously against changes in the fair value of hedging instruments according to their effectiveness. The negative impact on opening net equity was EUR 1.1 million.
- for cash flow hedges, the effective portion of the change in fair value of the hedging instrument is directly offset in shareholders' equity. The change in value of the ineffective portion is recognised in "other financial income and expenses." The amounts recorded in net equity are transferred to the income statement simultaneously, to the recognition of the hedged items. The negative impact on opening net equity was EUR 8.1 million.

Note 9 Debt issuance costs
Under IAS 39, debt issuance costs are deducted from a loan and amortised in financial expenses over the life of that loan. The calculation of the effective interest rate takes into account interest payments and the amortisation of the debt issuance costs. The residual value of issuance costs for loans repaid in advance is expensed in the year of repayment.

The impact on opening net equity was EUR -0.5 million.



Investor information

Atos Origin shares are traded on the Paris Eurolist Market under Euroclear code 5173 ISIN FR0000051732. They were first listed in Paris in 1995. The shares are not listed on any other stock exchange and Atos Origin SA is the only listed company in the Group.

Trading of shares (Euronext)

Number of shares traded	67,363,465
Sector classification	*Information Technology*
Main index	CAC AllShares
Other indices	CAC IT, CAC IT20, CAC Next20, Euronext 100, SBF120
Market	Eurolist segment A
Trading place	Euronext Paris (France)
Tickers	ATO (Euronext)
Code ISIN	FR0000051732
Payability PEA / SRD	Yes / Yes

The main tickers are:

Source	Tickers
Euronext	ATO
AFP	ATO
Bloomberg	ATO FP
Reuters	ATOS.PA
Thomson Finance	ATO FR

The Euronext sector classification is as follows:

Euronext : sector classification Industry Classification Benchmark (ICB)
9000 AEX Technology
9530 AEX Software and Computer services
9533 Computer Services

The shares also form components of the following indices:

Index	Type	Code ISIN	Market Place
Eurolist (segment 1)	Global Europe		Paris-Amsterdam-Brussels-Lisbon
Euronext CAC 70	Global Europe		Paris-Amsterdam-Brussels-Lisbon
Euronext 100	Global Europe	FR0003502079	Paris-Amsterdam-Brussels-Lisbon
CAC Next 20	Global	QS0010989109	Paris CN20
SBF 80	Global	FR0003999473	Paris PX8
SBF 120	Global	FR0003999481	Paris PX4
SBF 250	Global	FR0003999499	Paris PX5
CAC IT20	Sector	QS0010989091	Paris CIT20
CAC IT	Sector	FR0003501980	Paris PXT
DJ Euro Stoxx Techno	Sector	EUR0009658541	Zurich
CAC Technology	Sector	QS0011017827	Paris
CAC Software & Computer Services	Sector	FR0000051732	Paris
ASPI Europe	Sust Devpt.		
Europa EMP 100	Sust Devpt.		
Europa CAP 100	Sust Devpt.		

Common stock

Changes in common stock during the last five years

At 31 December 2005, the Company's issued common stock amounted to EUR 67.4 million, comprising 67,363,465 fully paid-up shares of EUR 1 par value each. Changes in the total number of shares issued by the Company during the last five years were as follows:

Year	Changes in Common stock	Date	New shares	Total number of shares	Common stock	Additional paid-in capital (in EUR million)	New common stock
2001	Exercise of stock options	31/12/01	89,308	43,853,704	0.1	2.3	43.9
2002	Stock purchase plan	30/06/02	98,877	43,952,581	0.1	5.9	44.0
	Exercise of stock options	27/08/02	99,755	44,052,336	0.1	2.8	44.1
	Exercise of stock options	31/12/02	3,340	44,055,676	0.0	0.1	44.1
2003	ORA bonds	16/08/03	3,657,000	47,712,676	3.7	231.1	47.7
	Exercise of stock options	31/12/03	156,957	47,869,633	0.2	4.3	47.9
2004	Consideration for Sema	22/01/04	19,000,000	66,869,633	19.0	958.3	66.9
	Exercise of stock options	31/03/04	47,186	66,916,819	0.1	1.7	66.9
	Exercise of stock options	30/06/04	12,820	66,929,639	0.0	0.5	66.9
	Exercise of stock options	30/09/04	1,320	66,930,959	0.0	0.0	66.9
	Exercise of stock options	31/12/04	7,295	66,938,254	0.0	0.2	66.9
2005	Exercise of stock options	31/03/05	222,499	67,160,753	0.2	7.2	67.2
	Exercise of stock options	30/06/05	78,260	67,239,013	0.1	1.9	67.2
	Exercise of stock options	30/09/05	91,253	67,330,266	0.1	2.6	67.3
	Exercise of stock options	31/12/05	33,199	67,363,465	0.0	1.0	67.4

A total of 425,211 stock subscription options were exercised during the period, representing 7.5% of the opening total number of stock subscription options at December 2004 and the common stock has increased by 0.6% as a result of the exercise of these stock subscription options.

Share ownership structure

Main shareholders

Principal changes in the ownership of the Group's shares in the past three years have been as follows:

	31 December 2005		31 December 2004		31 December 2003	
In shares	**Shares**	%	Shares	%	Shares	%
Philips	–	–	10,321,043	15.4%	21,321,043	44.5%
Management Board	110,264	0.2%	72,764	0.1%	86,243	0.2%
Supervisory Board	2,100	0.0%	1,620	0.0%	5,474	0.0%
Total Directors	112,364	0.2%	74,384	0.1%	91,717	0.2%
Employees	315,945	0.5%	351,676	0.5%	366,215	0.8%
Treasury stock	1,293	0.0%	1,293	0.0%	301,293	0.6%
Public	66,933,863	99.4%	56,189,858	83.9%	25,789,365	53.9%
Total	**67,363,465**	**100.0%**	**66,938,254**	**100.0%**	**47,869,633**	**100.0%**
Registered shares	1,811,671	2.7%	11,952,903	17.9%	24,378,270	50.9%
Bearer shares	65,551,794	97.3%	54,985,351	82.1%	23,491,363	49.1%
Total	**67,363,465**	**100.0%**	**66,938,254**	**100.0%**	**47,869,633**	**100.0%**

The free-float of the Group's shares has risen from 85% at the beginning of 2005 to almost 100% today, with no shareholders owning more than 5% of the issued share capital of the Company.

Investor information continued

In shares	31 December 2005 Shares	% of capital	% of voting rights	31 December 2004 Shares	% of capital	% of voting rights
Philips				10,321,043	15.4%	15.4%
Treasury	1,293	0.0%		1,293	0.0%	
Free float	67,362,172	100.0%	100.0%	56,615,918	84.6%	84.6%
Total	**67,363,465**	**100.0%**	**100.0%**	**66,938,254**	**100.0%**	**100.0%**

On 13 July 2005 Royal Philips Electronics sold its remaining 10.3 million shares in Atos Origin (15.4% of the common stock) to Citigroup in a block deal. Citigroup immediately sold those shares on to a wider range of institutional investors.

The ownership of the Group's shares by members of the Management and Supervisory Boards at 31 December 2005 is detailed under "Directors' compensation and interests" in the Corporate Governance section of this report. The ownership of the Group's shares by employees relates to ownership plans such as mutual funds and corporate savings plans.

Former consulting partners of KPMG Consulting received 1,903,816 new ordinary shares on 16 August 2003 and must retain their securities for up to four years, with one-quarter of their shares being realisable each year, from 16 August 2002. At the end of December 2005, they held 482,782 shares (included in "Public" above).

Disclosure of interests

In 2005 the Company has been advised of only one share movement, relating to the Philips placement.

	Date of statement	Shares	% interest	% voting rights
Philips (downwards)	20/07/05	–	–	–

Voting rights

Voting rights are in the same proportion as shares held. No shares carry double voting rights.

Shareholders' agreements

The Company has not received copies of any shareholder agreements for filing with the stock exchange authorities and, to the best of the Management Board's knowledge, no "Actions de Concert" or similar agreements exist. As part of the framework agreements signed on 27 August 2000 between Atos and Philips, the parties entered into an agreement relating to the management of Philips's shareholding in the common stock of Atos Origin. Following Philips' placements in December 2004 and July 2005, that agreement has been cancelled. As part of an agreement signed on 4 June 2002 between Atos Origin and KPMG audit and consulting partners, the parties entered into an agreement providing for restrictions on the free trading of shares issued as a result of the conversion of the convertible bonds and the exercise of warrants under the "Lock-Up" agreement, as well as an agreement relating to the orderly marketing of the shares (the "Orderly Marketing Agreement"). The terms and conditions of these agreements were set out in sections 2.2.16.2 and 2.5.2.1 of the document registered with the Commission des Operations de Bourse on 1 July 2002 under the reference number 02-812.

To the knowledge of the Company, there are no other agreements capable of having a material effect on the share capital of the Company.

Treasury stock

At 31 December 2005, treasury stock held by the Company amounted to 1,293 shares.

The 5th resolution of the Annual General Meeting of 3 June 2005 renewed the authorisation to trade in the Company's shares. The number of shares purchased may not exceed 10% of the Company's common stock at the date of the last Annual General Meeting (6,691,682 shares). The purpose of this authorisation is to allow the Company to trade in the Company's shares in order to:

- Stabilise the secondary market or the liquidity of its shares through a liquidity agreement signed with an investment service provider in compliance with a deontology charter recognised by the Autorité des Marchés Financiers,
- Cancel its shares,
- Cover for the potential dilution created by convertible securities, under conditions defined by law and regulations,
- Issue shares to employees or managers of the Company and the Group under conditions defined by law and regulations,
- Keep and issue shares in connection with financial or external investment transactions by way of public offer or otherwise, under conditions defined by law and regulations,
- Trade in the Company's shares on the stock exchange market or otherwise for any other purpose authorised by law and regulations.

The Management Board may also trade the Company's shares during a take-over bid (for cash or shares), within the limits and conditions set by stock exchange regulations.

Shareholders also authorise the Management Board, subject to prior approval by shareholders in Extraordinary General Meeting, to cancel all or part of the shares acquired by the Company. Shares may be purchased, sold or transferred by any means, including derivative instruments or the acquisition or sale of blocks of shares.

The maximum aggregate amount of shares purchased may not exceed EUR 547,360,112. The maximum purchase price per share is set at EUR 81.5. Where all or part of the shares acquired under the aforementioned conditions are used to exercise stock purchase options pursuant to Article L 225-179 of the Commercial Code, the selling price must be set in accordance with the legal provisions applicable to stock purchase options. Shareholders grant full powers to the Management Board to adjust the aforementioned unit price in proportion to any changes in the number or value of shares resulting from financial transactions performed by the Company. This authorisation is granted for a maximum period of 18 months from the shareholders' meeting. The Management Board must report to shareholders at the next Annual General Meeting on any transactions performed pursuant to this authorisation.

Legal documents relating to trading in the Company's shares may be viewed at the Company's registered office (Legal Department) by prior appointment and are available through the AMF database.

Implementation of a liquidity contract

Atos Origin entrusted to Rothschild & Cie Banque the implementation of a liquidity contract through an agreement dated 13 February 2006, for a one-year duration with automatic renewal, in conformity with the ethics charter of the AFEI approved by the instruction of the Commission des Opérations de Bourse (COB) dated 10 April 2001. For the implementation of this contract, the following means have been allocated to the liquidity account: EUR 15,000,000.

Potential common stock dilution

Based on 67,363,465 shares in issue, the common stock of the Company could be increased by 6,145,432 new shares, representing 8.4% of the common stock after dilution. This could occur only through the exercise of stock subscription options granted to employees, which are as follows:

In shares	31 December 2005	31 December 2004	Change	% dilution	EUR millions
Number of shares outstanding	**67,363,465**	**66,938,254**	**425,211**		
Stock subscription options	5,671,432	5,176,931	494,501	7.7%	341.1
Stock subscription warrants	474,000	474,000		0.6%	34.2
Total employees = potential dilution	**6,145,432**	**5,650,931**	**494,501**	**8.4%**	**375.3**
Total potential common stock	**73,508,897**	**72,589,185**	**919,712**		

The exercise of all the options and warrants would have the effect of increasing total shareholders' equity by EUR 375 million and common stock by EUR 6.1 million. Nevertheless, 57% of stock subscription options and stock subscription warrants granted to employees have exercise conditions higher than the stock market price at 31 December 2005 (EUR 55.7).

Stock options evolution

During 2005, 1,200,400 new stock subscription options were granted to employees (of which 235,000 options were issued to the seven members of the Management Board at the date of grant) at a weighted average share price of EUR 50.0. Part of this allotment corresponds to the 2005 annual grant to 1,370 Atos Origin employees in relation with the amount not utilised of the 8th resolution of the shareholders meeting held on 4 June 2004. This grant corresponds to 1.7% of actual common stock compared with 2.4% for the 2004 annual grant at the same date. This allocation is in line with the recommendation of the Remuneration Committee to grant 1.75% of the common stock annually, with no more than 20% of such options being granted to the Management Board.

A total of 280,688 stock subscription options were cancelled and 425,211 were exercised during the period.

Number of stock subscription options at 31 December 2004	**5,650,931**
Stock subscription options granted in 2005	1,200,400
Stock subscription options exercised in 2005	-425,211
Stock subscription options cancelled in 2005	-280,688
Number of stock subscription options at 31 December 2005	**6,145,432**

Investor information continued

Date of approval Meeting	Date of issue	Number of options initially granted	Of which members of the current MB	Of which ten employees	Number of options exercised	Of which members of the current MB	Number of options cancelled
28/05/96	19/09/96	402,000		91,200	175,046		75,420
28/05/96	11/12/96	58,800	29,400				
16/12/93	07/03/97	121,600	30,000	16,700	70,228	30,000	51,372
30/06/97	10/12/97	284,200	37,000	47,400	1,800		38,000
30/06/97	01/04/98	5,100					
30/06/97	19/10/98	1,400					
30/06/97	02/11/98	600					
30/06/97	08/12/98	236,400	36,000	32,000	500		27,100
30/06/97	04/01/99	9,000					
30/06/97	17/05/99	3,600					
30/06/97	07/06/99	400					
30/06/97	01/10/99	1,000					
30/06/97	30/11/99	259,000	37,500	27,000			37,300
30/06/97	01/03/00	1,500					
30/06/97	03/04/00	300					300
30/06/97	01/06/00	4,500					
30/06/97	03/07/00	10,000					
30/06/97	01/09/00	2,500					
30/06/97	02/10/00	500					
31/10/00	18/12/00	514,100	234,500	12,000			130,575
31/10/00	18/12/00	428,650	140,000	22,800			62,150
31/10/00	15/01/01	5,000					
31/10/00	15/01/01	500					
31/10/00	23/04/01	4,000					3,000
31/10/00	23/04/01	3,200					
31/10/00	18/09/01	2,200					
31/10/00	08/10/01	1,800					800
31/10/00	11/12/01	5,000					
31/10/00	12/12/01	410,350		33,000			83,860
31/10/00	12/12/01	236,400		8,500			13,500
31/10/00	14/01/02	2,500					500
31/10/00	14/01/02	1,000					500
31/10/00	16/04/02	1,350					1,100
31/10/00	16/04/02	1,000					
31/10/00	20/06/02	11,101		6,943			2,773
31/10/00	20/06/02	12,574		331			2,059
31/10/00	20/06/02	6,000					6,000
31/10/00	01/07/02	45,000	35,000				
31/10/00	01/07/02	20,000	20,000				
31/10/00	09/07/02	5,000					5,000
31/10/00	16/08/02	184,606		24,650	27,164		91,578
31/10/00	02/10/02	2,000					500
31/10/00	15/10/02	3,000					
31/10/00	15/10/02	100					
31/10/00	27/03/03	616,410	50,000	25,300	292,599	15,000	55,739
31/10/00	27/03/03	348,902	30,655	10,564			13,485
31/10/00	16/06/03	2,000					
31/10/00	08/07/03	500					
31/10/00	01/10/03	1,500					1,000
31/10/00	01/10/03	762					
31/10/00	09/02/04	1,172,125	300,000	117,000			63,825
22/01/04	09/02/04	414,750	60,000	52,000			12,725
04/06/04	10/01/05	805,450	165,000	52,500	500		36,200
04/06/04	10/01/05	347,250	70,000	41,500			10,550
04/06/04	28/04/05	750					
04/06/04	28/04/05	6,750					
04/06/04	26/10/05	5,200					
04/06/04	12/12/05	20,000					
04/06/04	12/12/05	15,000					
Sub-total stock options		**7,261,620**	**1,323,055**	**670,388**	**749,417**	**93,000**	**840,771**
22/06/01	08/11/01	198,590	12,000		190,529	12,000	8,061
22/06/01	08/11/01	236,000	10,000		13,966		222,034
22/06/01	08/11/01	493,000	30,000				19,000
Sub-total Warrants C D E		**927,590**	**52,000**		**204,495**	**12,000**	**249,095**
Stock options end of Dec-05		**8,189,210**	**1,375,055**	**670,388**	**953,912**	**105,000**	**1,089,866**

Of which members of the current MB	Closing 31/12/05	Of which members of the current MB	Number of staff	Exercise period start date	Exercise period end date	Strike price (EUR)	Value in EUR million
	151,534		127	19/09/01	19/09/06	26.11	4.0
	58,800	29,400	2	11/12/01	11/12/06	40.84	2.4
			57	07/03/02	07/03/05	52.75	
	244,400	37,000	156	10/12/02	10/12/07	57.29	14.0
	5,100		1	01/04/03	01/04/08	79.04	0.4
	1,400		1	19/10/03	19/10/08	68.45	0.1
	600		1	02/11/03	02/11/08	68.80	0.0
	208,800	36,000	192	08/12/03	08/12/08	94.80	19.8
	9,000		1	04/01/04	04/01/09	95.26	0.9
	3,600		3	17/05/04	17/05/09	79.27	0.3
	400		1	07/06/04	07/06/09	84.04	0.0
	1,000		1	01/10/04	01/10/09	120.29	0.1
	221,700	37,500	292	30/11/04	30/11/09	134.55	29.8
	1,500		2	01/03/05	01/03/10	159.94	0.2
			1	03/04/05	03/04/10	153.82	
	4,500		5	01/06/04	01/06/10	110.15	0.5
	10,000		1	03/07/04	03/07/10	106.67	1.1
	2,500		2	01/09/04	01/09/10	109.50	0.3
	500		1	02/10/04	02/10/10	112.97	0.1
113,000	383,525	121,500	385	18/12/03	18/12/10	78.27	30.0
40,000	366,500	100,000	479	18/12/04	18/12/10	78.27	28.7
	5,000		2	15/01/04	15/01/11	76.23	0.4
	500		1	15/01/05	15/01/11	76.23	0.0
	1,000		3	23/04/04	23/04/11	84.33	0.1
	3,200		3	23/04/05	23/04/11	84.33	0.3
	2,200		1	18/09/05	18/09/11	80.71	0.2
	1,000		3	08/10/04	08/10/11	74.06	0.1
	5,000		1	11/12/04	11/12/11	79.36	0.4
	326,490		774	12/12/04	12/12/11	79.04	25.8
	222,900		522	12/12/05	12/12/11	79.04	17.6
	2,000		2	14/01/05	14/01/12	75.17	0.2
	500		2	14/01/06	14/01/12	75.17	0.0
	250		3	16/04/05	16/04/12	87.51	0.0
	1,000		1	16/04/06	16/04/12	87.51	0.1
	8,328		815	20/06/05	20/06/12	63.06	0.5
	10,515		1,536	20/06/06	20/06/12	63.06	0.7
			4	20/06/05	20/06/12	63.06	
10,000	45,000	25,000	4	01/07/05	01/07/12	62.32	2.8
	20,000	20,000	2	01/07/06	01/07/12	62.32	1.2
			3	09/07/06	09/07/12	61.49	
	65,864		146	16/08/05	16/08/12	41.52	2.7
	1,500		4	02/10/05	02/10/12	41.52	0.1
	3,000		1	15/10/05	15/10/12	26.02	0.1
	100		1	15/10/06	15/10/12	26.02	0.0
15,000	268,072	20,000	1,447	01/01/05	27/03/13	25.92	6.9
	335,417	30,655	3,444	27/03/07	27/03/13	25.92	8.7
	2,000		2	16/06/07	16/06/13	30.84	0.1
	500		1	08/07/06	08/07/13	31.81	0.0
	500		2	01/10/06	01/10/13	49.87	0.0
	762		1	01/10/07	01/10/13	49.87	0.0
30,000	1,108,300	270,000	1,220	01/01/06	09/02/14	54.14	60.0
	402,025	60,000	686	09/02/08	09/02/14	54.14	21.8
27,500	768,750	137,500	803	10/01/08	10/01/15	49.75	38.2
	336,700	70,000	567	10/01/09	10/01/15	49.75	16.8
	750		1	28/04/08	28/04/15	49.98	0.0
	6,750		5	28/04/09	28/04/15	49.98	0.3
	5,200		3	26/10/09	26/10/15	58.04	0.3
	20,000		1	12/12/08	12/12/15	57.07	1.1
	15,000		1	12/12/09	12/12/15	57.07	0.9
235,500	**5,671,432**	**994,555**					**341.1**
			28	23/12/01	23/12/03	28.13	
10,000			56	28/07/02	28/07/04	52.18	
10,000	474,000	20,000	183	29/05/03	30/06/06	72.15	34.2
20,000	**474,000**	**20,000**					**34.2**
255,500	**6,145,432**	**1,014,555**					**375.3**



Investor information continued

The weighted average exercise price of the above-mentioned options is summarised in the table below:

	31 December 2005	Weighted average strike price (EUR)	Value (EUR millions)	Stock options %
Strike price from 20€ to 30€	758,123	25.96	19.7	12%
Strike price from 30€ to 40€	2,500	31.03	0.1	0%
Strike price from 40€ to 50€	1,240,376	48.88	60.6	20%
Strike price from 50€ to 60€	1,794,925	54.64	98.1	29%
Strike price from 60€ to 70€	85,843	62.63	5.4	1%
Strike price from 70€ to 80€	1,796,115	76.88	138.1	29%
Strike price from 80€ to 90€	8,050	83.82	0.7	0%
Strike price from 90€ to 100€	217,800	94.82	20.7	4%
Strike price from 100€ to 110€	12,500	107.24	1.3	0%
Strike price from 110€ to 120€	5,000	110.43	0.6	0%
Strike price from 120€ to 130€	1,000	120.29	0.1	0%
Strike price from 130€ to 140€	221,700	134.55	29.8	4%
Strike price from 140€ to 150€				
Strike price from 150€ to 160€	1,500	159.94	0.2	0%
Total stock options	**6,145,432**	**61.08**	**375.3**	**100%**
Already exercisable end of 2005	3,110,663	72.34	225.0	51%
Exercisable in 2006	1,141,415	54.39	62.1	19%
Exercisable in 2007	338,179	26.00	8.8	6%
Exercisable in 2008	1,191,525	51.35	61.2	19%
Exercisable in 2009	363,650	50.17	18.2	6%
Total stock options	**6,145,432**	**61.08**	**375.3**	**100%**

Only 27% of stock subscription options and stock subscription warrants granted to employees have exercise conditions below the stock market price at 31 December 2005 (EUR 55.7) and are exercisable during 2006.

	31 December 2005	Weighted average strike price (EUR)	Value (EUR millions)	Stock options %
Already exercisable end of 2005 below EUR 56	548,770	29.49	16.2	9%
Exercisable in 2006 below EUR 56	1,109,400	54.13	60.0	18%
Sub-total mix strike price/start date	**1,658,170**	**45.97**	**76.2**	**27%**

A total of 1,147,990 new stock subscription options have been granted to 1,248 employees on 29 March 2006, of which 230,000 options granted to the six members of the Management Board, at a share price of EUR 59.99 (average price of the last 20 days without discount), in relation to the 8th resolution of the extraordinary shareholders meeting held on 4 June 2004.

In accordance with the recommendation of the Remuneration Committee, the 2006 annual grant corresponds to 1.75% of the outstanding shares at the end of 2005, with no more than 20% of such options being granted to the Management Board.

Unused authorisations

Having regard to resolutions voted during the Annual Shareholders' Meeting on 3 June 2005, the unused authorisations to issue shares and share equivalents are as follows:

Authorisation (in EUR)	Amount authorised Par value	Amount utilised Par value	Amount not utilised Par value	Authorisation expiry date
EGM 22/01/2004: 5th resolution Stock subscription options or stock purchase options	800,000	744,380 in 2004 55,620 in 2005	–	22/03/2007
EGM 04/06/2004: 8th resolution Stock subscription options or stock purchase options	8,500,000	1,144,780 in 2005	7,355,220	04/08/2007
Sub-total stock options			**7,355,220**	
EGM 31/10/2000: 7th/8th resolutions Common stock increase reserved for employees (in connection with an Employees Savings Plan)	2,188,219		2,188,219	31/10/2005
EGM 03/06/2005: 16th/18th resolutions Common stock increase reserved for employees (in connection or not with an Employees Savings Plan)	6,716,075		6,716,075	03/06/2006 03/08/2007
EGM 03/06/2005: 13th resolution Common stock increase with retention of preferential subscription rights	22,400,000		22,400,000	03/08/2007
EGM 03/06/2005: 15th resolution Common stock increase in payment for contributions in kind	6,716,075		6,716,075	03/08/2007
Sub-total common stock			**38,020,369**	
Total			**45,375,589**	

The potential authorisation to issue 45,375,589 new shares represents 67% of current issued common stock.

The following authorisation to cancel shares corresponds to 10% of the current issued common stock.

Authorisation (in EUR)	Amount authorised Par value	Amount utilised Par value	Amount not utilised Par value	Authorisation expiry date
EGM 03/06/2006: 12th resolution Share cancellation	6,716, 075		6,716, 075	Shareholders' meeting approving accounts as of 31/12/2009
Common stock			**6,716,075**	

Dividends

The Company has not paid any dividends in the last five years. The current policy is to reinvest all net profits generated, in order to maximise capital growth over the medium-long term. This policy is reviewed at regular intervals.

Investor information continued

Share trading performance

		2005	2004	2003	2002	2001
High	(EUR)	62.8	59.4	60.9	94.4	112.7
Low	(EUR)	45.6	39.5	23.2	21.5	56.2
Closing	(EUR)	55.7	50.0	50.7	23.2	73.6
Daily average volume	(Shares)	438,833	357,107	215,015	188,229	142,774
Free-float	(%)	100%	85%	55%	49%	46%
Market capitalisation	(EUR millions)	3,749	3,345	2,427	1,022	3,225
Enterprise value (EV)	(EUR millions)	3,929	3,837	2,693	1,462	3,460
EV/revenue		0.72	0.73	0.89	0.48	1.14
EV/OMDA		7.9	8.8	7.8	3.8	8.4
EV/Operating Margin		9.5	10.0	10.9	5.5	13.3
P/E (on normalised net income)		13.9	14.1	15.1	6.4	21.8

Market and free-float capitalisation

Based on a closing share price of EUR 55.7 at the end of December 2005 and 67,363,465 shares in issue, the market capitalisation of the Group at 31 December 2005 was EUR 3.75 billion, an increase of 12% during 2005. In terms of market capitalisation, Atos Origin is ranked 66th within the Eurolist index, which includes the largest companies by market capitalisation on the Paris exchange. The Company's market capitalisation since listing in Paris in 1995 has been as follows:


Market capitalisation since 1995
In € billion
0
1
2
3
4
0.3 0.5 0.6 0.4 0.5 1.0 1.1 1.0 1.2 1.7 2.3 1.6 2.2 1.8 2.1 2.6 3.5 2.9 2.1 2.3 3.3 3.5 3.7 3.4 3.2 3.9 2.8 1.1 1.0 1.1 1.3 2.4 2.4 3.5 3.5 3.0 3.3 3.5 3.5 4.0 3.7
Dec-95 Mar-96 Jun-96 Sep-96 Dec-96 Mar-97 Jun-97 Sep-97 Dec-97 Mar-98 Jun-98 Sep-98 Dec-98 Mar-99 Jun-99 Sep-99 Dec-99 Mar-00 Jun-00 Sep-00 Dec-00 Mar-01 Jun-01 Sep-01 Dec-01 Mar-02 Jun-02 Sep-02 Dec-02 Mar-03 Jun-03 Sep-03 Dec-03 Mar-04 Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05

French indices have shifted to free-float weightings in 2004. This is in line with the general trend for major market indices, which are based on free-float capitalisation instead of total market capitalisation. The change is intended to ensure a closer match between the actual market position of component stocks and the index. It also reduces the risk of peaks in volatility that may result from an excessive discrepancy between the weighting of a stock in the index and the number of shares actually available to the market.

The Company's actual free-float of shares increased from 39% to 100% between January 2004 and December 2005. The free-float capitalisation since the acquisition of Sema Group in January 2004 has been as follows:



Free-float capitalisation since 2004
4
3
2
1
0
1.5
2.6
2.4
2.2
2.2
2.4
2.2
2.0
2.0
2.2
2.3
2.8
2.8
3.1
3.0
2.7
2.8
3.0
3.3
4.1
4.0
3.9
3.8
3.7
In € billion
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
April-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05

Share performance in comparison with indices (base index 100)

During 2005, IT indices such as the IT CAC 20, underperformed the French market, while Atos Origin stock performed in line with the main IT indices. The stock price increased from EUR 50.0 at 31 December 2004 to EUR 55.7 at 31 December 2005, an increase of 11%.



130
120
110
100
90
80
125
123
121
113
111
Atos Origin
SBF 120
Euronext 100
IT CAC 20
DJ Euro stoxx 50
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
April-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05



Investor information continued

Monthly and quarterly trading volumes

Source: Euronext (in EUR per share)	High	Low	Closing	Weighted average price	Trading volume (in thousands of shares)	Trading volume (in EUR thousands)
2004						
January	58.9	51.1	53.0	54.9	8,402	460,936
February	59.4	52.5	56.2	55.3	8,397	464,389
March	56.0	49.4	53.1	52.5	6,399	335,875
1st Quarter					**23,199**	**1,261,200**
April	56.2	48.1	48.4	51.9	6,878	356,691
May	49.4	43.5	48.2	46.8	10,269	480,512
June	53.1	46.4	52.8	49.4	5,999	296,132
2nd Quarter					**23,146**	**1,133,336**
July	53.4	45.0	49.0	48.1	6,596	317,286
August	48.8	39.5	44.6	44.2	7,314	323,459
September	48.0	44.1	44.5	46.1	7,441	343,005
3rd Quarter					**21,351**	**983,751**
October	49.2	43.8	49.0	46.4	6,09	282,258
November	52.7	48.7	49.9	50.6	8,112	410,277
December	51.6	48.1	50.0	49.6	10,448	518,364
4th Quarter					**24,649**	**1,210,899**
Total 2004					**92,345**	**4,589,185**

% of capital traded during the period : 141%

Source: Euronext (in EUR per share)	High	Low	Closing	Weighted average price	Trading volume (in thousands of shares)	Trading volume (in EUR thousands)
2005						
January	52.1	48.2	49.3	50.3	7,004	352,299
February	55.3	48.6	55.1	52.5	10,402	545,953
March	55.9	50.5	52.2	53.2	9,011	479,275
1st Quarter					**26,416**	**1,377,528**
April	52.5	45.6	46.7	49.1	8,631	423,903
May	51.1	46.0	49.8	49.1	8,128	398,818
June	52.9	49.6	52.5	51.1	6,031	308,45
2nd Quarter					**22,791**	**1,131,171**
July	59.4	51.4	58.9	55.9	15,105	844,691
August	62.0	56.0	61.6	58.6	10,477	614,323
September	62.8	56.3	58.9	59.1	10,237	604,684
3rd Quarter					**35,819**	**2,063,698**
October	60.7	54.7	57.3	63.1	9,077	572,902
November	60.0	55.2	57.2	57.3	10,191	584,395
December	58.2	54.9	55.7	56.4	8,256	465,802
4th Quarter					**27,523**	**1,623,098**
Total 2005					**112,549**	**6,195,495**

% of capital traded during the period : 168%

The daily average number of shares traded in 2005 (439,000) increased by 23% compared with 2004 (357,000) and is twice the level in 2003 (215,000).

3-Year trading volume (by month)


Monthly trading volume in millions of shares
16
14
12
10
8
6
4
2
0
Jan 03
Jun 03
Nov 03
Apr 04
Sep 04
Feb 05
Jul 05
Dec 05


Monthly trading volume in millions of euros
1000
800
600
400
200
0
Jan 03
Jun 03
Nov 03
Apr 04
Sep 04
Feb 05
Jul 05
Dec 05

Share value for French wealth tax ("ISF") purposes
The closing share price on 31 December 2005 was EUR 55.65.

The average closing share price over the last 30 stock market trading days of 2005 was EUR 56.78.

Purchase or sale by the Company of its own shares
The Company did not purchase or sell any of its own shares during 2005. At 31 December 2005, the Company held 1,293 shares as treasury stock.



Shareholder relations

Communication
The Company aims to provide regular and clear information to all its shareholders, whether private individuals or institutions. We ensure the uniformity and transparency of information through the distribution of formal financial documents, the Company's website and personal meetings.

Contacts
Institutional investors, financial analysts and individual shareholders may obtain information from:

Investor Relations
Virginia Jeanson
Tel.: + 33 (0) 1 55 91 26 32
E-mail: virginia.jeanson@atosorigin.com

Financial Communications
Bertrand Labonde
Tel.: + 33 (0) 1 55 91 24 45
E-mail: bertrand.labonde@atosorigin.com

Or by sending requests to investors@atosorigin.com

Shareholder documentation
In addition to the Annual Report, which is published in English and French, the following information is available to shareholders:

- A half-year report
- Quarterly revenue and trading update announcements
- The Company's informational website at www.atosorigin.com
- Regular press releases, available through the website or via the AMF database

Legal documents relating to the Company by-laws, minutes of Shareholder Meetings, Auditors' reports, etc. may be viewed at the Company's registered office (Legal Department) by prior appointment.

Registrar
The Company's share registrar and paying agent is Société Générale.

Financial calendar

2006 Calendar	
Friday, 28 April 2006	First quarter revenue for 2006
Tuesday, 23 May 2006	Annual General Meeting (2005 results)
Friday, 28 July 2006	Second quarter revenue for 2006
Wednesday, 6 September 2006	Half-year results for 2006
Tuesday, 31 October 2006	Third quarter revenue for 2006
Wednesday, 31 January 2007	Fourth quarter revenue for 2006

Documents issued

Document	Date of issue	Source
Financial communication		
○ Annual report 2004	16/03/05-30/05/05	website Atos Origin/website AMF
○ Half-year report 2005	07/09/05	website Atos Origin
○ Annual report 2005	08/03/06-15/05/06	website Atos Origin/website AMF
○ Financial release Annual results 2004	16/03/05	website Atos Origin
○ Financial release Half-year results 2005	07/09/05	website Atos Origin
○ Financial release Annual results 2005	08/03/06	website Atos Origin/website AMF
○ Financial release Fourth quarter revenue 2004	14/02/05	website Atos Origin
○ Financial release First quarter revenue 2005	13/05/05	website Atos Origin
○ Financial release Second quarter revenue 2005	27/07/05	website Atos Origin
○ Financial release Third quarter revenue 2005	10/11/05	website Atos Origin
○ Financial release Fourth quarter revenue 2005	31/01/06	website Atos Origin
Financial presentation		
○ Full-year 2004 results	16/03/05	website Atos Origin
○ Half-year 2005 results	07/09/05	website Atos Origin
○ Full-year 2005 results	08/03/06	website Atos Origin
Other financial communication		
○ Trading programme of Company's shares	24/03/05-08/03/06	website Atos Origin/website AMF
○ 2004 IFRS reconciliation statements	13/05/05-03/11/05	website Atos Origin/website AMF
Shareholders' meeting		
○ Shareholders' meeting presentation	03/06/05	website Atos Origin
○ Minutes of the AGM (full text of resolutions and results of vote)	03/06/05	Company's registered office
Auditors report		
○ Auditors' letter regarding the information given in the Document de Reference		Company's registered office
○ Auditors' report on the consolidated financial statements		Company's registered office/ Commercial court/Document de Reference
○ Auditors' report on the parent company financial statements		Company's registered office/ Commercial court/Document de Reference
○ Auditors' special report on regulated agreements		Company's registered office/ Document de Reference
○ Auditors' special report on the report prepared by the Chairman of the Supervisory Board		Company's registered office/ Document de Reference
Financial statements		
○ Consolidated financial statements		Company's registered office/ Commercial court/Document de Reference
○ Parent company financial statements		Company's registered office/ Commercial court/Document de Reference
Declaration		
○ Declaration of share transfer made by board members of Atos Origin	25/03/05-19/04/05 25/05/05-24/11/05 14/12/05-07/02/06	website AMF/Document de Reference
○ Disclosure of interests by Philips	20/07/05	website AMF
○ Disclosure of liquidity contract	27/02/06	website AMF
○ Auditors' fees	15/05/06	website AMF/Document de Reference

Legal information

Corporate form and purpose

- Company name (article 3 of the by-laws): Atos Origin.
- Legal form (article 1 of the by-laws): Limited Liability Company (societe anonyme) with a Management Board and Supervisory Board, governed by Articles 210-1 et seq. of the French Commercial Code.
- Corporate purpose (Article 2 of the by-laws): Information processing, systems development, technical, consulting and support services, research, development, production and sale of products and services that contribute to the promotion or development of data automation and transmission systems, including the design, application and installation of software and data processing, online data transfer and office automation systems.
- Nationality: French.
- Registered office and principal place of business (article 4 of the by-laws): 18 avenue d'Alsace - 92926 Paris La Defense, France.
- Registered in Nanterre under Siren number 323 623 603.
- Business identification code (APE code): 723Z.
- Date of incorporation: 1982.
- Term: up to 2 March 2081.
- Fiscal year (article 27 of the by-laws): 1 January to 31 December.
- Common stock as at 31 December 2005: The Company's common stock amounted to EUR 67,363,465 divided into 67,363,465 shares with a par value of EUR 1.00 each at 31 December 2005.

Provisions of the by-laws

Members of the Supervisory Board (article 17-3 of the by-laws)

Each member of the Supervisory Board is required to own at least ten Atos Origin shares.

Shareholder meetings (article 24 of the by-laws)

All shareholders are entitled to attend shareholder meetings, regardless of the number of shares held. Meetings are called by means of a notice published in a newspaper authorised to carry legal announcements in the department where the Company has its principal place of business and in the Bulletin des Annonces Legales. In addition, a notice is sent directly to all holders of registered shares.

Shareholders are required to present evidence of the ownership of their shares at the time of the meeting. To comply with this requirement, registered shares must be recorded in the shareholder's name in the account maintained by or on behalf of the Company at least five days prior to the meeting. Holders of bearer shares are required to deposit with the Company, at least five days prior to the meeting, a certificate issued by their bank or broker confirming that the shares have been placed in a blocked account up to the date of the meeting. Shareholder meetings are held at the Company's principal place of business or at any other location specified in the notice of meeting.

Voting rights (article 24-4 of the by-laws)

Each share carries one vote only. At 31 December 2005, a total of 67,363,465 voting rights were attached to the Company's shares. No shares carry double voting rights.

Income appropriation (Article 29 of the by-laws)

Net income for the year less any losses brought forward from prior years is appropriated as follows:

- 5% to the legal reserve.
- To other reserves required by law.
- To revenue reserves, if appropriate.

Disclosure of thresholds provided for in the Company's by-laws (article 11-3 of the by-laws)

The by-laws require disclosure to the Company, within ten days, of the acquisition (or sale) of 1% of the Company's common stock or any multiple thereof, except in cases where the total interest represents less than 5%. Disclosure must be made in accordance with the provisions of Article L 233-7 of the Commercial Code, subject to the sanctions applicable in the event of non-disclosure (see Article L 233-14 of the Commercial Code). These provisions were adopted at the Extraordinary General Meetings on 16 December 1993 and 28 January 1997.

Information concerning the identity of holders of bearer shares (article 11-2 of the by-laws)

The Company is entitled, at any time, to request Euroclear to disclose the identity of holders of bearer shares.

Other commitments

Commitments with shareholders are described in the "Investor Information" section of this document.

Management Board

Chairman of the Management Board
Bernard Bourigeaud
Elected: 1997
Re-elected: Supervisory Board meeting of 23 January 2004
Term expires: 23 January 2009

- Background: Chartered Accountant, Degree in economics and management
- Other directorships (at 31 December 2005)

Advisor to the French Foreign Trade Committee
Member of the French National Economics Commission
Member of the Supervisory Boards of Atos Euronext Market Solutions Holding SAS (France), Atos Worldline Processing GmbH (formerly Atos Origin Processing Services GmbH) (Germany), Hagemayer NV (Netherlands)
Director of Neopost (France), Tibco Software Inc. (US)
Managing Director of Atos Origin International (Belgium)

- Positions held during the last five years

Chairman of the Management Board of Atos Origin S.A., Atos Origin B.V. (Netherlands)
Chairman of the Supervisory Board of Atos Consulting (formerly Atos Odyssée) (France), Atos Origin Nederland B.V. (Netherlands)
Member of the Supervisory Board of Atos Origin Processing Services GmbH (Germany), Hagemayer NV (Netherlands), SNT Group NV (Netherlands)
Director of Atos Ods Origin (Spain), Atos Consulting Ltd (UK), Neopost (France), CCMX Holding (France), Business Objects SA (France)
Managing Director of Atos Origin International (Belgium)
Permanent representative of Atos Origin S.A., member of the Atos Euronext SBF SA Supervisory Board (France)

Member of the Management Board
Xavier Flinois
Elected: 2004
Appointed: Supervisory Board meeting of 23 January 2004
Term expires: 23 January 2009

- Background: Graduate of Ecole Polytechnique and Ecole Nationale des Ponts et Chaussées, Paris
- Other directorships (at 31 December 2005):

Member of the Supervisory Board of Atos Euronext Market Solutions Holding SAS (France)
Director of Atos Origin Inc. Greece Branch (Greece), Atos Origin IT Services Ltd (UK), Atos Consulting UK Ltd (formerly Atos Origin KPMG Consulting Ltd) (UK), Atos Origin UK Holding Ltd (UK), Atos Origin Inc. (US), Atos Origin IT Services Inc. (US) , Parkeon SA (France)

- Positions held during the last five years

Member of the Management Board of Atos Origin S.A. (France)
President of Omnes (France), Schlumberger Network Solutions
Executive Vice-President of SchlumbergerSema
Officer of Schlumberger Ltd (Netherlands)
Director of Atos Origin Holding Corp. (US), Atos Origin Inc. (US), Atos Origin IT Services Ltd (UK), Atos Origin IT Services Inc. (US) , Atos Consulting Ltd (UK), Atos Origin UK Holding Ltd (UK)

Member of the Management Board
Eric Guilhou
Elected: 2000
Re-elected: Supervisory Board meeting of 23 January 2004
Term expires: 23 January 2009

- Background: Chartered accountant, Business degree from ESCEM, Qualified teacher in economics and financial management
- Other directorships (at 31 December 2005)

Member of the Management Board of Atos Origin B.V. (Netherlands)
Member of the Supervisory Board of Atos Euronext Market Solutions Holding SAS (France), Atos Origin Nederland B.V. (Netherlands)
Director of Atos Origin Inc (British Virgin Islands), Atos Origin SpA (Italy), Atos Origin Luxembourg (Luxemburg), Atos Consulting AB (Sweden)
Permanent representative of Atos Origin S.A., member of the Atos Origin Participations 2 Board of Directors (France), Atos Origin S.A., member of the Atos Investissement 5 SA Board of Directors (France)

- Positions held during the last five years

Member of the Management Board and Chief Financial Officer of Atos Origin S.A.
Member of the Management Board of Atos Origin B.V. (Netherlands)
Member of the Supervisory Board of Atos Euronext SBF SA (France), Atos Origin Nederland B.V. (Netherlands), Atos Consulting (formerly Atos Odyssée) France
Director of Atos Origin Belgium SA (Belgium), Atos Origin International (Belgium), Atos Origin International Competences & Alliances (Belgium), Atos Origin Inc (British Virgin Islands), Sema SA (France), PRE-IPO Net (France), Atos Origin SpA (Italy), Atos Origin Luxembourg (Luxembourg), Atos Consulting AB (Sweden), Atos Origin IT Services Ltd (UK), Atos Consulting Ltd (UK)
Chairman of the simplified joint stock company Atos Investissement 4 (France)
General manager of EURL F. Clamart (France)
Permanent representative of Atos Origin S.A., member of the Origin France SA Board of Directors (France), Atos Origin S.A., member of the Atos Investissement 5 SA Board of Directors (France), Atos Origin S.A., member of the Atos Investissement 6 Board of Directors (France), Atos Origin S.A., member of the Statilogie Board of Directors (France), Atos Origin S.A., member of the Mantis Board of Directors (France), Atos Origin S.A., member of the Atos Ods Origin Board of Directors (Spain), Atos Origin B.V., member of the Atos Origin International (Belgium)



Legal information *continued*

Member of the Management Board
Dominique Illien
Elected: 1997
Re-elected: Supervisory Board meeting of 23 January 2004
Term expires: 23 January 2009

- Background: Chartered Accountant, Business degree from "Ecole Superieure de Commerce de Paris" (ESCP)
- Other directorships (at 31 December 2005)

General Manager of Atos Origin GmbH (Germany), Origin Holding GmbH (Germany), Sema GmbH (Germany)
Chairman of the Board of Directors of Atos Origin Participation 2 (formerly Origin France) (France)
Chairman of the Supervisory Board of Atos Worldline Processing GmbH (formerly Atos Origin Processing Services) (Germany)
Chairman of the simplified joint stock company Atos Origin International (France), Mantis (France)
Member of the Supervisory Board of Atos Euronext Market Solutions Holding SAS (France), A2B (France)
Permanent representative of Atos Origin, member of the Diamis SA Board of Directors (France), Atos Origin, member of the Atos Participation 1 Board of Directors (France)

- Positions held during the last five years

Member of the Management Board of Atos Origin SA (France)
Chairman of the Supervisory Board of Atos Worldline Processing, previously Director
Vice-Chairman of the Supervisory Board of Atos Euronext SBF (France)
Chairman of the Board of Directors of Origin France (France), Atos Origin SpA (Italy)
General Manager of Competence Center Informatik GmbH (Germany), Atos Origin GmbH (Germany), Atos Origin Food Business GmbH (Germany), Atos Origin IT Services GmbH (Germany), Atos Origin Managed Services GmbH (Germany), Atos Worldline GmbH (Germany), Origin Holding GmbH (Germany), Sema GmbH (Germany)
Chairman of the simplified joint stock companies Atos Origin International (France), Atos Origin Intégration (France), Mantis (France) *(previously Chairman of the Board of Directors)*
Member of the Management Board of Atos Origin B.V. (Netherlands) and Member of the Supervisory Board of A2B (France), Atos Consulting (previously Atos Odyssée) (France)
Director of Atos Origin International (Belgium), Atos Origin Enterprise Services (France), Atos Origin Inexis Conseil (France), Parelli SA (France), Sema SA (France), Sema IT Services (France), Sema Global Services SA (France), Sema Telecom Services (France), Atos Origin SpA (Italy), Atos Ods Origin (Spain)
Permanent representative of Atos Origin (France) member of the Board of Directors of Diamis SA (France), Atos Participation 1 (France), Statilogie (France), Astria SA (France)

Member of the Management Board
Wilbert Kieboom
Elected: 2000
Re-elected: Supervisory Board meeting of 23 January 2004
Term expires: 23 January 2009

- Background: Business degree from Fairleigh Dickinson University, Madison, USA.
- Other directorships (at 31 December 2005)

Member of the Supervisory Board of Atos Origin Nederland B.V. (Netherlands)
Director of Atos Origin International (Belgium), Atos Origin Belgium SA (formerly Sema Belgium) (Belgium), Sema Global Services SA (Belgium), Atos Origin Luxembourg SA (Luxembourg)

- Positions held during the last five years

Member of the Management Board of Atos Origin S.A. (France), Atos Origin B.V. (Netherlands), Atos Origin IT Services Nederland B.V. (Netherlands), Atos Origin IT Systems Management Nederland B.V. (Netherlands), Atos Origin Nederland B.V. (Netherlands), Atos Origin Telco Services (Netherlands)
Member of the Supervisory Board of Atos Euronext SBF SA (France), Atos Origin Nederland B.V. (Netherlands)
Director of Atos Origin International (Belgium), Atos Origin Belgium SA (Belgium), Atos Origin International Competences & Alliances NV (Belgium), Sema Global Services SA (Belgium), Atos Origin Luxembourg SA (Luxembourg), Atos Origin End User Services Nederland B.V. (Netherlands), Atos Origin Information Technology BV (Netherlands), Atos Origin Telecom Software Solutions B.V. (Netherlands), Atos Origin Norge AS (Norway), Origin SoftTech (Saudi Arabia), Atos Origin AB (Sweden), Atos Origin PA Konsult AB (Sweden), Atos Origin Sweden AB (Sweden), DC Tidingsdata AB (Sweden), Sema Infosynergi AB (Sweden), Sema Konsult AB (Sweden), Sema Ronneby AB (Sweden), Atos Origin UK Ltd (UK)

Member of the Management Board
Giovanni Linari
Elected: 2004
Appointed: Supervisory Board meeting of 23 January 2004
Term expires: 23 January 2009

- Background: Engineering graduate of the University of Rome
- Other directorships (at 31 December 2005):

Managing Director of Atos Origin SpA (Italy)
Director of Atos Origin Middle East Fz Llc (Dubai), Atos Origin Hellas SA (Greece), Servizi Telematici Siciliani (Italy), Atos Origin Middle East Co Ltd (Saudi Arabia) (formerly Origin SoftTech), Atos Origin Pty Ltd (South Africa)
Member of the Board of Trustee of AOSR (American Overseas School of Rome) non-profit organisation (Italy)

- Positions held during the last five years

Member of the Management Board of Atos Origin SA (France)
Chief Executive Officer (CEO) & Member of the Executive Committee of Sema, SBU Telecom
President of Areas IMA and SMA SchlumbergerSema
Managing Director of Atos Origin SpA (Italy)
Vice-President (previously President and Managing Director) of Atos Origin Italia SpA (Italy)
Director of Atos Origin Middle East Fz Llc (Dubai), Atos Origin Hellas SA (Greece), Servizi Telematici Siciliani (Italy), Atos Origin Middle East Co Ltd (Saudi Arabia), Atos Origin Pty Ltd (South Africa), Atos Ods Origin (Spain)
Member of the Board of Trustee of AOSR (American Overseas School of Rome) non-profit organisation (Italy)

Supervisory board

Chairman and Member of the Supervisory Board
Didier Cherpitel
Elected: 2004
Re-elected: 2005
Term expires: Annual General Meeting called to approve the fiscal year 2009 financial statements

- Background: Master in Politics and Economy (I.E.P. Paris), Master of Business Administration in Economy (Paris)
- Other positions (at 31 December 2005):

Chairman of "Managers sans Frontières" non-profit organisation, Quebec (Canada)
Director of Red Cross Foundation (Switzerland), Medecins Sans Frontieres Foundation, Wendel Investissements (France), François-Xavier Bagnoud Society, non profit organisation, Sion (Switzerland)

- Positions held during the last five years

Secretary General and Chief Executive Officer of International Federation of Red Cross and Red Crescent Societies (Switzerland)
Director of Red Cross Foundation (Switzerland) – previously Chairman until June 2003, Medecins Sans Frontieres Foundation, Wendel Investissements (France), INSEAD (France)

Member of the Supervisory Board
Dominique Bazy
Elected: 1997
Re-Elected: 2005
Term expires: Annual General Meeting called to approve the fiscal year 2009 financial statements

- Background: Master of Business Administration in Economy (Paris), Master in Politics and Economy (I.E.P. Paris), Post graduate degree for senior posts in the civil service and public management (Ecole Nationale d'Administration E.N.A. Paris), Master in Law
- Main position: Vice-Chairman of UBS Investment bank (UK)
- Other positions (at 31 December 2005): Director of Vinci (France)

- Positions held during the last five years

Chairman of the Board of Directors and Chief Executive of UBS Holding (France), U.B.S. Securities France SA (France)
Vice-Chairman of the Supervisory Board of Grand Vision (France) and Director of Vinci (France)

Vice Chairman and Member of the Supervisory Board
Diethart Breipohl
Elected: 2005
Term expires: Annual General Meeting called to approve the fiscal year 2009 financial statements

- Background: School and bank trainee in Bielefeld, Study of law and doctorate in Hamburg, Münster and Tübingen
- Main position: Member of the Supervisory Board of Allianz AG (Germany)
- Other positions (at 31 December 2005):

Chairman of the Supervisory Board of KM Europa Metal AG
Director of Continental AG (Germany), Karstadt Quelle AG (Germany), Assurances Générales de France (France), Crédit Lyonnais (France), Euler & Hermès (France)

- Positions held during the last five years

Member of the Management Board of Allianz AG (Germany)

Member of the Supervisory Board
Philippe Germond
Elected: 2003
Re-elected: 2005
Term expires: Annual General Meeting called to approve the fiscal year 2009 financial statements

- Background: Engineering Degree from the Ecole Centrale de Paris (France), Master of Science Management Stanford University (USA)
- Other positions (at 31 December 2005):

Director of Essilor (France), Ecole Centrale de Paris (France)

- Positions held during the last five years

Chief Operating Officer (COO), then Officer of Alcatel (France)
Chairman of the Board of Directors and Chief Executive of Cegetel, SFR, Vivendi Universal Net, Vivendi Telecom International
Member of the Executive Committee of Vivendi Universal
Member of the Supervisory Board of Alcatel Deutschland GmbH (Germany)
Director of Alcatel Inc. (US), Essilor International, Ingenico (Compagnie Industrielle et Financière d'Ingénierie) (France)

Legal information continued

Member of the Supervisory Board
Jan Oosterveld
Elected: 2004
Term expires: Annual General Meeting called to approve the fiscal year 2007 financial statements

- Background: Master degree in business administration at the Instituto de Estudios Superiors de la Empresa (Barcelona), Engineering degree at Eindhoven Technical University
- Other positions (at 31 December 2005):

Member of the Board of Directors of Barco NV, Kortrijk (Belgium), Cookson Ltd, London (UK)
Member of the Supervisory Board of Continental AG, Hannover (Germany), Crucell NV, Leiden (Netherlands)

- Positions held during the last five years

Member of the Group Management Committee, in charge of the Strategy of the Group and of the Asia Pacific region of Royal Philips Electronics (The Netherlands)
Chairman of the Board of Directors of LG Philips LCS Seoul (Korea)
Member of the Board of Directors of Barco NV, Kortrijk (Belgium), Cookson Ltd, London (UK)
Member of the Supervisory Board of Continental AG, Hannover (Germany), Crucell NV, Leiden (Netherlands)
Director of LG Philips Displays Holding BV (Netherlands), Philips Electronics China BV (Netherlands), Philips Venture Capital Fund BV (Netherlands)

Member of the Supervisory Board
Vernon Sankey
Elected: 2005
Term expires: Annual General Meeting called to approve the fiscal year 2007 financial statements

- Background: Master of Arts in Modern Languages, Oriel College, Oxford (UK)
- Other positions (at 31 December 2005):

Chairman of Photo-Me International plc (UK), the Really Effective Development Company Ltd (UK)
Director of Pearson plc (UK), Zurich Financial Services AG (Germany), Cofra AG (Switzerland), Taylor Woodrow plc (UK), Vividas group plc (UK)
Advisory Board member of Proudfoot UK, MCC Inc Korn Ferry International

- Positions held during the last five years:

Chairman of Thomson Travel Group plc (UK), Photo-Me International plc (UK), The Really Effective Development Company Ltd (UK)
Deputy Chairman of Beltpacker plc (UK)
Director of Gala Group Ltd (UK), Pearson plc (UK), Zurich Financial Services AG (Germany), Cofra AG (Switzerland), Taylor Woodrow plc (UK)
Board member of Food standards agency (FSA) (UK)
Advisory Board member of Proudfoot UK, MCC Inc Korn Ferry International

Member of the Supervisory Board
Michel Soublin
Elected: 2004
Term expires: Annual General Meeting called to approve the fiscal year 2007 financial statements

- Background: Master in Politics and Economy (I.E.P.), Paris (France), Graduated in Economics from the Faculty of Law and Economics, Paris (France)
- Main position: Financial Advisor (previously Group Treasurer) of Schlumberger Ltd (Netherlands Antilles)
- Other positions (at 31 December 2005):

Chairman of Comite de la Charte du Don en Confiance, a French non-profit organisation
Director of Axalto N.V. (Netherlands)
Founding member of the Society of French Corporate Treasurers (Association Française des Trésoriers d'Entreprise)

- Positions held during the last five years

Director of Axalto N.V. (Netherlands), Yukos, Moscow (Russia)

Member of the Supervisory Board
Jean-François Theodore
Elected: 2000
Re-elected: 2005
Term expires: Annual General Meeting called to approve the fiscal year 2009 financial statements

- Background: Post graduate degree for senior posts in the civil service and public management (Ecole Nationale d'Administration E.N.A. Paris), Master in Politics and Economy (I.E.P. Paris), Master in Law
- Main position: Chairman of the Management Board of Euronext N.V (The Netherlands)
- Other positions (at 31 December 2005):

Chairman of the Board of Directors and Chief Executive of Euronext Paris (France)
Chairman and Director of Euronext UK Plc (UK)
Chairman of the simplified joint stock company Marché de Titres-France (MTS) (France)
Chairman of the Supervisory Board of Atos Euronext Market Solutions Holding SAS (France)
Director of Euronext Brussels SA NV (Belgium), Euronext Lisbon (Portugal), Euronext Amsterdam NV (Netherlands), Sicovam Holding (France),, Euroclear Plc,(UK), LCH Clearnet Group Ltd (UK), Liffe Administration and Management (UK), Liffe Holding Plc (UK)
Permanent representative of Euronext Paris (France) to the Board of Directors of GL Trade (France), Financiere Montmartre (France)

- Positions held during the last five years

Chairman of the Management Board of Euronext N.V (Netherlands)
Chairman of the Board of Directors and Chief Executive of Euronext Paris (France)
Chairman of the simplified joint stock company Marché de Titres-France (MTS) (France)
Chairman of the Board of Directors of Euronext Inc.(USA), Clearnet (France), SBF Technologies (France), Banque Centrale de Compensation (France), European Power Exchange
Chairman of the Supervisory Board of Atos Euronext SBF SA (France)
Director of Euronext Liffe (UK), Euronext Brussels SA NV (Belgium), Euroclear banque (Belgium), Finext (France), previously Chairman of the Board of Directors, La Cote Bleue SA (France), Euronext Lisbon (Portugal), Euronext Amsterdam NV (Netherlands), Sicovam Holding (France), Euronext UK Plc (UK), LCH Clearnet Group Ltd (UK)
General Manager of Euronext GmbH (Germany)
Permanent representative of Euronext Paris (France) to the Board of Directors of GL Trade (France), Euronext Markets SA, Financière du Belon (France), Financière Montmartre (France), Financière Saint-Jacques (France)
Permanent representative of Sicovam Holding to the Board of Directors of Euroclear Plc

To the knowledge of the Company, there have been no official public incrimination and/or sanctions taken by statutory or regulatory authorities against any of the members of the Management Board or the Supervisory Board of the Company, except as described below.

The members of the Management Board or of the Supervisory Board of the Company have not been convicted in relation to any fraudulent offences or have not filed for bankruptcies/receiverships or liquidations during the last five years.

Although never convicted for 'fraudulent offence', Dominique Bazy was sentenced to a five-year probation by US courts after pleading guilty to a one count information in connection with the Executive Life/Credit Lyonnais investigation. He was released from probation 18 months later by order of the US District Court. As part of the overall settlement of the Credit Lyonnais investigation, he is precluded from serving as an officer or director of any US insured banking institution, and limited in employment by any foreign banking organisation in the US.

None of the members of the Management Board or the Supervisory Board of the Company have any actual or potential conflicts of interest.

The Company declares it is in compliance with corporate governance rules applying in France, as defined by the AFEP/MEDEF reports.



Resolutions

Observations of the Supervisory Board

In accordance with the law, the Management Board has presented to the Supervisory Board the consolidated financial statements of the Atos Origin Group, Management's Discussion and Analysis of the Group's activities and financial results for the period ended 31 December 2005, and the parent company financial statements for the same period.

The Supervisory Board has reviewed the financial statements, the Management Discussion and Analysis and the text of the resolutions that are to be presented to the Annual General Meeting. The Supervisory Board is satisfied that these statements describe accurately the performance of the Group for the year ended 31 December 2005 and set out the financial position of the Group at that date.

Proposed resolutions to be submitted to the Annual General Meeting

Resolutions submitted to the shareholders will be published in the Bulletin des Annonces Legales Obligatoires (official legal gazette for listed companies) and will be posted on the Atos Origin website (investors' section), as required by laws and regulations (ie at least 30 days before the shareholders' meeting).

Management Board's reports to the Annual General Meeting pursuant to article L225-184 of the commercial code

Dear Shareholders, we hereby inform you that the following stock subscription options were granted during the fiscal year to members of the Management Board by the Company or its associates:

Name	Issue date	Start of the subscription period	End of the subscription period	Number of options	Subscription price (in euros)
Bernard Bourigeaud	10/01/2005	10/01/2008	10/01/2015	47,500	49.75
Xavier Flinois	10/01/2005	10/01/2008	10/01/2015	27,500	49.75
Eric Guilhou	10/01/2005	10/01/2009	10/01/2015	35,000	49.75
Dominique Illien	10/01/2005	10/01/2009	10/01/2015	35,000	49.75
Wilbert Kieboom	10/01/2005	10/01/2008	10/01/2015	35,000	49.75
Giovanni Linari	10/01/2005	10/01/2008	10/01/2015	27,500	49.75
Jans Tielman	10/01/2005	10/01/2008	10/01/2015	27,500	49.75

Management Board members subscribed to the following shares during the fiscal year following the exercise of one or more subscription options:

Name	Number of stock subscription options exercised	Subscription price in euros
Bernard Bourigeaud	20,000	52.75
Eric Guilhou	10,000	52.75
Jans Tielman	15,000	25.92
Wilbert Kieboom	15,000	25.92

The total number and weighted average price of stock subscription options granted during 2005 by the Company to the ten employees of all associated companies and groupings (as defined by Article L225-180) who received the greatest number of stock subscription options, were as follows:

	Number of stock subscription options granted	Weighted average price in euros
	78,500	53.01

The total number and weighted average price of options in the Company's stock exercised during 2005 by the ten employees of all associated companies and groupings (as defined by Article L225-180) who exercised the greatest number of stock subscription options, were as follows:

	Number of stock subscription options exercised	Weighted average price in euros
	61,738	34.65

Management Board's reports to the Annual General Meeting pursuant to article L225-197 of the commercial code

Dear Shareholders, we hereby inform you that no free shares have been issued to members of the Management Board or to employees during the fiscal year.

Persons responsible

Person responsible for the reference document

Bernard Bourigeaud
Chairman of the Management Board

Person responsible for the accuracy of the reference document

To the best of our knowledge, the information presented in this reference document fairly reflects the current situation and includes all information required by investors to assess the net asset position, activities, financial solvency, results and future prospects of the Company. We confirm that no information likely to have a material impact on the interpretation of these documents has been omitted.

Bernard Bourigeaud
Chairman of the Management Board

Persons responsible for the audit of the financial statements

Appointment and term of offices

Statutory Auditors	Deputy Auditors
Amyot Exco Grant Thornton Daniel Kurkdjian and Vincent Papazian ○ Appointed on: 30 May 2002 for a term of six years ○ Term of office expires: at the end of the AGM held to adopt the 2007 financial statements	Cabinet IGEC, 2, rue Washington, 75008 Paris ○ Appointed on: 30 May 2002 for a term of six years ○ Term of office expires: at the end of the AGM held to adopt the 2007 financial statements
Deloitte & Associés Jean-Paul Picard and Jean-Marc Lumet ○ Appointed on: 24 February 2000 for a term of six years ○ Term of office expires: at the end of the AGM held to adopt the 2005 financial statements	Cabinet B.E.A.S., 7/9, Villa Houssay 92200 Neuilly-sur-Seine ○ Appointed on: 24 February 2000 for a term of six years ○ Term of office expires: at the end of the AGM held to adopt the 2005 financial statements

Auditors' fees

			Amyot Exco Grant Thornton			Deloitte & Associés		
(In EUR thousand)	**Total amount 2005**	Total amount 2004	**Amount 2005**	**% 2005**	Amount 2004	**Amount 2005**	**% 2005**	Amount 2004
Legal audit								
On consolidated and individual statements	6,400	5,791	2,677	89%	2,567	3,723	77%	3,224
Other audit-related services	811	2,725	269	9%	1,243	542	11%	1,482
Sub-total	7,211	8,516	2,946	98%	3,810	4,265	89%	4,706
Other allowances								
Tax and Legal	579	752	34	1%	29	545	11%	723
Information technology								
Internal audit								
Other non-audit services	24		24	1%				
Sub-total	603	752	58	2%	29	545	11%	723
Total	**7,814**	**9,268**	**3,004**	**100%**	**3,839**	**4,810**	**100%**	**5,429**



AMF Cross-reference table

This document is a full translation of the original French text. The original document has been filed with the Autorité des Marchés Financiers (AMF) on 15 May 2006, in accordance with article 212-13 of the AMF's general regulations.

This document may be used to support a financial operation if accompanied by a prospectus duly approved by the AMF.

The table below refers to the main articles of Commission Regulation (CE) n° 809-2004 implementing the Prospectus Directive.

Chapter	Information	Pages
1	**Persons responsible**	
1.1	Persons responsible	169
1.2	Declaration by those responsible	169
2	**Statutory auditors**	
2.1	Auditors' information	169
2.2	Changes	Not applicable
3	**Selected financial information**	
3.1	Historical financial information	Cover page
3.2	Interim periods	Not applicable
4	**Risk factors**	67
5	**Information about the issuer**	
5.1	History and development of the issuer	9-13
5.2	Investments	9-111
6	**Business overview**	
6.1	Principal activities	32-34-38
6.2	Principal markets	18
6.3	Principal markets (continue)	
6.4	Dependency	67
6.5	Competitive position	20
7	**Organisational structure**	
7.1	Group	23-26
7.2	Subsidiaries	123-126-129
8	**Property, plants and equipment**	
8.1	Material tangible fixed assets	111
8.2	Environmental issues	71
9	**Operating and financial review**	
9.1	Financial condition	59
9.2	Operating results	46
10	**Capital resources**	
10.1	Capital resources	63-91
10.2	Cash flows	62-92
10.3	Funding structure	65-116
10.4	Restrictions	66
10.5	Sources of funds	65-116
11	**Research and development, patents and licences**	111
12	**Trend information**	
12.1	Trends	18-46
12.2	Material effect	18-46
13	**Profit forecasts or estimates**	
13.1	Assumptions	Not applicable
13.2	Report	Not applicable
13.3	Comparison	Not applicable
13.4	Update	Not applicable

Chapter	Information	Pages
14	**Administrative, management, and supervisory bodies and senior**	
14.1	Members' information	23-73-163
14.2	Conflicts of interests	73
15	**Remuneration and benefits**	
15.1	Remuneration	85
15.2	Pension, retirement or similar benefits	85
16	**Board practices**	
16.1	Term of office	73
16.2	Service contracts	73
16.3	Committees	75
16.4	Compliance	73
17	**Employees**	
17.1	Employees' information	55
17.2	Shareholdings and stock options	149
17.3	Employees' shareholding	149
18	**Major shareholders**	
18.1	Shareholders	149
18.2	Voting rights	150
18.3	Ownership and control	149
18.4	Arrangements related to control	150
19	**Related party transactions**	122-131
20	**Financial information concerning the issuer's assets and liabilities, financial position and profits and losses**	
20.1	Historical financial information	Cover page-90
20.2	Pro forma financial information	Not applicable
20.3	Financial statements	90
20.4	Auditing of historical annual financial information	89
20.5	Age of latest financial information	94
20.6	Interim and other financial information	Not applicable
20.7	Dividend policy	155-130
20.8	Legal and arbitration proceedings	69
20.9	Significant change in the issuer's financial or trading position	Not applicable
21	**Additional information**	
21.1	Share capital	162
21.2	Memorandum and Articles of Association	162
22	**Material contracts**	69
23	**Third-party information and statement by experts and declarations of any interest**	
23.1	Declaration of interest	Not applicable
23.2	Confirmation	Not applicable
24	**Documents on display**	161
25	**Information on holdings**	126-129

In accordance with the requirements of Article 28 of EC regulation n° 809-2004 dated 29 April 2004 relating to documents issued by issuers listed on markets of states members of the European Union (« Prospectus Directive»), the following elements are enclosed by reference:

- the consolidated accounts for the year ended 31 December 2004 under French accounting principles, the related statutory auditors' report and the Group management report presented respectively on pages 87 to 127, pages 85 to 86 and pages 5 to 84 and 128 to 141 of the registration document ("document de reference") n° D.05-0800 filed with the Autorité des Marchés Financiers (AMF) on 30 May 2005,
- the consolidated accounts for the year ended 31 December 2003 under French accounting principles, the related statutory auditors' report and the Group management report presented respectively on pages 56 to 84, page 55 and pages 3 to 54 and 93 to 102 of the registration document ("document de reference") n° D.04-0808 filed with the Autorité des Marchés Financiers (AMF) on 25 May 2004,

The chapters of the registration documents 2004 and 2003 not mentioned above either do not apply to investors or are covered in another part of the present registration document.



Glossary-definitions

Financial terms and Key Performance Indicators
- Current and non-current
- DSO
- EBITDA
- EPS
- Gearing
- Gross margin – Direct costs
- Indirect costs
- Interest cover ratio
- Leverage ratio
- Net debt
- Normalised EPS
- Normalised net income
- OMDA
- *Operating income*
- Operating margin
- Operational Capital Employed
- ROCE (Return Of Capital Employed)

Business terms
- BPO
- CMM
- CRM
- ERP
- LAN
- MMS
- SCM
- WAN

Business Key Performance Indicators
- Attrition rate
- Backlog/Order cover
- Book-to-bill
- Direct and indirect staff
- External revenue
- Full-Time Equivalent (FTE)
- Legal staff
- Order entry/bookings
- Organic revenue growth
- Permanent and temporary staff
- Pipeline
- Ratio S
- Subcontractors and interims
- TCV *(Total Contract Value)*
- Turnover
- Utilisation rate and non-utilisation rate

Market terms
- Consensus
- Dilutive instruments
- Dividends
- Enterprise Value (EV)
- Free float
- Free float capitalisation
- Market capitalisation
- PEG (Price Earnings Growth)
- PER (Price Earnings Ratio)
- Volatility

Financial terms and key performance indicators used in this document

Operating margin Operating margin comprises operating income before stock option charges, capital gains or losses on the disposal of assets, reorganisation and rationalisation costs, impairment losses on long-term assets, net charge to provisions for major litigation and the release of opening balance sheet provisions no longer needed.

Operating income Operating income comprises net income before deferred and income taxes, net financial expenses, share of net income from associates and the results of discontinued operations.

EBITDA (Earnings before Interest, Tax, Depreciation and Amortisation). For Atos Origin, EBITDA is based on Operating margin less non-cash items and is referred to as **OMDA** (Operating Margin before Depreciation and Amortisation)

OMDA *(Operating Margin before Depreciation and Amortisation)* is calculated as follows:

Operating margin

Less – Depreciation of fixed assets (as disclosed in the "Financial Report")

Less – Operating net charge of provisions (composed of net charge of provisions for current assets and net charge of provisions for contingencies and losses, both disclosed in the "Financial Report")

Less – Net charge of provisions for pensions (as disclosed in the "Financial Report")

Gross margin and **Indirect costs** Gross margin is composed of revenues less the direct costs of goods sold. Direct costs relate to the generation of products and/or services delivered to customers, while indirect costs include all costs related to indirect staff (defined hereafter), which are not directly linked to the realisation of the revenue. The operating margin comprises gross margin less indirect costs.

Normalised net income Net income (Group share) before unusual, abnormal and infrequent items, net of tax.

EPS (earnings per share) Basic EPS is the net income divided by the weighted-average number of common shares outstanding during the period. Diluted EPS is the net income divided by the diluted weighted-average number of common shares for the period (number of shares outstanding + dilutive instruments with dilutive effect). **Normalised EPS** is based on normalised net income.

Operational capital employed Operational capital employed comprises net fixed assets and net working capital, but excludes goodwill and net assets held for sale.

Current and non-current assets or liabilities A current and non-current distinction is made between assets and liabilities on the balance sheet. Atos Origin has classified as current assets and liabilities those that Atos Origin expects to realise, use or settle during its normal cycle of operations, which can extend beyond 12 months following the period-end. Current assets and liabilities, excluding the current portion of borrowings and financial receivables, represent the Group's working capital requirement.

Net debt. Net debt comprises total borrowings (bonds, finance leases, short and long-term bank loans, securitisation and other borrowings), short-term financial assets and liabilities bearing interest with a maturity of less than 12 months and the fair value of derivative instruments relating to the net debt components, less cash and cash equivalents (transferable securities, cash at bank and in hand).

DSO (Days' sales outstanding). DSO is the amount of trade accounts receivables (including work in progress) expressed in days' revenue (on a last-in, first-out basis). The number of days is calculated in accordance with the Gregorian calendar.

Gearing The proportion, expressed as a percentage, of net debt to total shareholders' equity (Group share and minority interests).

Interest cover ratio Operating margin divided by the net cost of financial debt, expressed as a multiple.

Leverage ratio Net debt divided by OMDA.

ROCE (return on capital employed). ROCE is net income (Group share), before the net cost of financial debt (net of tax) and the depreciation of goodwill, divided by capital employed.

Market terms

Consensus Opinion that emerges from the financial community, in which financial analysts play a prominent role. Consensus can relate to earnings outlook (individual stock consensus) or to a group of companies in the same sector (market consensus).

Dilutive instruments Financial instruments such as bonds, warrants, stock subscription options, free shares, which could be converted into shares and have therefore a potential dilutive impact on common stock.

Dividends Cash or stock payments from a company's profits that are distributed to stockholders.

Free float Free float is the proportion of a Company's share capital that is regularly traded on the stock exchange. It excludes shares in the six categories listed below (source Euronext):

- Shares held by Group companies
  Shares of the listed company held by companies that it controls within the meaning of Article 233/3 of the French Commercial Code.
- Shares held by founders
  Shares held directly or indirectly by the founders (individuals or family group) when these founders have managerial or supervisory influence (management positions, control by voting rights, influence that is a matter of public knowledge, etc.).
- Shares held by the State
  Interests held directly by the State, or by public sector or other companies which are themselves controlled by the State.
- Shares within the scope of a shareholders agreement
  Shares subject to a shareholders' agreement within the meaning of Article 233/10 and 11 of the French Commercial Code, and other than those held by founders or the State.
- Controlling interest
  Shares held by juridical persons (other than founders or the State) exercising control within the meaning of article 233/3 of the French *Commercial Code*.
- Interests considered stable
  Interests exceeding 5%, which have not declined by one percentage point or more, excluding the impact of dilution, in the three preceding years. This category also includes shareholders that, in addition to or in association with the link represented by share ownership, have recently entered into significant industrial or strategic agreements with the Company.

Free-float capitalisation The share price of a company multiplied by the number of free-float shares as defined above.



Glossary-definitions continued

Market capitalisation The share price of a company multiplied by the number of its shares in issue.

Volatility The variability of movements in a share price, measured by the standard deviation of the ratio of two successive prices.

Enterprise Value (EV) A company's market capitalisation + debt.

PER (Price Earnings Ratio). A stock's market capitalisation divided by its after-tax earnings for a trailing (or forward) 12-month period.

PEG (Price Earnings Growth). A stock's price-earnings ratio divided by its year-on-year earnings growth rate.

Business terms

BPO (Business Process Outsourcing). Outsourcing of a business function or process, e.g. administrative functions such as accounting, HR management, call centres, etc.

CMM (Capability Maturity Model). CMM is a method for evaluating and measuring the competence of the software development process in an organisation on a scale of 1 to 5.

CMMI Capability Maturity Model Integration.

CRM (Customer Relationship Management). Managing customer relationships (after-sales service, purchasing advice, utilisation advice, customer loyalty) has become a strategic component of a company's successful operation. Not only does CRM facilitate efficiency, it also leads to higher sales by building customer loyalty.

ERP (Enterprise Resource Planning). An ERP system is an integrated management software system built in modules, which is capable of integrating sales, manufacturing, purchasing, accounting and human resources systems into an enterprise-wide management information system.

LAN (Local Area Network). A local network that connects a number of computers within a single building or unit.

MMS (Multimedia Message Service). A message capable of carrying text, sounds, fixed or animated colour images, generally sent to a mobile phone.

SCM (Supply Chain Management). A system designed to optimise the logistics chain, aimed at improving cost management and flexibility.

WAN (Wide Area Network). A long-distance network that generally comprises several local networks and covers a large geographical area.

Business KPIS (key performance indicators)

Revenue

External revenue External revenue represents Atos Origin sales to third parties (excluding VAT, nil margin pass-through revenue).

Book-to-bill A ratio expressed in percentage terms based on order entry in the period divided by revenue of the same period.

Order entry/bookings The total value of contracts (TCV), orders or amendments signed during a defined period. When an offer is won (contract signed), the total contract value is added to the backlog and the order entry is recognised.

TCV (Total Contract Value) The total value of a contract at signature (prevision or estimation) over its duration. It represents the firm order and contractual part of the contract excluding any clause on the decision of the client, as anticipated withdrawal clause, additional option or renewal.

Backlog/Order cover The value of signed contracts, orders and amendments that remain to be recognised over their contract lives.

Pipeline The value of revenues that may be earned from outstanding commercial proposals issued to clients. Qualified pipeline applies an estimated percentage likelihood of proposal success.

Organic growth Organic growth represents the % growth of a unit based on a constant scope and exchange rates basis.

Human resources

Legal staff The total number of employees under Atos Origin employment contracts at the end of the period. Legal staff includes those on long sickness or long absence, apprentices, trainees, and employees on maternity leave, but excludes subcontractors and interims.

FTE (Full-time equivalent) staff) The total number of staff calculated using information from time sheets on the basis of working time divided by standard contractual workable time per employee. In general, a person working on a full-time contract is considered as one FTE, whereas a person working on a part-time contract would be less considered than one FTE.

Calculations are based on contractual working time (excluding overtime and unpaid holidays) with potential workable time (in hours or days) = nominal time + overtime balance – unpaid vacation. For subcontractors and interims, potential workable hours are based on the number of hours billed by the supplier to Atos Origin.

Subcontractors External subcontractors are third-party suppliers. Outsourced activities (e.g. printing or call centre activities) and fixed price subcontracting are excluded from the recorded number of subcontractors or interims.

Interims Staff from an agency for temporary personnel. Interims are usually used to cover seasonal peaks or for situations requiring staff for a short period of time.

Direct Staff Direct staff include permanent staff and subcontractors, whose work is billable to a third party.

Indirect staff Indirect staff include permanent staff or subcontractors, who are not billable to clients. Indirect staff are not directly involved in the generation of products and/or services delivered to clients.

Permanent staff Permanent staff members have a contract for an unspecified period of time.

Temporary staff Temporary staff have a contract for a fixed or limited period of time.

Ratio S Measures the number of indirect staff as a percentage of total FTE staff, including both own staff and subcontractors.

Staff turnover and **attrition rate** (for legal staff). Turnover and attrition rates measure the proportion of legal staff that has left the Company (voluntary and/or involuntary) in a defined period. Turnover measures the percentage of legal staff that has left the business in a defined period.

Attrition measures the percentage of legal permanent staff that has voluntarily left the business in a defined period. Attrition rate is a ratio based on total voluntary leavers in the period on an annual basis divided by the average number of permanent staff in the period.

Utilisation rate and **non-utilisation rate** Utilisation rate + non-utilisation rate = 100% of workable time for direct FTE, which excludes legal vacations, long-term sickness, long-term sabbaticals and parental leave. Workable time is composed of billed time, inactivity that is billable but not billed (exceptional holidays, sickness, on the bench which is between two assignments, other inactivity as delegation), and non-billable time (pre-sales, training, management meetings, research and development and travel).

Utilisation rate measures the proportion of workable time (hours or days) of direct FTE (own staff excluding subcontractors) that is billed to customer. The ratio is expressed in percentage terms based on billed hours divided by workable hours excluding vacations. Non-utilisation rate measures the workable time (hours or days) of direct FTE (own staff excluding subcontractors) that is not billed or is non-billable to clients.



Index

CEO message **4**
Trading in 2005 5
Strategy 5
Staff 6
Board representation 7
Shareholders 7
Trading outlook for 2006 8
Olympic games in Turin 8
Formation of the Group **9**
Profile **12**
Solutions through service lines 12
Industry market portfolio 12
Geographic presence 13
Commercial strategy 13
The IT services market **18**
The market 18
Global IT spending 18
European IT spending 18
Market share and competitors 20
Industry Consolidation 20
Competitive Environment 20
The Management Board **23**
Organisation **26**
Operational organisation 26
Global organisations 26
Global markets and Global accounts 27
Global Service Lines 28
Global sourcing 29
Consulting **32**
Description of activities 32
Summarised trading in 2005 33
Future development 33
Systems integration **34**
Description of activities 34
Summarised trading in 2005 36
Future development 36
Managed operations **38**
Description of activities 38
Summarised trading in 2005 40
Future development 41
Human resources **42**
People at the heart of our business strategy 42
Attracting and integrating new talent 42
Developing talented people 43
Retaining and rewarding our people 44
Bringing transparency to people planning processes 45
Communicating with employees 45
An Olympic experience 45
Operational review **46**
Disclaimers 46
Operating performance 46
Revenue 46
Organic growth 46
Order Input 47
Revenue by Service line 47
Revenue by geographical area 48
Revenue by quarter 49
Operating margin and margin rate 49
Operating costs 51
Operating margin by service line 51
Operating margin by geographical area 52
Activity by industry sector 53
Post-closing events 54
Human resources review 55
Change in the Group workforce 55
Staff movements by service line and country 56
Temporary/permanent staff 56
Staff by region 57
Employee and management shareholding 57
Stock options 58
Financial review **59**
Income statement 59
Operating margin 59
Operating income 59
Net Financial Expense 59
Corporate Tax 59
Minority interests 60
Normalised net income 60
Earnings per share 60
Operational capital employed and return on capital employed (ROCE) 61
Provisions 62
Cash flow and net debt 62
Change in working capital 63
Operational investments 63
Reorganisation - rationalisation 63
Other changes 64
Financial investments 64
Net debt evolution per quarter 64
Financing policy 65
Financing structure 65
Bank covenants 66
Investment policy 66
Hedging policy 66
Risk analysis **67**
Business risks 67
The market 67
Clients 67
Legal risks 67
Suppliers 67
Partnerships and subcontractors 67
Technology and IT risks 67
Employees 68
Business risk assessment and management 68
Market risks 68
Insurance 69
Claims and litigation 69
Country 69
Material contracts 69
Corporate social responsibility **70**
Living our values 70
Processes 70
Corporate governance **73**
Report by the Chairman of the Supervisory Board 73
Conditions of preparation and organisation of the work of the Supervisory Board 73
The Management Board 73
The Supervisory Board 73
Independence of members of the Supervisory Board 74
Meetings 75

The Audit Committee 75
The Investment Committee 76
The Remuneration Committee 76
The Nomination Committee 77
Internal control 77
Internal Control Procedures 77
Self assessment of the Supervisory Board 81
Auditors' report internal control 82
Codes and charts 83
Code of ethics 83
Insider trading code 83
Charter of Supervisory Board members 84
Directors renumeration and interests 85
Directors remuneration 85
Directors' interests 86
Stock subscription options 87
Free share grants 88
Financial report **89**
Statutory auditors' report 89
Consolidated financial statements 90
Consolidated income statement 90
Consolidated balance sheet 91
Consolidated cash flow statement 92
Consolidated statement of changes in shareholders' equity 93
Notes to the consolidated financial statements 94
Basis of preparation 94
Notes to the consolidated financial statements 101
Parent company summary financial statements 125
Nota Bene 125
Parent company's simplified organisation chart 126
Atos Origin SA activity in 2005 127
Income statement 127
Balance sheet 128
Main subsidiaries and investments 129
Company five-year financial summary 130
Auditors' special report 131
Transition to the IFRS 133
Context of the transition 133
Reconciliation table for transition from French Gaap to IFRS 134
Main restatements 146
Investor information **148**
Trading of shares 148
Common stock 149
Changes in common stock during the last five years 149
Share ownership structure 149
Voting rights 150
Shareholders agreements 150
Treasury stock 150
Implementation of a liquidity contract 151
Potential common stock dilution 151
Dividends 155
Share trading performance 156
Market and free-float capitalisation 156
Share performance in comparison with indices 157
Monthly and quarterly trading volumes 158
Share value for French wealth tax ("ISF") purposes 159
Purchase or sale by the Company of its own shares 159
Shareholder relations **160**
Communication 160
Contacts 160
Shareholder documentation 160
Registrar 160
Financial calendar 160
Documents issued 161
Legal information **162**
Corporate form and purpose 162
Provisions of the bylaws 162
Other commitments 162
Management Board 163
Supervisory Board 165
Resolutions **168**
Observations of the Supervisory Board 168
Proposed resolutions to the AGM 168
Management Board's reports article L225-184 168
Management Board's reports article L225-197 168
Persons responsible **169**
Persons responsible for the reference document 169
Persons responsible for the audit accuracy 169
Persons responsible for the audit 169
Appointment and term of offices 169
Auditors fees 169
AMF cross-reference table **170**
Glossary - definitions **172**
Financial terms and KPIS 172
Market terms 173
Business terms 174
Business KPIS (key performance indicators) 174



Contacts

Company Headquarters

Belgium
Da Vincilaan 5
B-1930 Zaventem
Tel: +32 2 712 3777

France
Tour Les Miroirs, - Bât C
18, Avenue d'Alsace
92926 Paris La Defense Cedex
Tel: +33 1 55 91 2000

Head Offices

Argentina
Vedia 3892 P.B.
C1430 DAL - Buenos Aires
Tel: +54 11 4546 5500

Austria
Technologiestraße 8/
Gebäude D
A-1120 Wien
Tel: +43 1 60543 0

Bahrain
Floors 6 & 7, BNH Building
Al-Seef District
P.O. Box 2677
Manama
Tel: +973 17 53 7080

Belgium
Da Vincilaan 5
B-1930 Zaventem
Tel: +32 2 690 2800

Germany
Theodor-Althoff-Str. 47
D-45133 Essen
Tel: +49 20 14 3050

Global Consulting & Systems Integration (Global C&SI)
Da Vincilaan 5
B-1930 Zaventem
Tel: +32 2 712 3777

Brazil
Rua Itapaiuna
2434-2° andar-Santo Amaro
São Paulo-SP
CEP: 05707-001
Tel: +55 11 3779 2344

Chile
Av. Vitacura 2771, piso 10
Las Condes
Santiago
Tel: +56 2 462 2600

China
5th Floor
Lido Commercial Center
Jichang Road
Beijing 100004
Tel: +86 10 6437 6668

France
Tour les Miroirs - Bât C
18, Avenue d'Alsace
92926 Paris La Défense Cedex
Tel: +33 1 55 91 2000

Atos Worldline France
Tour Manhattan
5-6 place de l'Iris
92926 Paris La Defense Cedex
Tel: +33 1 49 00 9000

Outsourcing
Tour Horizon
64 Rue du 8 Mai 1945
92025 Nanterre
Tel: +33 1 70 92 1340

Systems Integration
Tour les Miroirs - Bât C
18, Avenue d'Alsace
92926 Paris La Defense Cedex
Tel: +33 1 55 91 2000

Atos Consulting
6-8 Boulevard Haussmann
75009 Paris
Tel: +33 1 73 03 2000

Atos Euronext Market Solutions
6-8 Boulevard Haussmann
F-75009 Paris
Tel: +33 1 73 03 0303

Atos Worldline GmbH
Hahnstraße 25
D-60528 Frankfurt/Main
Tel: +49 69 66566 0

Greece
18 Kifisias Avenue
151 25 Athens
Tel: +30 210 688 9016

Hong Kong
Suites 1701-8, Prudential Tower
21 Canton Road
Tsimshatsui, Kowloon
Tel: +852 2830 0000

India
SDF-IV, Units 126/127
SEEPZ, Andheri (east)
Mumbai 400 096
Tel: +91 22 28 29 0743

Indonesia
Wisma Kyoei Prince, #1707
Jalan Jenderal Sudirman Kav. 3
Jakarta, 10220
Tel: +62 21 572 4373

Italy
Via Riccardo Morandi, 32
00050 Roma
Tel: +39 06 8307 4201

Piazza IV Novembre, 3
20124 Milano
Tel: +39 2 66 7221

Viale Carlo Viola, 76
11026 Pont-Saint-Martin
Tel: +39 1 25 81 0201

Japan
20/F Shinjuku Park Tower
3-7-1 Nishi-shinjuku
Shinjuku-ku
Tokyo 163-1020
Tel: +81 3 3344 6631

Luxembourg
Rue Nicolas Bové 2a
1253 Luxembourg
Tel: +352 31 36 37 1

Malaysia
Suite F01, 1st Floor
2310 Century Square
Jalan Usahawan
63000 Cyberjaya
Selangor Darul Ehsan
West Malaysia
Tel: +60 3 8318 6100

Mexico
Hegel 141, Piso 1
Col. Chapultepec Morales
CP 11570
Tel: +52 55 5905 3303

Poland
ul. Domaniewska 41
02-672 Warszawa
(budynek Taurus)
Tel: +48 22 606 1900

Morocco
Rue Ahmed Balafrej, 3
10100 Souissi, Rabat
Morocco
Tel: +212 37 63 3641

Portugal
Av. 5 de Outubro, 73 - C,
1 andar
Edifício Goya, Escritório 4
1050-049 Lisboa
Tel: +351 21 359 3150

Singapore
8 Temasek Boulevard
#07-01 Suntec Tower Three
Singapore 038988
Tel: +65 6333 8000

South Africa
204 Rivonia Road, Sandton
Private Bag X136
Bryanston 2021
Tel: +27 11 895 2000

Spain
Albarracín, 25
28037 Madrid
Tel: +34 91 440 8800

Atos Consulting
Albarracín, 27
28037 Madrid
Tel: +34 91 214 9500

Switzerland
Industriestrasse 19
8304 Wallisellen
Tel: +41 1 877 6969

24, Avenue de Champel
1206 Genève
Tel: +41 22 789 3700

Switzerland (Telecom)
Binzmühlestrasse 95
8050 Zürich
Switzerland
Tel: +41 1 308 9510

Taiwan
9F, No 115 Sec 3
Ming Sheng E Road
Taipei
Tel: +886 2 2514 2500

Thailand
200 Moo 4, 25th Floor
Jasmine International Tower
Room No. 2502
Chaengwattana Road Pakkret
Nonthaburi 11120
Tel: +66 2 582 0955

The Netherlands
Papendorpseweg 93
3528 BJ Utrecht
Tel: +31 30 299 4444

Atos Consulting
Papendorpseweg 93
3528 BJ Utrecht
Tel: +31 30 299 4444

Turkey
ITU ARI Teknokent-2
Buyukdere Caddesi A Blok K.4
Maslak-Sisli 34398
Istanbul
Tel: +90 212 286 4666

United Kingdom
4 Triton Square
Regent's Place
London NW1 3HG
Tel: +44 20 7830 4444

USA
5599 San Felipe
Suite 300
Houston TX, 77056
Tel: +1 713 513 3000

Designed and produced by 85four. Printed in England by Cousin ISO 14001


atosorigin.com

Client commitment

Turning client vision into results
Atos Origin delivers high quality IT services and solutions that are a positive enabler for the future, adds real value to its clients' enterprises, and gives them a significant competitive advantage.

Realising business potential together
We will continue to grow our expertise by developing alliances, creating partnerships and entering into joint ventures. We believe that this is the most innovative and efficient way of developing business, with both parties sharing the risks and rewards of the association and helping to shape the future.

Matching our clients' expectations and then exceeding them
Atos Origin is committed to establishing and sustaining operational excellence and striving for continuous improvement in all its dealings with its clients.

FREE TRANSLATION

ATOS ORIGIN
A French company with a Management Board and a Supervisory Board
Headquarters: 18 avenue d'Alsace - La Defense 3 - 92400 COURBEVOIE
Registered in Nanterre, no. 323 623 603
with a share capital of 67,507,487 euros

Implementation of a share buy-back program
Description of the program

Paris, 29 May 2006

Date of Shareholders' meeting authorizing the share buy-back program

Authorization granted by the Shareholders' meeting of 23 May 2006 for a duration of 18 months and a Management Board decision of 24 May 2006.

Share of capital held by the Company and allocation by objectives

As of 22 May 2006, the Company owns 195.793 shares, i.e. 0,29 % of the share capital :

Number of shares	Allocation
194,500	Liquidity agreement
1,293	Grant to employees and officers of the Company

Share buy-back program objectives

Shares bought may be used in the following order of priority :

1/ Remit shares to employees or managers of the Company and the Group in the conditions defined by law and regulations,
2/ Stabilize the secondary market or the liquidity of its shares through a liquidity agreement signed with an investment service provider in compliance with a deontology charter recognized by the Autorité des Marchés Financiers,
3/ Keep and remit shares in connection with financial or external growth transactions, started by the Company, by way of public offer or otherwise, in the conditions defined by law and regulations,
4/ Cover for the potential dilution created by convertible securities, in the conditions defined by law and regulations,
5/ Cancel its shares.

Maximum share of capital, maximum numbers and characteristics of shares the issuer is proposing to buy – Maximum share price

Share characteristics : ordinary shares listed in compartment A of the Eurolist market of Euronext Paris, ticker ATO, ISIN number FR0000051732.

Maximum number of shares which may be bought :
10% of the share capital, i.e. 6.750.749 shares. Considering the percentage owned (195,793 shares), the number of shares which can be bought is 6.554.956 actions, i.e. 9,71% of the current share capital.

Maximum share price : 75 EUR, i.e. a maximum amount of 491,621,700 EUR.

Duration of the program
18 months from the Shareholders' meeting of 23 May 2006, i.e. up until 22 November 2007.

DECLARATION ON TRANSACTIONS ON DEALING WITH SHARES OF THE COMPANY

1. NAME OF THE COMPANY : ATOS ORIGIN

2. NAME OF THE RELEVANT PERSON :

a) First name, last name of the relevant person : **Bernard BOURIGEAUD**

b) Title in the company if the person is a member of the Supervisory Board or Management Board : **Chairman of the Management Board**

c) Name of the Supervisory Board or Management Board member, if the relevant person is related to a member of the Supervisory Board or the Management Board :

3. DESCRIPTION OF THE COMPANY SECURITY

☒ Shares

☐ Other kind of security

4. NATURE OF THE TRANSACTION

☒ Acquisition of 6,846 shares
☐ Sale
☐ Subscription (nb : includes stock-options exercise)
☐ Exchange

5. DATE OF THE TRANSACTION
10 May 2006

6. PLACE OF TRANSACTION
Paris

7. PRICE PER UNIT
58.77 €

8. AMOUNT OF TRANSACTION (i.e. number of units x price per unit)
405,339.42 €

Contact details of the relevant person : Bernard BOURIGEAUD
Address : ATOS ORIGIN, Tour les Miroirs, 18 avenue d'Alsace – 92926 Paris La Défense Cedex

Phone : +33.1.55.91.24.25
Fax : +33.1.47.73.73.66

DECLARATION ON TRANSACTIONS ON DEALING WITH SHARES OF THE COMPANY

1. NAME OF THE COMPANY : ATOS ORIGIN
2. NAME OF THE RELEVANT PERSON : a) First name, last name of the relevant person : **Dominique ILLIEN** b) Title in the company if the person is a member of the Supervisory Board or Management Board : **Member of the Management Board** c) Name of the Supervisory Board or Management Board member, if the relevant person is related to a member of the Supervisory Board or the Management Board :
3. DESCRIPTION OF THE COMPANY SECURITY ☒ Shares ☐ Other kind of security
4. NATURE OF THE TRANSACTION ☒ Acquisition of 4,065 shares ☐ Sale ☐ Subscription (nb : includes stock-options exercise) ☐ Exchange
5. DATE OF THE TRANSACTION 9 May 2006
6. PLACE OF TRANSACTION Paris
7. PRICE PER UNIT 58.66 €
8. AMOUNT OF TRANSACTION (i.e. number of units x price per unit) 238,452.90 €

Contact details of the relevant person : Dominique ILLIEN
Address : ATOS ORIGIN, Tour les Miroirs, 18 avenue d'Alsace – 92926 Paris La Défense Cedex

Phone : +33.1.55.91.24.06
Fax : +33.1.55.91.26.60

DECLARATION ON TRANSACTIONS ON DEALING WITH SHARES OF THE COMPANY (1)

1. NAME OF THE COMPANY : ATOS ORIGIN
2. NAME OF THE RELEVANT PERSON : a) First name, last name of the relevant person : ***Eric GUILHOU*** b) Title in the company if the person is a member of the Supervisory Board or Management Board : ***Chief Financial Officer and Member of The Management Board*** c) Title in the company if the relevant person is related to a member of the Supervisory Board or the Management Board :
3. DESCRIPTION OF THE COMPANY SECURITY ☒ ***Shares*** ☐ Other kind of security
4. NATURE OF THE TRANSACTION ☒ ***Acquisition (acquisition of 3808 shares)*** ☐ Sale ☐ Subscription ☐ Exchange
5. DATE OF THE TRANSACTION ***May 9th 2006***
6. PLACE OF TRANSACTION ***Paris***
7. PRICE PER UNIT ***57,742 euros***
8. AMOUNT OF TRANSACTION ***219 881,536 euros***

Contact details of the relevant person :

Address : ***Tour les Miroirs – 18, avenue d'Alsace – 92926 Paris la Défense Cedex***

Phone : ***+33.1.55.91.25.00***
Fax : ***+33.1.55.91.25.30***

DECLARATION ON TRANSACTIONS ON DEALING WITH SHARES OF THE COMPANY

1. NAME OF THE COMPANY : ATOS ORIGIN

2. NAME OF THE RELEVANT PERSON :

a) First name, last name of the relevant person :
Wilbert Kieboom
b) Title in the company if the person is a member of the Supervisory Board or Management Board :
CEO Norther Europe, Member of the Management Board
c) Name of the Supervisory Board or Management Board member, if the relevant person is related to a member of the Supervisory Board or the Management Board :
-

3. DESCRIPTION OF THE COMPANY SECURITY

☒ Shares

☐ Other kind of security

4. NATURE OF THE TRANSACTION

☒ Acquisition
☐ Sale
☐ Subscription (nb : includes stock-options exercise)
☐ Exchange

5. DATE OF THE TRANSACTION
Day/Month/Year
09/05/2006

6. PLACE OF TRANSACTION
Fortis Bank Brussels, Belgium

7. PRICE PER UNIT
58,79172 Euro

8. AMOUNT OF TRANSACTION (i.e. number of units x price per unit)
4.065 x 58,79172 Euro = 238.988,35 Euro

Contact details of the relevant person :
Address :
Da Vincilaan 5, 1930 Zaventem, Belgium
Phone : + 32 2 712 3818
Fax : + 32 2 712 3825


Atos
Origin

PRESS RELEASE

South Wales Police choose Atos Origin to Deliver Information Management Solution

Enabling Intelligence Led Policing

London, 6 March 2006 - Atos Origin, a leading IT services provider, today announced that it has won a contract to deliver an Information Management Solution to South Wales Police (SWP) to support the rationalisation of its operational policing systems into a single record management system. By improving the quality and accuracy of information stored, as well as eliminating the need to duplicate data entry, the new system will support intelligence led policing.

Under the contract Atos Origin, using data integration software from SAS, the leader in the new generation of business intelligence software, will manage the data cleansing, back record conversion and then transfer of accurate and non-duplicated information from the existing operational systems to the new integrated system – Niche RMS. During the transition of the data, Atos Origin will ensure that all information held on the existing systems remains available for operational and business intelligence purposes.

Atos Origin will also review the business intelligence reporting model and make recommendations on the future structure. This will include the Cross Regional Information Sharing Platform, part of the Government's IMPACT programme to share police intelligence, as well as business intelligence reporting based on a central data warehouse.

"We selected the Atos Origin/SAS team because they demonstrated a comprehensive understanding of our needs and objectives and were able to supply a low risk and seamless solution which combined skilled consultants with police systems experience with best-of breed software for both our immediate and future Information Management needs" said Superintendent Richard Lewis, of, SWP and responsible for the Zenith RMS change management project.

"National programmes such as IMPACT have emphasised the importance of accurate information for intelligence-led policing and operational systems increasingly need to share information that too often resides in a number of independent "silo" systems," said Alan Smith, Police Sector business development manager, Atos Origin. "We understand the importance of accurate, comprehensive and integrated operational information to police forces and we can play a key role in helping SWP exploit their information sources to deliver significant operational benefits."

DECLARATION ON TRANSACTIONS ON DEALING WITH SHARES OF THE COMPANY

1. NAME OF THE COMPANY : ATOS ORIGIN
2. NAME OF THE RELEVANT PERSON : a) First name, last name of the relevant person : Wilbert Kieboom b) Title in the company if the person is a member of the Supervisory Board or Management Board : CEO Norther Europe, Member of the Management Board c) Name of the Supervisory Board or Management Board member, if the relevant person is related to a member of the Supervisory Board or the Management Board : –
3. DESCRIPTION OF THE COMPANY SECURITY ☒ Shares ☐ Other kind of security
4. NATURE OF THE TRANSACTION ☒ Acquisition ☐ Sale ☐ Subscription (nb : includes stock-options exercise) ☐ Exchange
5. DATE OF THE TRANSACTION Day/Month/Year 09/05/2006
6. PLACE OF TRANSACTION Fortis Bank Brussels, Belgium
7. PRICE PER UNIT 58,79172 Euro
8. AMOUNT OF TRANSACTION (i.e. number of units x price per unit) 4.065 x 58,79172 Euro = 238.988,35 Euro

Contact details of the relevant person :
Address :
Da Vincilaan 5, 1930 Zaventem, Belgium
Phone : +32 2 712 3818
Fax : +32 2 712 3825

DECLARATION ON TRANSACTIONS ON DEALING WITH SHARES OF THE COMPANY

1. NAME OF THE COMPANY : ATOS ORIGIN

2. NAME OF THE RELEVANT PERSON :

a) First name, last name of the relevant person : **Xavier Flinois**

b) Title in the company if the person is a member of the Supervisory Board or Management Board : **Member of the Management Board**

c) Name of the Supervisory Board or Management Board member, if the relevant person is related to a member of the Supervisory Board or the Management Board :

3. DESCRIPTION OF THE COMPANY SECURITY

☒ Shares

☐ Other kind of security

4. NATURE OF THE TRANSACTION

☒ Acquisition of 4,065 shares
☐ Sale
☐ Subscription (nb : includes stock-options exercise)
☐ Exchange

5. DATE OF THE TRANSACTION
12 May 2006 – acquisition of 4,045 shares
15 May 2006 – acquisition of 20 shares

6. PLACE OF TRANSACTION
Paris

7. PRICE PER UNIT
56.50 € for 4,045 shares
56.60 € for 20 shares €

8. AMOUNT OF TRANSACTION (i.e. number of units x price per unit)
229,674.50 €

Contact details of the relevant person : Xavier FLINOIS
Address : 28 Cathcart Road – London SW10 9 NN (United Kingdom)

Phone : 077 333 / 3047
Fax : 020 7830 4427

DECLARATION ON TRANSACTIONS ON DEALING WITH SHARES OF THE COMPANY

1. NAME OF THE COMPANY : ATOS ORIGIN
2. NAME OF THE RELEVANT PERSON : a) First name, last name of the relevant person : **Giovanni LINARI** b) Title in the company if the person is a member of the Supervisory Board or Management Board : **Member of the Management Board** c) Name of the Supervisory Board or Management Board member, if the relevant person is related to a member of the Supervisory Board or the Management Board :
3. DESCRIPTION OF THE COMPANY SECURITY ☒ Shares ☐ Other kind of security
4. NATURE OF THE TRANSACTION ☒ Acquisition of 3,637 shares ☐ Sale ☐ Subscription (nb : includes stock-options exercise) ☐ Exchange
5. DATE OF THE TRANSACTION 11 May 2006
6. PLACE OF TRANSACTION Roma
7. PRICE PER UNIT 57.9635
8. AMOUNT OF TRANSACTION (i.e. number of units x price per unit) 210.813,250 €

Contact details of the relevant person : Giovanni LINARI
Address : Via R. Morandi – Rome (Italy)

Phone : +39 06 8307 4396
Fax : + 39 06 8307 4131


Atos
Origin

PRESS RELEASE

South Wales Police choose Atos Origin to Deliver Information Management Solution

Enabling Intelligence Led Policing

London, 6 March 2006 - Atos Origin, a leading IT services provider, today announced that it has won a contract to deliver an Information Management Solution to South Wales Police (SWP) to support the rationalisation of its operational policing systems into a single record management system. By improving the quality and accuracy of information stored, as well as eliminating the need to duplicate data entry, the new system will support intelligence led policing.

Under the contract Atos Origin, using data integration software from SAS, the leader in the new generation of business intelligence software, will manage the data cleansing, back record conversion and then transfer of accurate and non-duplicated information from the existing operational systems to the new integrated system – Niche RMS. During the transition of the data, Atos Origin will ensure that all information held on the existing systems remains available for operational and business intelligence purposes.

Atos Origin will also review the business intelligence reporting model and make recommendations on the future structure. This will include the Cross Regional Information Sharing Platform, part of the Government's IMPACT programme to share police intelligence, as well as business intelligence reporting based on a central data warehouse.

"We selected the Atos Origin/SAS team because they demonstrated a comprehensive understanding of our needs and objectives and were able to supply a low risk and seamless solution which combined skilled consultants with police systems experience with best-of breed software for both our immediate and future Information Management needs" said Superintendent Richard Lewis, of, SWP and responsible for the Zenith RMS change management project.

"National programmes such as IMPACT have emphasised the importance of accurate information for intelligence-led policing and operational systems increasingly need to share information that too often resides in a number of independent "silo" systems," said Alan Smith, Police Sector business development manager, Atos Origin. "We understand the importance of accurate, comprehensive and integrated operational information to police forces and we can play a key role in helping SWP exploit their information sources to deliver significant operational benefits."


Atos
Origin

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For further information, contact:
Caroline Crouch
Atos Origin
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com


Atos
Origin

PRESS RELEASE

Atos Origin chosen to operate platform for new online payment standard 'iDEAL' in the Netherlands

Standard can be adapted for Europe to facilitate standardised implementation using a Single European Payment Area (SEPA)

Amsterdam, ECPA, 4 April 2006 - Atos Worldline, an Atos Origin company was selected to operate the acquiring platform for the new online payment standard "iDEAL" on behalf of the major banks ING Bank N.V., Rabobank Nederland and Fortis Bank in the Netherlands. The new payment standard was introduced in October 2005 in order to offer buyers and retailers on the Internet, greater security with regard to online payments. Today over 10 % of all e-commerce transactions in the Netherlands are already done via "iDEAL".

Programming is the name of the game
"iDEAL" is an online transfer with payment guarantee that offers numerous advantages, which customers can use as an alternative to paying with a credit card over the Internet. The process is user-friendly, simple, cost-effective and, above all, highly secure. In the retailer's on-line shop, customers can choose the "iDEAL" payment method by clicking on the "iDEAL" logo, where they will be directly forwarded to their banks' website.

High demands on the external partner
A decisive factor in Atos Worldline being granted the implementation and operation contract was that the company was able to fulfil all of the operator's technical requirements and complete the project within budget and according to schedule in just nine months. "We were looking for a reliable service provider who already had proven experience in implementing major projects on an international scale. In addition, it had to be able to provide cost-efficient processing and offer a "one stop shop" solution, with development and operation from a single source. Atos Worldline was able to meet all of these ambitious demands. The company specified the functionalities and created a highly available acquiring platform in an incredibly short time and, what's more, supported the banks in a design and advisory capacity, which proved to be particularly helpful in the integration of new supplementary functionalities to be determined specific to the banks," states Bart Nicolai, at that time Senior Product Manager TWYP/iDEAL Acquiring, ING Group, Amsterdam.

Payment standard with the potential for European use
Bank-specific adjustments mean that the system can also be used on a European and international scale. For instance, at present there is a standard that can be adapted for use throughout Europe that facilitates standardised implementation using a Single European Payment Area (SEPA).


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According to Erik Munk Koefoed, Executive Vice President and responsible for international business at Atos Worldline, "iDEAL reinforces our capacity to garner new customers in the international arena and to accomplish on our own demanding large-scale projects in a flexible manner within the stipulated time frame. In addition, with "iDEAL" we are operating an acquiring platform for a payment standard that can really compete with similar methods in other countries."

Clear user guidance
The retailer begins a payment inquiry with the corresponding bank. Customers identify themselves on their bank's web site for the payment procedure by the use of a "security code", such as a PIN or TAN number or a password. After the buyer's identity has been validated and the bank has authorised the payment procedure, the payment takes place online in real time and is guaranteed to the retailer. Customer and retailer alike receive a payment confirmation as proof of the purchase transaction.

Forward-looking concept
Designed to be user-friendly and forward-looking, the standard is also open to modern payment methods such as mobile, mini or micro payments. Acquisition, maintenance and changeover costs are easy to understand for the user.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext Market Solutions, Atos Worldline and Atos Consulting.

About Atos Worldline
Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2500 employees in Europe and has an annual turnover of €400 million.

About Fortis
Fortis is an international financial services provider engaged in banking and insurance. We offer our personal, business and institutional customers a comprehensive package of products and services through our own channels, in collaboration with intermediaries and through other distribution partners. With a market capitalisation of EUR 39 billion, Fortis ranks among the twenty largest financial institutions in Europe. Our sound solvency position, our presence in 50 countries and our dedicated, professional workforce of 57,000 enable us to combine global strength with local flexibility and provide our clients with optimum support.


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About ING

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in 50 countries. With a diverse workforce of over 115,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

About Rabobank

Rabobank's roots lie in agriculture. What began at the end of the nineteenth century as a collection of small rural banks, has grown into an extensive financial group. Today Rabobank is owned by 288 local banks which provide financial services and products to the Dutch retail and business markets. The collection of these banks, together with Rabobank Nederland and the following subsidiaries form Rabobank Group and establish Rabobank as an allfinanz services provider. Insurances, Pensions, Occupational health and safety: Interpolis; Asset management/Investment: Robeco Group, Schretlen & Co, Effectenbank Stroeve, Alex; Leasing: De Lage Landen; Real estate: Rabo Vastgoed, FGH Bank; Other: Gilde Investment Management (venture capital), Obvion (mortgage finance). In its Dutch home market, Rabobank Group has approximately 1.5 million members, nine million business and private customers and is market leader in virtually every area of financial services. Outside the Netherlands, the Group has 244 offices, in 37 countries. Consistently being awarded a AAA credit rating from the leading rating agencies, the bank's stability is further evidenced by its being named among the Top 10 World's Safest Banks by Global Finance magazine.

Atos Origin press contacts:

Anja Müller
Tel: +49 (0)69 6657 1401
Email: anja.mueller@atosorigin.com

Emilie Moreau
Tel: +33 1 55 91 24 74
Email: emilie.moreau@atosorigin.com


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PRESS RELEASE

Atos Origin chosen by Loyalty Management Netherlands to implement and operate a real time IT environment for the Air Miles program

Paris, 10 April 2006 - Atos Origin has been chosen by Loyalty Management Netherlands (LMN) to implement and operate its multi-partner loyalty platform for the Air Miles NL program. The objective for LMN is to implement a new real-time loyalty solution and to ensure the smooth migration of its 6.5 million cardholders towards the new platform. Atos Origin platform will enable LMN to offer its partners a secure, flexible and scalable loyalty solution.

Loyalty Management Netherlands (LMN) is the organization that runs the Air Miles reward and loyalty Program, the leading multi-partner loyalty program in the Netherlands with 6.5 million cardholders across the country. This program offers Dutch people the opportunity to collect reward miles while shopping for goods and services at participating sponsors. These reward miles can be exchanged for various reward options (e.g. air tickets, movie passes, tickets to sporting events and family attractions, hotel accommodations, car rentals and merchandise, etc.).

Since more than 11 years, LMN has been processing more than 1 billion transactions with partners such as Shell, Praxis, V&D, Albert Heijn, KLM, Dixons, Etos, Gall&Gall, Albert.nl.

LMN was looking for a technical partner for the implementation of a new added value loyalty services platform (earn and burn points) for the 20 partners participating in the Air Miles program, as well as for the smooth migration of the 11 years of data (more than 1 billion transactions) towards the new platform.

LMN has chosen Atos Origin to implement and operate a real-time loyalty solution in ASP mode, thus enabling LMN to optimize costs and focus on its core business. Based on its Atos Worldline business expertise and platform, Atos Origin helps LMN to offer to its new partners a secure, flexible and scalable loyalty solution.

The global solution is based on Atos Worldline's technological platforms Worldline Loyalty, Worldline E-Commerce, Worldline Data-Base-Marketing. It provides partners with centralized points management (on-line & multi-channels), web access to commercial offerings and services, and web access to management functions (through Web content management).
Atos Origin ensures local service support, as well as change management support through its Atos Consulting business in the Netherlands.

The building phase of the project started in January 2006 and the launch of the final platform is planned for January 2007. This contract confirms Atos Origin positioning on the European Loyalty market.


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About Loyalty Management Netherlands and Air Miles
LMN b.v. is the facilitating organisation behind the largest Dutch coalition saving program, Air Miles. Forty eight percent of the Dutch households are active collectors in the saving scheme. LMN's shareholders are Vendex KBB (department stores and other retail chains), Shell Netherlands (fuel stations and garages) and Albert Heijn (supermarkets). Some of their affiliated companies also join the program. LMN delivers standard and additional services to its partners. Through LMN contracts with direct suppliers about half of the yearly redemption in Air Miles is being handled. LMN has been outsourcing a number of standard services, i.e. its call center and with this new cooperation with Atos Worldline a next possibility in that direction will be realised. LMN is based in Hoofddorp and runs the program with approximately 28 employees.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2500 employees in Europe and has an annual turnover of €400 million.

Press contact:
Atos Origin: Emilie Moreau
Tel: +33 1 55 91 24 74
Email : emilie.moreau@atosorigin.com

LMN: Henk Kok
Tel: + 31 23 56 77 735
Email: henk.kok@airmiles.nl



PRESS RELEASE

Atos Origin launches brand-new time-recording system for car rallies

Atos Origin Registration Solutions can be easily deployed anywhere

Utrecht, 11 April 2006 - Atos Origin, the international IT services-provider, has developed a unique time-recording system for car rallies. The brand-new system, known as Atos Origin Registration Solutions (ARS), offers a major advantage as it can be easily deployed anywhere, unlike existing systems, which have to be adapted at each rally to meet local conditions.

ARS has been developed by Atos Origin in the Netherlands in close collaboration with the organisers of the Tulpen rallye and Classic SLS, both of which are sponsored by Atos Origin. Since producing a slick time-recording system for each rally invariably calls for substantial investments, Atos Origin has developed a solution that can be used at any rally. ARS has been put through its paces and brought to perfection on the strength of experience gained.

Wilbert Kieboom, CEO of Atos Origin Northern Europe, and himself an enthusiastic rally-driver: "The system ensures accuracy to the second in processing intermediate and final timings and I am convinced that ARS will offer an efficiently working time-recording system at the Tulpen rallye that takes place from 8 to 13 May 2006."

ARS is an automated system which looks after time-sensing, -recording and working out its classification. Given that the system is suitable for worldwide deployment, Atos Origin expects to commercially propose it to other rallies.

ARS comprises special hardware, including chip readers and writers. The system was developed using Microsoft.NET C# and makes use of a Microsoft SQL Server database and a Win32 application. What it entails is that each participant in a rally receives a time-card, showing his starting number and a chip. Intermediate times are recorded onto the card at each time-recording point. At the end of each lap, participants' chips are read out and the software, developed by Atos Origin, works out the classifications.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.


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For more information:

Marianne Hewlett
+ 31 30 299 5006
marianne.hewlett@atosorigin.com

Jose de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com


Atos
Origin

PRESS RELEASE

Atos Origin successfully implements SAP worldwide at Akzo Nobel's Intervet

Paris, 24 April 2006 - Atos Origin has successfully completed the implementation of SAP® applications at Intervet offices worldwide and is the full end-to-end partner of Intervet's ambitious ATLAS project - a global business initiative aiming to standardize business processes. As part of the global ATLAS Program, global sales, manufacturing and logistics processes are now in place and implemented in seven countries: the Netherlands, Germany, the United Kingdom, Austria, France, Spain and the United States.

This success is an outcome of long and intensive cooperation between Intervet and Atos Origin. The ATLAS Program started in 2002 with Atos Origin as Intervet's implementation partner. In 2004, Atos Origin was also selected as Intervet's hosting partner managing the daily operation of the live system. Today, the last site in scope of ATLAS went live, with 1,800 Intervet users running SAP applications, leaving Intervet well prepared for today's and tomorrow's challenges in the global pharmaceutical market.

The main goal of the program was to standardize and globalize business processes mainly focused on supply chain and make them compliant to the international system validation requirements. With ATLAS, Intervet is able to plan and manage business operations globally which has resulted in increased delivery reliability and reduced inventory. ATLAS provides the platform for further business optimization, reduces costs of operations, and provides the business foundations for future follow up initiatives, such as CRM and Supply Chain improvement.

Joost Helsen, Intervet's Senior Vice President Logistic and Manufacturing says: "The new system provides a new and 'future proof' core business system that meets Intervet's global as well as local business requirements and is designed to meet strict requirements from regulatory bodies such as the American Food and Drug Administration (FDA). The ATLAS infrastructure is successfully rolled out in seven countries: the Netherlands, Germany, the United Kingdom, Austria, France, Spain and the United States. Atos Origin has shown a lot of commitment to make our program a success and we look forward to continue our partnership."

Samir El Awadi, Global Director Sector Pharma at Atos Origin, comments: "We are proud that Intervet selected us as full end-to-end partner for such an important business critical application, and are happy with the successful result. We value the continued relationship as Intervet's primary IT services partner".


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Atos Origin has over 20 years experience working with SAP applications and is a Partner of SAP Global Services, a SAP Global Hosting Partner, and a member of the SAP NetWeaver® Partnership Initiative. The Atos Origin applications practice has more than 4,400 SAP application consultants around the globe and operates an FDA compliant and Certified Data Centres in all geographical regions.

About Intervet

Intervet, is one of the world's top three producers of animal healthcare products. As a leading global supplier of innovative, high quality products to the veterinary profession, farmers and companion animal owners, the company develops medicines that are specially developed for a variety of animal species, including: Poultry Pigs Cattle Horses Cats and dogs Aquatic animals. This product range covers a host of diseases and ailments, for which Intervet has developed an extensive portfolio of veterinary vaccines, anti-infectives, antiparasitics and other pharmaceutical specialties. The company also markets a range of products for fertility management, productivity enhancers and feed additives. R&D plays a crucial role, with Intervet investing in excess of 10 percent of sales and committing more than 15 percent of its total workforce to its research efforts. The business is supported by comprehensive manufacturing capabilities and a global distribution network, which covers more than 100 countries.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information:

Marianne Hewlett
+ 31 30 299 5006
marianne.hewlett@atosorigin.com

Jose de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com


Atos Origin

PRESS RELEASE

Atos Origin and Axiom Systems Announce Strategic Alliance for End-to-End Service Fulfillment

London, 26 April 2006 - Atos Origin, a leading IT services company, and Axiom Systems, a market leader in service fulfillment software have announced a strategic partnership to provide telecommunications providers with a solution to manage the end-to-end service fulfillment processes for services such as broadband (DSL/LLU), Triple Play, IPTV, VOIP and IPVPNs.

The alliance between the two companies stems from their collaboration on customer projects which have proved successful in terms of efficiency, simplicity, transparency and cost. Key to each project's success has been the cost control measures with improved levels of customer service which have enabled clients to gain tangible and sustainable benefits.

Atos Origin will integrate Axiom Systems' solutions as part of their end-to-end Operation Support System (OSS) solution offering and developing an enhanced deployment and support methodology. This will enable service providers to take advantage of the award winning AXIOSS® Suite currently used by Tier 1 carriers around the world such as TeliaSonera, TDC and Telecom New Zealand.

Atos Origin's industry leading OSS knowledge and implementation skills will be utilized to develop and implement integrated solutions, particularly in areas of network integration and network operation, key to the success of today's Carriers. Atos Origin are unique in that they offer experience in differing business models including the outsourcing of facilities management which appeals to the varying range of Service Providers around the globe.

Mark Becker, managing director of Media, Telecoms and Utilities at Atos Origin says, "*Having worked on successful projects with Axiom Systems before we have built up a* working relationship which has left our customers in no doubt that they are choosing a Service Fulfilment platform which provides best in class management for all aspects of broadband fulfillment. In addition, it also delivers a high capacity value add data services activation, and a services organization that has the skills and expertise required by today's competitive Service Providers."

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and


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trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact for Press:
Caroline Crouch +44 (0) 20 7830 4233

About Axiom Systems
Axiom Systems® is the leader in software for the design and delivery of wireline and wireless services for communications providers. Axiom Systems provides customers with advanced solutions that include IPTV, VoIP, IP VPN and Triple Play. The company provides the AXIOSS® Suite of operational solutions for order management, service inventory and service activation. More Service Providers in Europe use AXIOSS for IP and broadband fulfillment than any other vendor. Global customers include - Cable & Wireless, Deutsche Telekom, TeliaSonera, Wanadoo, AOL, Telekom Austria, TDC, Telecom New Zealand, NTL, Telecom Italia and TelMex. The company is headquartered in the UK, with regional offices in Rome, Munich, Paris, Madrid, Budapest, Seattle, WA, Sydney and Singapore.

Contact:
Martine Parsons
Tel: +44 (0) 118 9294133
Email: mparsons@axiomsystems.com



PRESS RELEASE

Atos Origin reports its 2006 first quarter revenues and confirms its 2006 organic revenue growth target of +5%

PARIS – 28 April 2006 - Atos Origin, a leading international information technology services provider, today announced that unaudited revenues for the three months ended March 31st, 2006 amounted to EUR 1,342 million, showing a +2.7 % organic increase on a constant scope and exchange rate basis.

The appendix to this statement provides an analysis of revenues by service line and geographic region.

Analysis of Revenue Performance

Total Group revenues for the first quarter ended March 31st, 2006 were EUR 1,342 million, compared with EUR 1,356 million for the equivalent period last year. The disposal of the Nordic and Middle East operations in June 2005 and February 2006 respectively, had a total impact of EUR 62 million euros. The positive currency impact amounts to EUR 13 million mainly due to the strength of the dollar and dollar-related currencies. After adjusting for these factors, Q1 2005 Group revenues comparable base was EUR 1,307 million. Thus on a comparable structure and exchange rates, Q1 2006 organic growth was +2.7 %, in line with budget.

Euro Millions	Q1 2006 revenues	Q1 2005 revenues	% change
Statutory growth	**1,342**	**1,356**	**-1.0 %**
Disposals		(62)	
Exchange Rate impact		+13	
Organic growth (*)	**1,342**	**1,307**	**+2.7 %**

(*) Organic growth at constant scope and exchange rates.

Organic growth driven by Systems Integration

Consulting was down slightly but in line with budget. The underlying trends remained good, with double digit growth in France, the Netherlands and Spain and the pipeline remains buoyant, particularly in the United Kingdom.

Systems Integration generated steady organic growth of +6.0 % for Q1 2006 driven by continued strength in Application Lifecycle Management and ERP high added-value business segments.


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Managed Operations organic growth was +0.7 % with active contract renewals and encouraging business fertilisation.

Healthy book-to-bill

The book-to-bill ratio (excluding the long-term Business Process Outsourcing activities) remained strong at 117 % due to a particularly active renewal programme and some large new business signed during the period.

Growing backlog and pipeline

The full backlog at the end of March 2006 was over EUR 7.5 billion, representing 1.4 x annual revenues. The full qualified pipeline reached EUR 2.7 billion at the end of March, up +21 % year on year and +5 % since the beginning of the year. This will support the organic growth for the rest of the year.

Bernard Bourigeaud, Chairman of the Management Board, declared: "*During the 1st quarter, we executed the Olympics contract with success. Due to the strong backlog and pipeline, we remain confident in achieving 5 % organic growth for the full year 2006, with a progressive improvement in performance quarter by quarter.*"

Next dates:

May 23rd 2006	AGM
July 28th, 2006	Announcement of 2006 1st half revenues
September 6th, 2006	Announcement of 2006 1st half results

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The Company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and operates under the brand names Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Contact for Press:

Marie-Tatiana Collombert, Tel: +33 (0) 1 55 91 26 33, marie-tatiana.collombert@atosorigin.com

Contact for Investors:

Virginia Jeanson, Tel: +33 (0) 1 55 91 26 32, virginia.jeanson@atosorigin.com
Bertrand Labonde, Tel : +33 (0) 1 55 91 24 45, bertrand.labonde@atosorigin.com



ANALYSIS OF REPORTED REVENUE

By Service Line

3 Months ended March 31st, 2006

Euro Millions	2006	2005	% change	% organic change (*)
Consulting	103	106	-3.2%	-1.2%
Systems Integration	569	559	+1.8%	+6.0%
Managed Operations	669	690	-3.0%	+0.7%
Total	**1,342**	**1,356**	**-1.0%**	**+2.7%**

(*) growth at constant scope and exchange rates

By Geographic Region

3 Months ended March 31st, 2006

Euro Millions	2006	2005	% change	% organic change (*)
France	405	354	+14.3%	+14.3%
United-Kingdom	270	299	-9.9%	-10.8%
The Netherlands	259	257	+0.8%	+1.4%
Germany + Central Europe	143	135	+5.8%	+5.8%
Rest of EMEA	186	233	-20.2%	+7.3%
Americas	47	43	+9.1%	-4.6%
Asia-Pacific	33	35	-5.3%	-12.7%
Total	**1,342**	**1,356**	**-1.0%**	**+2.7%**

(*) Growth at constant scope and exchange rates



PRESS RELEASE

Fundació Fòrum Ambiental and Atos Origin complete White Paper on IT and Industrial Waste Management in Spain

Barcelona, 2 May 2006 - The Fundació Fòrum Ambiental and Atos Origin, an international IT services company, have completed a white paper that examines the use of technology in the industrial waste sector. The study, which has been carried out over the last nine months, was completed with the collaboration and support of the Regional Authorities (called Autonomous Communities in Spain) of Cantabria, Catalonia, La Rioja and the Basque Country, as well as the companies SAP España, Fundación Tradebe and Medio Ambiente, Agua, Residuos y Energía de Cantabria (MARE).

A European Commission Regulation (Number 782/2005), which has been in force since May 2005, obliges EU Member States to share and transmit electronically statistical information on waste management according to *Regulation (EC) Number 2150/2002*. This report is designed to establish whether Spain is ready for this challenge and whether the Ministry of the Environment has a database that is of the quality and reliability required for such a project.

In Spain, the management of industrial waste has been transferred to Regional Governments that work with information providers, waste producers, managers and transport companies to gather information and monitor the transfer, sorting, treatment and disposal of waste.

The study, based on questionnaires completed by the Autonomous Communities, Producers, Managers and Transport Companies involved in industrial waste management, reveal as conclusive results:

- Catalonia is the Autonomous Community which generates the most dangerous waste per year in Spain (600,000 tonnes/year). It is followed by the Basque country (with more than 300,000 tonnes/year), the Valencian Community and Andalucia (with almost 300,000 tonnes/year) and Castile and Leon (with 200,000 tonnes/year).
- Even so, Catalonia and the Basque Country are the Autonomous Communities best equipped to manage and deal with industrial waste with information technologies.
- In terms of total volume of waste, the Community of Madrid and Castile-La Mancha give rise to concern.
- As far as sectors are concerned, the manufacturing industry stands out as the economic activity which produces the most waste (more than 25,000,000 tonnes/year, of which 2,000,000 are dangerous materials).
- There are no online electronic processing services being used to meet regulations in most Autonomous Communities.



- The majority of Autonomous Communities do not have services or standards of electronic communication to cope with the problem.
- There is no standardization between the existing online services or collaboration between the Autonomous Communities to remedy this problem.
- There is very low usage of any existing services, particularly for the high volume transactions such as Control and Monitoring Documents (DCS).

According to Carles Mendieta, director of Fundació Fòrum Ambiental, "*The study shows that information technology has become essential for improving the sustainability of our current economic model. It is urgent and necessary for all the Autonomous Communities, and indeed all those working in the environmental system, to harmonise their systems and share their know-how so that they can help one another. Only by doing so can all the players of the sector manage and budget better for their environmental costs. The White Paper we have drawn up is a first step towards achieving this.*"

Meanwhile, Ramón Grau, Industry Business Manager at Atos Origin said: "*By analysing the results we can think about how to improve information flow between the various players in the waste management sector. Only by doing this can the environmental future of industry in Spain be assured. The major effort put into producing this initial document must be continued, especially by the Spanish regions.*"

The findings of the report recommend the creation of packages of information that share the same structure across all autonomous communities and can be easily and regularly forwarded to the Ministry of the Environment.

The study not only highlights the current deadlock situation but also proposes an action plan that can be implemented immediately and simply, through collaboration between public and private organizations, to bring about change.

The White Paper provides a response to the latent necessities of the different Administrations as well as of the producers, transport companies and industrial waste management companies, which have to adapt to ever more demanding legislation, in particular that promoted by the EU. It is an inventory of the information technologies used in the business sector and State Administration and, at the same time, a proposal to harmonise criteria with a view to creating a single information highway common to all of Spain's autonomous communities.

About Fundació Forum Ambiental
Fundació Fòrum Ambiental is a non-profit organisation, the aim of which is to create a platform for dialogue and cooperation between companies, public authorities and the public, in order to produce and jointly apply a sustainable development model. It works in three main areas: Information and education, carrying out projects and supporting training and research programmes. The aim of these work areas is as follows: Making environmental awareness part of business culture, educating society that


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sustainable business growth and protecting the quality of the environment are compatible aims and developing and protecting a home-grown environmental business sector.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information:

Fundació Fòrum Ambiental
Lydia Ruiz
Tel: +34 93 285 19 19
lydia@mapadvisers.com
www.forumambiental.org

Atos Origin Spain
Antonio Ferreiro
Tel. + 34 91 440 88 00
antonio.ferreiro@atosorigin.com


Atos Origin

PRESS RELEASE

'Collaborate to Survive' says report from Atos Origin and leading analyst firm on future of consumer products industry

Paris, 9 May 2006 - Collaboration is the key to survival for consumer products companies, according to a special report out today from a leading analyst company, commissioned by, IT services company, Atos Origin. Senior level executives of global consumer industry leaders were interviewed, including Gillette, Heineken, Kraft Foods, LMN (Airmiles), Maxxium, Metro, KarstadtQuelle, Philips, Procter & Gamble and Unilever.

After years of transformation in consolidation, globalization and outsourcing, companies who create, manufacture, distribute and retail consumer products need to unearth a new way to improve their businesses. This special report, entitled 'Achieving Collaborative Excellence in the Consumer Products Value Chain', finds that new forms of collaboration between these companies can achieve greater product innovation and consumer intimacy, leading to competitive advantage for the future.

It shows collaboration across the value chain, from R&D through to manufacturing, distribution and information technology, as a path to top-line revenue growth and higher profit margins, and highlights a number of best practices of collaborative excellence.

Atos Origin commissioned the report from **IDC** in order to identify drivers for change within the consumer products and retail market. Dominique Illien, Management Board Member and Executive Sponsor for the Consumer Products and Retail market for Atos Origin, says: "It is crucial for us to understand the impact of market change on the industry. Identifying drivers for change enables us to develop IT systems to support it. Technology is a fundamental business transformation tool and collaboration between companies spanning a number of different markets requires IT systems that 'speak' to each other – allowing the practical application of such collaboration to be successful."

Atos Origin is a global leader in the delivery of consulting and IT services in the consumer market. It delivers reliable end-to-end solutions and has a blue-chip customer base including major manufacturing and retail organizations. The company's annual revenue in this sector - a combination of discrete manufacturing, process industries and retail - is close to EUR 1.7 billion.

- Abstract of complete survey can be downloaded here
- Full report available on demand

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-


Atos Origin

chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information please contact:

Jose de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com


Atos Origin
TM

PRESS RELEASE

Legacy systems risk damaging perception of IT in the boardroom, reveals Atos Origin survey

London, 11 May 2006 - Legacy IT systems [1] are inhibiting business improvement and potentially damaging the perception of IT in the boardroom, according to a new survey of UK businesses by Atos Origin, a leading IT services company, jointly with the National Computing Centre.

The results showed that 79% of companies claim that a lack of system agility makes the alignment of IT with business objectives difficult, potentially suppressing business ambitions and targets. This leaves senior IT decision-makers with less time to focus on business objectives, limiting their potential to become strategic business partners with a place in the boardroom.

Moreover, according to the research, over a quarter of companies interviewed are using legacy IT systems to support at least 50% of their critical systems. This means that significantly outdated technology is central to business operation, presenting a significant risk to UK businesses.

- Over two-thirds of companies surveyed are not confident their organisation has a single view of their legacy data, whilst they recognise that data quality is imperative to business and compliance
- 62% considered a lack of knowledge and core skills to be an issue
- Only 29% of respondents viewed risks of non-compliance to regulatory and legal requirements as having the greatest business impact

"Businesses are re-establishing growth agendas and are becoming ever more dependent on IT solutions to differentiate and remain competitive", said Tony Virdi, director, systems integration, Atos Origin. "The survey highlights that in all companies, legacy IT systems are increasingly becoming a business issue and failure to address the problem will impact the company strategy and profitability."

NCC's Managing Director Stefan Foster said, "Agility is a significant competitive advantage and inflexible legacy systems can restrict growth. The problem is widespread - in organisations with 50 or more IT staff between 25 -50% of applications are considered legacy, and many are business critical systems. The majority of respondents are re-architecting their enterprise processes to regain agility, but the challenge is how to futureproof new systems to avoid them becoming next year's legacy problem? You need a well thought through road-map."


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Additional results from the survey include:

- 62% of companies surveyed believe that there is a negative return on investment for the cost of maintenance and support for legacy IT systems. This, combined with years of unstructured updates, have lead to inefficient support and spiralling production costs
- 64% of companies noted that complexity and integration is a significant IT problem; a vicious circle that is hard to get out of

"To tackle the problem of complexity and integration and escape this vicious circle, organisations need to act now," said Tony Virdi, director, systems integration at Atos Origin. "First step should be to conduct a rapid assessment of the entire IT estate relative to industry benchmarks," "The findings of this study will help companies to identify those applications that are critical and those that are not and then define a roadmap to rationalise the applications and so reduce maintenance costs and operational risk while increasing business agility."

The survey was designed by Atos Origin and conducted independently by The National Computing Centre. The results were compiled from over 150 web-based questionnaires completed by senior IT professionals. The Survey is available here.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About the National Computing Centre
The National Computing Centre (NCC) is the UK's leading IT membership organisation, serving corporate, vendor and government communities.

Working with our corporate members, we seek to help them achieve operational excellence, professional recognition, and the realisation of their ultimate career potential. In serving the UK Government community, NCC seeks not only the achievement of operational excellence, but also a wider public purpose relating to wealth creation and the enhancement of the UK as a leading knowledge economy. In serving the IT vendor community, we are committed to ensuring IT products and services meet the needs of our corporate (public and private sector) members.

We champion the effective use of IT to help maximise the competitiveness of our members' businesses and our role is to develop and promote best practice, standards and professionalism in IT management. NCC is a social enterprise.


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For further information, contact:
Caroline Crouch
Atos Origin
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com

[1] For the purposes of this survey, legacy is defined as those applications that are potentially unsupportable, that have a relatively high total cost of ownership, where there is a critical skills shortage, and are possibly inflexible relative to changing business and regulatory requirements.


Atos
Origin

PRESS RELEASE

Atos Origin teams with SAP to deliver new solution for mid-market chemical companies

Atos Origin will Showcase SAP Solutions at SAPPHIRE® '06 Orlando Booth #2759, May 16-18

Houston, Texas, 11 May 2006 - Atos Origin today announced it is working with SAP America, Inc. to deliver an enterprise resource planning (ERP) packaged solution designed specifically for mid-market chemical companies. The solution is designed to meet the business needs of mid-market chemical companies, including value-added implementation, system hosting and additional proprietary functionality. Atos Origin underwent a thorough process to become accredited by SAP to implement the new solution.

According to recent AMR research, increasing competition in the market is challenging chemical companies to become more innovative with specialty products, and offer services that augment commodity products. Atos Origin's mid-market chemicals solution addresses industry challenges such as e-commerce integration, environmental health and safety compliance, and streamlining IT operations. In addition, it reduces the time of the implementation cycle and is based on a pre-configured mySAP ERP chemicals best practices solution that was developed jointly by Atos Origin, SAP and other partners.

"Mid-market chemical companies have special information technology needs — the industry has heavy merger, acquisition and divesture activity which can result in multiple, incongruous IT systems, and companies often have limited IT budgets," said Angie Goodwin, Vice President of ERP Services North America at Atos Origin. "This solution is scalable to support future business growth and can be deployed within 15 weeks, creating a short, smooth transition period which contributes to considerable cost reduction. This is a milestone in Atos Origin's partnership with SAP."

Atos Origin has been an SAP partner since 1984 and is a Certified Global SAP Services Partner and a Certified Global SAP Hosting Partner.

As a sponsor of SAPPHIRE® '06 Orlando, Atos Origin is looking forward to sharing more information on this solution for mid-market chemical companies and other SAP solutions offered by the company. Atos Origin will host booth #2759 at SAPPHIRE® '06 from May 16 through May 18.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-


Atos
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chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Consulting, Atos Euronext Market Solutions and Atos Worldline.

Atos Origin Press Contacts:

Rose Sparks
Atos Origin
713-513-3271
rose.sparks@atosorigin.com

Megan Perkins
Coltrin & Associates
212-221-1616
megan_perkins@coltrin.com


Atos
Origin

PRESS RELEASE

Dutch Ministry of Defence chooses Atos Origin as SAP® Implementation partner for the SPEER program

Paris, 11 May 2006 - The Dutch Ministry of Defence (MoD) and Atos Origin have signed a six-year contract to implement SAP® applications, based on Defence Industry Solutions (DFPS), covering the MoD's finance and logistics operations. These implementations are part of the MoD's overall SPEER (Strategic Program for ERP Enabled Change) program.

The DFPS solution is also being implemented by SAP and partners in America, UK, Germany and Norway for other Ministries. Due to the enormous size, duration and complexity of this program several renowned ICT and Consulting companies will collaborate to ensure the success of SPEER within the MoD. Atos Origin is one of the partners that have been chosen to implement the ICT component of around 40 to 50 SPEER projects in the Netherlands.

The SPEER project sees the Dutch MoD redesign and implement MoD-wide common financial and logistic processes using the SAP Defence Industry Solution (DFPS). This solution is specifically designed to support operational activities during peacetime, peacekeeping and combat situations. SPEER has already been running for 2 years in the initiation phase and will continue with the implementations for several years. In total approximately 12,000 end users will be trained and the vast majority of SAP modules will be implemented (e.g. FI/CO, IS-PS, DFPS, HR, MM, SD, EH&S, APO, SRM, BW, Portal).

Peter 't Jong, Executive Vice President Sales & Client Management at Atos Origin, says: " The SPEER program enjoys a high profile within the national political environment and will be closely monitored by many stakeholders. This is an excellent opportunity for Atos Origin to showcase itself within the Defence and Public Sector markets, and to demonstrate that we are able to successfully manage and deliver large and complex projects. During this program a wide spectrum of competences from Atos Origin will be used, ranging from process consultancy to architecture, from data conversion to training, and from testing to transition management."

Atos Origin has over 20 years experience working with SAP applications and is an SAP Global Services Partner, a SAP Global Hosting Partner, and a member of the SAP NetWeaver® Partnership Initiative. Atos Origin has more than 4,400 SAP consultants around the globe and operates SAP Certified Data Centres in all geographical regions. The company is SAPPHIRE sponsor - the highest level sponsorship – during SAPPHIRE® '06, an international SAP event that takes place in Paris Expo, Porte de Versailles from 30 May till 1 June 2006. Atos Origin experts will be available on Atos Origin booth 2.7.


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About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About the Dutch Ministry of Defence

The Dutch Ministry of Defence includes the Royal Air Force, Army, Navy and Military Police and currently employs around 70,000 people, with defence expenditures for 2004 amounting to 7.7 billion euros.

For more information:

Marianne Hewlett
+ 31 30 299 50 06
marianne.hewlett@atosorigin.com

Jose de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com



PRESS RELEASE

Atos Origin Benelux wins Oracle Partner 2006 Award

Outstanding System Integrator

Utrecht, 15 May 2006 - Atos Origin has won the Special Oracle Partner 2006 Award in the Outstanding System Integrator category. This award is made on the strength of the innovative skills which Atos Origin has used to bring new Oracle solutions, such as Oracle Fusion, onto the market.

Caroline Wouters, Alliance & Channel Director of Oracle Benelux: "This year the Outstanding System Integrator Award, targeted specially at system integrators, has been awarded to Atos Origin. Atos Origin won the prize for its innovative approach in technology-oriented market solutions – particularly Oracle Fusion Middleware – and for the very healthy flow of orders to clients in the pipeline."

Atos Origin is investing heavily in technology-oriented solutions; not just in financial terms, but also by forming a special Fusion Middleware project team of 10, originating in various divisions. Skills are built up with this team – not just by taking training courses, but also by creating an environment for demonstrations. A range of services is built up and marketing initiatives are worked out. Moreover, Atos Origin has devised a migration program and the Utility-Based Computing concept, together with Oracle Consulting.

Pieter Buijs, Chief Technology Officer, Atos Origin for Northern Europe area, concludes: "This award is recognition of our multi-disciplinary, innovative approach, with which our Consultancy, System Integration and Managed Operation divisions and partners have worked in close co-operation with each other. We are very pleased with the positive market response to our pro-active common approach with Oracle."

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About the Oracle Partner Awards
Every year Oracle recognizes its best partners. The nine categories are Partner of the Year (Applications), Partner of the Year (Technology), Innovation Award, Outstanding System Integrator, Outstanding VAR, Outstanding ISV, Best Newcomer, Best SME Applications partner, Best SME Technology partner. For every award the nominees are



tested on a number of criteria and the partner that realized the best results over the past year, is handed the annual Partner Award.

About Oracle

Oracle (NASDAQ: ORCL) is the world's largest enterprise software company. For more information about Oracle, visit our Web Site at http://www.oracle.com/.

For more information, please contact:

Marianne Hewlett
+31 30 299 5006
marianne.hewlett@atosorigin.com

Jose de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com


Atos
Origin

PRESS RELEASE

Atos Origin launches new initiative - 'Maximize Manufacturing together' - at SAPPHIRE® '06 Paris

Paris, 15 May 2006 - Atos Origin will launch its new initiative for manufacturing companies at SAPPHIRE® '06 in Paris from 30 May to 1 June. The offering - 'Maximize Manufacturing Together" - is designed to help manufacturing companies consolidate infrastructure and align software while implementing world class pre-configured SAP applications in order to streamline IT landscape and reduce costs. Atos Origin is a SAPPHIRE sponsor and will be at SAPPHIRE® '06 Paris on booth 2.7

Atos Origin is organizing three conferences during the event:

- Tuesday 30 May, 14.00 – 14.45 – Customer case study on SIBEG - a Coca Cola bottler and distributor - who engaged Atos Origin to build an order management solution to be used by their salespeople and key customers. Within one year, Sibeg produced the entire system, which also included a wireless integrated materials traceability system. Speakers: Natale Lia, Supply Chain Director, SIBEG and Joe Caterini, Solution Manager, Atos Origin. Location: Trade Industries Theater

- Tuesday 30 May, 14.00 – 14.45 – "Bringing identity management and security to SAP NetWeaver", how to create an extended global enterprise that is cost effective, flexible, and highly secure. Speaker: Arnaud Bourgeois, Global IT Infrastructure Manager, Atos Origin. Location: ESA/SAP Services Theater

- Wednesday 31 May, 12.00 -12.45 - "SAP Solutions Empower Business Excellence at Atos Origin". Discover the impacts that SAP applications have on the customer's management and maintenance of its business. Speakers: Marc Assuied, Manager, Atos Origin and Nico Gosselt, Manager, Atos Origin. Location: Services Industries Theater

Atos Origin has over 20 years experience working with SAP applications and is an SAP Global Services Partner, a SAP Global Hosting Partner, and a member of the SAP NetWeaver® Partnership Initiative. Atos Origin has more than 4,400 SAP consultants around the globe and operates SAP Certified Data Centres in all geographical regions.


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About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information:

Marie-Tatiana Collombert
+ 33 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com

Jose de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com


Atos
Origin

PRESS RELEASE

Maroc Telecom selects Atos Origin and Comptel® Fulfilment Solution for Automated Broadband Delivery

Bringing Maroc Telecom benefits in terms of cost, time and quality of provisioning

Rabat, Helsinski, 16 May 2006 - Atos Origin, an international IT service provider and Comptel Corporation, a leading OSS software vendor for convergent mediation, charging, provisioning and network inventory announced today that they had been selected by Maroc Telecom, Morocco's leading telecoms operator to automate DSL services across Morocco. Maroc Telecom provides fixed, broadband internet and mobile services across all regions in Morocco.

The Comptel® Fulfilment solution will be integrated into Maroc Telecom's OSS by Atos Origin to automate the activation of DSL services to Maroc Telecom's customers. This will meet the rapid growth in demand for broadband in Morocco.

"In 2005 our broadband customer base increased by 300 percent - from 60,000 to 242,000 says Fadhel Kraiem CIO – Maroc Telecom. To respond to this fast growth, we decided to re-organise the fulfilment process and re-new our IT systems. We chose Comptel® Fulfilment solution because it let us pick just the right functionality for our requirements".

Stream-lining the process with the Comptel® Fulfilment solution will bring Maroc Telecom benefits in terms of cost, time and quality of provisioning. The solution will enable the sales to improve customer commitment and keep a high customer satisfaction level.

The Comptel® Fulfilment solution includes several individual, configurable modules. Maroc Telecom is deploying the provisioning workflow, database for network resources, adapters for auto-configuration of network elements and a ticketing system for manual work.

The solution enables Maroc Telecom to:

- Define and change the provisioning process
- Find the right DSLAM site and available port and assigning it to the user
- Auto-configure the live DSLAMs in the network
- Issue and track work order tickets for manual installation and engineering work.

"Maroc Telecom has been extremely successful in their broadband business. We are very pleased that Maroc Telecom selected Comptel® Fulfilment solution to automate their DSL lines provisioning process", said Kari Pasonen, Vice President, Provisioning Business Unit, Comptel Corporation.



As Maroc Telecom IT Partner, Atos Origin was entrusted the integration services of the entire solution for its proven expertise and experience in BSS implementation and previous successful integration projects within the Group.

"With more than twenty years of experience in the telecom sector, Atos Origin is the ideal partner for Maroc Telecom. The project will bring benefits in cost, time and quality of provisioning and maintaining high customer satisfaction level", said Sega Sako, COO, Northern Africa -- Atos Origin.

About Maroc Telecom
Maroc Telecom is Morocco's incumbent telecommunications operator, and the country's market leader in fixed-line and mobile telecommunications and Internet access. Maroc Telecom has 8.576 million mobile customers, 1.336 million fixed lines and their ADSL customer base reached 296,000 lines in 1Q2006. Since December 2004, Maroc Telecom is listed on the Casablanca and Paris stock exchanges and its main shareholders are Vivendi Universal (51%) and the Kingdom of Morocco (34.1%). http://www.iam.ma/

About Comptel Corporation
Comptel is a world leading OSS software product vendor for convergent mediation, charging, provisioning and network inventory solutions. The solutions support the core business processes of operators and service providers. The company has made deliveries to over 250 customers in 80 countries worldwide including leading operators from across different market areas, such as AIS, América Móvil, Bharti, Brasil Telecom, China Mobile, Deutsche Telekom, KPN, mmo2, Saudi Telecom, SWIFT, T-Mobile International, TIM, Telefónica, Telenor, TeliaSonera, VimpelCom and Vodafone. Comptel has over 500 employees and a turnover of EUR 66 million. Comptel was established in 1986 and is listed on the Helsinki Stock Exchange (CTL1V) in Finland. For more information, visit www.comptel.com.

About Atos Origin
Atos Origin is a leading international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.


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Press Contacts:

Comptel Corporation
Olivier Suard
Marketing Director
Network Inventory Division
Tel. +44 207 887 4513
Email: olivier.suard@comptel.com

Atos Origin EMA
Stephanie Berthe
Marketing & Communication Director, EMA
Tel : +39 06 8307 4289
Email: stephanie.berthe@atosorigin.com



PRESS RELEASE

Atos Origin increases its capacity for processing European electronic invoices

Paris, 22 May 2006 - Atos Worldline, an Atos Origin Company, has enhanced its electronic signature platform with Utimaco Safeware AG's secure signature solution. This enables Atos Worldline's e-invoicing platform to securely process the German invoices of its international clients and to offer them a highly secure signature solution that complies with German tax regulations. Atos Worldline thus increases its capacity for processing European electronic invoices.

In regard to electronic signature and legal archiving, each member of the European Union included into its local legislation the European Directive regulation on electronic invoicing.

In order to simplify the B2B electronic transactions for its European clients, Atos Worldline offers its electronic signature and legal archiving solution – Worldline Invoice – which runs on a unique collaborative web platform across all the European countries. Atos Worldline's clients have a single provider that is able to deploy an electronic signature system in Europe with the level of security required by the different local tax authorities.

With a data handling capacity of more than one million invoices per month, Worldline Invoice is the leading European platform operating 24/7. It is compliant with the regulations of 11 European countries and is currently being rolled out in another 8 countries, complete with an interface tailored to each country's language and laws.

Atos Worldline has chosen Utimaco's secure signature solution based on SignatureServer SmartCard - approved by the Bundesnetzagentur (German Federal Network Agency) to fully answer its international clients' e-invoicing needs in Germany and on a later stage, in some eastern European countries requiring the same level of security.

Enhanced by Utimaco's know-how in providing security and electronic signature systems, Worldline Invoice solution now meets the security level required by the German tax authorities thereby increasing Atos Worldline's capacity to process European electronic invoices and offer today to its clients a highly secure electronic tax invoicing solution entirely compliant with the regulations in force in the European Union.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.


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Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2600 employees in Europe and has an annual turnover of €400 million.

About Utimaco Safeware AG, The Data Security Company - Utimaco is a world leading producer of professional solutions that secure data within companies and government agencies. The solutions, which have won multiple awards, protect data against unauthorized access and manipulation no matter where it's stored on mobile personal devices, PCs or in networks. SafeGuard Easy, with nearly three million installations, is the best selling worldwide solution for protecting data on notebooks and PCs. Utimaco is also a leader in electronic transaction protections. In Germany, for example, Utimaco solutions secure over 90 percent of all card-based payment systems. Utimaco offers its customers comprehensive on site support via a worldwide network of partners and subsidiaries in Europe, the USA and Japan. Utimaco Safeware AG, with headquarters in Oberursel, near Frankfurt, Germany, is listed on the Frankfurt Stock Exchange. For more information about Utimaco and SignatureServer SmartCard, log on to www.utimaco.com.

Press contact:
Emilie Moreau
Tel : +33 1 55 91 24 74
Email : emilie.moreau@atosorigin.com


Atos
Origin

PRESS RELEASE

Atos Origin in charge of the software management and IT application support for Amadeus Germany

Stuttgart, 23 May 2006 - Atos Origin, a leading international IT services provider and Amadeus Germany GmbH, Germany's leading provider of IT solutions for the travel industry, announce today that they have signed a three-year agreement, under which Atos Origin is in charge of the IT support and development for the travel applications specific to Amadeus Germany. Through this cooperation, Amadeus Germany benefits from a unique IT Partner to accompany the development of its future IT projects, and Atos Origin reinforces its position as a leading IT services provider in the travel industry. The contract entered into force on April 1, 2006.

Amadeus Germany GmbH decided to focus its services in software development and application support on one strong partner. It benefits from Atos Origin's competence in application management and its varied experiences with large-scale transition projects in Germany, as well as its strength in state-of-the-art technologies and architectures.

"*With Atos Origin we have chosen a partner whose business philosophies are extremely well suited to our ideas. Atos Origin expertise in application management and software development, and the migration support during the very sensitive changeover phase were the main criteria for our decision*", says Holger Taubmann, Managing Director of Amadeus Germany, explaining the decision to choose Atos Origin as its IT services partner. "*In addition, Atos Origin also maintains business relationships with our development centre in Sophia Antipolis near Nice, which presents further opportunities for both companies as a result of the cooperation*".

The partnership with Amadeus strengthens Atos Origin's position as a leading IT services provider in the travel sector. Together with its experience with other existing client relationships – e.g. with Karstadt, Thomas Cook and Neckermann as well as with Traventec, a medium sized European company specialised in developing software for the travel industry, Atos Origin wants to concentrate its know-how into a travel competence centre.

Ulrich Engelhardt, Senior Vice President Consulting and Systems Integration at Atos Origin in Germany, said "*With Amadeus Germany, Atos Origin is gaining a partner which is the leading provider of IT solutions in its field in the travel industry. Bundling the competence of both companies produces an extremely beneficial combination for the customers of Amadeus Germany. This forms the foundation for a strong and successful partnership*".


Atos Origin

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About Amadeus Germany

Amadeus Germany GmbH is Germany's leading provider of IT solutions to the travel industry. Founded in 1971 the company offers a wide range of solutions for distributing travel services of all kinds via channels like travel agents, call centers or the internet. Furthermore the Corporate Solutions division supports the business travel needs of corporations with its corporate travel management solutions. Comprehensive trainings are also included in the portfolio In Germany 85 percent of all travel agents with approximately 40,000 PCs using Amadeus Germany's advanced system. Services bookable in Germany: 500 airlines, 61,000 hotels, 42 car rental companies, 190 tour operators, 66 public transport associations and several bus operator, 40 railway companies, 34 ferry companies, 6 insurance companies, 3 event ticket systems with more than 1,000 providers as well as 8 cruise lines.

Amadeus Germany is 100 percent owned by Amadeus IT Group SA (Amadeus). Amadeus is a global leader in technology and distribution solutions for the travel and tourism industry. Its comprehensive data processing centre serves over 75,000 travel agency locations and some 11,000 airline sales offices, totalling around 350,000 points of sale located in over 215 markets worldwide.

Download of further press releases http://www.de.amadeus.com/unternehmen/presse

Contacts

Atos Origin GmbH
Nicola Popoff
Tel.: +49 711 7377 311
nicola.popoff@atosorigin.com

Amadeus Germany
Dorothee Hartmann-Englisch
Tel.: +49 6172 91 1518
d.hartmann@cpool.com


Atos Origin

PRESS RELEASE

Atos Origin obtains Visa and Mastercard PCI-DSS certification for its fully secure online payment platform

Paris, 23 May 2006 - Atos Worldline, an Atos Origin Company, today announces that it has been awarded PCI-DSS certification (Payment Card Industry – Data Security Standard) for its fully secure online payment platform. After 10 years of continuous growth, Atos Worldline platform is the first in France to be certified to the highest requirements of the standard set by Visa and Mastercard. This project has been carried out by Atos Worldline on CEDICAM Group's request - Payment Flows and Systems subsidiary of Crédit Agricole bank.

The main purpose of the PCI-DSS (Payment Card Industry – Data Security Standard) programme set by Visa and MasterCard is to increase the security of bankcard holder's data transmitted by internet users when buying online, by strictly controlling the storage of numbers.

PCI-DSS certification comprises a thorough security audit of the online payment system, carried out by an independent audit firm, accredited by Visa and Mastercard. It comprises 185 points for verification, ranging from controls of card data management through to approving security tests carried out by Atos Worldline on its security system.

This complex accreditation process lasted three years and required the creation of a dedicated team within Atos Worldline. The PCI-DSS programme calls for a very high standard of security. The changes applied as part of the certification process required questioning, and analysing the entire structure of online payment solutions, along with their environment. The level of security had to be enhanced, but without impacting on existing functions, while also ensuring customer services continuity. Keeping this certification involves constantly updating online payment systems, together with regular audits of the payment platform.

"This certification is of great benefit to thousands of retailers who place their trust in Atos Worldline to secure their online payments, since this enables them to benefit from PCI-DSS accreditation and thereby to guarantee their customers a very high standard of security," states Jean-Jacques Milhem, certification project manager at Atos Worldline.

Banks data security is at the heart of Crédit Agricole's concerns. In regard to the e-Commerce growth and the related risks of fraud, CEDICAM Group required Atos Worldline to be PCI-DSS certified.

Atos Worldline is the French leader in online payment services with over 7,000 merchant sites in France using the IPS solutions (Internet Payment Solutions) and over 55 million transactions processed every year.


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About CEDICAM
CEDICAM is the Payment Flows and Systems subsidiary of Crédit Agricole. The Group's activities are at the heart of the bank field and at the center of the networks that handle Crédit Agricole's information transfers – financial or non financial. In addition to providing a framework for strategic thinking with respect to this field, it designs and pilots the information systems needed for processing transactions (management of all domestic and international flows, those involving large amounts, etc.) and oversees the electronic payment sector for the Group. In 2005, CEDICAM personalised 9,3 million cards; it handled 5 billion transactions and over 1 billion card authorisations.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2,600 employees in Europe and has an annual turnover of €400 million.

Press contact:
Emilie Moreau
Tel : +33 1 55 91 24 74
Email : emilie.moreau@atosorigin.com


Atos
Origin

PRESS RELEASE

Atos Origin Winner of Two SAP Partner Awards

Underscoring commitment to delivery and customer service

London, 25 May 2006 - Atos Origin, a leading IT services company, today announced that it won two of the seven awards presented at the SAP Partner Awards ceremony held in London on 11th May. Atos Origin was the only company to win two awards and it was the second consecutive year that the company won the Customer Satisfaction and Quality Performance award. Atos Origin also won the "Outstanding Contribution" award in the Small to Medium Enterprise category for work with a number of companies including Johnson Services Group and John Crane.

The Customer Satisfaction and Quality Performance award is particularly prestigious as it is based largely on the results of a customer satisfaction survey, in which customers are asked to rate SAP partners on all aspects of the SAP implementation process, including professional competence, quality of consultants, SAP product know-how and ability to deliver on time and to budget.

“The SAP Partner awards recognise the quality of service and delivery track record of our partners and it is an outstanding achievement for Atos Origin,” said Graham Kingsmill, managing director, SAP UK and Ireland. “I am also delighted to be able to recognise Atos Origin’s commitment to the SME market, which is a key strategic thrust for SAP’s business globally.”

Winning the Customer Satisfaction and Quality Performance award for the second consecutive year underscores our commitment to customer service and high quality delivery,” said Paul Bray, head of SAP Practice at Atos Origin. “We work closely with SAP and our customers to ensure we provide services that are closely aligned to their business objectives and that are tailored to their specific needs.”

Atos Origin has over 20 years experience working with SAP solutions and is a SAP Global Services Partner, a SAP Global Hosting Partner, and a member of the SAP NetWeaver® Partnership Initiative. The company has managed more than 1500 implementations and was the first to install SAP R/3 Operations. The Atos Origin global SAP practice has more than 4,400 SAP consultants around the globe and operates SAP Certified Data Centres in all geographical regions. Atos Origin is also a very larger user of SAP Business Solutions to run its own business processes. Atos Origin is a Sapphire sponsor and will be at SAPPHIRE® ’06 on booth 2.7.


Atos
Origin

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About SAP
SAP is the world's leading provider of business software*. Today, more than 33,200 customers in more than 120 countries run SAP® applications-from distinct solutions addressing the needs of small and midsize enterprises to suite offerings for global organizations. Powered by the SAP NetWeaver® platform to drive innovation and enable business change, SAP software helps enterprises of all sizes around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP solution portfolios support the unique business processes of more than 25 industries, including high tech, retail, financial services, healthcare and the public sector. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol "SAP."

For further information contact:
Caroline Crouch
Atos Origin
Email: caroline.crouch@atosorigin.com


Atos
Origin

PRESS RELEASE

Atos Origin and HP Showcase Partnership 'Maximize Manufacturing Together' at SAPPHIRE® '06

Paris, 29 May 2006 - Atos Origin and HP have joined forces to offer manufacturing companies SAP-based IT solutions and will be showcasing this new venture for the first time at SAPPHIRE '06 in Paris from 30 May to 1 June. The offering - 'Maximize Manufacturing Together' - is designed to help manufacturing companies consolidate infrastructure and align software while implementing world class pre-configured SAP solutions in order to streamline IT landscape and reduce its cost. Atos Origin is a Sapphire sponsor and will be at SAPPHIRE® '06 on booth 2.7

Atos Origin and HP are developing a number of sector focused Global SAP manufacturing showcase and development centres which will be used by both organisations in joint sales activity, for particular stages in selected client projects and to significantly advance development and implementation timescales.

Atos Origin has a strong SAP solution offering, particularly in the manufacturing market, and combining this with HP's broad portfolio of integrated print, IT infrastructure and end-to-end management solutions allows both companies to stimulate sales of SAP services across both client sets. To support the initiative, Atos Origin and HP cooperate in offering common technology and application, and Itanium technology infrastructure and offshore development services and sales messages that will be used when taking the initiative to market.

Atos Origin has over 20 years experience working with SAP applications and is a Partner of SAP Global Services, a SAP Global Hosting Partner, and a member of the SAP NetWeaver® Partnership Initiative. The Atos Origin practice for SAP applications has more than 4,400 SAP consultants around the globe and has SAP Certified Data Centres in all geographical regions. In an industry-first milestone, HP is the first SAP partner to achieve 50,000 SAP® application implementations. Customers worldwide have benefited from the companies' integrated solutions portfolio, as demonstrated by the fact that nearly 50 percent of all SAP customers run HP platforms.

About Atos Origin
Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.


Atos
Origin

About HP

HP is a technology solutions provider to consumers, businesses and institutions globally. The company's offerings span IT infrastructure, global services, business and home computing, and imaging and printing. For the four fiscal quarters ended Jan. 31, 2006, HP revenue totalled $87.9 billion. More information about HP (NYSE, Nasdaq: HPQ) is available at http://www.hp.com.

For more information:
Jose de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com


Atos Origin

PRESS RELEASE

Atos Origin leads an initiative to drive growth of Spain's IT Services sector

Atos Origin leads the Spanish Software and Service Initiative (INES)

Madrid, 29 May 2006 - Atos Origin, the leading international IT services company, has joined a number of Spanish business leaders including Spain's number one telecoms operator, Telefónica, in an initiative designed to drive the growth of Spain's IT services sector. Atos Origin has promoted the creation of the Spanish Software and Services Technology Platform, INES (Iniciativa Española de Software y Servicios), which wants to increase the competitiveness of the Spanish IT industry among other European countries.

Atos Origin will contribute to INES' goals to encourage innovation and growth in the Spanish sector, through a programme of strategic research and projects to develop technological capability in Spain in areas like Semantic Web, GRID technologies and Open Source.

Using the expertise of its members, INES is currently laying out its vision for the evolution of the technology industry in Spain. A Spanish Strategic Research Agenda is being drawn up to outline the issues facing businesses, which will be followed by the formation of a series of working groups to address how businesses should respond to these issues.

INES is a network of leaders in science and technology, comprising business, academia and technology centres. Other members include ESI-Tecnalia (the European Software Institute), the Technical University of Madrid, Telefónica and the Principality of Asturias through the Information and Communication Technological Centre; the Spanish Ministry of Science and Education; the Spanish Ministry of Industry, Commerce and Tourism; and the Spanish Centre for the Development of Industrial Technology.

INES also has links to other Spanish technology groups such as Prometeo (integrated intelligence systems), eSec (security), eMOV (wireless communication platform) and eNEM (platform for networked audiovisual technology). It works closely with the European software and services technology group, NESSI (Networked European Software and Services Initiative), which was launched last September in Brussels.

For further information, please visit http://www.ines.org.es/ .


Atos
Origin

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information:
Antonio Ferreiro
Atos Origin Spain
Tel: +34 91 440 88 00
antonio.ferreiro@atosorigin.com


Atos
Origin

PRESS RELEASE

Atos Origin and CAST partner to launch new Application Health Check Service

Helping organisations tackle the legacy issue

London, UK, 30 May 2006 - Atos Origin, a leading IT services company, and CAST, a pioneer in the Application Development Governance software space, today announced that they have formed a partnership to launch a new Application Health Check service that will help both private and public sector organisations tackle the legacy issue. A recent survey[1] by Atos Origin and the National Computer Centre revealed that Legacy IT systems[2] are inhibiting business improvement and potentially damaging the perception of IT in the boardroom.

The new service is built on CAST software and uses Atos Origin's proven methodology to assess an application's business, technical and operational health. Using the CAST Application Intelligence Platform to analyse a wide array of different software systems, Atos Origin executes a technical check of any software application to measure their system risks and long term technical reliability.

Based on clearly defined metrics generated by CAST software, Atos Origin makes recommendations to create an effective strategy that will reduce risk and total cost of ownership to increase quality and business value. This Application Health Check provides objective fact-based information to make pro-active decisions to save time and money on the maintenance of existing applications, no matter if built and maintained in-house, outsourced or co-sourced.

"Launch of this service follows the successful implementation of CAST technology amongst some of our customers, where productivity gains of up to 40% have been delivered," said Jacques Cosnefroy, senior vice president for systems integration at Atos Origin.

Mark Slater, UK Country Manager for CAST said," Through our partnership with Atos Origin, a leader in application management, we can offer companies a complete health check service that enables them, in a few days and without any technical investment, to quickly understand their legacy issues and plan a strategy based on solid metrics."

The Application Health Check is the first critical step in the Atos Origin "Advance From Legacy" solution, which is designed to help companies address the legacy issue.


Atos
Origin

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About the CAST Solution
The CAST software platform - "the software that knows software" - helps IT management and IT services companies better govern their application development. CAST automatically analyses business applications and provides the information and objective metrics that management must have to measure, monitor and control team activities for on-time, on-quality delivery at the best cost, whether in-house or outsourced. For our customers this means more adaptable, robust and reliable software applications that can withstand time and change with the flexibility that the business requires. With CAST, customers can lower maintenance costs and reduce risk in their application portfolio, risks such as system outages, project failures, drifts in application maintainability, vendor lock-in, regulatory non-compliance and security. And IT executives get a mechanism to drive continuous improvement in their critical applications and in the teams that build and maintain those apps.

About CAST
CAST is the world leader and pioneer in Application Intelligence Software – "the software that knows software®" – providing the metrics and information IT executives must have to better govern application maintenance and development. Founded in 1990, CAST is listed on Compartment C-Eurolist by Euronext Paris (Euronext: CAS) and serves Global 2000 organisations worldwide with a network of 11 fully staffed offices in the US and Europe. More than 600 organisations around the world are using CAST software to run AD like a business. For more information, visit: www.castsoftware.com


Atos
Origin

For more information, contact:
Caroline Crouch - Atos Origin
Tel: +44 (0) 20 7830 4233
Email: caroline.crouch@atosorigin.com

Peter Vasey - CAST
Tel: +44 (0) 1494 616 620
Email: p.vasey@castsoftware.com

1 The full survey is available at: www.atosorigin.com and www.ncc.co.uk/principia.
2 For the purposes of this survey, legacy is defined as those applications that are potentially unsupportable, that have a relatively high total cost of ownership, where there is a critical skills shortage, and are possibly inflexible relative to changing business and regulatory requirements.



PRESS RELEASE

EADS and Atos Origin Form Global IT Partnership for Product-Related Services

Paris, 30 May 2006 - EADS, the global leader in aerospace, defence and related services, and Atos Origin, one of the world's leading providers of information technology services, have signed a three-year framework agreement covering product related IT services for all EADS Group subsidiaries (Airbus, Eurocopter, EADS SPACE, etc.). The agreement underscores the commitment of the two companies to broadening their partnership.

EADS is seeking to rationalize the number of information technology services providers to achieve more efficient control over services and technologies and gain a more precise vision of the related costs. The three-year framework agreement is based on the principle of guaranteed results with service level agreements. It will allow the extension of best practices already implemented by Atos Origin and EADS in Spain and France to other EADS Group subsidiaries and host countries, in particular Germany and the United Kingdom.

For the past 15 years, Atos Origin has been the benchmark EADS partner for real-time onboard software on such major programs as the Airbus A380 airliner. Atos Origin is also a partner in applied CAD/CAE[1] engineering for EADS aerospace activities in Spain. These activities comply with aerospace industry standards DO178B[2] and EN 9100:2003[3].

"Atos Origin is recognized for technical excellence in the extremely complex and sophisticated field of onboard aerospace software. We have worked closely with them for the past 15 years, resulting in ongoing innovation and success in meeting our technological challenges. We are therefore confident that this privileged partnership with Atos Origin will prove beneficial to the entire EADS Group," said **Eric Ducret, Lead Buyer at EADS**.

"We are extremely proud to have been selected by EADS to support deployment of their product related services strategy and thus contribute to enhancing their technological performance," added **Wolf Kunisch, Global Account Manager at Atos Origin**.

EADS also intends to take advantage of Atos Origin's Global Sourcing solution to optimize its data processing processes. This future development path will further enhance the mutual commitment of the two companies to a strong and fruitful partnership.

The Global Sourcing solution involves an end-to-end process based on both a front office and a back office. The front office handles the full range of customer requests, to position service delivery as close as possible to operations, guarantee intimate understanding of their business challenges and share their objectives. The back office, which is specialized by business process and technology, is supported by a network of service centers using identical methods, processes and applications. This industrial scale organization enables



clients to benefit from latest-generation technologies with proven performance, while at the same time lowering costs.

About EADS

EADS is a global leader in aerospace, defence and related services. In 2005, EADS generated revenues of € 34.2 billion and employed a workforce of about 113,000. The EADS Group includes the aircraft manufacturer Airbus, the world's largest helicopter supplier Eurocopter and the joint venture MBDA, the international leader in missile systems. EADS is the major partner in the Eurofighter consortium, is the prime contractor for the Ariane launcher, develops the A400M military transport aircraft and is the largest industrial partner for the European satellite navigation system Galileo.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact for Press:
Anne de Beaumont - + 33 (0)1 55 91 24 15 - anne.debeaumont@atosorigin.com

1/ CAD (Computer-Aided Design), CAE (Computer-Aided Engineering)

2/ Developed by the RTCA SC-167 international committee in the 1980s, the **DO178B** standard defines the software development process to be implemented for airworthiness certification of civil aircraft. It uses an analysis of avionics system security to define the life cycle and quality constraints applicable to the development of onboard software for these aircraft.

3/ The **EN 9100:2003** standard (Aerospace Series Certificate for Design and Development of Aerospace Structures, Systems and Tooling) is a Quality Management System (based on ISO 9001) prepared by the European Association of Aerospace Industries Standards (AECMA-STAN).


Atos
Origin

PRESS RELEASE

Atos Origin wins 2006 Global SAP Pinnacle Award for outstanding partnership

Paris, SAPPHIRE, 30 May 2006 - Atos Origin, the international IT services company, has been awarded SAP's prestigious Pinnacle Award for its outstanding partnership. SAP named the winners of its global partner recognition program during an exclusive awards ceremony – the SAP Pinnacle Awards - that took place yesterday. The program is designed to recognize SAP Partners who have excelled in developing their partnership and mutual business with SAP by providing quality products, solutions and services to its customers. Atos Origin is the winner of the Pinnacle Award for best performance in Hosting mySAP applications.

Giovanni Linari, Management Board Member who accepted the award said: "Atos Origin is a long term global SAP partner we have extensive revenues around SAP implementations and full lifecycle support and are delighted to have received the accolade for best performance in Hosting mySAP applications from SAP. This award underlines the commitment by both companies to a successful long-term partnership."

The 2006 winners were highlighted for their significant contribution to sales and marketing and for their development and innovation in specific areas. The winners were selected based on nominations received from both partners and SAP employees.

Atos Origin is exhibiting at SAPPHIRE® '06 in Paris (30 May to 1 June), on booth 2.7 and has over 20 years experience working with SAP® applications and is a Partner of SAP Global Services, a SAP Global Hosting Partner, and a member of the SAP NetWeaver® Partnership Initiative. The Atos Origin practice for SAP applications has more than 4,400 SAP consultants around the globe and has SAP Certified Data Centres in all geographical regions.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information:
Jose de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com


Atos
Origin

PRESS RELEASE

Atos Origin extends its Global Partnership with SAP under the theme “Maximize Manufacturing Together” at SAPPHIRE® ‘06

Paris, SAPPHIRE, 30 May 2006 - Atos Origin today announced a global go-to-market initiative for the manufacturing industries named “Maximize Manufacturing Together”. Atos Origin will be showcasing this new venture for the first time at SAPPHIRE® ’06 Paris from 30 May to 1 June. The offering “Maximize Manufacturing Together” is designed to help manufacturing companies consolidate infrastructure and align software while implementing world class pre-configured SAP® applications in order to streamline IT landscape and reduce its cost. Atos Origin is a SAPPHIRE sponsor and will be exhibiting on booth 2.7

Based on Atos Origin’s strong global manufacturing heritage and customer base and aligning with SAP’s Industry Business Units Discrete and Process Manufacturing, 4 core pillars of Chemical, Oil and Gas, High-Tech and Automotive, are identified for this manufacturing initiative.

The Maximize Manufacturing Together Program will assist customers in harmonizing and rationalizing their specific application portfolios by using SAP Best Practice Solutions and Methodologies and accelerated deliveries to achieve more business flexibility thereby lowering the TCO of their IT landscape. By using industry best practices templates, and mySAP™ ERP together with ESA Awareness and adoption, SAP NetWeaver implementation and upgrade paths, sector expertise and Safe Passage, MMT will accelerate implementations for new customers and for customers looking to upgrade their mySAP ERP systems. Atos Origin will support all phases of delivery and operations.

The Maximize Manufacturing Initiative will launch at SAPPHIRE Paris and kick off in the Asia Pacific market with a series of customer road-shows and will also entail Atos Origin setting up a manufacturing competence centres in Italy, Germany, the Netherlands and China. With the full support of Atos Origin’s board and the active involvement of senior Atos Origin and SAP executives this initiative will target manufacturing companies in these sectors addressing their strategic IT needs.

“One of the most important criteria of our customers is an accelerated delivery of mySAP ERP", said Peter Maier, senior vice president, Process Industries, SAP. "Our response has been the Best Practice methodology, which has been warmly received. Now, Atos Origin will combine its strengths in implementation with MMT using the SAP Best Practices solution, resulting in a winning combination for customers.” Dr. Kerstin Geiger, Senior VP Discrete Industries, SAP added: “This powerful combination based on mySAP ERP will deliver seamlessly an end-to-end solution for our Manufacturing customers extended enterprise and offer a compelling incentive to manufacturing companies considering their ERP future landscape”.


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"Atos Origin and SAP have enjoyed a long and successful trusted partnership that has, through our trusted advisor roles delivered substantial value, innovation and benefits to our customers. The Maximize Manufacturing Together theme will combine the complementary strengths of our two companies in providing software and services that will change the cost structure of IT within the manufacturing industries. We are excited to be embarking on this initiative with SAP" said Iain Boag, Senior Vice President Enterprise Solutions Atos Origin.

Atos Origin has over 20 years experience working with SAP applications and is a Partner of SAP Global Services, a SAP Global Hosting Partner, and a member of the SAP NetWeaver® Partnership Initiative. The Atos Origin practice for SAP applications has more than 4,400 SAP consultants around the globe and has SAP Certified Data Centres in all geographical regions.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information:
Jose de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com


Atos
Origin

PRESS RELEASE

Atos Origin and Intel Collaborate for Improved PC Performance with Intel® vPro™

Paris, 5 June 2006 - Atos Origin's innovative workplace management offering, Atos™ Workplace Solutions, is now available with support for Intel® vPro™ technology. Initial results of the tests indicate that Atos Origin's clients will be able to realize up to an 86 percent time reduction in resolving PC problems and significant cost savings as a result of deploying the new solution.

This initiative is part of a program of close collaboration between Atos Origin and Intel® to create flexible and innovative solutions that reduce the cost and improve performance and agility of IT for businesses.

Intel vPro technology was unveiled in April 2006, but Atos Origin has been collaborating with Intel since May 2005. Atos Origin performed extensive testing on Intel ® Active Management Technology™ - a key component of Intel vPro technology - and has incorporated support for Intel vPro into Atos™ Workplace Solutions. This will allow Atos Origin to offer the new solution almost as soon as systems with Intel vPro technology are released to the market.

Some of the benefits Atos Origin's clients can expect to see when running Atos™ Workplace Solutions on Intel vPro technology include:

- Remote manageability, including: remote inventory management; and remote problem resolution to reduce the number of desk visits and service centre calls
- Enhanced security, including: hardware-enhanced security to resist hackers, viruses and worms; isolation of compromised PCs; disaster recovery; push updates to PCs; and deployment of virtual environments
- Efficient performance enhancement, including: power efficiency and PC noise reduction; and improved multitasking, keeping users working efficiently while IT tasks are being run
- Agility for the future, with easily upgrades to the next-generation PC operation system, Windows Vista

"Intel is working with IT industry leaders, including Atos Origin, to reinvent the business PC" declared Gregory Bryant, General Manager of Intel® Digital Office Platform Division. "Intel vPro technology provides the foundation that will enable Atos Origin to provide solutions that can reduce IT costs, provide greater security and easier manageability."

Wilbert Kieboom, CEO of Atos Origin Northern Europe, Member of the Management Board, concludes: "Close collaboration with Intel over the last year means that we are able to offer support for Intel's vPro as soon as systems are available in the marketplace. The two companies are working closely together to bring solutions to businesses that allow them to prepare for the challenges of the future."


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Origin

Atos™ Workplace Solutions, a key element in the Atos Origin Business Harmonization program, provide a full range of modular and flexible desktop and end-user support services, allowing the end user to work anywhere, anyplace, at anytime. Built on extensive and proven experience in all industry sectors, Atos™ workplace solutions currently manage more than 600,000 seats, 20,000 servers, 8 million calls per year and 350,000 corporate mailboxes.

For more in-depth information about Atos™ Workplace Solutions and Intel® vPro™ technology, click here.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext Market Solutions, Atos Worldline and Atos Consulting.

For more information please contact:

Marie-Tatiana Collombert
marie-tatiana.collombert@atosorigin.com
+ 33 1 55 91 26 33

José de Vries
jose.devries@atosorigin.com
+ 33 1 55 91 24 53



PRESS RELEASE

Atos Origin chosen by Club Avantages to overhaul and host its customer loyalty programme

Paris, 6 June 2006 - Atos Worldline, an Atos Origin Company, today announced the renewal of its contract with Club Avantages, for a three-year period, to manage the overhaul and hosting of its multi-partner customer loyalty programme. Atos Worldline will manage, in addition to customer loyalty applications, all of Club Avantages multi-channel applications: mail, e-mail, telephone, SMS, Interactive Voice Response (IVR) and the Internet, thus enabling Club Avantages to enrich the personalisation of its customer relations.

Club Avantages was formed in 1997 by the Casino Group and Shell France, to create a joint multi-company bonus programme. In March 2002, the Casino Group, Shell and Galeries Lafayette decided to combine their respective customer loyalty programmes in a common reward currency, "S'Miles®".

In 2005, Club Avantages wanted to define the bases for a technical and functional overhaul of its IT system, in order to undertake new steps in its development. Club Avantages was looking for a partner offering an efficient, flexible, future-proof and economic solution for developing and hosting, which was capable of enhancing the personalisation of customer relations, particularly within new interactive contact channels.

Atos Worldline was chosen by Club Avantages to take charge of the overhaul and hosting of its customer loyalty programme on its technical platform. Atos Worldline is also responsible for the management of multi-channel applications across all distribution channels: mail, e-mail, telephone, SMS, IVR and the Internet.

Atos Worldline has been able to meet Club Avantages' requirements, providing it with a parameterisable and future-proof solution and enabling it to significantly reduce its costs and benefit from the support of experts in the field.

The renewal of this contract with Club Avantages for three years reinforces Atos Worldline's leadership position in the area of multi-partner customer loyalty programme management in France and Europe, as well as its ability to implement IT projects in complex environments.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris


Atos Origin

Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2,600 employees in Europe and has an annual turnover of €400 million.

Press contact: Emilie Moreau - +33 1 55 91 24 74

Email: emilie.moreau@atosorigin.com


Atos
Origin

PRESS RELEASE

Atos Origin Occupational Health Service to the Royal Mail Wins RoSPA Occupational Health Award

London, 8 June 2006 - Atos Origin, a leading provider of managed medical services, today announced that the occupational health service that it delivers to the Royal Mail won the Astor Trophy for the best managed occupational health programme at the RoSPA Occupational Health and Safety Awards held in May this year.

"We are focused and committed to continue to provide the best in health support and benefits to our colleagues, which is why we selected to work with Atos Origin, a leader in the field of occupational health," said Dr Steve Deacon, head of health at Royal Mail. "Winning this prestigous awared is due to the quality of the partnership approach that we have with Atos Origin."

The focus of the contract is on prevention and rehabilitation and a key service that Atos Origin delivers is an Employee Assistance Service. This allows employees and managers to refer to a dedicated team of over 40 workplace counsellors for personal information, advice and counselling support.

Since taking over the service in 2002, Atos Origin has provided full employee health services including pre-recruitment assessments, ill-health referrals and medical retirement assessments. Support is provided to employees and managers in resolving absence issues and enabling early return to work after injury and illness. Attendance rates improved by 18% over the 2005-06 financial year.

"This award is recognition of the importance that Royal Mail places in looking after its employees," said Sue Gibson, general manager, Occupational Health at Atos Origin. "Providing good health support and benefits to employees is one way to communicate to them that they're appreciated and it helps to attract and retain excellent people."

Atos Origin provides a comprehensive occupational health screening service to all employees; a telephone contact centre available 24 hours a day, every day of the year for health-related advice and a national physiotherapy and occupational therapy service.

Atos Origin is a unique service provider to the UK healthcare sector with an unbeatable combined story. The company provides occupational health, primary care, capability assessment and diagnostic services to more than two million people each year to make a positive difference to the wellbeing of UK citizens and organizations. It is also delivering consulting and IT programmes at the heart of modernising the health service to increase patient choice and so improve the patient experience.


Atos
Origin

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information contact:
Caroline Crouch
Atos Origin
Tel: 020 7830 4233


Atos
Origin

PRESS RELEASE

Atos Origin through its technological expertise facilitates the European deployment of the electronic invoicing service "IATA InvoiceWorks"

Paris, 12 June 2006 - Atos Worldline, an Atos Origin company, has been selected to ensure compliance with the regulations on electronic invoicing for IATA's (International Air Transport Association) electronic invoicing service "IATA InvoiceWorks." Established by IATA, this service enables airline companies and their suppliers to exchange and process electronic invoices. Atos Worldline facilitates the use of IATA InvoiceWorks by European airlines and suppliers through the provision of digital signature and secure archiving capabilities to meet the European regulatory requirements related to electronic invoices.

IATA members comprise 265 airlines – the world's leading passenger and cargo airlines among them - representing 94 percent of international scheduled air traffic. IATA InvoiceWorks is an electronic invoicing service for the air transport industry, launched by IATA in 2004. IATA InvoiceWorks currently processes over one million invoices per year worldwide.

To drive wide adoption of IATA InvoiceWorks by companies in the EU, IATA sought to implement a solution for digital signature and legal archiving that would ensure compliance with the EU Directive and Member States' regulations on electronic invoicing.

To achieve this, IATA InvoiceWorks uses Atos Worldline's electronic signature and legal archiving solution – Worldline Invoice – that runs on a common platform across all European countries. Through this facility, invoices exchanged and processed through IATA InvoiceWorks can be signed and archived for the supplier, as well as for the purchaser.

Atos Worldline solution covers: advanced electronic signature; country qualified certification; proof of invoice authenticity and integrity; control of the electronic signature; and archiving of the electronically signed invoice and control report for 10 years. The solution also integrates a web platform that enables efficient retrieval of archived records.

Worldline Invoice is the Atos Worldline electronic signature and legal archiving solution which runs on a unique collaborative web platform across all the European countries. With a data handling capacity of more than one million invoices per month, Worldline Invoice is the leading European platform operating 24/7. It is compliant with the regulations of 10 European countries and is currently being rolled out in another twelve countries, with an interface tailored to each country's language and laws.


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About IATA
IATA ("International Air Transport Association") leads, represents and serves the air transport industry. Its 265 member airlines comprise 94 percent of scheduled international traffic.

Go to www.iata.org for more information.

About IATA InvoiceWorks
Established by the International Air Transport Association (IATA), IATA InvoiceWorks provides an electronic invoicing service for the air transport industry to cut costs, time and effort for sending, receiving and processing invoices. IATA InvoiceWorks is an internet-based service. Over 260 airlines and more than 5,550 industry suppliers are already linked and enjoying the financial benefits of electronic invoicing through IATA InvoiceWorks. Go to www.iatainvoiceworks.com for more information.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2,600 employees in Europe and has an annual turnover of €400 million.

Atos Origin Press contact:
Emilie Moreau
Tel: +33 1 55 91 24 74
Email: emilie.moreau@atosorigin.com


Atos
Origin

PRESS RELEASE

Lord Warner, Health Minister, officially opens the NHS Walk-In Centre managed by Atos Origin at Canary Wharf

Providing Patients with Convenient Access to Primary Healthcare Services without the need for an appointment

London, 12 June 2006 - The Canary Wharf NHS Walk-In Centre, set up and run by Atos Origin on behalf of the NHS, was officially opened today by Lord Warner, Health Minister. The Canary Wharf NHS Walk-in Centre is the second to be managed by Atos Origin, a leading IT services company and a major provider of managed medical services and occupational health, and has been open since 21 April 2006.

The Canary Wharf NHS Walk-In Centre, located close to Canary Wharf tube station and the South Quay Docklands Light Railway station, has been set up to provide additional primary care access to commuters as well as the local residential community. It will be open from 7am to 7 pm, Monday to Friday and will offer a range of services, including treatment for minor injuries and ailments and health promotion advice. The service will be led by experienced nurse practitioners, with a GP also on-site throughout the day.

"The public has told us that they want faster, more convenient NHS services," said Health Minister, Lord Warner. "Many banks and supermarkets are now open round the clock and the NHS needs to move to match people's expectations for extended opening hours.

"New commuter centres, such as this one at Canary Wharf, are a step towards meeting the needs of today's NHS patients, as they will offer advice and treatment outside of GPs' traditional opening times, right on the doorstep of many people's workplace.

"No doubt there will be people suffering from aches and pains after the Canary Wharf fun-run last week. This new NHS walk-in centre will allow them to get the treatment they need at a time that best suits their busy lives."

Atos Origin is responsible for managing the centre on behalf of the NHS, including the identification, acquisition and refurbishment of the site, recruitment of healthcare professionals and the day-to-day running of the service.

"Following on from the success of the Manchester Walk-In Centre which opened in November 2005, the opening of the Canary Wharf Walk-In Centre confirms our position as one of the leading healthcare providers in the UK today," said Simon Chipperfield, senior vice president, Medical Services, Atos Origin. "Located in the heart of a busy business centre, we will provide patients with convenient access to primary healthcare services without the need for an appointment and so complement existing GP practices and other NHS facilities in the area."


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The first Centre opened by the Rt Hon Liam Byrn and managed by Atos Origin, is located at Manchester Piccadilly and in the first six months, nearly 9,000 patients have been seen.

Atos Origin is a unique service provider to the UK healthcare sector providing occupational health, primary care, capability assessment and diagnostic services to more than two million people each year and making a positive difference to the wellbeing of UK citizens and organisations. The company is also delivering consulting and IT programmes at the heart of modernising health service to increase patient choice and so improves the patient experience.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For further information, contact:

Marie-Tatiana Collombert
Tel: +33 (0) 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com

Sam Routley
Tel: +44 20 7878 3000
Sam.routley@mslpr.co.uk


Atos
Origin

PRESS RELEASE

Atos Origin signs agreement with Dutch government for standardization of financial reporting

Solution creates a single point of entry for timely and accurate financial reporting

Utrecht, 15 June 2006 - Atos Origin has signed a covenant with the Dutch government to standardize the financial reporting of businesses to the government. The government and a number of parties collaborate to optimize financial reporting by the supply of reliable financial information, based on a simple classification of terms. This is also called taxonomy which enables considerable savings regarding annual reporting, and transactions of tax declarations and economic statistics.

From 1 January 2007, businesses in the Netherlands are required to submit financial reports to official bodies such as the tax office, the Central Statistics Office and Chambers of Commerce electronically using a standard language. This is made possible using the Government Transaction Portal (GTP), which will ensure that each report reaches the correct authority or department. Atos Origin has developed a standard solution, with which companies will be connected directly to GTP and able to comply easily and efficiently with the new international reporting rules. The covenant is signed by Minister Donner from Justice, Minister Zalm from Finance, Minister Pechtold from Government Reform and secretary Van Gennip from Economic affairs.

The stimulus for this covenant between the Government and a number of market parties is the so-called Netherlands Taxonomy Project (NTP), a programme designed to cater for the electronic submission of reliable financial information, based upon a clear classification of concepts. The system is known as 'taxonomy'. The Government Transaction Portal will undoubtedly significantly lighten the administrative burden of taxation on the Government, but does not as yet provide for a link with business.

As one of the principal partners in NTP, Atos Origin has put its experience in devising information chains to work, and developed a software solution with which companies can submit the required reports to the correct bodies or departments using a single point. The solution guarantees correct delivery of financial reports at the right time, as well as the integrity of the sender's entity and the reliability of data. If needed, reports can be translated, so that companies can prepare in stages for the changeover to new international regulations in the field of financial reporting.


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Origin

An intelligent standard procedure

"Atos Origin is a major player in the NTP project and, as a system integrator, is convinced this initiative will be a success. Using this standard solution for financial report chains, companies will be able to hook up easily to the GTP. In this way, financial data can be easily exchanged between businesses and the Government using a standard language - Extended Business Reporting Language (XBRL). The Government gets reliable and transparent insight into companies' financial performance, while business is put in a position to satisfy the new rules on financial accountancy", says Pieter Buijs, CTO at Atos Origin in the Netherlands. "The link to GTP is no longer a time-consuming individual effort with all its attendant risks, but instead a comprehensible standard procedure, with which both government and businesses will benefit from the support Atos Origin is able to offer."

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information:

Marianne Hewlett
+ 31 30 299 5006
marianne.hewlett@atosorigin.com

Jose de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com


Atos
Origin

PRESS RELEASE

Atos Origin forms alliance with BCI Navigation to offer innovative mobile internet services to telecom operators

Paris, 16 June 2006 - Atos Origin and BCI Navigation, a leading provider in advanced mobility software solutions, have joined forces to provide new mobile services related to positioning and guidance, to telecom operators. This alliance aims to help telecom operators rapidly deploy new services and applications based on the innovative CRISTINE ™ technologies from BCI Navigation.

This agreement will enable Atos Origin and BCI Navigation to develop and integrate mobility applications for mobile operators by optimizing the use of next-generation smartphone handsets. These innovative services, adapted to B2B and B2C requirements, are centred on:

- Calculating journeys in real time based on actual traffic conditions
- Navigating users to mobile or fixed objects or individuals
- Providing mobile internet access

These services, based on the capability to link up with any object or person, can be adapted on demand to meet specific needs. A range of services is offered, including navigation/guidance, the surveillance and protection of vulnerable persons (children or Alzheimer sufferers, for example), the inevitable "home health care", recreational services and advanced fleet management. All these services will be enhanced by teaming up with mobile internet services (radio, TV, VoD and video blogs).

"The combination of new types of mobile handsets incorporating GPS technology and the data used to confirm the location and presence of persons or objects available on operator networks, is paving the way for new services to provide extremely vast opportunities. The rapid development of mobile internet applications will enable telecom operators and service providers to offer their customers the advantage of mobility. Atos Origin wants to be at the heart of this movement with its telecom operator customers by helping them to rapidly deploy these new services and applications based on innovative technologies from BCI Navigation," says Thierry Mileo, Managing Director Telecoms and Media, France at Atos Origin.

In this context, Atos Origin's vast experience in developing software comprising real-time architecture and integrating into operator information systems will ensure that all kinds of information required for these services are made available and shared. Atos Origin will also offer operators scalable architectures to cope with the growing volume of data exchanges. There are in pace with the increasing output of communications networks, that are also totally secured, in accordance with its obligations to respect privacy.


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"Technology can contribute to our sense of well-being if it creates real services, i.e. services that are useful to individuals and businesses. BCI's technology will provide surveillance, protection and assistance to everyday life. BCI Navigation is delighted to cooperate with Atos Origin to strengthen its positioning on the mobility market and benefit from the advances made in convergence technologies (telecoms, telephones, Internet)," explains Bruno Coiffet, chairman and CEO of BCI Navigation.

The CRISTINETM software chain, which draws on cutting-edge technologies (consolidated geographic and cartographic databases, constantly enriched and updated in real time), has been coupled with the functionalities of next-generation telephones and benefits from the recent progress in positioning applications on smartphone handsets (GPS, Galileo, RFID coupling).

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext Market Solutions, Atos Worldline and Atos Consulting.

About BCI Navigation
BCI Navigation is a leading provider in advanced mobility software solutions. Thanks to its mastery in database management, its own high performance format, and its expertise in navigation and driver assistance, BCI masters the full chain of software and tools necessary for mobile applications. Its modular software developments have been tested all around the world and are already implemented into variety of vehicles. BCI Navigation is listed on Euronext-list C Paris (code 7619). www.bcisa.com

For more information please contact:

BCI Navigation
Bruno Coiffet
+33 1 69 11 30 00
bcoiffet@bcisa.com

Atos Origin
Jose de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com


Atos
Origin

PRESS RELEASE

Atos Origin Sponsors U.S. Olympian, and International Triathlon Union World Cup Champion Hunter Kemper

Leading IT Services Company and Worldwide IT Partner for the Olympic Games Supports 2005 USOC Athlete of the Year in his Pursuit of Gold in the Beijing 2008 Olympic Games

Houston, Texas, 19 June 2006 - Atos Origin, a leading IT services company and Worldwide IT Partner for the Olympic Games, today announced plans to sponsor triathlete Hunter Kemper, the 2005 International Triathlon Union (ITU) World Cup Champion and U.S. Olympian, as he prepares to compete in the Beijing 2008 Olympic Games.

A two-time Olympian, and 2005 United States Olympic Committee Athlete of the Year, Kemper finished ninth at the ATHENS 2004 Olympic Games and 17th at the Sydney 2000 Olympic Games. Atos Origin's sponsorship will help enable Kemper's continued preparation for the next Olympic Games through funding for training, competition, travel and other expenses.

"As the Worldwide IT Partner for the Olympic Games, Atos Origin recognizes that the athletes and athletic excellence are paramount to the Olympic Spirit," said Paul Stewart, CEO, Atos Origin North America. "Hunter Kemper is a true U.S. Olympic hero, and we're pleased to support one of the world's finest athletes as he trains and competes in preparation for the Beijing 2008 Olympic Games. Of all the Olympic events, the triathlon is one of the most physically intense and attracts the most extraordinary athletes, requiring them to excel in multiple disciplines."

Kemper is currently ranked the top triathlete in the world and is the first U.S. male to ever reach this ranking. He was recently named the 2005 U.S. Olympic Committee (USOC) Athlete of the Year as well as the 2005 Male Triathlete of the Year by the USOC. A three-time ITU World Cup winner and five-time U.S. Pro National Champion, Kemper was presented the Jim Thorpe All-Around Award in February of this year.

"I am delighted that Atos Origin has agreed to sponsor me through Beijing 2008 where I hope to earn a gold medal," said Hunter Kemper. "The sponsorship from Atos Origin will enable me to focus on my training and prepare for my third Olympic Games. As an athlete, I understand the preparation that goes into success at the Games. Atos Origin prepares behind the scenes for years in advance to deliver results to the media, keep the Games secure and make sure our efforts are available to the world."

Kemper secured his first spot on the U.S. Olympic Team as the top ranking American at the 2000 ITU World Cup in Sydney. In the summer of 2003, he became the only American triathlete to win the gold medal at the Pan American Games in Santo Domingo, Dominican Republic. At the 2003 ITU World Cup in Madrid, Spain, Kemper became the first American male triathlete to win a world cup race since 1994. A 1998 graduate of Wake Forest



University, Kemper won his first Pro National Championship that year. He began participating in triathlons at the age of 10.

The Atos Origin contract with the International Olympic Committee (IOC) is the largest sports-related IT contract covering: Salt Lake City in 2002 (operating as SchlumbergerSema); Athens in 2004; Torino in 2006; Beijing in 2008; Vancouver in 2010; and London in 2012. As Worldwide IT Partner for the Olympic Games, Atos Origin designs, builds, integrates and manages the vast IT systems that relay results, events and athlete information to spectators and media around the world. It has primary responsibility for Information Technology, relating to IT consulting, systems integration, operations management, information security and software applications development for the Olympic Games. Atos Origin has been preparing for the Beijing 2008 Olympic Games since late 2004.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Consulting, Atos Euronext Market Solutions and Atos Worldline.

Atos Origin Press Contacts:

Rose Sparks
Atos Origin
713-513-3271
rose.sparks@atosorigin.com

Dan Keeney, APR
DPK Public
Relations
832-467-2904
dan@keeneypr.com

Cheryl Herbert
USOC
719-866-4566
cheryl.herbert@usoc.org



PRESS RELEASE

Atos Origin chosen as IT partner for Mobistar's new web portal

Portal offers personalisation of user information and targeted promotions

Zaventem, 19 June 2006 - Atos Origin, an international IT services provider, has implemented a new web portal for Belgian telecom operator Mobistar. Launched in May, the portal is designed to allow surfers to receive personalised information from Mobistar according to user profile, and allows Mobistar to instantly update content on the site that targets specific user groups. When a registered user logs on to the site, they will be shown information targeted to them, including promotions that relate directly to their interests.

The rapid dissemination of information and targeted content or promotions gives clear competitive advantage for telecoms operators. To achieve this, Mobistar decided to completely overhaul its portal for individual users and commissioned the IT services company Atos Origin to implement the portal. Results to date have met Mobistar's expectations.

Atos Origin developed a unified Documentum WCM and BEA WebLogic Portal platform. Using Documentum templates, the portal allows product and marketing managers to upload offers and information themselves and to create links between similar content. The portal, designed to reflect the visual identity of Mobistar, has a bilingual interface (French & Dutch), a unique authentication system (Single Sign-On) and a powerful search engine based on Autonomy technology.

Atos Origin had previously implemented the Mobistar Tellme extranet portal for external and internal resellers of the brand's products and services.

"Following the successful implementation of the Tellme portal, Mobistar entrusted us with its customer-facing portal," says Tonny Vanderhoven, Consulting & Systems Integration Director at Atos Origin Belux. With this new revamped portal, Mobistar is in a position to provide more targeted information to its users. This kind of system gives a competitive advantage to companies in any sector that have direct relationships with their customers, for example utilities companies, or banking and finance companies."

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.


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For more information:

Christelle Colin
+32 2 690 26 04
christelle.colin@atosorigin.com

José de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com


Atos
Origin

PRESS RELEASE

Atos Origin and Traventec partnership for the travel industry

Essen, 20 June 2006 - Atos Origin, a leading international IT services provider, and Traventec, a software development company for the travel industry, today announce that they have combined their proven expertise and experience in the field to offer added value services and solutions to companies in the travel sector across Europe.

The aim of this partnership is to provide companies with competent and future proof IT solutions covering the entire IT requirements of the travel sector. The partnership combines Traventec's know-how in the development of software for the travel market with Atos Origin's expertise in the areas of change management and outsourcing.

"*We see enormous business potential in this area and will work together to create a joint range to penetrate this market,*" said Ulrich Engelhardt, Vice President of Consulting and System Integration at Atos Origin GmbH.

Through this partnership Atos Origin strengthens its position as a competent IT service provider in the travel sector. Its newly created Travel Competence Centre based in Stuttgart offers full support to companies in that sector, from design, application development, change management to outsourcing.

"*This partnership with Atos Origin is a significant step - for Traventec, Atos Origin and our customers in the travel industry,*" said Greg Cawley, Chief Executive Officer of Traventec. "*Atos Origin is one of the most important partners on the international IT service market. As a company that specialises in system solutions for the travel industry, Traventec is proud to be able to fulfil this new challenge presented by companies in the travel sector together with Atos Origin. We can draw on both our knowledge of the sector and our IT expertise and demonstrate our experience in the travel industry once again.*"

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.


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About Traventec:
Traventec is a medium-sized European travel solutions company, an expert and specialist in the delivery of travel technology. Traventec offer a range of bespoke services that deliver real value for money and genuine ROI. Traventec understand the travel processes, transactions and technology solutions that are required to position our clients to gain maximum benefit from evolving distribution channels, the growing importance of eCommerce and the Internet, increased consolidation in the industry, and the need to partner with multiple players for optimum access to inventory. Traventec's Europe-wide client base encompasses small travel firms to major international players, these including Amadeus and UK based Holiday Extras.

Press Contact
Atos Origin
Katrin Morhenne
Phone: +49 (0)201 4505 9267
E-Mail: Katrin.Morhenne@atosorigin.com


Atos
Origin

PRESS RELEASE

Agence de l'Eau Seine Normandie selects Atos Origin as its strategic partner to revamp and manage its information system

Paris, 22 June 2006 - Agence de l'Eau Seine Normandie (AESN), a public agency that plays a major role in deploying France's water management policy in the Seine River watershed, has asked Atos Origin, one of the world's leading providers of information technology services, to completely revamp its information system, including infrastructure, applications and databases. AESN has also renewed Atos Origin's managed operations contract for five years and extended it to cover the entire information system. As part of the renovation process, AESN's IT system will be migrated towards Open Source solutions in compliance with IT Infrastructure Library (ITIL[1]) best practices. Under the €40-million contract, Atos Origin will maintain uninterrupted service, with performance guarantees.

Agence de l'Eau Seine Normandie (AESN) is the largest of six public agencies that manage water resources in France's major watersheds. Together with local communities, manufacturers, farmers and other users[2], AESN is choosing the most effective strategy for achieving a sound ecological balance in the watershed by 2015, in accordance with European directives.

In response to this challenge, it has set four main objectives:

- Improve knowledge and forecasts of water volumes and quality.
- Develop its ability to plan its actions and manage the network of partners.
- Optimize the use of its funding.
- Streamline internal and external processes.

As part of its mission, AESN has to report to the French Environment and Budget Ministries on the state and quality of water in the watershed, the related expenses, and the profitability of its operations. In addition, AESN must provide an increasing amount of summary and analysis data under very short deadlines, to meet the requirements of France's budget framework law (LOLF[3]), as well as the highly sophisticated qualitative requests from its partners. Overhauling AESN's IT system is a critical aspect of this transformation process.

Atos Origin recommended and took responsibility for completely revamping AESN's information system, including support in choosing and configuring a new accounting system. The process involves:

- **Migrating mainframe infrastructure** to web technologies.

- **Rewriting the applications portfolio** (5,000 programs) using Open Source products to the greatest extent possible. All of the applications governing subsidies and fees will be rewritten without any interruption in service.



The various technologies will communicate with each other during the complex, phased migration to the new information system. The schedule calls for the new subsidies system to be up and running in early 2007. The fees system will be renovated afterwards.

- **Introducing geographic data and decision-support software, and building an extranet** so that non-agency participants may interact and consult data remotely.

AESN has also renewed Atos Origin's contract for **managed operations and technical and strategic contracting** for a period of five years. The contract covers maintenance, operation and desktop and network support.

The new agreement follows on two projects already completed by Atos Origin for AESN:

- **Dematerialization of the paper-based subsidy payment process.** Under the system set up in early 2005, incoming payment requests are scanned and then validated in a dematerialized process that includes an electronic signature and payment order transfer to the Bank of France. Workflow for in-house purchases was dematerialized in 2006.
- **Construction of a data warehouse** for all of AESN's data. Centralization makes for more meaningful and reliable queries and statistics, allowing the water agency to fulfill its core mission more effectively.

"*We chose Atos Origin to upgrade and manage our IT system because we knew it had the expertise and ability to carry out complex projects successfully and on time,*" said **François Colas-Belcour, General Secretary of AESN**.

"*Sustainable development issues are increasingly sensitive. We are very proud to have been selected as AESN's partner, and we will leverage all our skills to help the agency fulfill its mission,*" added **Hervé de Colnet, Director of Atos Origin's Public Sector Department**.

1/ ITIL – Created more than ten years ago in the United Kingdom, IT Infrastructure Library (ITIL) is a set of best practices in the public domain that have become a de facto international standard. The library, which is independent of technology and suppliers, contains seven books of guidelines and recommendations for providing quality service to information system users and clients. It covers all internal IT systems and processes. While virtually exhaustive, the approach does not profess to have an answer to every question. Issues addressed by the seven volumes include Service Support, Service Delivery, Security Management, Infrastructure Management, Application Management, Planning to Implement Service Management, and The Business Perspective.



2/ Manufacturers, local communities and farmers pay fees to the agency for the water they use and to clean up the pollution caused by their activity. In return, they may receive subsidies to finance measures to prevent and abate pollution, reduce waste and eliminate hazardous substances. The agency also provides technical advice to businesses and organizes training sessions.

3/ LOLF – The French acronym for the law fixing the framework for the 2001-2005 budgets. Adopted on August 1, 2001, the law significantly reformed the State budget by shifting from a resources-based to a results-based culture and creating a new budget architecture. This new focus on performance should play a critical role in government reform and increase the French parliament's powers.

About Agence de l'Eau Seine Normandie

Agence de l'Eau Seine Normandie is the public agency in charge of managing water resources for the entire Seine River watershed, which includes the Seine, its tributaries and coastal streams in Normandy. The area under its jurisdiction comprises:

- 25 French departments and 8 regions.
- 17 million people.
- 40% of France's manufacturing activity.
- 50% of France's river traffic.
- 60,000 square meters of farmland.

AESN's mission is to add value to the watershed's water resources, help secure water supply, reduce chronic and accidental pollution, protect the environment and improve infrastructure management.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information:
Anne de Beaumont
+ 33 1 55 91 24 15
anne.debeaumont@atosorigin.com

a



PRESS RELEASE

Atos Origin expands its offering in Luxembourg and is granted PSF accreditation

New technology solutions perfectly adapted to the regulations in Luxembourg and in compliance with demands of financial market

Luxembourg, 22 June 2006 – Atos Origin, an international IT services company, extends its offer in Luxembourg and has just been awarded the PSF (Professional Sector Finance) accreditation which is an official business status set out under the Luxembourg law. This status underlines Atos Origin's expertise as a Professional in the Finance Sector. In order to best serve its existing and potential customers, Atos Origin has adjusted its operating structure to ensure the continuity of its current offer, usual contact persons and services, while at the same time enlarging its financial offering.

Atos Origin enlarges its range of services that are delivered by a new highly specialised team of twenty employees in order to provide its expertise in infrastructures, applications and operations management to financial institutions of all sizes.

"It's a significant investment for us that is worth the effort," says Henri van Engelen, Managing Director of Atos Origin in Belgium & Luxembourg. "We will not only be providing the financial market with our expertise in terms of services, but our existing customers will also be able to benefit from all the additional skills and knowledge that the new team has to offer. We invest heavily – both in terms of the efforts made and time spent, and also in recruiting the best people with the right background and experience. The status of PSF, which is subject to regular audits, as well as the specific structure that goes with it, are confirmations of our professionalism and know-how in the financial sector".

The new offering of Atos Origin includes the following services:

- Business Intelligence for automated financial, business and KPI reporting;
- Company Integration for Web Enablement and application integration, internet, Intranet or Extranet access to the processes;
- Prolonged ERP for process automation in the Finance, Purchasing and Human Resources departments;
- Company Content Management Solutions for automation of contents and workflow and document management processes;
- Atos™ Application Management for handling applications;
- Atos™ Workplace Solutions for desktop management and office automation,
- Database Management for DBA solutions; and
- Server and Storage Management for Wintel and Unix server management.


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Origin

"Application Management at Atos Origin has always been at the very core of our business and we have extensive knowledge in this field", adds Henri van Engelen. "At an international level, infrastructure management and managed operations represent more than half of our turnover. We are therefore delighted, as a recognised PSF, to deploy this knowledge in the financial sector. For our customers, it is a real guarantee of quality and accountability, particularly in the area of confidentiality."

About Atos Origin

Atos Origin is one of the leading international players in IT services. Its aim is to convert the strategic vision of its clients into results by improved use of consulting solutions, system integration and facilities management. Operating in 40 countries throughout the world, Atos Origin records an annual turnover of more than €5.5 billion, with a staff of 47,000 employees. Atos Origin is the world IT partner of the Olympic Games and the Group boasts of large international accounts in all business sectors among its clients. Atos Origin is listed on the Euronext Market in Paris and performs its business under the names of Atos Origin, Atos Euronext Market Solutions, Atos Worldline, Atos Consulting.

For further information:

Christelle Colin
+32 2 690 26 04
christelle.colin@atosorigin.com

José de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com


Atos Origin
TM

PRESS RELEASE

INTERalliance IT Careers Camp to Provide High School Students with Early Training and Executive Connections

Leading Local Companies, High Schools, and the University of Cincinnati Partnering to Expand Interest in IT, Keep Future Workforce in Town

Cincinnati, Ohio, 27 June 2006 - School may be out for the summer, but the newly formed INTERalliance of Greater Cincinnati is working to immerse 40 of Cincinnati's top high school students in information technology (IT). The INTERalliance IT Careers Camp will offer a unique behind-the-scenes view of future career opportunities and once-in-a-lifetime hands-on experiences.

The INTERalliance is a collaborative effort launched by Atos Origin, Procter & Gamble and the University of Cincinnati - College of Business and involves several other corporations and entities as charter participants, including Chiquita Brands International, Cintas Corporation, Fifth Third Bank, and Toyota. The organization is dedicated to creating an environment that gives local young IT talent a compelling reason to stay in southwest Ohio both for college and their careers.

Six of Cincinnati's leading college-prep high schools were selected to participate in the IT Careers Camp pilot. Cincinnati Country Day School, Indian Hill, St. Ursula Academy, St. Xavier, Sycamore and Walnut Hills nominated some of their best students for scholarships to attend the camp during one of the two 1-week sessions running July 10 through 14 or July 31 through August 4. After the pilot, subsequent year invitations will be expanded to include all high schools in the Greater Cincinnati Region.

During the camp sessions, students will get tangible technology experience at local businesses and organizations, including:

- Taking behind-the-scenes tours and experiential encounters, such as the DaVinci surgery robot at the U.C. Experimental IT Center for Surgical Innovation
- Using virtual reality to explore the impact of package design on consumer buying decisions at P&G's Winton Hill Envision Center
- Participating in simulations to solve real-world business problems with IT solutions at Cintas Corporation's headquarters in Mason
- Practicing on real surgery simulators (the ultimate video game) at Ethicon Endo-Surgery
- Editing video footage using the latest computer technology at the University of Cincinnati's College Conservatory of Music


Atos Origin

"Too many of Cincinnati's best and brightest are leaving for college and not returning," said Doug Arthur, manager of Great Lakes Commercial Support Services for Atos Origin. "We want to show these kids that there is an exciting future for them in the Cincinnati Region and in IT. By connecting them with industry leaders and providing them with tangible technology experiences that inspire their imaginations, we believe that we can increase the talent pool and start developing the workforce of tomorrow."

The students also will receive advanced web development training and participate in a team competition to design a Web site for a Cincinnati non-profit organization. The winning team's design will be used by the charity. Microsoft Corporation is donating a personal copy of Microsoft Visual Studio 2005 for each of the students.

In addition to field trips and practical experience, students will be joined for lunch each day by a senior IT executive who will share information about the industry and offer perspectives about career opportunities throughout the Greater Cincinnati region.

Some of the scheduled executives include: Julie Elberfeld, vice president at Fifth Third Bank; Marta Foster, senior vice president of IT at Procter & Gamble; Jill Henry, senior director of applications at Cintas Corporation; Helen Marshall, assistant general manager of IS for Toyota Motor Engineering & Manufacturing North America; Filippo Passerini, chief information officer of Procter & Gamble; Joe Robinson, senior vice president of IT at Fifth Third Bank; Robert Scott, senior vice president of IT at Procter & Gamble; Gene Wells, vice president of Great Lakes region for Atos Origin, the Worldwide IT Partner for the Olympic Games; and Waheed Zaman, senior vice president and chief information officer of Chiquita Brands International.

INTERalliance also is piloting a 6-week paid IT internship for one talented high school student and plans are underway for 3-month international co-ops for selected University of Cincinnati IT majors at Atos Origin's Development Center in Mumbai, India.

Several news stories over the last few years have reported that the exodus of young adults from the Greater Cincinnati Region may be among the highest in the United States. For instance, census data show that Hamilton County lost more Gen Xers than any urban county in the Midwest in the 1990s. Meanwhile, the undergraduate enrollment in computer science and IT programs at schools such as the University of Cincinnati is down nearly 65 percent from just a few years ago.

In addition to founding members Procter & Gamble, the University of Cincinnati, and Atos Origin, INTERalliance charter members include Chiquita, CincyTechUSA, Cintas, Ethicon Endo-Surgery, Fifth Third Bank, Microsoft, WCPO-TV, University Hospital, and Toyota. Membership is open to all Greater Cincinnati Region businesses, organizations, high schools and post-secondary education institutions.


Atos
Origin

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information about the INTERalliance of Greater Cincinnati, please contact:

Doug Arthur
Atos Origin Manager, Great Lakes Commercial Support Services
Atos Origin, Inc.
Tel: 513-985-1450
doug.arthur@atosorigin.com

Rose Sparks
Atos Origin, PR Manager
713-513-3271
rose.sparks@atosorigin.com

Dan Keeney, APR
DPK Public Relations
832-467-2904
dan@keeneypr.com


Atos
Origin

PRESS RELEASE

Atos Origin is modernising the call management solution for Société Générale's employee savings subsidiary

Paris, 28 June 2006 - Atos Worldline, an Atos Origin Company, has been chosen by Société Générale to overhaul its interactive voice response (IVR) and its call distribution system, known as ESALIA, for its employee savings branch. The modernisation of call management allows Société Générale to meet the needs of its customers more quickly and more efficiently.

Atos Worldline has been chosen by Société Générale to assist in the modernisation of its call management solution for its employee savings branch.

Atos Worldline was responsible for putting in place an interactive voice response entirely configured for branch customers. In order to reduce the call handling time, the Worldline ACD (Automatic Call Distributor) solution for the intelligent distribution of calls has been combined with the interactive voice server.
The complete Worldline ACD solution deployed in parallel to the IVR enables customer requests to be categorised and the operator response time to be optimised. To accelerate the handling of the request, as soon as a new call arrives, each call centre agent receives the customer's details on an information strip that appears on his screen.

All of the Atos Worldline solutions put in place communicate with Société Générale's employee savings information system via web services (applications enabling data to be exchanged in a standard language). Different web services have thus been used by Atos Worldline for managing identification, account status, unit values, correspondence, fax dispatch, etc.

For improved management of the service, Atos Worldline has provided Société Générale's employee savings with a web interface that makes it possible to configure the interactive voice response and the call distribution rules, as well as to consult the call statistics.

Overhauling the management system for the Employee Savings' call centre has allowed Société Générale to meet the needs of its customers more quickly and more accurately. This success reinforces Atos Worldline's expertise in the value chain for the intelligent management of calls linked to an area of banking expertise.


Atos
Origin

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2,600 employees in Europe and has an annual turnover of €400 million.

Press contact:
Emilie Moreau
Tel : +33 1 55 91 24 74
Email: emilie.moreau@atosorigin.com


Atos
Origin

PRESS RELEASE

France's National Library to Outsource Onsite Management of Its IT Systems to Atos Origin

Paris, 29 June 2006 - Atos Origin, a leading IT services provider, has been chosen by the French National Library (BnF) to manage the operation of its IT systems. The four-year, €15-million contract covers all BNF sites (François-Mitterrand, Richelieu, Arsenal, Opéra, Avignon, Marne-la-Vallée and Sablé).

The BnF is the recipient and protector of France's collective memory and is responsible for transmitting it to present and future generations. Its assets include more than 13 million books and printed documents, 250,000 volumes of manuscripts, 350,000 collections of periodicals, roughly 12 million prints, photographs and posters, over 800,000 maps, two million pieces of sheet music, one million recordings, tens of thousands of video and multimedia documents, and 530,000 coins and medals. In all, the collection represents 250 km of shelving, to which the legal deposit[1] adds 4 km a year. Managing the library and its collection and making the works contained within available to the public requires a highly reliable information system. To improve productivity, optimize service, and streamline and secure IT operations, the BnF wanted an outside partner specialised in outsourcing.

"We chose Atos Origin because the company's proposal met our technical and business criteria," said Caroline Wiegandt, Deputy Managing Director of Bibliothèque de France. "The technical aspects of Atos Origin's bid were meticulous and methodical, and the market challenges and goals were thoroughly integrated. In addition, service quality complies fully with CCTP[2] requirements, and the Company's commitments and service levels are clearly defined."

Under the terms of the contract, Atos Origin is responsible for all of the BnF's IT systems, comprising:

- 200 applications and 335 application chains.
- 70 UNIX servers and 180 NT servers.
- A Gigabit Ethernet network / 7,400 100-Mbps desktop connections.
- Nearly 3,900 workstations.
- Ticketing and access control systems for sites open to the public, as well as special audiovisual equipment.

Atos Origin is also responsible for monitoring operation of the automatic document transfer system, which ensures that documents researchers have reserved, either on site or via the Internet, are available when the arrive at the library. Any malfunction in this critical system will be identified and resolved within two hours.



An Atos Origin team is also responsible for managing the electronic transmission of image and sound files to library workstations.

The managed services contract, which includes guaranteed performance objectives, ensures reliable service for BnF employees as well as for members of the general public, estimated at 1,000 researchers, 2,600 readers and 20,000 Web-users a day. Full-time teams at the François-Mitterrand and Richelieu libraries work closely with BnF staff, monitoring service quality and responding as needed.

"This managed services contract enables us to deliver high quality service to BnF readers while providing the Networks & Services Division with a long-term contract in line with its improvement objectives," said Frédéric Glaudot, Deputy General Manager Outsourcing for Atos Origin in France.

---

1) In 1537, King François I issued an ordinance requiring printers and booksellers to send a copy of any book printed and sold in the kingdom of France to the royal library. This is called the legal deposit, a practice that continues today and has been extended to include periodicals, CDs, DVDs and other audio and video media, and, more recently, websites.

2) CCTP – French system of technical specifications for government contracts.

About Bibliothèque nationale de France

The BnF today

Created from the merger of the former Bibliothèque Nationale and Etablissement Public de la Bibliothèque de France, the BnF manages its collections and carries out its missions on several sites:

- The François Mitterrand Library (printed documents, periodicals, audiovisual and digital documents).
- The Richelieu Library (manuscripts, prints, photographs, maps, coins, medals and ancient objects, music and performing arts).
- The Arsenal Library.
- The Opera Library Museum (music).
- Maison Jean Vilar in Avignon (theater).
- The Bussy Saint-Georges conservation center.
- The Joel-Le-Theule conservation center in Sablé.


Atos
Origin

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues total more than €5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext Market Solutions, Atos Worldline and Atos Consulting.

Media contact:
Anne de Beaumont - + 33 (0)1 55 91 24 15 - anne.debeaumont@atosorigin.com